Form 20-F
period 2002-03-31
NOVEL DENIM HOLDINGS LTD
filed 2002-09-26
CIK 1041868

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended: March 31, 2002

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

Commission file number: 0-29368

NOVEL DENIM HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

NOVEL DENIM HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered

Ordinary Shares	National Market Tier of the Nasdaq Stock Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value US $1.00	9,138,900

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filling requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [  ]

PRELIMINARY NOTE

         This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as “anticipate,” “estimate,” “project,” “expect,” “believe” and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company’s customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company’s garments and fabrics, actions by its major customers or existing or new competitors and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties both referenced and not referenced in this annual report. These risks are more fully described under Item 3. “Key Information—Risk Factors” of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

         All references in this document to “Novel Denim” or the “Company” are to Novel Denim Holdings Limited, a British Virgin Islands (“BVI”) international business company, and its subsidiaries.

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “fiscal” or “fiscal year” refer to the fiscal year ended March 31 of the calendar year mentioned.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

         The selected consolidated financial and other information presented below have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are derived from the Consolidated Financial Statements of the Company for the years ended March 31, 1998 through 2002. The Consolidated Financial Statements for, and as of, the year ended March 31, 1998 has been audited by Price Waterhouse, independent accountants. The Consolidated Financial Statements for, and as of, the years ended March 31, 1999 through 2002 have been audited by PricewaterhouseCoopers, independent accountants. The information should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report and Item 5. “Operating and Financial Review and Prospects.”

	Fiscal Year Ended March 31,

	1998	1999	2000	2001	2002

	(in thousands, except per share amounts)
Statement of Income Data:

Net sales	$85,715	$97,702	$105,101	$138,046	$158,585

Cost of goods sold	60,275	70,185	84,456	107,465	132,201

Gross profit	25,440	27,517	20,645	30,581	26,384

Other revenues (1)	50	337	638	440	789

Selling, general and administrative expenses	8,958	9,901	12,248	15,187	18,693

Impairment loss (2)	—	—	—	—	2,375

Other expenses (3)	—	225	—	589	—

Operating income	16,532	17,728	9,035	15,245	6,105

Interest expense, net	1,172	1,499	2,723	3,169	3,955

Income before minority interest, tax and effect of accounting change	15,360	16,229	6,312	12,076	2,150

Minority interest	49	48	(52)	48	82

Taxation	—	—	—	—	298

Income before effect of accounting change	15,311	16,181	6,364	12,028	1,770

Cumulative effect of accounting change	—	—	—	—	(308)

Net income	$15,311	$16,181	$6,364	$12,028	$2,078

Earnings per share after accounting change

Basic Earnings per share	$1.67	$1.71	$0.67	$1.30	$0.23

Diluted Earnings per share	$1.67	$1.71	$0.67	$1.29	$0.22

Weighted average Ordinary Shares outstanding – Basic (7)	9,145	9,438	9,438	9,221	9,110

Weighted average Ordinary Shares outstanding – Diluted (7)	9,179	9,479	9,439	9,316	9,256

	As of March 31,

	1998	1999	2000	2001	2002

	(in thousands)
Balance Sheet Data:

Cash and cash equivalents	$9,630	$2,876	$2,017	$2,361	$12,995

Working capital (exclusive of cash and cash equivalents) (4)	15,346	15,360	20,474	21,682	13,130

Total assets	82,926	116,670	124,710	149,120	189,380

Short-term debt (5)	6,880	18,877	18,099	27,681	54,963

Long-term debt (6)	751	4,545	5,068	3,610	17,542

Shareholders’ equity (7)	63,205	79,386	85,750	94,880	97,209

	Fiscal Year Ended March 31,

	1998	1999	2000	2001	2002

Operating Data:

Garment production (thousands of pieces)	5,878	7,708	8,711	12,395	15,391

Fabric production (thousands of meters)	15,858	15,228	19,190	24,716	33,302

Fabric printing (thousands of meters)	—	—	—	—	15,882

(1)	Other revenues consist of disposals of property, plant and equipment, sales of scrap materials, net proceeds from yarn sales, commissions received from an affiliate and other related or nonrecurring items. See Item 7. “Major Shareholders and Related Party Transactions.”

(2)	Impairment loss consists of a partial write off of fixed assets in Madagascar related to the closure of the Madagascar operations.

(3)	Other expenses consist of the write-off of start-up costs associated with the Company’s Madagascar and South African facilities in fiscal 2001 and 1999, respectively.

(4)	Working capital consists of current assets less current liabilities.

(5)	Including current portion of long-term debt and capital leases.

(6)	Including long-term portion of capital leases.

(7)	During fiscal 2001, the Company repurchased 420,200 Ordinary Shares for a total of approximately $3.1 million. During fiscal 2002, the Company repurchased 20,100 Ordinary Shares for a total of approximately $0.2 million.

Risk Factors

         Uncertainties in Garment and Fabric Industries

         In fiscal 2002, approximately 51% of total sales were to U.S. customers, approximately 27% of total sales were directly to European customers (primarily in Belgium, France, The Netherlands and the United Kingdom), approximately 11% of total sales were to customers in African countries for further conversion and sale, approximately 10% of total sales were to customers in Asian countries and approximately 1% of total sales were to customers in other countries. Historically, the apparel industry has been subject to substantial cyclical variations. In particular, Europe and the United States (“U.S.”) have experienced fluctuations in demand for denim and chino in recent years. There can be no assurance that the Company’s financial condition and results of operations will not be adversely affected by any such fluctuations. In addition, a recession in the general European and/or U.S. economies or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on Novel Denim’s results of operations.

         Dependence on Key Customers; No Long-term Contracts with Customers

         The Gap, Inc. (the “Gap”) has been a substantial customer of Novel Denim and accounted for approximately 31% of Novel Denim’s total sales (and approximately 41% of its total garment sales) in fiscal 2002. For the same period, Tommy Hilfiger Corporation and its subsidiaries (“Tommy Hilfiger”) accounted for approximately 15% of the Company’s total sales (and approximately 20% of its total garment sales) and Vetir S.A. (Mi-Temps) (“Mi-Temps”) accounted for approximately 7% of the Company’s total sales in fiscal 2002 (and approximately 9% of its total garment sales). Combined, these top three customers (which are all garment customers), accounted for approximately 52% of Novel Denim’s total sales in fiscal 2002 (and approximately 70% of its total garment sales). The loss of The Gap, Tommy Hilfiger or Mi-Temps as a customer, or a significant reduction in their purchases from Novel Denim, could have a material adverse effect on the Company’s financial condition and results of operations.

         The Company does not have any long-term contracts with its customers. As a result, there can be no assurance that historic levels of business from any customer of the Company will continue in the future.

         Foreign Operations in Mauritius, Madagascar and South Africa

         The Company’s operations are affected by economic, environmental, political, governmental and labor conditions in Mauritius, Madagascar and South Africa, where all of its manufacturing facilities are presently located.

         During the last few years, the Company has experienced a shortage of labor and rising labor costs. The government of Mauritius currently permits the importation of foreign labor. In March 2002, the Company’s operations in Mauritius were adversely affected by a labor dispute relating to the Company’s expatriate employees who requested that the Company make a number of changes before they returned to work. As of March 31, 2002 approximately 24% of the Company’s employees in Mauritius were expatriate employees. Following negotiations, the Company agreed to make some modifications to its existing operations and all but a small number of expatriate employees subsequently returned to work. As a result, garment production was adversely affected with orders having delayed shipments, increased air freight costs and some order cancellations. While the Company believes that it will recover from these events within fiscal 2003, no assurances can be made that additional customers will not cancel or reduce orders with the Company. There also can be no assurance that the Company’s results of operations will not be adversely affected by an increase in labor costs in the future. See Item 5. “Operating and Financial Review and Prospects.” In addition, any change in Mauritius’ labor policy could have a material adverse effect on the Company.

         In early calendar 2002, the Company’s operations in Madagascar were significantly and adversely affected by strikes resulting from disputed presidential elections. The disputed election resulted in many of the country’s commercial services and infrastructure being significantly disrupted or halted causing severe logistical and supply problems to companies operating in the capital city of Antananarivo. As a result, the Company announced on March 28, 2002 that it was moving out of the country and began shipping its equipment to Mauritius and South Africa. The Company’s production during this period was adversely affected by order cancellations, increased air freight costs, impairment of fixed assets in Madagascar and the write down of raw material and finished good inventories. For fiscal 2002, sales from Madagascar represented approximately 18.68% of total sales and 25.0% of total garment sales. In addition the Company employed approximately 6,000 people in Madagascar as of March 31, 2002, representing approximately 42% of its total employees.

         South Africa, where the Company began operating fabric manufacturing facilities in 1998, has undergone significant political and economic instability. Since the historic all-races election of 1994, which marked the end of apartheid, the African National Congress (“ANC”) sought to rebuild both the political, social and economic foundations of the country. Political, economic and social tensions continue to sustain a high level of violence in South Africa. In 1999, Mr. Thabo Mbeki, Nelson Mandela’s successor, was inaugurated as the country’s new president, following the re-election of the ANC government. The Mbeki government is now focused on easing monetary policy, stabilizing the South African rand and increasing consumer consumption. A significant portion of the population in South Africa is unemployed and/or uneducated. Accordingly, no predictions can be made regarding the political, social or economic stability of South Africa. Furthermore, there can be no assurance that economic, political, governmental or labor conditions in South Africa will not have an adverse effect on the Company’s results of operations.

         Uncertainties Relating to New Operations in China

         In October 2001, the Company began operations in People’s Republic of China (“PRC” or “China”) through the acquisition of NDP Holdings Limited (“NDP”) (see Item 7. “Major Shareholders and Related Party Transactions—Acquisition of NDP Holdings Limited”), which began operations in 1988. The PRC has historically had a planned economy but has, in certain aspects, been transitioning to a more market-oriented economy. Although the Company believes the economic reform and the macroeconomic measures adopted by the PRC, including the encouragement of private economic activity and greater economic decentralization, have had and may continue to have a positive effect on the economic development of the PRC, the Company cannot predict the future direction of these economic reforms or the effects these measures may have on the Company’s business, financial position or results of operations. Furthermore, the Chinese government may not continue to pursue these policies or may significantly alter them to the Company’s detriment from time to time without notice.

         Specifically, changes in policies by the Chinese government resulting in changes in rules, regulations, laws, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect either the Company’s financial condition or results of operations. For example, the nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of the Company’s investment in China. NDP’s subsidiary operations in China are also, by law, subject to administrative review by various national, provincial and local agencies of the Chinese government. Governmental oversight or changes to existing the rules and regulations relating to administrative review could adversely affect the Company’s results of operations.

         The Company’s new operations in China are subject to other risks as well, including:

         A lack of remedies and impartiality under the Chinese legal system may prevent the Company from enforcing the tenancy agreements under which NDP operates its factories or affect its ability to maintain NDP’s business license.

         NDP operates its factory under long term tenancy agreements (through 2038) with the local Chinese government. These tenancy agreements may be difficult to enforce in China, which could force the Company to accept terms that may not be as favorable as those provided in its other tenancy agreements. Unlike the U.S., China has a civil law system in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the Company’s ability to enforce commercial claims or to resolve commercial disputes is unpredictable because the laws may be relatively new. These matters may also be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their outcome.

         NDP’s activities in China also require business licenses which are subject to review and approval by various national and local agencies of Chinese government. Should NDP’s business licenses in China not be renewed or approved, NDP would be required to move its operations out of China, which would impair its profitability, competitiveness and market position and would jeopardize NDP’s ability to continue operations.

         Possible changes and uncertainties in economic policies in the Special Economic Zones of China in which NDP operates could harm NDP’s operations by eliminating benefits it currently enjoys.

         As part of its economic reform, China has designated certain areas, including Shenzhen where NDP has certain manufacturing facilities, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could eliminate these benefits. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

         Uncertain applications of Chinese tax laws could subject the Company to greater taxes in China.

         Under applicable Chinese law, the Company has been afforded a number of tax concessions by the Chinese taxing authorities and have avoided paying taxes on a substantial portion of its operations in China. The Chinese tax system is subject to substantial uncertainties and was subject to significant changes enacted on January 1, 1994, the interpretation and enforcement of which are still uncertain. Currently, under the Chinese tax system the Company can obtain tax benefits by reinvesting profits of its subsidiary in China. The Company is subject to taxes at a rate of 15% of the Company’s Chinese taxable profits. Changes in Chinese tax laws or their interpretation or application may, subject the Company to greater Chinese taxation in the future.

         Controversies affecting China’s trade with the United States could harm the Company’s operations or depress its share price.

         While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect NDP’s business by, among other things, causing its products in the United States to become more expensive, which could result in a reduction in the demand for its products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting the Company’s business, could also adversely affect the prevailing market price of the Company’s ordinary shares.

         Changes in currency rates involving the Hong Kong dollar or Chinese yuan could increase the Company’s expenses or cause economic or political problems affecting its business.

         NDP’s sales are predominately denominated in Hong Kong and U.S. dollars. In addition, a significant portion of NDP’s operating costs including labor and electricity costs are denominated in Chinese yuan. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each U.S. dollar. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, the Company’s results of operations and financial condition could be materially adversely affected. Any material increase in the value of the Hong Kong dollar or Chinese yuan relative to the U.S. dollar would increase the Company’s expenses.

         A significant portion of NDP’s business is generated from Hong Kong. In addition a significant portion of NDP’s costs are denominated in Hong Kong dollars. Hong Kong is a Special Administrative Region of PRC with its own government and legislature and it currently enjoys a high degree of autonomy from the PRC. The Company can give no assurance that Hong Kong will continue to enjoy autonomy from the PRC. The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation and the SAR government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. The Company can give no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained, and changes to the historical currency peg could adversely affect the Company’s business.

         Changes in International Trade Policies Affecting Import Duties and Quotas

         The Company’s operations are subject to changes in international trade policies, practices and agreements. The export of garments and fabric by the Company to the European Community (“EC”) is largely governed by the terms of the Fourth Lomé Convention (the “Lomé Convention” or “Lomé IV”), an international cooperation agreement among the 15 nations of the EC and 70 African, Caribbean and Pacific countries (“ACP States”). As Mauritius and Madagascar are members of the Lomé Convention, exports of garments and fabric manufactured in those countries to the EC are not subject to EC import duties or quotas. The Lomé Convention was extended in June 2000 for an additional period of 20 years. Any change in the Lomé Convention that would subject the Company to import duties or quotas could have a material adverse effect on the Company’s results of operations.

         In June 2000, the United States passed legislation to create a favorable trade relationship between the United States and certain sub-Saharan countries, including Mauritius, Madagascar and South Africa, under the Africa Growth and Opportunity

Act (“AGOA”). The new legislation allows the Company to sell its garments into the United States on a duty-free and quota-free basis, subject to certain conditions, the most significant of which requires the Company to use fabric manufactured in either Africa or the United States. In January 2001, Mauritius received permission from the United States to begin shipping products under the AGOA and in March 2001, South Africa and Madagascar received similar approvals. Any change in AGOA that would subject the Company to import duties or quotas or changes in the fabric sourcing requirements could have a material adverse effect on the Company’s operations.

         Outside of the EC, the Company’s activities are affected by trade agreements which limit imports from Mauritius, Madagascar and South Africa. Any further limits on garment and fabric imports from the countries in which the Company exports into the United States, or any expansion in the number of signatory countries to the North American Free Trade Agreement (“NAFTA”), could have a material adverse effect on the Company’s operations.

         In addition, changes in international trade in garments and fabric may be expected as a result of the recent Uruguay Round Agreement on Textiles and Clothing, which provides for the gradual and complete integration of garments and fabric into the General Agreement on Tariffs and Trade (“GATT”). Over a ten-year transition period which began in January 1995, quotas are scheduled to be phased out and duties are scheduled to be reduced. With respect to the EC, this may result in a reduction in the competitive advantage afforded to ACP States under the Lomé Convention vis à vis non-ACP States (such as China). Elsewhere, including in the United States, this may result in reduced quotas and tariffs on exports from other countries which are not parties to NAFTA or agreements such as the AGOA. There can be no assurance, however, as to the ultimate effect of any such changes on Novel Denim’s results of operations.

         Constraints in Production Capacity

         The Company has limited production capacity. From inception through late fiscal 1999, the Company’s manufacturing facilities operated at full capacity and the Company from time to time limited supply to certain customers when demand for its products exceeded its capacity.

         The Company’s production capacity is also subject to some seasonal fluctuations.

         During fiscal 2000, the Company’s operations in Mauritius, which accounted for 82% of the Company’s total production during fiscal 2000, were adversely affected by a continued serious drought, which forced the Company to find alternative water sources necessary for its operations. The drought limited the Company’s washing and dyeing capabilities and caused the Company to operate both its fabric and garment operations in Mauritius at less than full capacity. As a result, the Company rescheduled and reduced orders to certain of its customers, which in-turn resulted in a reduction in sales, and made additional investments to increase its water resources, including opening a new garment washing and finishing facility in St. Felix, Mauritius. If severe seasonal fluctuations or drought conditions occur in the future, the Company’s results of operations could be materially and adversely affected.

         In addition, during fiscal 2002, the Company was adversely affected by production disruptions in Madagascar following disputed presidential elections as well disruptions in Mauritius resulting from a labor dispute. See Item 5. “Closure of Madagascar Operations.”

         Potential Risks in Managing Rapid Growth

         Novel Denim has significantly expanded its operations since 1994. As a result, the Company’s sales have grown from $34.1 million in fiscal 1994 to $158.6 million in fiscal 2002, primarily as a result of significant expansions in production in Mauritius and other countries as well as through limited acquisitions. This growth has placed increasing demands on the Company’s management resources and operating systems. The Company has experienced problems in the past in connection with the integration of local labor at new facilities. There can be no assurance that Novel Denim will not experience manufacturing problems and/or product delivery delays in the future as a result of, among other things, construction delays, the integration and training of local labor and ramping up production at new facilities.

         There can be no assurance that the Company’s historical growth rates will continue in the future. Novel Denim’s success will, in part, depend upon the ability of the Company to continue to manage growth effectively. In particular, management continues to invest in computer hardware and software to further integrate its accounting and production systems. There can be no assurance that such systems can be implemented within a reasonable time period without disruption in customer service or deliveries and without diversion of management’s resources.

         Possible Fluctuations in Availability and Cost of Raw Materials

         Cotton is the primary raw material used in the production of Novel Denim’s products. In fiscal 2002, approximately 45% of the Company’s direct costs of fabric and approximately 24% of the Company’s direct costs of garments were attributable to the cost of cotton. In fiscal 2002, the Company’s consumption of raw cotton was approximately 19,000 metric tons at a cost of approximately $23 million. The availability and consequently the cost of cotton fluctuates as a result of a variety of natural and economic factors. In recent years, the cost of cotton has experienced unusual volatility, which has been reflected in the Company’s gross profit margins.

         In order to diversify its sources of cotton, Novel Denim currently purchases raw cotton from six suppliers. The cotton obtained from these suppliers is grown in various regions of Africa, primarily West and East Africa. Any shortage of cotton or material increase in price could materially and adversely affect the Company’s results of operations.

         Dependence on Key Personnel

         The Company’s ability to maintain its competitive position is largely dependent on the personal efforts and abilities of its senior management, particularly Silas K.F. Chou, Chairman of the Board, K.C. Chao, Chief Executive Officer and President, Alain Rey, Chief Financial Officer, Mei-Ling Liu, Senior Vice President – Operations and Isaacs C.C. Lam, Senior Vice President – Sales and Marketing. Each of K.C. Chao, Alain Rey, Mei-Ling Liu and Isaacs C.C. Lam has an employment contract with the Company. Novel Denim believes that the loss of the services of any of these executives could have a material adverse effect on the Company. The Company does not currently have “key man” insurance with respect to any of these individuals.

         Competition in the Garment and Fabric Businesses

         The denim and chino garment and fabric businesses are highly competitive. In its garment business, Novel Denim faces competition primarily from manufacturers within Europe, the associated countries such as Algeria, Tunisia and Morocco (the “Associated Countries”) and the ACP States and more recently, the Far East and Mexico. In the manufacturing of denim and chino fabric, Novel Denim faces competition from manufacturers in Europe and the Associated Countries such as Hellenic in Greece, Legler/T.R.C./C.D.I. in Italy, Orta in Turkey, Swift in Tunisia, Tavex in Spain and Uco in Belgium. In the manufacturing of printed and dyed fabrics in China, the Company faces competition from China Dyeing Holdings, Perfects Enterprise Ltd. and Hing Fung Printing and Dyeing Pty. Ltd. Some of the Company’s fabric competitors are significantly larger and more diversified than the Company and have substantially greater resources. In addition, the Company requires a longer shipping time than many of its competitors. Management believes that Novel Denim’s ability to compete effectively depends upon its continued ability to offer high-quality garments and fabric at competitive prices.

         Rights of Shareholders under British Virgin Islands Law may be Less than in U.S. Jurisdictions

         Novel Denim is organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of the Company’s management, directors and controlling shareholders and the rights of the Company’s shareholders differ from, and may not be as protective of shareholders as those that would apply if Novel Denim were incorporated in a jurisdiction within the United States. Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company’s Memorandum of Association or Articles of Association, a change in the Company’s authorized capital and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations, the sale or transfer of assets provided such assets form less than 50% of the assets of the Company or the sale or transfer of such assets is not outside of the usual course of the Company’s business as well as the creation of a lien on the Company’s assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon United States securities laws. See Item 10. “Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Comparison of United States and British Virgin Islands Corporate Laws.”

         Enforceability of Civil Liabilities

         The Company is a British Virgin Islands international business company. All but one of the Company’s directors, all of its executive officers and its controlling shareholder are residents outside of the United States. See Item 6. “Directors, Senior Management and Employees.” All or a substantial portion of the assets of such persons may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them upon judgments of courts of the United States predicated upon civil liability provisions of the federal securities laws of the United States. The Company has been advised by its British Virgin Islands counsel that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of United States courts or of liabilities predicated upon the federal securities laws of the United States.

         Currency and Exchange Rate Fluctuations

         The Company has operations in Mauritius, South Africa, China and until March 2002, Madagascar and is therefore subject to currency and exchange rate fluctuations with the U.S. dollar. The Mauritian rupee has historically experienced a devaluation against the U.S. dollar, falling approximately 50% between March 1990 and March 2002 and approximately 6.5% during fiscal 2002. Similarly, in Madagascar where the Company operated from May 1998 to March 2002, the Madagascar franc has also experienced a devaluation against the U.S. dollar, falling 9.7% between April 1999 and March 2002 and by approximately 4.4% during fiscal 2002. The South African rand has also experienced a devaluation against the U.S. dollar falling approximately 85% between September 1998 and March 2002 and approximately 43% during fiscal 2002. The Chinese yuan has been relatively stable against the U.S. dollar having devalued 0.5% from 1996 to 2002 and held stable during 2002. Although Novel Denim’s labor and certain other operating costs and local borrowings are denominated in Mauritian rupees, Madagascar francs and South African rands, the devaluations have not had a material adverse effect on the Company’s overall financial performance because all of its garment and fabric sales are denominated in either U.S. dollars or European currencies, which have generally appreciated against these local currencies. In addition, the price of raw cotton, the Company’s principal raw material, is denominated in U.S. dollars. Nevertheless, changes in exchange rates could adversely affect the Company’s results of operations in the future. Novel Denim currently enters into forward foreign exchange contracts to hedge certain foreign currency denominated firm commitments. See Item 5. “Operating and Financial Review and Prospects—Inflation and Exchange Rates.”

         Control by Principal Shareholder; Conflicts of Interest

         As of March 31, 2002, Novel Apparel (BVI) Limited (“Novel Apparel”) owned 49.8% of the outstanding Ordinary Shares of the Company, net of treasury stock, and is able to effectively control the election of the Board of Directors of the Company and approve or disapprove any other matters submitted to the shareholders. In December 1998, Novel Enterprises Limited (“NEL”), a Hong Kong corporation and a wholly owned subsidiary of Westleigh Limited (“Westleigh”), transferred its 80% interest in Novel Apparel to Novel Holdings (BVI) Limited (“NHL”), another wholly owned subsidiary of Westleigh. Westleigh is privately owned by members of the Chao family, including Messrs. Silas Chou and Ronald Chao and Ms. Susana Chou. The Chao family thereby indirectly controls the Company. In addition, during fiscal 2000, Mr. K.C. Chao individually purchased, through open market transactions, 505,000 Ordinary Shares of the Company. None of the shareholders of the Chao family reside in or is a citizen of the United States. Certain affiliates of NEL produce fabric and garments in the ordinary course for customers in the Far East. While these products do not compete with those of the Company, there can be no assurance that conflicts of interest with respect to business opportunities will not arise in the future or that any such conflicts will be resolved in favor of the Company.

         The Company’s customers include Pepe Jeans Europe B.V. and its affiliates (“Pepe Europe”), Tommy Hilfiger, Tommy Hilfiger Europe B.V. (“Tommy Europe”) which was acquired by Tommy Hilfiger in July 2001, and certain other affiliates of NEL. Mr. Silas K.F. Chou, a member of the Chao family and Chairman of the Board of Directors of the Company, is also Co-Chairman of the Board of Tommy Hilfiger and a Director of NEL and certain of its affiliates. Certain other officers and directors of the Company are also officers and/or directors of Tommy Hilfiger, Pepe Europe, NEL and certain of its affiliates. See Item 6. “Directors, Senior Management and Employees.” In addition, the Chao family has an approximately 27% indirect ownership interest in Pepe Europe and a small indirect ownership interest in Tommy Hilfiger.

         If any conflicts of interest between the Company and Pepe Europe, Tommy Hilfiger or certain other affiliates of NEL arise, such disputes will be resolved by the Company’s independent directors. See Item 7. “Major Shareholders and Related Party Transactions.”

         Taxation of Foreign Corporations; Potential Changes in Circumstances Affecting U.S. Shareholders

         Because Novel Denim is a British Virgin Islands international business company, the income of the Company and its foreign subsidiaries generally is not subject to United States federal income taxation. However, various provisions of the Internal Revenue Code of 1986, as amended, impose special taxes in certain circumstances on non-United States corporations and their shareholders. See Item 10. “Additional Information—Taxation—United States Federal Income Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

Overview

         Novel Denim is a leading, world-class, vertically-integrated supplier of high-quality denim and chino garments and fabric as well as knitted garments to the European Community (“EC”) and the United States. The Company was incorporated in 1989 in the British Virgin Islands as an international business company under the International Business Companies Act. The Company initially was a denim fabric manufacturer, and became a vertically-integrated producer of basic and value-added denim garments to complement its fabric production in 1990 with the addition of sewing and finishing facilities. In August 1998, the Company further expanded into the production of chino fabric and garments. In February 2001, the Company further introduced knitted shirts to its garment product range through its manufacturing operations in Madagascar. Following the political and operational instability in Madagascar, the Company announced in March 2002 that it was shipping its equipment from Madagascar to Mauritius and ceasing production of knitted shirts. In October 2001, the Company further expanded into the production of dyed and printed fabrics through the acquisition of an existing business in Shenhzen, China.

         Novel Denim offers a wide range of high-quality basic and value-added garments and fabric in accordance with customer specifications. The Company produces a wide variation of garments, including jeans, chinos, shirts, skirts, shorts and jackets in a variety of styles, colors and finishes, such as overdyed, stonewashed, sandblasted and stretch. The Company also produces an extensive range of different kinds of denim and chino fabrics, including lighter-weight fabrics, fabrics made with alternative weaves and treatments and specialty colors and finishes. Novel Denim’s customers include major manufacturers, retailers and licensees that market under proprietary labels and trademarks such as Dockers®, DYNAM™, Fila®, the Gap®, Nico®, Pepe® and Tommy Hilfiger®.

         The Company’s principal executive offices are located at 1/F Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. Its telephone number is 011-852-2785-5988.

The Company

         The Company’s principal manufacturing facilities are currently located in Mauritius, an island nation located in the southwest Indian Ocean, 1,100 miles east of the African coastline. In May 1998, the Company expanded its sewing production capabilities by opening a new facility adjoining its existing fabric mill and laundry facility in Mauritius. In August 1998, the Company further expanded into South Africa with the acquisition of an existing textile manufacturing facility in Cape Town. See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of Novel Spinners and Novel Weavers.’’ The Company’s yarn and fabric operations in South Africa serve as a foundation to support the Company’s fabric and garment operations in Mauritius. In October 2001, the Company expanded its manufacturing operations outside of Africa through the acquisition of NDP Holdings Limited (“NDP”). See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of NDP Holdings Limited”. The Company historically has benefited from relatively low labor costs as compared to its competitors in Europe and the Associated Countries. In addition, Mauritius’ laws and regulations relating to its Export Processing Zone (“EPZ”) currently exempt Novel Denim from import duties on raw materials and machinery.

         The Company has benefited from favorable trade relationships between the countries in which it manufactures its products and the United States and EC. Because Mauritius is a member of the Lomé Convention, the Company benefits from quota-free and duty-free access to the EC for its products shipped from Mauritius. During fiscal 2001 the United States passed into law the AGOA which provides qualified countries (Mauritius and South Africa qualified in late fiscal 2001) to ship qualified apparel products into the United States on a duty-free and quota-free basis, subject to certain restrictions. See Item 3. “Key Information—Risk Factors—Changes in International Trade Policies Affecting Import Duties and Quotas.” The Company has ceased producing knitted garments after closing its operations in Madagascar because these products would be subject to additional import restrictions if manufactured in another location, significantly increasing the costs to produce such goods.

         Since inception, Novel Denim has continued to increase its manufacturing capacity to meet customer demands. The Company increased its production of garments from 1.8 million pieces in fiscal 1994 to 15.4 million pieces in fiscal 2002 and its production of fabric from 7.7 million meters to 33.3 million meters during the same period. The Company believes that there is potential for increased customer demand and the Company plans to expand its production capacity in order to satisfy this demand. In fiscal 2003, the Company expects to benefit from the opening of a new woven garment facility in Cape Town, South Africa which is expected to be able to produce in excess of 250,000 garments a month.

         Historically, the Company’s sales of garments and fabric have grown primarily through the addition of new equipment, which has allowed the Company to expand its production in response to increasing demand from its European and U.S. customers.

Growth Strategies

         The Company’s principal growth strategies are to: (i) utilize its vertically-integrated production to increase flexibility and improve margins and to broaden its product range; (ii) further expand production capacity and reduce labor and other costs; (iii) geographic diversification; and (iv) increase sales to existing customers and expand sales to new customers in existing markets.

•	Utilize its Vertically-Integrated Production to Increase Flexibility and Improve Margins and to Broaden its Product Range. The Company’s ability to manufacture a broad range of fabrics that can be sold to third parties or used internally to produce high-quality garments provides the company with flexibility to shift garment production to make those products (whether chino or denim) in higher demand and therefore improve overall margins. The Company expects to continually expand its fabric operations as it gradually expands its garment operations. The Company has expanded its garment operations from 4.7 million garments in fiscal 1997 to 15.4 million garments in fiscal 2002 and its fabric production capabilities from 15.8 million meters to 33.3 million meters during the same periods. The Company has broadened its garment product range from denim in fiscal 1998 to chino garments and fabrics in fiscal 1999. In fiscal 2001, the Company further expanded its product range to include the production of knitted shirts, through its Madagascar facilities, but subsequently ceased production of those products at the end of fiscal 2002. In fiscal 2002, the Company expanded its fabric offering with the addition of printed fabrics and more sophisticated fabric dyeing abilities through the acquisition of NDP, which through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of the People’s Republic of China (“PRC”), near Hong Kong, capable of processing 40 million meters of fabric annually. NDP sells primarily to fabric converters in Hong Kong, South-east Asia and the PRC for eventual sales into the United States, Europe and Japan. The Company expects to integrate the marketing of these products into its garment operations as well as market NDP’s fabrics to the Company’s existing fabric customers. The Company also believes that NDP could serve as a fabric foundation for the Company to expand its garment manufacturing operations in China. See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of NDP Holdings Limited.” During fiscal 2002, garment sales were comprised of approximately 64% denim, 28% chino and 8% knits. During the same period third party fabric sales were comprised of approximately 37% denim, 38% chino, and 25% printed fabrics.

•	Further Expand Production Capacity and Reduce Labor and Other Costs. In order to reduce its labor costs and benefit from favorable trade relationships with the United States and Europe, the Company has taken a number actions to expand production and enhance its competitiveness. In 1998 the Company expanded its operations into South Africa through the acquisition of an existing fabric spinning facility in Cape Town, South Africa. The Company subsequently expanded this facility to include weaving capabilities and denim fabric dyeing capabilities.

The Company expects garment operations to begin during the third quarter of fiscal 2003. The facility’s location allows the Company to benefit from the close proximity to the Company’s raw cotton sources, Cape Town’s established infrastructure and the area’s relatively low electricity costs. In fiscal 2002, the Company expanded beyond Africa with the acquisition of NDP in China which it expects to serve as a foundation for future fabric and possibly garment expansion within China. China currently benefits from favorable labor costs and quality standards at least as high as Mauritius, however without the favorable trade arrangements that the Company’s African operations have with respect to the EU and the United States. In fiscal 2003, the Company intends to continue to invest and expand its garment and fabric production capacity to meet the continuing demand in its primary markets, including further expanding the Company’s product range.

•	Geographic Diversification. The Company believes that in order to maintain its competitiveness in increasingly difficult global garment and fabric markets, it needs to focus on diversifying its production. The Company plans to develop operations in markets that provide favorable labor or trade relationships with the Company’s customers in the United States and Europe. For example, the Company has already expanded from production solely in Mauritius into South Africa and China.

•	Increase Sales to Existing Customers and Expand Sales to New Customers in Existing Markets. The Company believes there is potential for further growth by expanding sales to existing garment and fabric customers as Novel Denim increases its production and broadens its product range. In particular, the Company believes there is an opportunity to expand its sales to U.S. customers as a result of the AGOA. See Item 3. “Key Information—Risk Factors—Changes in International Trade Policies Affecting Import Duties and Quotas.” Although there can be no assurance, the Company believes that sales to such accounts can be increased as its customers benefit from the continuing demand for products. The Company also intends to expand its customer base in its existing markets. The Company believes that this expansion can be accomplished by leveraging its customer portfolio and extensive industry contacts to attract new customers particularly with respect to NDP where the Company is introducing a broader fabric range for its existing customers.

Products

         Novel Denim manufactures denim garments and fabric and in August 1998 began the production of chino fabric and garments and from March 2001 until approximately March 2002 produced knitted shirts. Net sales represented by each of the Company’s segments from fiscal 1998 to 2002 are set forth below:

	Fiscal Year Ended March 31,

	1998	1999	2000	2001	2002

			(in thousands)
Garments	$57,809	$77,197	$81,650	$109,971	$118,460

Fabric (including inter-divisional sales)	45,589	45,502	48,714	63,308	84,273

Inter-divisional sales	(17,683)	(24,997)	(25,263)	(35,233)	(44,148)

Total	$85,715	$97,702	$105,101	$138,046	$158,585

         Garments

         In 1990, Novel Denim began manufacturing high-quality denim garments following the addition of sewing and finishing facilities to its existing fabric manufacturing plant. As a result of these additions, the Company established a vertically-integrated facility encompassing all manufacturing processes necessary to convert raw cotton into high-quality garments. In 1998, the Company expanded its product offering with the development of a vertically-integrated chino fabric and garment operation. Vertical integration allows Novel Denim to produce both denim and chino garments cost-effectively because: (i) the quality of the fabric supplied is assured; (ii) less fabric inventory is required; (iii) packaging costs are greatly reduced; and (iv) certain transportation costs are eliminated. This vertically-integrated process also provides the Company with the flexibility to manufacture a variety of garments and fabric according to customers’ specifications and delivery requirements. During fiscal 2002, Novel Denim used approximately 58% of the fabric it produced for the production of garments, as compared with approximately 53% in fiscal 2001 and approximately 48% in fiscal 2000.

         Novel Denim produces a broad and diverse range of garment types including a variety of jeans, chinos, shirts, shorts, skirts and jackets. For fiscal 2002, the Company’s chino, denim and knitted garments represented approximately 64%, 28% and 8%, respectively, of total garment sales. Among these items, denim jeans are the most popular and accounted for approximately 5.7 million pairs or 37% of the Company’s total garment sales in fiscal 2002. Novel Denim manufactures its jeans in a variety of colors, weights and finishes. The Company’s basic jeans are stonewashed, indigo blue denim, 14 1/2 ounce, five-pocket jeans that are commonly worn by both teenagers and adults. The remaining 63% of its garment production consisted of value-added chino pants, denim jackets, shirts, shorts and skirts. By varying colors, accessories and finishes, the Company has been able to command higher prices and achieve a higher gross profit margin for these value-added garments.

         Fabric

         Since its inception in 1988, the Company has been a manufacturer of denim fabric and currently produces an extensive range of denim fabrics. Novel Denim’s core denim fabric is an indigo blue 14 1/2 ounce fabric. In order to take advantage of changing fashion trends, the Company complements its core denim fabric with a variety of other denim fabrics which differ in weight, finish and color. In early fiscal 2002, the Company completed the construction of a new denim dyeing facility within its South African facility to further expand it fabric capacity. In August 1998, the Company expanded its fabric product offering to include chino fabric with the acquisition of an existing textile facility in Cape Town, South Africa, which at the time of the acquisition had only yarn production capabilities. Using the facility as its foundation, the Company added weaving capacity in the new plant as well as in its existing facilities in Mauritius, thereby expanding its total fabric production capacity. In March 1999, the Company completed the construction of a new dyeing and weaving facility in Mauritius to process the raw undyed chino fabric for sale to third parties as well as for the manufacturing of chino garments. During fiscal 2000, in response to the significant reduction in demand for denim fabrics, the Company upgraded certain of its denim weaving equipment to allow for conversion to weaving chino fabrics. In October 2001, the Company significantly increased its fabric production capabilities through the acquisition of NDP, a large fabric printing and dyeing plant in Shenhzen China capable of processing over 30 million meters a year. See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of NDP Holdings Limited.” The Company’s current production capabilities allow for varying the weaving capacity between chino and denim fabrics, thereby increasing the flexibility of the Company’s production abilities. In fiscal 2002, the Company’s fabric production was comprised of approximately 37% denim, 38% chino and 25% printed fabrics. The Company expects to continue to develop its fabric production capabilities to better service its garment operations as well as to provide its third-party fabric customers with high-quality and a broader range of denim and other fabrics.

         Customers

         Novel Denim sells its garments to over 50 customers and its fabric to approximately 180 customers. Novel Denim’s major garment customers include The Burton Group plc (“Burton”), The Gap, Mi-Temps and Tommy Hilfiger. The Company’s major fabric customers are VF Corporation and Jordache International and fabric converters such as Cogimex (France) and China Point (Asia) Limited. In fiscal 2002, approximately 51% of the Company’s total sales were to U.S. customers, approximately 27% of the Company’s total sales were directly to European customers (primarily in Belgium, France, The Netherlands and the United Kingdom), approximately 11% of total sales were to customers in African countries for further conversion and sale to Europe and approximately 11% of total sales were to customers in other countries including those in Asia. For the same period, the Company’s top three customers, Tommy Hilfiger, The Gap and Mi-Temps, accounted for approximately 52% of its total sales. During the past two fiscal years, The Gap and Tommy Hilfiger each accounted for more than 10% of the Company’s total sales. The Gap, accounted for approximately 31% and 23% of the Company’s total sales in fiscal 2002 and fiscal 2001, respectively, and Tommy Hilfiger accounted for approximately 15% of the Company’s total sales in fiscal 2002 compared to approximately 16% in fiscal 2001.

         Tommy Hilfiger designs, sources and markets men’s and women’s sportswear, jeanswear and childrenswear under the Tommy Hilfiger® and related labels and trademarks in the United States and Europe. The Gap is an international specialty retailer selling casual apparel, personal care and other accessories for men, women and children. The Gap sells its products under a number of brands including the Gap, Banana Republic and Old Navy. Mi-Temps is a French-based discount retailer of value-oriented footwear and apparel with stores throughout Europe. It sells denim products under the private label name “DYNAM™”. Pepe Europe designs, sources and markets men’s and women’s jeans and jeans-related products to retailers in Europe under the Pepe® label and trademarks.

         The Company does not have any long-term contracts with its customers. Nevertheless, due to its reliable customer service, its high-quality denim and chino products and its competitive pricing, the Company has maintained long-term relationships with many of its customers such as Bonnit, Burton, The Gap, Mi-Temps, Tommy Hilfiger and VF Europe, who have been customers for more than five years. Novel Denim’s garment customers generally submit and reserve their preliminary indications of potential order quantity six months in advance. The orders are then confirmed by the customers three to four months prior to the beginning of the manufacturing process by specifying colors, styles and sizes. Because of this order time lag, the Company can assess accurately its garment production capacity on a monthly basis to satisfy its customers’ requirements. The Company’s regular fabric customers place their fabric orders and secure them with a letter of credit approximately one month in advance.

Marketing and Sales; Distribution

         The Company sells its products primarily in the United States, Belgium, France, Germany, The Netherlands and the United Kingdom to well-known designers of denim and chino garments, popular retailers of fashionable denim and chino garments as well as to other manufacturers. Novel Denim’s sales and marketing staff of 125 individuals is divided into garment and fabric groups, with 90 individuals specializing in garments and 35 individuals specializing in fabric. These two teams are responsible for: (i) soliciting and obtaining purchase orders from customers; (ii) translating customer specifications into guidelines for the production of high-quality products; (iii) in the case of garments, purchasing accessories; and (iv) arranging for shipment. The Company’s sales group operates from Hong Kong, Mauritius, Macau and London. Novel Denim’s fabric sales team coordinates all of the Company’s fabric sales from Mauritius.

         In addition to the Company’s own marketing and sales teams, Novel Denim employs three sales agencies whose sales agents frequently visit the Company’s customers in France, The Netherlands and the United Kingdom to maintain strong working relationships. The sales agencies receive a commission on sales of Novel Denim’s products. The agencies do not market any other denim manufacturer’s products.

         Novel Denim distributes its products to its customers directly from its manufacturing facilities in Mauritius, Madagascar and South Africa, primarily by sea. The time required for the Company to manufacture a customer’s order is approximately 45 days. In addition, the Company requires approximately one month to ship its products to its customers. Although Novel Denim has a longer shipping time than many of its competitors, this has not had an adverse effect on the Company’s sales because denim and chino garments are typically worn year-round and, as a result, customers typically order garments six months in advance.

Manufacturing and Capital Expenditures

         The Company’s vertically-integrated facilities provide Novel Denim with the flexibility and efficiency necessary to offer its customers a variety of denim and chino products tailored to their design and delivery requirements. These facilities encompass every aspect of the production process, from the spinning, weaving, dyeing and finishing of fabric and the manufacturing of garments. In addition, because its facilities are vertically integrated, the Company can strictly enforce quality control throughout the entire manufacturing process.

         Novel Denim’s textile facilities clean and spin cotton into yarn through the use of spinning machinery which produces quality yarns at high speeds. The Company produces both the traditional open-end yarn and the value-added ring spun yarn. The yarn is then woven into fabric on weaving machines.

         After the yarn has been woven into fabric, the fabric is forwarded to the fabric finishing lines. It is then dyed and treated by applying special chemicals and/or resins to give it a smooth quality as well as certain other properties. The Company may also dye its fabric again to produce an overdyed look in blue, black or a variety of other colors. In the case of denim fabrics, the yarn is dyed before being woven into fabric. Novel Denim stores approximately 60 days of fabric in inventory.

         The Company’s garment production strategy has been to modernize its sewing plants in order to minimize production costs and cycle times while maximizing design flexibility and improving quality. The Company has invested in automated sewing and computerized cutting machines which offer several advantages over conventional machines, including faster sewing speed, higher quality and lower production costs. Novel Denim also utilizes automated machines to sew delicate and more intricate embroidery patterns. The Company’s garments are then finished to provide them with a variety of special qualities such as stonewashed, bleached or overdyed. The Company’s production lines enable it to produce varying styles of garments and thus fill multiple orders simultaneously. The Company manufactures garments according to specific customer purchase orders which prevents an unnecessary, costly accumulation of inventory.

         Production and capital expenditures from fiscal 1998 to fiscal 2002 are set forth below:

	Fiscal Year Ended March 31,

	1998	1999	2000	2001	2002

Garment Products (thousands of pieces)	5,878	7,708	8,711	12,395	15,391

Fabric (thousands of meters)	15,858	15,228	19,190	24,716	49,184

Capital Expenditures (thousands of dollars)

Garments	$4,082	$6,925	$3,844	$10,824	$3,755

Fabric	4,415	16,959	6,313	5,462	7,228

Total	$8,497	$23,885	$10,157	$16,286	$10,983

         In February 2002, the Company announced that it was experiencing significant production disruptions at its Madagascar plants due to events following the country’s disputed presidential elections. See Item 3. “Key Information—Risk Factors—Foreign Operations in Mauritius, Madagascar and South Africa.” The Company started operations in Madagascar in 1998 and prior to the production disruptions was producing approximately 200,000 woven garments a month and approximately 300,000 knitted garments a month for shipment primarily to the United States. For fiscal year 2002, the Company shipped approximately 5.1 million garments from Madagascar representing 36% of total garments and 28% of total sales. As a result of the operational instability caused by these events, the Company announced the closure of these facilities, the ceasing of production of knitted shirts, and the transfer of assets to its existing operations in Mauritius and South Africa. At March 31, 2002, the Company took an impairment charge of $2.4 million, wrote-down inventories and provided for redundancy costs for the fourth quarter of fiscal 2002.

         During fiscal 2002, the Company invested to expand its fabric production capabilities in South Africa and China following the acquisition of NDP in October 2001 as well as upgraded its existing capabilities. In South Africa, the Company completed the construction of a new denim fabric dyeing facility providing it the capabilities to dye and finish over 6 million meters of fabric a year. In addition, the Company began construction of a modern garment manufacturing facility adjacent to its existing fabric operations in Cape Town. The facility, expected to open in October 2002, is planned to produce over 250,000 garments a month for export primarily to the U.S. For additional information see Item 5. “Operating and Financial Review And Prospects—Liquidity and Capital Resources.”

Geographic breakdown of sales by location from fiscal 2000 to fiscal 2002 is set forth below:

	Fiscal Year Ended March 31,

	2000	2001	2002

U.S

Garments	$29,451	$56,127	$78,679

Fabric	65	65	1,725

Total	$29,516	$56,192	$80,404

Europe

Garments	$50,237	$49,521	$37,043

Fabric	2,939	1,531	6,784

Total	$53,176	$51,052	$43,827

Asia

Garments	$164	$1,322	$512

Fabric	2,772	1,973	14,803

Total	$2,936	$3,295	$15,315

Other

Garments	$1,798	$3,001	$2,226

Fabric	17,675	24,506	16,813

Total	$19,473	$27,507	$19,039

Total

Garments	$81,650	$109,971	$118,460

Fabric	23,451	28,075	40,125

Total	$105,101	$138,046	$158,585

Quality Control

         Novel Denim’s quality control team has adopted strict standards at each stage of garment and fabric production to ensure the quality of its products. The Company monitors the quality of its products throughout the manufacturing process beginning with the raw cotton fiber and ending with the final garment. In its garment manufacturing facilities, a quality control team consisting of 80 members, under the leadership of an operations director and manager, inspects a sample of the garment production on a daily basis. Novel Denim employs a quality control staff of 20 people in its fabric manufacturing facilities. The Company tests the quality of the raw cotton it purchases and also tests intermediate yarn products along the spinning process to ensure strong, high-quality spun yarn. As a result, the Company has not experienced any significant quality claims from its customers.

Raw Materials

         Cotton is the primary raw material used in the production of Novel Denim’s products. In fiscal 2002, approximately 45% of the Company’s direct costs of fabric and approximately 24% of the Company’s direct costs of garments were attributable to the cost of cotton. In fiscal 2002, the Company’s consumption of raw cotton was approximately 19,000 metric tons at a cost of approximately $23 million. The availability and consequently the cost of cotton fluctuates as a result of a variety of natural and economic factors. In recent years, the cost of cotton has experienced unusual volatility, which has been reflected in the Company’s gross profit margins.

         In order to diversify its sources of cotton, Novel Denim currently purchases raw cotton from six suppliers. The Company uses cotton which is hand-picked and grown in various regions of Africa, primarily West and East Africa. Because its cotton is grown in Africa in close proximity to Mauritius and South Africa, the Company benefits from low transportation costs. Novel Denim enters into purchase contracts with its cotton suppliers six to eight months in advance of delivery to provide for a continuous supply of cotton and to limit the effect of short-term fluctuations in cotton prices.

         The Company also purchases dyes, chemicals and garment accessories from a variety of suppliers. These raw materials have historically been available in adequate supply.

Management Information Systems

         The Company has invested in computer hardware, systems applications and software to: (i) enhance the speed and efficiency of its garment design and manufacturing and its denim fabric production; (ii) support the sale and distribution of denim products to its customers; and (iii) improve the integration and efficiency of its Mauritius, Madagascar, South African and Hong Kong operations. Currently, the Company has compiled a database of its production data ranging from raw cotton quality checks to garment washing processes, as well as spare parts and warehouse inventory figures. The Company’s computer network facilitates quick, secure and accurate data transfer and communications. The Company’s production control system is comparable to that of other denim garment and fabric manufacturers. However, because the Company recognizes that expansion and increased production may burden its current system, it intends to continue to invest in existing and new systems in conjunction with its increased production and expansion.

Research and Development

         The Company employs a team of 15 people in its research and development (“R&D”) department. Members of the Company’s R&D team are highly skilled and experienced. Their primary functions are to research and review production programs and processing methods to meet increasingly stringent customer demands while maintaining the Company’s high quality standards. As a result of the efforts of its R&D team, Novel Denim has been able to replicate and refine special dyeing and spinning techniques requested by its customers, such as overdyeing and the ring spun process. Ultimately their work leads to the development of new fabrics.

Governmental Regulation

         Federal, state and local regulations relating to the workplace and the discharge of materials into the environment are continually changing; therefore, it is difficult to gauge the total future impact of such regulations on the Company. However, existing government regulations are not expected to have a material effect on the Company’s financial position, operating results or planned capital expenditures. The Company currently has an active environmental protection committee and an active workplace safety organization.

Competition

         The garment and fabric businesses are highly competitive. In its garment business, Novel Denim faces competition primarily from manufacturers within Europe, the Associated Countries and the ACP States and more recently Mexico and the Far East for U.S. customers. In the manufacturing of fabric, Novel Denim faces competition from manufacturers in Europe and the Associated Countries such as Hellenic in Greece, Legler/T.R.C./C.D.I. in Italy, Orta in Turkey, Swift in Tunisia, Tavex in Spain and Uco in Belgium. In the manufacturing of printed and dyed fabrics in China, the Company faces competition from China Dyeing Holdings, Perfects Enterprise Ltd. And Hing Fung Printing and Dyeing Pty. Ltd. Some of the Company’s fabric competitors are significantly larger and more diversified than the Company and have substantially greater resources. The major competitive factors among manufacturers of products include price, quality and flexibility, product styling and differentiation and customer service, with the significance of each factor depending upon the particular needs of the customer and the product involved.

         Novel Denim competes primarily on the basis of quality, price, flexibility and service. By manufacturing garments in Mauritius and South Africa (fiscal 2003) which have relatively low labor costs, the Company maintains a comparative cost advantage over its competitors who manufacture in Europe and the Associated Countries and, as a result, can provide its products at attractive prices. In addition, Mauritius’s EPZ currently exempts Novel Denim from import duties on raw materials and machinery. Because Mauritius is a member of the Lomé Convention, Novel Denim also benefits from quota-free and duty-free access for its products to the EC. Compared to its competitors who manufacture in Lomé Convention countries, management believes the Company offers high-quality products at competitive prices. Similarly, Mauritius and South Africa are approved to benefit from the U.S. AGOA. The Company’s vertically-integrated garments operation permits it to produce its garments from its own fabric, thereby maximizing margins, reducing transportation costs and enabling it to monitor quality. The Company, however, requires a longer shipping time than many of its competitors. See Item 3. “Key Information—Risk Factors— Changes in International Trade Policies Affecting Import Duties and Quotas.”

Backlog

         Novel Denim’s garment customers generally submit their preliminary indications of potential order quantity six to eight months in advance. The orders are then confirmed by the customers three to four months prior to the beginning of the manufacturing process by specifying colors, styles and sizes. Because of this order time lag, the Company can assess accurately its garment production capacity on a monthly basis to satisfy its customers’ requirements. The Company’s backlog in garments as of March 31, 2001 and March 31, 2002 was 8.0 million and 6.0 million pieces, respectively. Because the fabric business is a commodity type business, the Company does not have significant backlog in fabric.

Properties

         The principal executive offices of Novel Denim are located at 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. The general location, use and approximate size of the Company’s principal properties are set forth below. All properties are leased except where otherwise specified.

		Approximate Area
Location	Use	in Square Feet

Hong Kong	Executive office(1)	21,500

Port Louis, Mauritius	Executive office	12,800

Ile d’Ambre, Mauritius	Fabric factory(1,2), laundry(1), sewing factory	636,000

Coromandel, Mauritius	Sewing factory, laundry and executive office	95,000

Montagne Longue, Mauritius	Sewing factory	70,000

Grand Bois, Mauritius	Sewing factory	50,000

St. Felix, Mauritius	Laundry, sewing factory	165,000

Antananarivo, Madagascar	Sewing factory	200,000

Cape Town, South Africa	Fabric, laundry and sewing factory(3)	305,000

Shenhzen, China	Fabric factory and executive offices(4)	550,000

(1)	Properties leased from affiliates of NEL.

(2)	200,000 square feet owned freehold.

(3)	100,000 square feet owned freehold.

(4)	Land owned under a ground lease expiring in 2038. Property owned.

         Novel Denim leases the space for its executive offices in Hong Kong and the land for certain of its operations in Mauritius from affiliates of NEL. See Item 7. “Major Shareholders and Related Party Transactions.” The Company believes that its existing facilities are well maintained and in good operating condition and are adequate for its present level of operations.

Organization Structure

         The following is a list of all of Novel Denim’s significant subsidiaries as of March 31, 2002, including the name, country of incorporation or residence and of ownership interest and voting power held.

	Country of	Percentage
	incorporation	of ownership,
Name of Subsidiary	or residence	voting interest

Novel Textiles Ltd.	Mauritius	98.7%

Novel Denim (HK) Ltd.	Hong Kong	100.0%

Novel Garments (Mauritius) Ltd.	Mauritius	100.0%

Nomacotex Ltd.	Jersey	100.0%

Novel Garments International Ltd.	Jersey	100.0%

Byren Trading Ltd.	Jersey	100.0%

Novel Garments (Madagascar) S.A.	Madagascar	100.0%

Novel Spinner (S.A.)(Pty) Ltd.	South Africa	100.0%

Novel Weavers (S.A.)(Pty) Ltd.	South Africa	100.0%

Battel Ltd.	British Virgin Islands	100.0%

Kotten Ltd.	British Virgin Islands	100.0%

Good Port Finance Ltd.	British Virgin Islands	100.0%

Novel Dyers (Pty) Ltd.	South Africa	100.0%

Novel Garments (S.A.) (Pty) Ltd.	South Africa	100.0%

NDP Holdings Limited	British Virgin Islands	100.0%

NDP Investment Limited	British Virgin Islands	100.0%

Noveltex Trading Limited	Hong Kong	100.0%

NDP Trading Limited	Hong Kong	100.0%

NDP Fabrics Limited	Hong Kong	100.0%

Income Pearl Limited	Hong Kong	100.0%

Novel Dyeing and Printing Mills Limited	China	100.0%

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

         The information should be read in conjunction with the Company’s Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

         Cotton is the single largest component of the Company’s cost of goods sold. The Company enters into purchase contracts with its cotton suppliers six to eight months in advance of delivery to provide for a continuous supply of cotton and to limit the effect of short-term fluctuations in cotton prices. During fiscal 2000, the Company was adversely affected by the significant (approximately 20%) reduction in cotton pricing which resulted in the Company using above market cost of cotton. This in turn significantly reduced the Company’s gross margins during fiscal 2000. In fiscal 2001 and 2002, cotton costs were more in line with current market values which assisted in the improvement of the Company’s gross margin over the prior year.

         Another component of the Company’s cost of goods sold is labor costs, which are primarily denominated in Mauritian rupees. As a result of near full-employment in Mauritius over the last several years, general wage rates have been subject to upward pressures. Labor costs historically have not had a significant effect on the Company’s results of operations because of the devaluation of the rupee against the U.S. dollar (which declined over 50% between March 1992 and March 2002 and approximately 6.5% in fiscal 2002). However, in fiscal 2002 the Company’s operations in Mauritius were adversely affected by a labor dispute, now resolved, which is likely to result in higher labor costs for the Company.

         Management believes that in a relatively stable cotton price environment, the steady increase in higher margin garment production, coupled with reduced labor costs and a continued commitment to increasing efficiency, should result in relatively stable gross margins for the Company in a price competitive environment.

Results of Operations

         The following table sets forth, for the periods indicated, the percentage relationship to net sales of selected items as summarized from the Company’s Consolidated Financial Statements and accounting books and records:

	Fiscal Year Ended March 31,

	2000	2001	2002

Net sales	100.0%	100.0%	100.0%

Cost of goods sold	80.4	77.8	83.4

Gross profit	19.6	22.1	16.6

Other revenues	.6	.3	.5

Selling, general and administrative expenses	11.6	11.0	11.8

Impairment loss	—	—	1.5

Other expenses	—	.4	—

Operating income	8.6	11.0	3.8

Interest expense, net	2.5	2.3	2.5

Minority interest	—	—	—

Taxation	—	—	.2

Cumulative effect of accounting change	—	—	.2

Net income	6.1%	8.7%	1.3%

         Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

         Net sales increased 14.9% to $158.6 million in fiscal 2002 from $138.1 million in fiscal 2001. Net sales in the garment division were $118.5 million in fiscal 2002 compared to $110.0 million in fiscal 2001, an increase of 7.7%. The increase in garment sales was primarily the result of an increase in garment production capacity in the Company’s sewing plants in Mauritius and Madagascar. The garment division sold 15.4 million pieces in fiscal 2002 as compared to 12.4 million pieces in fiscal 2001, an increase of 24.2%. Net sales in the fabric division (including inter-divisional sales) increased 33.1% to $84.3 million in fiscal 2002 from $63.3 million in fiscal 2001, primarily due to an increase in production capacity after the acquisition of a dyeing and printing company in China in October 2001. The fabric division sold 32 million meters of fabric in fiscal 2002 as compared to 24.7 million meters in fiscal 2001, an increase of 29.4%. Third party fabric sales were $40.1 million in fiscal 2002 compared to $28.1 million in fiscal 2001, an increase of 42.9%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of a dyeing and printing company in China in October 2001.

         Gross profit decreased 13.7% to $26.4 million in fiscal 2002 from $30.6 million in fiscal 2001. Gross profit as a percentage of net sales decreased to 16.6% in fiscal 2002 from 22.2% in fiscal 2001. This decrease in gross profit margin was primarily due to the political deadlock in the Madagascar presidential elections which caused national strikes and other severe disruptions to production resulting in the write down of cancelled orders and raw materials, partially offset by higher margins associated with the Company’s newly acquired NDP operations.

         Other revenues increased to $790,000 in fiscal 2002 from $440,000 in fiscal 2001. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, a government grant received in South Africa and a recognized gain on financial instruments, relating to the Company’s de-designated currency contracts for sales in non-U.S. denominated currencies.

         Selling, general and administrative expenses as a percentage of net sales increased to 11.8% in fiscal 2002 compared to 11.0% in fiscal 2001. Selling, general and administrative expenses increased 23.1% to $18.69 million in fiscal 2002 from $15.19 million in fiscal 2001. The increases were mainly related to the newly acquired operations in China and increases in selling and marketing expenses associated with the increase in sales, partially offset by the exchange gain from borrowings denominated in Mauritius rupees and South African rand amounting to approximately $2.73 million in fiscal 2002 compared to a gain of approximately $1.95 million in the fiscal 2001.

         Impairment losses amounting to $2.38 million in fiscal 2002 represented a partial write off of fixed assets in Madagascar related to the closure of the Madagascar operations.

         Other expenses of $589,000 in fiscal 2001 represented the write off of start-up costs associated with the plant expansion in Madagascar.

         Operating income decreased 60.0% to $6.1 million in fiscal 2002 from $15.2 million in fiscal 2001. Operating income as a percentage of net sales decreased to 3.8% in fiscal 2002 from 11.0% in fiscal 2001, primarily as a result of the decrease in gross profit margin. In the garment division, the Company reported an operating loss of $7.8 million in fiscal 2002 compared to an operating profit of $11.6 million in fiscal 2001. Operating income as a percentage of net sales for the garment division decreased to (6.6)% in fiscal 2002 from 10.6% in fiscal 2001, primarily due to production disruptions in Madagascar and Mauritius in the fourth quarter of fiscal 2002, events of September 11 and continued pricing pressure. In the fabric division, operating income increased significantly to $13.3 million in fiscal 2002 from $6.4 million in fiscal 2001, primarily due to an improvement in the average fabric selling price as well as operating efficiencies. Operating income as a percentage of net sales for the fabric division increased to 15.8% in fiscal 2002 from 10.1% in fiscal 2001.

         Interest expense, net in fiscal 2002 increased 24.8% to $4.0 million from $3.2 million in fiscal 2001, primarily due to the increase in working capital required to operate the Company’s expanding operations and the borrowings associated with the acquisition of NDP. Interest expense, net as a percentage of net sales increased to 2.5% in fiscal 2002 from 2.3% in fiscal 2001.

         Cumulative effect of accounting change amounting to $308,000 in fiscal 2002 was the cumulative gain resulting from the adoption on April 1, 2001 of Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities which contributes $0.03 in both basic and diluted earnings per share in fiscal 2002.

         Net income decreased 82.7% to $2.1 million in fiscal 2002 from $12.0 million in fiscal 2001. Such decrease was primarily attributable to lower operating income and an increase in interest expense as described above.

         Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

         Net sales increased 31.3% to $138.05 million in fiscal 2001 from $105.10 million in fiscal 2000. Net sales in the garment division were $109.97 million in fiscal 2001 compared to $81.65 million in fiscal 2000, an increase of 34.7%. The increase in garment sales was primarily the result of an increase in garment production capacity in the Company’s sewing plants in Mauritius and Madagascar. The garment division sold 12.4 million pieces in fiscal 2001 as compared to 8.7 million pieces in fiscal 2000, an increase of 42%. Net sales in the fabric division (including inter-divisional sales) increased 30.0% to $63.31 million in fiscal 2001 from $48.71 million in fiscal 2000, primarily due to an increase in production and some improvement in basic denim fabric prices. The fabric division sold 24.7 million meters of fabric in fiscal 2001 as compared to 19.2 million meters in fiscal 2000, an increase of 29%. Third party fabric sales were $28.0 million in fiscal 2001 compared to $23.5 million in fiscal 2000, an increase of 20%. This increase in third party fabric sales was primarily due to the additional production capacity provided by the Company’s South Africa weaving operation. The Company’s fabric conversion rate (the percentage of total fabric produced by the Company which was used by the garment division) was 52.8% in fiscal 2001 compared to 47.9% in fiscal 2000.

         Gross profit increased 48.1% to $30.58 million in fiscal 2001 from $20.65 million in fiscal 2000. Gross profit as a percentage of net sales increased to 22.1% in fiscal 2001 from 19.6% in fiscal 2000. This increase in gross profit margin was primarily due to reduced cotton unit costs and increased production efficiencies, partially offset by a decrease in the average selling price of garments.

         Other revenues decreased to $440,000 in fiscal 2001 from $638,000 in fiscal 2000. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials and a government grant received in South Africa.

         Selling, general and administrative expenses as a percentage of net sales declined to 11.0% in fiscal 2001 from approximately 11.6% in fiscal 2000, principally due to the leveraging of expenses over a higher sales base. Selling, general and administrative expenses increased 24.0% to $15.19 million in fiscal 2001 from $12.25 million in fiscal 2000. The increase was mainly related to the increases in selling and marketing expenses associated with the increase in sales, and additional expenses incurred by the Company’s London sales office which opened during the third quarter of fiscal 2000, partially offset by a net exchange gain on South African and Mauritian borrowings denominated in South African rand and Mauritian rupee, and other net exchange gains totaling approximately $1.9 million compared to approximately $412,000 in fiscal 2000.

         Other expenses were $589,000 in fiscal 2001 compared to $0 in fiscal 2000. Other expenses represented the write off of start-up costs associated with the Company’s plant expansion in Madagascar.

         Operating income increased 68.7% to $15.25 million in fiscal 2001 from $9.04 million in fiscal 2000. Operating income as a percentage of net sales increased to 11.0% in fiscal 2001 from 8.6% in fiscal 2000, primarily as a result of the increase in gross profit margin. In the garment division, operating income increased 10% to $11.64 million in fiscal 2001 from $10.58 million in fiscal 2000. Operating income as a percentage of net sales for the garment division decreased to 10.6% in fiscal 2001 from 13.0% in fiscal 2000, primarily due to a reduction in the average garment price and higher operating costs associated with the Company’s garment operations in Madagascar. In the fabric division, operating income increased significantly to $6.42 million in fiscal 2001 from a loss of $1.15 million in fiscal 2000, primarily due to an improvement in the average fabric selling price as well as operating efficiencies. Operating income as a percentage of net sales for the fabric division increased to 10.1% in fiscal 2001 from (2.4)% in fiscal 2000.

         Interest expense, net in fiscal 2001 increased 16.5% to $3.17 million from $2.72 million in fiscal 2000, primarily due to the increase in working capital required to operate the Company’s expanding operations and to fund the Company’s share repurchase program. Interest expense, net as a percentage of net sales decreased to 2.3% in fiscal 2001 from 2.5% in fiscal 2000.

         Net income increased 89.0% to $12.03 million in fiscal 2001 from $6.36 million in fiscal 2000. Such increase was primarily attributable to higher operating income, partially offset by an increase in interest expense as described above.

Liquidity and Capital Resources

         In fiscal 2002, the Company’s primary funding requirements related to the financing of capital expenditure and working capital (principally the purchase of raw cotton and the financing of receivables). The Company’s current sources of liquidity are cash on hand, cash from operations and available credit. The Company believes that its available capital resources and working capital are sufficient for the Company’s present requirements.

         As of March 31, 2002, the Company had approximately $13 million of cash and cash equivalents compared to $2.4 million at March 31, 2001. This increase was the net effect of an increase in cash provided by operating and financing activities, partially offset by a reduction in cash provided by investing activities.

         Net cash from operating activities in fiscal 2002 was $3.6 million. This amount was comprised primarily of cash generated from net earnings offset, in part, by an increase in working capital. The increase in working capital was principally due to a higher inventory level, which increased 22.7% to $50.9 million at March 31, 2002 from $41.4 million at March 31, 2001. Higher inventory levels at March 31, 2002 were attributable to the increase in the Company’s work-in-process inventory following the acquisition of NDP and the increase in garment productions, as well as additional raw material inventory.

         The Company maintains working capital, overdraft and other short-term facilities with various commercial banks in Mauritius, Madagascar, South Africa and Hong Kong. Credit available under such arrangements totaled $71.3 million as of March 31, 2002 and there was $52.5 million outstanding as of March 31, 2002. These facilities bear interest at rates based on the respective Mauritius, Madagascar and South African base rates, the Hong Kong prime rate and lending rates available on other non-U.S. dollar currencies and ranged from 3.3% to 16.5% in fiscal 2002. The weighted average interest rate for the Company’s short-term borrowings at and for the fiscal year ended March 31, 2002 was 6.56% and 7.24% respectively.

         The short-term credit facilities available in Mauritius require one of the Company’s subsidiaries in Mauritius to maintain a certain maximum debt/equity ratio. The Company was in compliance with this covenant as of March 31, 2002. In addition, these short-term facilities are secured by the assets of the Company’s Mauritius subsidiaries.

         In connection with the acquisition of NDP in October 2001, the Company incurred long-term loans to partially fund the acquisition. As of March 31, 2002, the Company had $13.9 million of long-term debt comprised of two notes. The first note is for $9 million with no amortization during the first year and then quarterly amortization during the next 4 years. The second note is for approximately 51 million Mauritian rupees (approximately $4.9 million) with no amortization and then monthly amortization during the next 4 years. During fiscal 2002 the Company also repaid approximately $350,000 in long-term debt.

         Capital expenditures, primarily for construction of industrial buildings, purchases of equipment, machinery and leasehold improvements, were approximately $11.0 million in fiscal 2002. Capital expenditures in fiscal 2002 were financed principally through operating cash flows of the Company and short-term borrowings. The Company intends to incur capital expenditure of approximately $12.0 million in fiscal 2003, primarily to upgrade its dyeing and weaving facilities in the fabric division and to expand the garment division with a new garment facility in Cape Town, South Africa. Management expects these future capital expenditure will be financed by internally generated funds and available credit facilities. Funds may also be required to finance the Company’s share repurchase program, announced June 5, 2000, in which the Board of Directors authorized the repurchase of up to $5 million of its outstanding shares in the open market from time to time. Since the inception of the share repurchase program through March 31, 2002 the Company has repurchased 440,300 shares at an aggregate cost of approximately $3.3 million.

         The Company generally does not extend credit to its customers. However, for certain major customers, the Company does extend credit for periods of up to 120 days. A majority of the Company’s sales are guaranteed by letters of credit or other bank guarantees. The Company has credit policies and procedures which it uses to manage its credit risk. Over the past three fiscal years, the Company has had no bad-debt write-offs.

         The Company conducts much of its business in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company entered forward foreign exchange contracts to hedge approximately 70% of its foreign currency denominated firm commitments for fiscal 2002, primarily consisting of sales to customers invoiced in currencies other than the U.S. dollar. Assets expressed in foreign currencies which are hedged by these forward contracts are reported at appropriate contract rates. Forward foreign exchange contracts as of March 31, 2002 generally had maturities of less than five months and related to major European currencies. Counterparties to the transactions are typically large international financial institutions.

Critical Accounting Policies

         The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to cash equivalents, inventories, income taxes, financing operations, claims, pensions and other post-retirement benefits, impairment cost, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Inventories. Stocks and work in progress are stated at the lower of cost or net realizable value. Cost, calculated on a weighted average basis, comprises the cost of raw materials, direct labor and an appropriate portion of production overhead. The Company continually reviews the value of its inventories and makes adjustments when it believes the likely realizable value is below cost.

         The Company enters into commitments for the purchase of raw cotton which is a component of the finished goods it manufactures. In determining the net realizable value of such finished goods, the Company considers the effect of changes in the price of raw cotton between the date it enters into the purchase commitments and the balance sheet date. Where such changes result in a reduction in the estimated net realizable value of inventory to less than cost, appropriate provisions are made.

         Property, plant and equipment. Property, plant and equipment is stated at cost less accumulated depreciation. Interest costs incurred during the construction period of certain long term assets are capitalized. No interest was capitalized in the years ended March 31, 2000, 2001 and 2002. The Company calculates the estimated useful lives of assets based on industry practice and determines its ability to fully utilize these assets. Depreciation of property, plant and equipment is calculated to write off the cost of individual assets in equal annual installments over their estimated useful lives which range from 3 1/3 to 50 years.

         Transfers of accounts receivable with recourse. The Company has entered into an agreement with a financial institution pursuant to which the financial institution has agreed to make advances to it which are secured by accounts receivable. The advances are made with recourse to the Company and are accounted for as financing transactions in accordance with the provisions of SFAS No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, since the Company has not effectively surrendered control of the receivables.

         Costs of Start-Up Activities. The Company early adopted Statement of Position (“SOP”) No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that costs of start-up activities and organization costs, as defined, be expensed as incurred. For the year ended March 31, 2001 and 2002, the Company recognized a charge of $588,709 and nil, respectively. This charge is included in other expense in the consolidated statement of income.

         Forward Foreign Exchange Contracts. The Company conducts certain transactions in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company enters into forward foreign exchange contracts to hedge certain foreign currency denominated firm commitments, primarily sales to customers invoiced in currencies other than the U.S. dollar. The primary purpose of the Company’s foreign currency hedging activities is to manage the volatility associated with foreign currency revenues and the other assets and liabilities created in the normal course of business. The Company does not hold or issue financial instruments for trading purposes. On April 1, 2001, the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. Under SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualifies as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily, in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

         Recoverability of Long-lived Assets. Long-lived assets are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment. The Company measures the amount of the impairment by comparing the carrying amount of the assets to its fair value. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by determining the net selling price or by discounting expected future cash flows at discount rates commensurate with the risk involved. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” in the year ended March 31, 1997.

Inflation and Exchange Rates

         Local expenses incurred in Mauritius mainly relate to wages, salaries and short-term borrowings. Wage rates are reviewed on a yearly basis to take account of inflation and other price increases. Wage rate increases in fiscal year 2002 were approximately 5.5%. However, these increases have been more than offset by an approximate 6.5% devaluation of the Mauritian rupee against the U.S. dollar during fiscal 2002.

         Local expenses incurred in Madagascar mainly relate to wages and salaries. Since the Company began operations in Madagascar, there have been no government imposed wage or salary increases. During fiscal 2002, the Madagascar franc devalued approximately 4.4% against the U.S. dollar.

         Local expenses incurred in South Africa mainly relate to local borrowings, the purchase of raw materials, electricity costs and wages and salaries. During fiscal 2002, the South African rand devalued approximately 43% against the U.S. dollar.

         Local expenses incurred in China mainly relate to local borrowings, the purchase of raw materials, electricity costs and wages and salaries. During fiscal 2002, the Chinese yuan held constant against the U.S. dollar. Wage rate increases in the Shenzhen region in fiscal year 2002 were approximately 10.0%.

         The Company has also been able to offset the effects of inflation it experienced in recent years by increases in productivity through investments in modern and cost-effective manufacturing facilities. As a result, inflation has not had a material impact on the Company’s results of operations in recent years.

Seasonality of Business

         Garments are worn year-round and, as such, demand for Novel Denim’s products and the level of its sales fluctuate only moderately throughout the year.

Euro Conversion

         On January 1, 1999, 11 of the 15 member countries of the European Union established permanent, fixed conversion rates between their existing currencies and the European Union’s common currency called the “euro”.

         The transition period for the introduction of the euro was phased in over a period ending January 1, 2002, with the existing currencies being completely removed from circulation on July 1, 2002. The Company has been preparing for the use of the euro. The timing of the Company’s phasing out all uses of the existing currencies complied with applicable legal requirements and also was scheduled to facilitate optimal coordination with the plans of our vendors.

         The Company believes the introduction of the euro and the phasing out of the other currencies did not have a material impact on the Company’s consolidated financial statements.

Taxation

         The Company operates in four jurisdictions where it is subject to profits taxes; namely Mauritius, South Africa, China and Hong Kong. The Company became subject to tax in Mauritius effective April 1, 2000. No tax charge has been recorded during the year ended March 31, 2002, in respect of the Mauritian operations, as the Company had sufficient tax losses carried forward to off-set taxable profits.

         The Company’s subsidiaries incorporated in South Africa are subject to tax at a rate of 30%. During the year ended March 31, 2002, the Company’s South African subsidiaries had taxable income and a provision amounting to $20,891 has been provided in the financial statements. During the year ended March 31, 2002, a deferred tax provision amounting to $111,258 has been provided in the financial statements in respect of temporary differences within the South African subsidiaries.

         The Company’s subsidiaries incorporated in Hong Kong are subject to tax at a rate of 16%. During the year ended March 31, 2002, the Company’s Hong Kong subsidiaries had taxable income and a provision amounting to $16,430 has been provided in the financial statements.

         The Company’s subsidiary incorporated in China, is subject to tax at a rate of 15%. During the year ended March 31, 2002, the Company’s China subsidiary had taxation income and a provision amounting to $149,626 has been provided in the financial statements.

Closure of Madagascar Operations

         Following a strategic review of the Company’s operations in Madagascar, the Company announced on March 28, 2002 its intention to close its Madagascar operations after more than three months of significant political and social unrest in the country and severe disruptions to the business caused by national strikes, road and port blockages and fuel shortages. As a result, the Company recorded an impairment charge to its fixed assets totaling $2.4 million reflecting a write-down in the value of equipment relating to its knitwear business as well as the write-off of other equipment and tools, leasehold improvement and furniture and fixtures. For the woven and laundry machinery and computer equipment, no provision has been made based on the Company’s expectation and assumption that the machinery and equipment can be successfully relocated. In addition, the Company made a provision for inventories of $3.8 million and redundancy costs of $0.4 million. During the first quarter of fiscal 2003, the Company incurred additional expenses associated with the closure and shipment of equipment from Madagascar.

Expansion into China

         On August 7, 2001, the Company entered into an agreement to acquire NDP for $18.97 million in cash from a subsidiary of Novel Enterprises Limited, an affiliate of Novel Apparel Limited, the principal shareholder of the Company. NDP, through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of the People’s Republic of China (‘‘PRC’’), near Hong Kong, capable of processing 40 million meters of fabric annually. NDP sells primarily to fabric converters in Hong Kong, South-east Asia and the PRC for eventual sales into the United States, Europe and Japan. The transaction closed on October 1, 2001. The acquired business contributed revenues of $14,088,680 and operating profit of $1,779,645 to the Company for the period from October 1, 2001 to March 31, 2002. The acquisition has been accounted for using purchase accounting, negative goodwill amounting to $6.9 million arose on acquisition, which was primarily derived from the fair value of NDP’s property, plant and equipment, at the time of the acquisition, being higher than the purchase price. The negative goodwill has been allocated to reduce proportionally the values assigned to noncurrent assets. Accordingly, the operating results of NDP have been included in the Company’s consolidated financial statement since the date of acquisition.

Recently Issued Accounting Standards

         On April 1, 2001, the Company adopted Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of April 1, 2001, the adoption of the new standard resulted in an unrealized gain of $307,991. This transition adjustment has been recognized in fiscal 2002’s net income in accordance with the transitional provisions of SFAS No. 133.

         In connection with the acquisition of NDP, the Company adopted SFAS No.141 Business Combinations (“SFAS 141”) and SFAS No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). In July 2001, the Financial Accounting Standards Board (the “Board”) issued Statement of Financial Accounting Standards SFAS 141 and SFAS 142. SFAS No. 141 (a) requires that the purchase method of accounting be used for all business combinations initiated after June, 30 2001; (i) establishes specific criteria for the recognition of intangible assets separately from goodwill; and (ii) requires unallocated negative goodwill to be written off. The Company has applied SFAS 141 to the acquisition of NDP during the year. SFAS No. 142 (a) addresses financial accounting and reporting for goodwill and intangible assets; (b) provides guidance on the amortization of intangible assets other than goodwill; (c) requires that goodwill not be amortized; and (d) requires an annual evaluation of goodwill and certain intangible assets for impairment. SFAS 141 is effective for all business combinations initiated after June 30, 2001. Most provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001.

         In July 2001, the Board issued SFAS 143 which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of the adoption of this statement.

         In October 2001, the Board issued SFAS No. 144 which requires that those long-lived assets to be sold be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continued operations or in discontinued

operations. Under this statement, discontinued operations will no longer be measured at net realizable value or include amounts for operating leases that have not yet occurred. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of the adoption of this statement.

Trend Information

         Since the end of fiscal 2002, the Company’s operations have partially recovered from the events during the fourth quarter of 2002 which included the production disruptions in Madagascar and the subsequent closure of the Company’s operations in that country as well as the labor dispute in Mauritius. The overall production disruptions are likely to continue to impact the company’s shipments and margins during the next few quarters. The anticipated improvement of the global garment and fabric market will also influence the Company’s financial performance in fiscal 2003.

         Customer development continues to be a primary focus of the Company particularly as the Company concentrates on maintaining its long-standing customer relationships and further developing new customers particularly in the U.S. The Company’s garment production should benefit from expansion into South Africa, which should help to compensate for lost production from Madagascar. In addition, the Company expects to continue to develop its fabric business and plans to further benefit from the acquisition of NDP which both increases fabric production capacity and broadens the Company’s product range. Given the continued difficulties within the global apparel market due to the overall consumer market, increasing supply and shorter product cycles, it is difficult to determine what impact a weakening global economy will have on the Company’s results.

         As of March 31, 2002, the Company had a garment order backlog of approximately 6 million pieces, representing approximately 7 months of garment production. The shorter backlog, compared to prior years, is reflective of the Company’s production disruptions. Order backlog includes both specific orders as well as production bookings.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The directors and executive officers of the Company are:

			Year in Which
			Current Director
Name	Age	Position	Term Expires

Silas K.F. Chou	56	Director, Chairman of the Board	2004

K.C. Chao	53	Director, Chief Executive Officer and President	2002

Alain Rey	42	Director, Chief Financial Officer and Senior Vice President—Finance	2004

Lester M.Y. Ma	55	Director and Treasurer	2003

Mei-Ling Liu	55	Senior Vice President—Operations	NA

Isaacs C.C. Lam	43	Senior Vice President—Sales and Marketing	NA

Ronald K.Y. Chao	63	Director	2003

Susana Chou	60	Director	2002

Noel Jervis	57	Director	2004

Leavitt B. Ahrens, Jr.	58	Director	2003

Lawrence T.S. Lok	45	Secretary	NA

         Silas K.F. Chou—Mr. Chou is a founder of the Company and has been the Company’s Chairman of the Board since 1996 and a Director since 1990. In 1996, Mr. Chou was Managing Director of NEL from 1996 to 2002 and currently serves as a Director. In addition, Mr. Chou is Chairman of the Board of Directors of Tommy Hilfiger, an apparel company listed on the New York Stock Exchange, a position he has held as either Chairman or Co-Chairman of the Board from 1992. In addition, Mr. Chou was Chairman of the Board of Pepe Jeans London Corporation and its predecessors from 1992 to 1998. Mr. Chou devotes a significant portion of his time to matters other than those relating to the Company, including those relating to NEL and its affiliates, Pepe Europe and Tommy Hilfiger.

         K.C. Chao—Mr. Chao is a founder of the Company and has been the Chief Executive Officer and President of Novel Denim since February 1996. Mr. Chao is responsible for the overall activities of the Company. He also has been a Director of the Company since 1990. Mr. Chao has also been a Director of NEL since 1996. He is a national of the Republic of Mauritius.

         Alain Rey—Mr. Rey has been the Chief Financial Officer since 1996 and was promoted to Senior Vice President—Finance in September 1998. He also has been a Director of the Company since 1997. Mr. Rey is an associate member of the Institute of Chartered Accountants in England and Wales. For more than five years prior to joining the Company in 1996, Mr. Rey held various senior managerial positions with textile companies in Mauritius. From 1986 to 1988, Mr. Rey was the head of the audit division for France and Monaco in the consumer services department of Citibank and prior to that performed audit, tax and consulting services for Coopers & Lybrand in London. He is a national of the Republic of Mauritius.

         Lester M.Y. Ma—Mr. Ma has been a Director of the Company since 1992 and the Treasurer of the Company since 1997. He has also been a director of Tommy Hilfiger since 1992. Mr. Ma has also served as an Executive Director and Group Chief Accountant of NEL for more than five years.

         Mei-Ling Liu—Ms. Liu was promoted to Senior Vice President—Operations of the Company in September 1998, having served as Vice President—Operations since 1993, prior to which she was the Production Manager at one of the Company’s subsidiaries. Prior to joining Novel Denim, Ms. Liu was first a technical manager and later general manager for ten years at a cotton mill in Shanghai where her responsibilities included product design. She is a national of the Republic of Mauritius.

         Isaacs C.C. Lam—Mr. Lam was promoted to Senior Vice President—Sales and Marketing of the Company in April 2000, having served as Vice President and General Merchandising Manager for the Company’s garment division since January 2000. Mr. Lam has almost 20 years of sales experience in the garment manufacturing, and served most recently as General Merchandising Manager for a leading Hong Kong-based manufacturer of trousers and knitwear for branded customers in the United States and Europe.

         Ronald K.Y. Chao—Mr. Chao was a Director of the Company from 1989 to 1990 and from 1997 to present. He also has been a director of Tommy Hilfiger since 1992. In 1996, Mr. Chao resigned as Managing Director of NEL, a position he held for more than five years prior thereto, and was appointed as Vice Chairman of NEL.

         Susana Chou—Ms. Chou has been a Director of the Company since 1997. In 1996, she was appointed as Vice Chairman of NEL, and for more than five years prior thereto she was an Executive Director of NEL. Ms. Chou also serves as the President of H. Nolasco and Company Limited, a diversified trading company based in Macau. In addition to her business activities, Ms. Chou is President of the Legislative Assembly of Macau and a member of China’s National Committee of the Chinese People’s Political Consultative Conference.

         Noel Jervis—Mr. Jervis has been a Director of the Company since 1997. From 1993 to 1996, he served as the Chief Executive Officer of Courtaulds Textiles plc (‘‘Courtaulds’’), Europe’s second largest textile manufacturer. For more than 25 years prior thereto, Mr. Jervis held various senior finance positions at Courtaulds, followed by an appointment as Chairman of its International Fabrics Group from 1988 to 1993. Mr. Jervis also serves as Chairman of Interfloor Group Ltd, Europe’s largest manufacturer of carpet underlays, specialist rubber flooring and carpet fitting accessories and as Chairman of Sherwood Group plc, a designer and distributor of women’s intimate apparel and manufacturer of lace.

         Leavitt B. Ahrens, Jr. —Mr. Ahrens has been a Director of the Company since 1997. Mr. Ahrens served as Senior Vice President, International at Rubbermaid Incorporated, a leading brand manufacturer and marketer of consumer and commercial products, where he was responsible for the company’s global growth strategy from April 1996 to April 1999. Prior to joining Rubbermaid, Mr. Ahrens was with VF Corporation for over 10 years, where he most recently served as President-VF Asia-Pacific after serving as President-VF Europe: Jeanswear, where he managed the Lee®, Wrangler® and Maverick® brands.

         Lawrence T.S. Lok—Mr. Lok has been the Secretary of Novel Denim since 1997. He has also been the Secretary of Tommy Hilfiger and NEL since 1994. In addition, Mr. Lok also has been Deputy Financial Controller of NEL since 1998 and for more than five years prior thereto was Deputy Group Chief Accountant of NEL. He is a fellow of the Chartered Association of Certified Accountants.

         Messrs. Silas K.F. Chou, K.C. Chao, Ronald K.Y. Chao and Ms. Susana Chou are siblings.

Committees of the Board of Directors

         The Company’s Board of Directors has standing Audit and Compensation committees which meet at least twice a year.

         The Audit Committee recommends to the Board of Directors an accounting firm to serve as the Company’s independent accountants, reviews the scope and results of the annual audit of the Company’s consolidated financial statements, reviews non-audit services provided to the Company by the Company’s independent accountants, monitors transactions among the Company and its affiliates and other similar and customary functions. The Audit Committee currently consists of Messrs. Jervis, who serves as Chairman, and Ahrens.

         The Compensation Committee is charged with supervising the Company’s compensation policies, administering the employee incentive plans, reviewing officers’ salaries and bonuses, approving significant changes in employee benefits and recommending to the Board of Directors such other forms of remuneration as it deems appropriate. The Compensation Committee currently consists of Messrs. Silas Chou, who serves as Chairman, Jervis and Ahrens.

Compensation of Directors And Officers

         In fiscal 2002, the aggregate salary and bonus compensation paid by the Company and its subsidiaries to all directors and officers of the Company as a group (8 persons) for services in all capacities was $1,045,219, including nil pursuant to an informal bonus arrangement. Under the informal bonus arrangement, the Company distributes up to 5% of Novel Denim’s income before bonuses and minority interests each year as bonuses to executive officers and employees. In addition, under a deferred employee benefit plan, the aggregate amount accrued in fiscal 2002 by the Company for all of Novel Denim’s directors and officers for long service benefits, which the Company is obligated by statute to provide, was $70,058.

Certain Employment Agreements

         Novel Denim has employment agreements with K.C. Chao, Alain Rey, Mei-Ling Liu and Isaacs Lam.

         The employment agreement with Mr. Chao provides for his employment as Chief Executive Officer and President of Novel Denim. The term of his employment agreement is until March 31, 2004.

         The employment agreement with Mr. Rey provides for his employment as Chief Financial Officer and Senior Vice President of Novel Denim. The term of his employment agreement is until March 31, 2004.

         The employment agreement with Ms. Liu provides for her employment as Senior Vice President—Operations of Novel Denim. The term of her employment agreement is until March 31, 2004.

         The employment agreement with Mr. Lam provides for his employment as Vice President of Novel Denim and General Merchandising Manager of the Company’s garment division. The term of his employment agreement is until December 31, 2002.

         Each of the employment agreements provides that if the executive terminates his or her employment with the Company, other than at the end of the employment term or for ‘‘good reason’’ (as defined in the agreements), the executive may not compete with the Company for a period of one year thereafter.

Employees

         As of March 31, 2002, Novel Denim had approximately 14,300 full-time employees compared to 10,900 at March 31, 2001 and 6,800 at March 31, 2000. Approximately 51% are located in Mauritius, 42% in Madagascar, 3% South Africa, 3% China and 1% in other regions including Hong Kong. Because Mauritius is near full employment, the country permits the importation of foreign labor. Approximately 24% of the Company’s work force in Mauritius now consists of skilled workers from China. These non-Mauritian workers have three-year employment contracts with the Company and are paid the same wages as Novel Denim’s Mauritian labor force. In addition, Novel Denim has recruited highly educated engineers and technicians from Hong Kong and Europe. With the exception of approximately 400 employees in South Africa, none of the

Company’s employees is a member of a union and the Company provides its workers with a clean and modern working environment as well as job training. In fiscal 2002, Novel Denim’s employee turnover rate was less than 10% for its local workers and de minimus for workers recruited from outside Mauritius. The Company seeks to maintain excellent relations with its employees.

Share Ownership

         The only directors and executive officers of Novel Denim who are deemed to have beneficial ownership of more than 1% of Novel Denim’s outstanding Ordinary Shares are Messrs. Silas Chou, Ronald Chou, K.C. Chao and Ms. Susana Chou, all of whom are related to Novel Apparel, Novel Denim’s major shareholder. For details please see Footnotes 1 and 3 to the share ownership table and the notes thereto in Item 7. “Major Shareholders and Related Party Transactions.”

         As of July 31, 2002, Novel Denim’s directors and executive officers, in the aggregate, held options under its stock option plans to purchase up to 384,000 Ordinary Shares. 364,000 of these, which were granted under the Employee Plan (defined herein), have an average exercise price of $11.47 and will expire 10 years from the date of grant. 20,000 of these, which were granted under the Non-Employee Director Plan (defined herein), have an average exercise price of $14.63 and will expire 10 years from the date of grant.

Stock Option Plans

         Employee Plan

         In August 1997, the Company adopted a stock incentive plan (the “Employee Plan’’) authorizing the issuance of an aggregate of up to 450,000 Ordinary Shares to directors, officers and employees of the Company and its subsidiaries. In September 1999, the Company amended the Employee Plan to increase the number of Ordinary Shares authorized for issuance thereunder to 900,000. Messrs. Silas K.F. Chou, K.C. Chao, Ronald K.Y. Chao and Ms. Susana Chou are not eligible for grants under the Employee Plan.

         The Employee Plan is administered by the Compensation Committee of the Board of Directors of the Company. The Compensation Committee determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms and conditions of each grant, subject to the provisions of the Employee Plan.

         Non-Employee Directors Stock Option Plan

         In July 1997, the Company adopted a non-employee directors stock option plan (the “Non-Employee Directors Plan’’) authorizing the issuance of an aggregate of up to 50,000 Ordinary Shares to directors who are not officers or employees of the Company or any subsidiary of the Company. The Non-Employee Directors Plan is administered by the Compensation Committee of the Company. Adjustments in the aggregate number and kind of shares reserved for issuance and subject to options granted under the Non-Employee Directors Plan are made by the Compensation Committee in the event of a merger, consolidation, recapitalization, reorganization, stock split, stock dividend, extraordinary distribution with respect to the Ordinary Shares or other change in corporate structure affecting the shares.

         Under the Non-Employee Directors Plan, subject to adjustment as described above, each non-employee director (other than Mr. Ronald Chao and Ms. Susana Chou who are not eligible for grants under this plan) will receive an initial grant of options to purchase 6,000 Ordinary Shares and subsequent annual grants of options to purchase 1,000 Ordinary Shares. All grants will have an exercise price equal to the fair market value of the Ordinary Shares at the date of grant.

         Outstanding Options

         As of July 31, 2002, 661,960 options, net of cancellations, have been granted and remain unexercised under the Employee Plan. The average exercise price of such options is $11.16 per share.

         As of July 31, 2002, 20,000 options, net of cancellations, have been granted and remain unexercised under the Non-Employee Directors Plan. The average exercise price of such options is $14.63 per share.

         The term, under both plans, of each stock option is 10 years, unless terminated earlier in accordance with the terms of the relevant plan. Such stock options have varied vesting schedules.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         As of July 31, 2002, the Company was effectively controlled by its 50.0% shareholder, Novel Apparel, an affiliate of NEL. All shareholders have the same voting rights. As of July 31, 2002, there were 9,107,300 outstanding Ordinary Shares and approximately 50% of the outstanding Ordinary Shares were held by approximately 28 record holders (excluding Novel Apparel) in the United States. The following table sets forth as of June 30, 2002 (i) the persons owning more than 5% of the Ordinary Shares and (ii) the share ownership and exerciseable share options of all the directors and officers of the Company as a group:

	Ordinary Shares (1)

	Number	Percent

Novel Apparel (BVI) Limited (2)	4,550,000	50.0%

Capital Group International, Inc.	1,109,700	12.2%

FMR Corporation	964,670	10.6%

K.C. Chao (3)	505,000	5.5%

All directors and officers as a group (other than as set forth in relation to Novel Apparel and K.C. Chao) (9 persons) (4)	395,700	4.3%

(1)	Based upon 9,107,300 Ordinary Shares, net of treasury stock. Does not reflect the dilution arising from the exercise of stock options.

(2)	NHL owns 80% of the Ordinary Shares of Novel Apparel with K.C. Chao, the Company’s Chief Executive Officer and President, owning the remaining 20%. NHL is indirectly wholly owned by members of the Chao family (including Messrs. Silas Chou, Ronald Chao and Ms. Susana Chou).

(3)	Not including Ordinary Shares held by Novel Apparel.

(4)	Does not include 15,100 Ordinary Shares held by a spouse of a member of the Board of Directors. Includes options to purchase Ordinary Shares held by certain officers and directors, exercisable within 60 days of the date of this Annual Report and 8,500 Ordinary Shares held by two directors, and does not include Ordinary Shares held by Novel Apparel which may be deemed beneficially owned by certain officers and directors as described in note 2 above.

Transactions with Affiliates

         As described below, the Company has engaged in certain related party transactions with NEL and its affiliates in fiscal 2002.

         Sales Agencies

         In The Netherlands and France, Novel Denim employs the marketing and sales services of two agencies which are affiliates of the Chao family. The sales agencies receive a commission based on sales of Novel Denim products. The Company incurred $512,692 of sales commissions under these agreements during fiscal 2002. The agencies do not market any other denim manufacturer’s products.

         Sales of Products and Services

         Novel Denim’s customers include Tommy Hilfiger, Pepe Europe and certain other affiliates of NEL. The Chao family has an approximately 27% indirect ownership interest in Pepe Europe and a small indirect ownership interest in Tommy

Hilfiger. In addition, Mr. Silas K.F. Chou, the Company’s Chairman of the Board, is also Co-Chairman of the Board of Tommy Hilfiger. Messrs. Ronald Chao, Lester Ma and Lawrence Lok, directors and/or officers of the Company, are also directors and/or officers of Tommy Hilfiger, Pepe Europe and/or NEL and its affiliates. See Item 6. “Directors, Senior Management and Employees.’’ Tommy Hilfiger and Pepe Europe purchased $23.9 million and $1.0 million, respectively of products from the Company during fiscal 2002. Novel Denim intends to continue to sell products to Tommy Hilfiger and Pepe Europe. See Item 3. “Key Information—Risk Factors—Control by Principal Shareholder; Conflicts of Interest.’’

         Purchases of Materials and Services

         The Company purchases certain raw materials and other inventory items from certain affiliates of NEL. During fiscal 2002, purchases from these companies amounted to approximately $25,000.

         The Company receives certain services from NEL and its affiliates, including information systems, staff resources, office space and related overheads. The Company paid $134,783 in fiscal 2002 for such services. The cost of such services is apportioned based on usage.

         Leases of Office Space and Land

         Novel Denim leases office space from an affiliate of NEL. The Company paid rent of $173,432 in fiscal 2002, under leases covering approximately 14,500 square feet. In addition, the Company leases 422,830 square feet of land, which includes a 380,000 square foot factory and laundry facility, in Mauritius from an NEL affiliate under a 50-year arrangement which began in 1989. Annual rental payments under this lease arrangement are not material.

         Each of the transactions undertaken with related parties has been negotiated on an arms-length basis and the Company believes that the terms of such transactions are no less favorable to the Company than could be obtained from unaffiliated parties. The Audit Committee of the Board of Directors, which is comprised of two non-employee directors who are not affiliated with NEL or Novel Apparel, reviews transactions between the Company and its affiliates to provide that such transactions are on terms which are no less favorable as a whole to the Company than could be obtained from unaffiliated parties and that such transactions are properly reported. See Item 6. “Directors, Senior Management and Employees.’’

Acquisition of Novel Spinners and Novel Weavers

         On August 9, 1998, Novel Denim entered into a Share Purchase Agreement with Novel Apparel to purchase all the outstanding shares of Novel Spinners (S.A.) (Pty) Ltd. and Novel Weavers (S.A.) (Pty) Ltd. Novel Spinners owns and operates an existing 215,000 square foot state-of-the-art spinning facility in Cape Town, South Africa. Novel Weavers was a dormant company. On August 31, 1998, the Company acquired Novel Spinners and Novel Weavers for approximately $8.8 million in cash and the assumption of debt. The transaction was negotiated and approved by an independent committee of the Company’s Board of Directors. Messrs. Silas Chou, Ronald Chao, K.C. Chao, Lester Ma and Ms. Susana Chou are directors and/or officers of Novel Apparel and Novel Denim.

Acquisition of NDP Holdings Limited

         On August 7, 2001, the Company entered into an agreement to acquire NDP for $18.97 million in cash from a subsidiary of Novel Enterprises Limited, an affiliate of Novel Apparel. NDP, through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of the PRC, close to Hong Kong, capable of processing 40 million meters of fabric annually. The transaction closed on October 1, 2001. The transaction was negotiated and approved by an independent committee of the Company’s Board of Directors. Messrs. Silas Chou, Ronald Chao, K.C. Chao, Lester Ma and Ms. Susana Chou are directors and/or officers of Novel Apparel and Novel Denim.

Registration Rights Agreement

         Under a registration rights agreement between Novel Apparel and the Company entered into prior to the Company’s initial public offering, Novel Apparel has the right, subject to certain conditions, to require the Company to register under the

Securities Act of 1933, as amended, Ordinary Shares held by it. Pursuant to the registration rights agreement, Novel Apparel was granted unlimited demand and piggy-back registration rights. The Company has agreed to pay all expenses incurred in connection with all piggy-back registrations and with the first four demand registrations, and will share expenses ratably with Novel Apparel in connection with any additional such demand registrations. The registration rights agreement provides for indemnities between the Company and Novel Apparel for certain liabilities under the Securities Act of 1933.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

         See “Item 17. Financial Statements” and pages F-1 through F-23.

Legal Proceedings

         There are no material legal proceedings pending against the Company.

Dividend Distributions

         The Company does not have a stated dividend policy and has not declared or paid any dividends since the Company’s IPO in 1997.

ITEM 9. THE OFFER AND LISTING

         The Company’s Ordinary Shares, par value U.S. $1.00, are listed and traded on the National Market Tier of the Nasdaq Stock Market (''Nasdaq’’) under the symbol “NVLD’’.

         The following table sets forth, for each of the periods indicated, the reported high and low sales prices per Ordinary Share as reported on Nasdaq:

	High	Low

Annual Information

Fiscal Year ended March 31, 2002	$15.500	$6.250

Fiscal Year ended March 31, 2001	$10.625	$3.250

Fiscal Year ended March 31, 2000	$10.625	$2.750

Fiscal Year ended March 31, 1999	$28.250	$8.875

Quarterly Information

Fiscal Year ended March 31, 2003

First quarter	$10.000	$7.150

Fiscal Year ended March 31, 2002

Fourth quarter	$12.000	$9.250

Third quarter	$12.890	$7.300

Second quarter	$15.500	$6.260

First quarter	$15.500	$8.760

Fiscal Year ended March 31, 2001

Fourth quarter	$10.000	$8.000

Third quarter	$10.625	$6.625

Second quarter	$9.125	$4.338

First quarter	$6.000	$3.250

Monthly Information

August 2002	$6.500	$5.190

July 2002	$7.390	$5.500

June 2002	$9.340	$7.150

May 2002	$10.000	$8.300

April 2002	$7.560	$10.000

March 2002	$12.000	$9.250

ITEM 10. ADDITIONAL INFORMATION

Objects and Purposes

         The objects and powers of the Company are set forth in clause 4 of its Memorandum and Articles of Association. The Company has a broad range of corporate powers and the powers of the Company may be exercised irrespective of whether it derives corporate benefit from its actions. The Company may borrow money and mortgage or charge any of its property and undertakings as security for such borrowings or the borrowings of a third party. It may also issue debentures, debenture stock and other securities whenever money is borrowed.

Directors

         Regulation 77 of the Memorandum and Articles of Association allows the directors to compensate themselves by way of a board resolution. No approval by the member is required.

         Where a conflict of interest exists on the part of a director of the Company, that director is not prohibited from voting with respect to the matter and the matter may be validly approved under BVI law if that director declares his or her interest in the transaction to the other directors and the transaction is then approved by the other disinterested directors. A director may borrow from the Company, if the disinterested directors approve the transaction in accordance with the provisions of this paragraph. Directors are not required to own any of the Company’s shares.

         A director holds office until conclusion of office, death, removal or resignation. Directors stand for reelection at staggered annual intervals. At meetings at which directors are to be elected, the successors of the retiring directors are elected by a plurality vote of all votes cast at the meeting.

Share Capital

         The Company has an authorized share capital of US$28,000,000 which consists of 23,000,000 Ordinary Shares, US$1.00 par value (“Ordinary Shares’’), and 5,000,000 preference shares, par value US$1.00 (“Preference Shares’’). At March 31, 2002, the Company had 9,138,900 Ordinary Shares issued and outstanding, of which 298,600 Ordinary Shares were repurchased by the Company and held at cost as treasury shares, all of which were fully paid. Share rights may be varied with the written consent of the holders of a majority of each class or series of shares to be affected by the variation. Dividends which remain unclaimed three years after having been declared may be forfeited at the option of the directors for the benefit of the Company. No Preference Shares have been issued.

         The Ordinary Shares have one vote each, are subject to redemption, purchase or acquisition by the Company for fair value and have the right to receive dividends and distributions upon the liquidation of the Company. The rights of the Preference Shares are to be determined by the directors of the Company by way of a duly passed resolution of directors prior to the Company’s issuance of any preference shares. Neither the Ordinary Shares nor the Preference Shares have pre-emption rights or restrictions on their transfer.

Meeting of Members

         The directors of the Company are required to convene an annual meeting of members to consider the election of directors and any other matters which the directors propose to be considered. The directors may also convene such other meetings of members at such times as the directors consider necessary or desirable. The directors are also required to convene a meeting of members on the request of the members holding 50% or more of the outstanding voting shares in the Company. The affirmative vote of more than 50% of all the votes of the shares at the members’ meeting entitled to vote is required to pass any resolution.

Material Contracts

         The Company believes it has no material contracts which occurred outside of its normal course of business during the past two fiscal years. All material contracts which occurred in the ordinary course of business are attached to this registration statement as exhibits.

Exchange Controls and Other Limitations Affecting Security Holders

         Exchange Controls

         There are currently no exchange control restrictions on remittances of dividends on the Company’s Ordinary Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive office is located, Mauritius, where its principal manufacturing operations are located, or the British Virgin Islands, where it is incorporated. There are currently no limitations imposed by British Virgin Islands law or by the Company’s Memorandum of Association and Articles of Association on the right of non-resident or foreign owners to hold or vote the Company’s Ordinary Shares.

         Comparison of United States and British Virgin Islands Corporate Laws

         Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain “fiduciary’’ responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. Under applicable British Virgin Islands law, majority shareholders do not owe direct fiduciary duties to minority shareholders.

         While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively (i.e., in the name of and for the benefit of the company) and to sue the company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands international business company being more limited than those of shareholders of a company organized in the United States.

         Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company’s Memorandum of Association or Articles of Association, an increase or reduction in the Company’s authorized capital or a change in the Company’s name, which would require shareholder approval under the laws of most United States jurisdictions. In addition, the directors of a British Virgin Islands international business company may, without shareholder approval among other things, implement a sale, transfer, exchange or disposition of less than 50% of any assets, property, part of the business, or securities of the international business company, the winding up or dissolution of the company, or any combination thereof, if they determine it is in the best interests of the corporation, its creditors, or its shareholders.

         As in most United States jurisdictions, the board of directors of a British Virgin Islands international business company is charged with the management of the affairs of the company. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interest of the company and refrain from conduct that injures the corporation or its stockholders or that deprives the corporation or its stockholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, a director owes a fiduciary duty to the company, but liability of a director to the company is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interest of the corporation. However, under its Articles of Association, the Company is authorized to indemnify any person who is made or threatened to be made a party to a legal, administrative or investigative proceeding by virtue of being a director, officer or liquidator of the Company, provided such person acted honestly and in good faith and with a view to the best interest of the Company and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. The Company’s Articles of Association also obligate the Company to indemnify any director, officer or liquidator of the Company who was successful in any such proceedings against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceedings, where such person met the standard of conduct described in the preceding sentence.

         The foregoing description of certain differences between British Virgin Islands and United States corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. See Item 3. “Key Information—Risk Factors—Enforceability of Civil Liabilities’’ and “—Rights of Shareholders under British Virgin Islands Law may be Less than in U.S. Jurisdictions.’’

Taxation

         The following section does not deal with all possible tax consequences relating to an investment in the Ordinary Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or currencies, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-United States, non-British Virgin Islands and non-Hong Kong) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Ordinary Shares. The following discussion is based upon laws, regulations and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly retroactively.

         United States Federal Income Taxation

         The following presents the material United States federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Ordinary Shares held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. Holders (as defined below) that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code’’), such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method for their securities holdings, financial institutions, tax exempt entities, regulated investment companies, real estate investment trusts, insurance companies, investors liable for alternative minimum tax, persons holding Ordinary Shares as part of a hedging, conversion, constructive sale or integrated transaction or a straddle, persons owning directly or indirectly 10% or more of the total combined voting power of all classes of voting stock of the Company, investors in pass-through entities or persons whose functional currency is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those described below. Prospective purchasers who are U.S. Holders are urged to satisfy themselves as to the overall United States federal, state and local tax consequences of their ownership of the Ordinary Shares by consulting their own tax advisors.

         As used herein, a “U.S. Holder’’ of an Ordinary Share means a holder that is for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

         If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective purchasers who are partners of a partnership holding Ordinary Shares should consult their own tax advisors.

         Taxation of Dividends

         The gross amount of dividends paid to U.S. Holders of Ordinary Shares will be treated as dividend income to such Holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the U.S. Holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

         For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be treated as income from sources outside the United States and will generally constitute “passive income’’ or, in the case of certain U.S. Holders, “financial services income.’’

         To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Ordinary Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Ordinary Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

         Foreign Personal Holding Company Status

         A foreign corporation will be classified as a foreign personal holding company (an “FPHC’’) if (i) at any time during the Company’s taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation’s stock (by either voting power or value) (the “shareholder test’’) and (ii) the corporation receives at least 60% of its gross income (regardless of source), as adjusted, from certain passive sources (the “income test’’). After its initial year of qualification as an FPHC, a corporation may remain an FPHC even if only 50% of its gross income is FPHC income (i.e., passive income such as interest, dividends, etc.).

         Because the Company will derive most of its income from dividends paid by its subsidiaries, the Company believes that it satisfies, and expects that it will continue to satisfy, the income test. The Company believes that the shareholder test was not met prior to the Company’s initial public offering and has not been met at any time after such offering. However, due to a number of factors (including the FPHC stock attribution rules, possible change in residence by current indirect shareholders and possible acquisition of Ordinary Shares by purchase, gift, or bequest by individuals related to or partners of current indirect shareholders), there can be no assurance that the Company will not become an FPHC in the future.

         If the Company were classified as an FPHC, U.S. Holders (including certain indirect holders) would be required to include in income their pro rata share of the Company’s undistributed FPHC income if they were holders on the last day of the Company’s taxable year (or if earlier, the last day on which the Company satisfies the shareholder test). Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. In such a case, a U.S. Holder would be entitled to increase its tax basis in the Ordinary Shares by the amount of such deemed FPHC dividend. U.S. Holders who dispose of their Ordinary Shares prior to the date discussed above would not be subject to these rules. Moreover, if the Company became an FPHC, United States persons who acquire Ordinary Shares from decedents would not receive a “stepped-up’’ basis in such Ordinary Shares. Instead, such a holder would have a tax basis equal to the lower of fair market value or the decedent’s basis.

         The Company will notify U.S. Holders in the event that it concludes that it is classified as an FPHC for any taxable year.

         Personal Holding Company Tax

         A corporation will be classified as a personal holding company (a “PHC’’) if (i) at any time during the last half of the Company’s taxable year, five or fewer individuals own more than 50% of the corporation’s stock (by value) directly or indirectly and (ii) the corporation receives at least 60% of its gross income, as adjusted, from certain passive sources. However, if a corporation is an FPHC (see above) it cannot be a PHC. A corporation classified as a PHC is subject to a 39.6% tax on its undistributed personal holding company income. Foreign corporations (such as the Company) determine their liability for PHC tax by considering only (a) gross income derived from United States sources and (b) gross income which is effectively connected with a United States trade or business (collectively, “U.S. Taxable Income’’).

         While more than 50% of the Ordinary Shares is currently owned, directly or indirectly, by five or fewer individuals, the Company does not currently have, or expect to have in the future, any U.S. Taxable Income. Accordingly, the Company does not expect to have any PHC tax liability.

         Passive Foreign Investment Company Status

         The Company does not believe that it is, for United States federal tax purposes, a passive foreign investment company (a “PFIC’’), and expects to continue its operations in such a manner that it will not be a PFIC. If, however, the Company is or does become a PFIC, U.S. Holders could be subject to additional federal income taxes on certain distributions or gains with respect to Ordinary Shares plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules of the United States federal income tax laws.

         Taxation of Capital Gains

         For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an Ordinary Share in an amount equal to the difference between the amount realized for the Ordinary Share and the U.S. Holder’s basis in the Ordinary Share. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss.

         Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to dividends paid in respect of the Ordinary Shares or the proceeds received on the sale, exchange, or redemption of the Ordinary Shares paid within the United States (and, in certain cases, outside the United States) by U.S. Holders other than certain exempt recipients (such as corporations) and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

         British Virgin Islands Taxation

         Under the laws of the British Virgin Islands as currently in effect, a holder of Ordinary Shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Ordinary Shares and no holder of Ordinary Shares is liable for British Virgin Islands income tax on gains realized on sale or disposition of such Ordinary Shares. In addition, the British Virgin Islands does not impose a withholding tax on dividends paid by the Company. A company incorporated under the International Business Companies Act is deemed not to be a resident for this purpose.

         There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands with respect to the Company. In addition, the Ordinary Shares are not subject to any transfer taxes, stamp duties or similar charges.

         There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

         Hong Kong Taxation

         Under the laws of Hong Kong, as currently in effect, a holder of Ordinary Shares who is not a resident of Hong Kong is exempt from Hong Kong income tax on dividends paid with respect to such shares and no holder of Ordinary Shares is liable for Hong Kong income tax on gains realized on sale or other disposition of such Ordinary Shares. Hong Kong does not impose a withholding tax on dividends paid by the Company or its subsidiaries. In addition, the Company will not be subject to Hong Kong taxes as a result of its receipt of dividends from any of its subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to market risks relating to fluctuations in the price of raw cotton, interest rates on its borrowings and exchange rates of foreign currencies in which the Company transacts business.

Cotton Commodity Exposure

         Commodity price risk relates to the fluctuations in world prices of raw cotton. Cotton is the primary raw material used in the production of the Company’s products. The Company has a purchasing policy designed to ensure uninterrupted supplies of cotton of appropriate quality for its fabric production. The Company purchases cotton by way of forward contracts, denominated in U.S. dollars, typically amounting to approximately six to eight months of planned consumption. Price risk in this period is partially mitigated by the Company’s garment order backlog, where the Company enters into agreements with its garment customers for deliveries which spread over a corresponding period to the consumption of the cotton contracts. These purchases are therefore not sensitive to changes in the market price of cotton. However, increases or decreases in the market price of cotton may affect the fair value of cotton commodity purchase contracts.

         As of March 31, 2002, the Company had outstanding contracted commitments to purchase cotton for delivery over the next six to eight months at a contracted amount of $10.4 million. A 10% decline in the market price of cotton would have a negative impact of approximately $1.0 million on the fair value of the existing contracts.

Interest Rate Exposure

         The Company partially finances its working capital requirements by way of short-term borrowings. The borrowings are made mainly in the Mauritian rupee and the U.S. dollar. The interest rates on borrowings in these currencies are traditionally more volatile than for U.S. dollar loans.

         The table below represents the U.S. dollar equivalent of short-term borrowings outstanding in each currency together with the Company’s weighted average rate of borrowings as of March 31, 2002.

Outstanding at
Currency	March 31, 2002

Mauritian rupee	$15.1 million

United States dollar	$16.8 million

French franc	$0.7 million

Madagascar franc	$1.4 million

Other currencies	$18.5 million

Total short-term borrowings	$52.5 million

Weighted-average interest rate	6.56%

         During fiscal year 2002, the Company’s weighted average short-term borrowings were $40.98 million at a weighted average interest rate of 7.24%. A one percent increase in the Company’s cost of borrowing would have resulted in a $0.41 million decrease in earnings during fiscal year 2002.

         The Company attempts to mitigate the risk associated with unfavorable movements in interest rates by balancing its local requirements with overall funding in U.S. dollars, while also taking into account foreign exchange rate historical trends.

Foreign Currency Exposures

         The U.S. dollar represents the functional currency of the Company, including the subsidiaries incorporated in Mauritius, South Africa, Madagascar and Jersey. However, the Company’s earnings are affected by fluctuations in the value of: (i) local currencies of the countries in which the subsidiaries operate; (ii) the currencies in which the raw materials are purchased; and (iii) the currencies in which its products are sold.

         The Company attempts to mitigate the risks of adverse movements in foreign exchange rates, by: (i) purchasing its raw materials in U.S. dollars whenever possible (during fiscal 2002 approximately 90% of the Company’s cotton purchases were made in U.S. dollars); (ii) restricting its borrowings in local currencies to the minimum levels required to finance its working capital and leasing requirements in the relevant country; and (iii) entering into forward foreign exchange contracts, with maturities of up to one year, to hedge certain foreign currency denominated firm commitments, primarily consisting of sales to customers invoiced in currencies other than the U.S. dollar.

         As of March 31, 2002, the total value of forward contracts in hand were valued at $9.89 million, hedging part of anticipated cash flows from sales. Assuming a 10% adverse movement in each of the respective non-U.S. currencies, the Company’s earnings would be reduced by approximately $0.99 million, representing reduced cash flows from anticipated sales less gains on forward contracts hedging such sales.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

PART III

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART IV

ITEM 17. FINANCIAL STATEMENTS

         See pages F-1 through F-23, incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

         Not Applicable.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description

1	—	Amended and Restated Memorandum of Association and Articles of Association of the Company (previously filed as Exhibit 3 to Registration No. 333-7184 and incorporated herein by reference)

4.1	—	Employment Agreement dated as of April 1, 2002 between the Company and K.C. Chao

4.2	—	Employment Agreement dated as of April 1, 2002 between the Company and Mei-Ling Liu

4.3	—	Employment Agreement dated as of April 1, 2002 between the Company and Alain Rey

4.4	—	Employment Agreement dated as of January 1, 2000 between the Company and Isaacs Lam (previously filed as Exhibit 2.4 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.5	—	Lease dated as of February 15, 1989 between Novel Textiles Limited (formerly known as ''Union Textiles Limited’’) and Summit Textiles Limited (previously filed as Exhibit 10.5 to Registration No. 333-7184 and incorporated herein by reference)

4.6	—	Lease dated as of July 19, 1990 between Novel Garments (Mauritius) Limited and Fatvan Industrial Ltd. (previously filed as Exhibit 10.6 to Registration No. 333-7184 and incorporated herein by reference)

4.7	—	Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.7 to Registration No. 333-7184 and incorporated herein by reference)

4.8	—	Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.8 to Registration No. 333-7184 and incorporated herein by reference)

4.9	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.9 to Registration No. 333-7184 and incorporated herein by reference)

4.10	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.10 to Registration No. 333-7184 and incorporated herein by reference)

4.11	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.11 to Registration No. 333-7184 and incorporated herein by reference)

4.12	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.12 to Registration No. 333-7184 and incorporated herein by reference)

4.13	—	Lease dated as of January 30, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.13 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit
Number		Description

4.14	—	Lease dated as of October 29, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.14 to Registration No. 333-7184 and incorporated herein by reference)

4.15	—	Lease dated as of January 1997 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.15 to Registration No. 333-7184 and incorporated herein by reference)

4.16	—	Lease dated May 28, 1996 between Industrial Development Corporation of South Africa Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.3 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

4.17	—	Lease dated as of October 19, 1999 between Byren Trading Limited and Cayuga Estates Limited (previously filed as Exhibit 2.5 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.18	—	Lease dated as of September 1, 1999 between Novel Garments (Mauritius) Ltd and Didi Industrial Limited (previously filed as Exhibit 2.6 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.19	—	Amended Lease Agreement dated April 1, 1999 between Novel Denim (HKD) Ltd and Swanco Limited (previously filed as Exhibit 2.7 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.20	—	Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.20 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.21	—	Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.21 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.22	—	Amended and Restated Employee Stock Option Plan of the Company and its subsidiaries (previously filed as Exhibit 4.1 to Form S-8 (Registration No. 333-10796), as filed on September 14, 1999 and incorporated herein by reference)

4.23	—	Non-Employee Directors Stock Option Plan of the Company (previously filed as Exhibit 10.24 to Registration No. 333-7184 and incorporated herein by reference)

8.1	—	List of Subsidiaries

10.1	—	Land Purchase Agreement dated as of April 18, 1995 between Novel Textiles Limited and Rajman Prayag (previously filed as Exhibit 10.16 to Registration No. 333-7184 and incorporated herein by reference)

10.2	—	Credit Agreement dated as of March 18, 1996 between Novel Textiles Limited and Finlease Company Limited (previously filed as Exhibit 10.17 to Registration No. 333-7184 and incorporated herein by reference)

10.3	—	Credit Agreement dated as of May 13, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.18 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit
Number		Description

10.4	—	Credit Agreement dated as of August 6, 1996 between Novel Garments (Mauritius) Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.19 to Registration No. 333-7184 and incorporated herein by reference)

10.5	—	Credit Agreement dated as of August 6, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.20 to Registration No. 333-7184 and incorporated herein by reference)

10.6	—	Credit Agreement dated as of October 7, 1996 between Novel Garments (Mauritius) Limited and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.21 to Registration No. 333-7184 and incorporated herein by reference)

10.7	—	Credit Agreement dated as of February 28, 1997 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale (previously filed as Exhibit 10.22 to Registration No. 333-7184 and incorporated herein by reference)

10.8	—	Credit Agreement dated as of May 21, 2001 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale

10.9	—	Credit Agreement dated as of May 25, 2001 between Novel Spinners (SA)(Pty)Ltd, Novel Weavers (SA)(Pty)Ltd, Seawind Investments 4 (Pty) Ltd and Nedcor Bank Limited

10.10	—	Credit Agreement dated as of August 23, 2001 between Novel Spinners (SA)(Pty)Ltd and Nedcor Bank Limited

10.11	—	Credit Agreement dated as of March 27, 2002 between Novel Denim Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited

10.12	—	Credit Agreement dated as of March 27, 2002 between Novel Denim (HK) Ltd and The Hongkong and Shanghai Banking Corporation Limited

10.13	—	Credit Agreement dated as of March 28, 2002 between Novel Garments International Ltd and The Hongkong and Shanghai Banking Corporation Limited

10.14	—	Registration Rights Agreement dated as of May 13, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.25 to Registration No. 333-7184 and incorporated herein by reference)

10.15	—	Redemption Agreement dated as of April 25, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.26 to Registration No. 333-7184 and incorporated herein by reference)

10.16	—	Share Purchase Agreement dated August 9, 1998 by and among Novel Textiles (BVI) Limited, Novel Denim Holdings Limited and Novel Enterprises Limited (previously filed as Exhibit 2.1 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

10.17	—	Share Purchase Agreement dated August 7, 2001 by and among Novel Investment Holdings Limited, Novel Denim Holdings Limited and Novel Enterprises Limited

10.18	—	Suspensive Sale Agreement dated May 6, 1996 between Findevco (Proprietary) Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.4 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

Exhibit
Number		Description

10.19	—	Credit Agreement and Guarantee dated June 23, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.9 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

10.20	—	Credit Agreement and Guarantee dated August 11, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.10 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

10.21	—	Credit Agreement dated May 25, 2000 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.15 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

10.22	—	Consent of PricewaterhouseCoopers

99.1	—	Section 906 Certification

SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that its has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVEL DENIM HOLDINGS LIMITED

/s/ Silas K.F. Chou Silas K.F. Chou, Chairman of the Board

Date: September 25, 2002

CERTIFICATIONS

I, K.C. Chao, certify that:

1.     I have reviewed this annual report on Form 20-F of Novel Denim Holdings Limited;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/	K.C. CHAO

Name: Title: Date:	K.C. Chao Chief Executive Officer and President September 25, 2002

I, Alain Rey, certify that:

1.     I have reviewed this annual report on Form 20-F of Novel Denim Holdings Limited;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/	ALAIN REY

Name: Title: Date:	Alain Rey Chief Financial Officer September 25, 2002

$ = United States Dollars

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Novel Denim Holdings Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Novel Denim Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years ended March 31, 2000, 2001 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 3(q) and 18 to the financial statements, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”.

PricewaterhouseCoopers
Hong Kong
June 10, 2002

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended March 31,

	2002	2001	2000

Net sales	$158,585,168	$138,046,191	$105,100,924

Cost of goods sold	(132,201,378)	(107,465,596)	(84,455,752)

Gross profit	26,383,790	30,580,595	20,645,172

Other revenues	789,562	440,196	638,028

Selling, general and administrative expenses	(18,693,399)	(15,186,886)	(12,248,521)

Impairment loss	(2,375,295)	—	—

Other expenses	—	(588,709)	—

Operating income	6,104,658	15,245,196	9,034,679

Interest expense, net	(3,955,121)	(3,168,750)	(2,722,587)

Income before minority interest, tax and effect of accounting change	2,149,537	12,076,446	6,312,092

Taxation	(298,205)	—	—

Minority interest	(81,544)	(47,653)	51,595

Income before effect of accounting change	$1,769,788	$12,028,793	$6,363,687

Cumulative effect of accounting change	307,997	—	—

Net income	$2,077,785	$12,028,793	$6,363,687

Earnings per share before accounting change

Basic	$0.19	$1.30	$0.67

Diluted	$0.19	$1.29	$0.67

Earnings per share after accounting change

Basic	$0.23	$1.30	$0.67

Diluted	$0.22	$1.29	$0.67

See accompanying notes to these Consolidated Financial Statements.

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,

	2002	2001

ASSETS

Current assets:

Cash and cash equivalents	$12,995,472	$2,360,748

Accounts receivable	28,342,886	25,581,613

Inventories	50,885,767	41,472,565

Spare parts	3,651,802	3,293,682

Other current assets	3,579,775	1,179,340

Total current assets	99,455,702	73,887,948

Property, plant and equipment, net	89,924,400	75,231,737

Total Assets	$189,380,102	$149,119,685

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Short-term borrowings and bank overdrafts	$52,532,174	$27,680,949

Current portion of long-term debt	1,924,104	247,081

Current portion of capital leases	506,275	398,122

Accounts payable	3,785,626	6,137,345

Accrued salaries and wages and other accrued liabilities	14,558,394	15,372,176

Due to related parties	23,539	9,122

Total current liabilities	73,330,112	49,844,795

Long-term debt	12,029,661	102,950

Long-term portion of capital leases	5,512,814	3,507,092

Other liabilities	762,289	330,000

Minority interest	536,187	454,643

Total liabilities	92,171,063	54,239,480

Shareholders’ equity:

Preferred Shares, $1 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—

Ordinary Shares $1 par value, 23,000,000 shares authorized, 9,437,500 issued and outstanding	9,437,500	9,437,500

Additional paid-in capital	15,568,016	15,823,128

Treasury stock, at cost (shares : 2002 – 298,600; 2001 – 367,700)	(2,247,176)	(2,733,953)

Retained earnings	74,431,315	72,353,530

Other Comprehensive Income	19,384	—

Total shareholders’ equity	97,209,039	94,880,205

Commitments and contingencies (note 13)
Total Liabilities and Shareholders’ Equity	$189,380,102	$149,119,685

See accompanying notes to these Consolidated Financial Statements.

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

	Fiscal Year Ended March 31,

	2002	2001	2000

Operating activities

Net income	$2,077,785	$12,028,793	$6,363,687

Adjustments to reconcile net income to cash provided by operating activities:

Depreciation	11,852,612	9,702,489	8,832,375

Gain on disposition of fixed assets	(68,649)	(56,171)	(123,289)

Impairment loss	2,375,295	—	—

Other changes that provided (used) cash

Decrease (increase) in accounts receivable	707,211	(7,225,651)	840,743

Increase in inventories	(5,217,638)	(9,622,632)	(7,234,661)

Decrease (increase) in spare parts	311,954	(429,956)	162,895

Increase in other current assets	(1,597,303)	(550,703)	(93,231)

Increase (decrease) in accounts payable	(4,556,323)	1,985,681	(447,207)

Increase (decrease) in accrued liabilities	(2,268,591)	5,601,955	1,265,213

Increase (decrease) in other long term liabilities	(11,218)	95,000	(56,595)

Increase (decrease) in amount due to related parties	(47,427)	(215,600)	213,649

Net cash provided by operating activities	3,557,708	11,313,205	9,723,579

Investing activities

Investment in property, plant and equipment	(10,983,278)	(16,286,173)	(10,157,054)

Investment in subsidiaries	(16,158,489)	—	—
Proceeds from disposition of property, plant and equipment	192,913	402,128	859,888

Net cash used in investing activities	(26,948,854)	(15,884,045)	(9,297,166)
Financing activities

Increase (decrease) in short term borrowings and bank overdrafts	22,287,122	9,582,323	(154,063)
Proceeds from long-term debt	13,953,765	—	—

Payment of long-term debt	(350,031)	(382,705)	(358,075)
Payment of current maturities of capital leases	(2,096,651)	(1,386,790)	(772,829)

Payment of repurchase of ordinary shares	(178,410)	(3,117,040)	—
Proceeds from exercise of share options	410,075	218,441	—

Net cash provided by (used in) financing activities	34,025,870	4,914,229	(1,284,967)

Increase (decrease) in cash and cash equivalents	10,634,724	343,389	(858,554)

Cash and cash equivalents at beginning of year	2,360,748	2,017,359	2,875,913

Cash and cash equivalents at end of year	$12,995,472	$2,360,748	$2,017,359

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$12,995,472	$2,360,748	$2,017,359

Supplemental cash flow disclosure
Interest paid	$4,165,037	$3,240,373	$3,137,861

Income tax paid	$152,623	—	—

See accompanying notes to these Consolidated Financial Statements.

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Other	Total
	Ordinary	Retained	Paid-in	Treasury	Comprehensive	Shareholders'
	Shares	Earnings	Capital	Stock	Income	Equity

Balance as of March 31, 1999	$9,437,500	$53,961,050	$15,987,774	—	—	$79,386,324

Net income	—	6,363,687	—	—	—	6,363,687

Balance as of March 31, 2000	9,437,500	60,324,737	15,987,774	—	—	85,750,011
Net income	—	12,028,793	—	—	—	12,028,793

Share repurchase, not retired (number of shares: 420,200)	—	—	—	(3,117,040)	—	(3,117,040)

Exercise of share option (number of shares: 52,500)	—	—	(164,646)	383,087	—	218,441

Balance as of March 31, 2001	9,437,500	72,353,530	15,823,128	(2,733,953)	—	94,880,205

Net income	—	2,077,785	—	—	—	2,077,785

Share repurchase, not retired (number of shares: 20,100)	—	—	—	(178,410)	—	(178,410)

Exercise of share options (number of shares: 89,200)	—	—	(255,112)	665,187	—	410,075

Derivatives qualifying as hedges	—	—	—	—	19,384	19,384

Balance as of March 31, 2002	$9,437,500	$74,431,315	$15,568,016	($2,247,176)	$19,384	$97,209,039

See accompanying notes to these Consolidated Financial Statements.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.		Organization and Business and Basis of Presentation

	(a)	Organization and business

Novel Denim Holdings Limited (hereinafter “Novel Denim” or the “Company”; references include all subsidiaries unless the context otherwise requires) was incorporated in the British Virgin Islands in November 1989. During the year ended March 31, 1996, the Company was reorganized and acquired certain denim fabric production and related operations from its then controlling shareholder, Novel Enterprises Limited (“NEL”).

In December 1998, NEL sold its entire interest in Novel Denim to an affiliate company. Further to this transaction, this affiliate company has an indirect interest in NEL and Novel Denim.

The Company is a holding company with no independent operations. As of March 31, 2002, the Company has twenty one subsidiaries, two of which are incorporated in Mauritius, one of which is incorporated in Madagascar, three of which are incorporated in the Channel Islands, four of which are incorporated in South Africa, five of which are incorporated in the British Virgin Islands, five of which are incorporated in Hong Kong, and one of which is incorporated in Peoples Republic of China (“China”). The Mauritius subsidiaries are Novel Textiles Limited (“NTL”) and Novel Garments (Mauritius) Limited (“NGML”). NTL is mainly engaged in the manufacture and sale of fabric while NGML’s main business is garment production. The subsidiary incorporated in Madagascar is Novel Garments (Madagascar) Limited (“NGMAD”). NGMAD’s main business is garment production. The subsidiaries incorporated in the Channel Islands are Nomacotex Limited (“NL”), Novel Garments International Limited (“NGIL”) and Byren Trading Limited (“BTL”). NL and NGIL are involved in the purchase and supply of raw cotton to NTL and the sale of garments manufactured by NGML and NGMAD, respectively. BTL has a branch office in London acting as a sales office for the European Market. The South Africa subsidiaries are Novel Spinners (SA) (Pty) Limited (“NSL”), Novel Dyers (SA) (Pty) Limited (“NDL”), Novel Weavers (SA) (Pty) Limited (“NWL”) and Novel Garments (SA) (Pty) Ltd. (“NGSAL”). NSL is engaged in the manufacture of cotton yarn, NDL is engaged in the dying process of cotton yarn, NWL is engaged in the manufacture of fabrics and NGSAL will be engaged in garment production which is expected to commence in mid fiscal 2003. The British Virgin Islands subsidiaries are Kotten Limited (“Kotten”), Battel Limited (“Battel”), Good Port Finance Limited (“GPFL”), NDP Holdings Limited (“NDPHL”) and NDP Investment Limited (“NDPIL”). Kotten and Battel are engaged in marketing activities for NGML and NGIL, GPFL is engaged in group internal funding activities, NDPHL and NDPIL are investment holding companies. The company incorporated in China is Novel Dyeing and Printing Mills Ltd (NDPML) which is engaged in the dyeing and printing of fabrics. The companies incorporated in Hong Kong are Novel Denim (HK) Limited (“ND-HK”), NDP Fabrics Limited (“NDPFL”), Noveltex Trading Limited (“NTXL”), NDP Trading Limited (“NDPTL”) and Income Pearl Limited (“IPL”). ND-HK is engaged in the provision of sourcing, marketing and logistical support to NGML and NGMAD as well as being a sales office in South East Asia for fabrics manufactured by NTL and NWL, NTXL is engaged in the sourcing activities for NDPML, NDPFL is a engaged in sales and providing logistical support to NDPML, NDPTL and IPL are both investment holding companies.

With the exception of NTL, which is 98.65% owned by the Company, all other subsidiaries are wholly owned by the Company.

On July 23, 1997, the Company completed its initial public offering of its Ordinary Shares (the “Offering”) pursuant to which the Company sold 937,500 shares at an offering price of $18.00 per share. The Company’s controlling shareholder also participated in the Offering by selling 3,950,000 shares of the Company (including 637,500 shares sold pursuant to the exercise of the underwriters’ over allotment option). Proceeds to the Company, net of associated costs amounting to $2,949,726, were $13,925,274.

On August 31, 1998, the Company completed its acquisition of NSL and NWL from an affiliate of the Company for a consideration of $8,777,584 plus the assumption of debt. The transaction was negotiated and approved by the independent committee of the Company’s Board of Directors.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.		Organization and Business and Basis of Presentation (continued)

	(a)	Organization and business (continued)

On October 1, 2001, the Company completed its acquisition of NDPHL from an affiliate of the Company for a consideration of $16,158,489 plus the assumption of debt. The transaction was negotiated and approved by the independent committee of the Company’s Board of Directors.

On March 28, 2002 the Company announced its intention to close its Madagascar operations after more than three months of significant political and social unrest in the country and severe disruption to the business. A review has been carried out for fixed assets located in Madagascar to ensure that the carrying amount of fixed assets does not exceed the fair value. As a result, an impairment loss of $2,375,295 has been recorded in the year ended March 31, 2002.

	(b)	Basis of presentation

The Consolidated Financial Statements include the accounts of Novel Denim and all of its subsidiary companies and have been prepared in accordance with principles generally accepted in the United States of America.

2.		Critical Accounting Policies

The preparation of consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to cash equivalents, inventories, income taxes, financing operations, claims, impairment cost, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

3.		Significant Accounting Policies

	(a)	Cash and cash equivalents

Cash includes cash equivalents. Highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. Because of the short maturities of these instruments, the carrying amount is a reasonable estimate of fair value.

	(b)	Inventories

Inventories and work in progress are stated at the lower of cost or net realizable value. Cost, calculated on a weighted average basis, comprises the cost of raw materials, direct labor and an appropriate portion of production overheads.

The Company enters into commitments for the purchase of raw cotton which is a component of the finished goods it manufactures. In determining the net realizable value of such finished goods, the Company considers the effect of changes in the price of raw cotton between the date it enters into the purchase commitments and the balance sheet date. Where such changes result in a reduction in the estimated net realizable value of inventory to less than cost, appropriate provisions are made.

	(c)	Spare parts

Spare parts for property, plant and equipment are carried at the lower of cost or net realizable value. The cost of spare parts is charged to expense when the spare parts are placed into service.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.		Significant Accounting Policies (continued)

	(d)	Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Interest costs incurred during the construction period of certain long term assets are capitalized. No interest was capitalized in the years ended March 31, 2000, 2001 and 2002. Depreciation of property, plant and equipment is calculated to write off the cost of individual assets in equal annual installments over their estimated useful lives which are as follows:

Years

Buildings	50

Leasehold improvements	6 2/3

Furniture and fixtures	6 2/3

Equipment and tools	6 2/3

Plant and machinery	6 2/3-10

Motor vehicles	3 1/3

Computer equipment	3 1/3

No depreciation is provided on construction in progress until it is completed and becomes operational.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” in the year ended March 31 1997. The Statement requires management to review the carrying values of certain assets when circumstances indicate that such carrying values may not be recoverable.

(e)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are recognized over the lease term.

Leases which meet the capital lease criteria specified in SFAS No. 13 are accounted for as capital leases. Interest costs associated with such leases are recognized on an effective yield basis.

(f)	Income taxes

The Company is subject to taxation on earnings derived from its Mauritius, South African, Hong Kong and China operations, but is not subject to taxation in other jurisdictions in which it operates (note 5). To the extent the Company’s earnings are taxable, related deferred tax assets and liabilities are determined in accordance with SFAS No. 109, “Accounting for Income Taxes,” and result from revenues and expenses being recognized in different time periods for financial reporting purposes and for income tax purposes. Under SFAS No. 109, deferred income taxes arise from temporary differences and losses carried forward which are tax-effected at the tax rates in effect at the end of the period.

(g)	Foreign currency

The U.S. dollar represents the functional currency of Novel Denim, including the subsidiaries incorporated in Mauritius, South Africa, the Channel Islands, the British Virgin Islands and Madagascar. Transactions in currencies other than U.S. dollars (“Foreign currencies”) are translated into U.S. dollars at exchange rates in effect at the transaction dates. Assets expressed in foreign currencies which are covered by forward contracts are translated at contract rates. Gains and losses on forward contracts intended to hedge, and effective as hedges of, firm foreign currency commitments are deferred. All other monetary assets and liabilities expressed in foreign currencies are translated at exchange rates at the balance sheet date. All such exchange differences are dealt with in the income statement. Net foreign currency translation gains included in net income for the years ended March 31, 2000, 2001 and 2002 were $411,292, $1,948,100 and $2,997,020, respectively.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.		Significant Accounting Policies (continued)

	(g)	Foreign currency (continued)

For subsidiary companies which use U.S. dollars as their functional currency, translation of their foreign currency accounts is dealt with as follows:

(i)	Property, plant and equipment and related depreciation and inventories are translated into U.S. dollars at amounts which approximate historical rates of exchange.

(ii)	Other assets and liabilities, representing monetary items, are translated at exchange rates at the balance sheet date and income and expense items at amounts which approximate historical rates of exchange.

All translation gains and losses arising from remeasurement are included in net income.

The functional currency of ND-HK, NDPML, NTXL and NDPFL is the Hong Kong dollar. The effect on the Company’s equity of translating the accounts of these companies into U.S. dollars is not material.

(h)	Revenue recognition

The company has reviewed its accounting policies in accordance with Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements”. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The company’s policies for revenue recognition are consistent with the views expressed in SAB No. 101.

Sales are recognized when goods are delivered and title has been passed to customers. Due provision has been made for sales returns.

(i)	Earnings per share

In 1998, the Company adopted SFAS No. 128, “Earnings per Share”. SFAS No. 128 requires that companies present basic and diluted per share amounts for income from continuing operations and net income on the face of the income statement, regardless of the magnitude of their difference.

Basic earnings per share is computed by dividing income available to holders of Ordinary Shares by the weighted average number of Ordinary Shares outstanding during the period.

Diluted earnings per share gives effect to all dilutive potential Ordinary Shares outstanding during the period. The weighted average number of Ordinary Shares outstanding is adjusted to include the number of additional Ordinary Shares that would have been outstanding if the dilutive potential Ordinary Shares had been issued.

In computing the dilutive effect of potential Ordinary Shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of warrants and options.

(j)	Stock options

SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, but with additional financial statement disclosure. The Company plans to continue to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosure to that effect in note 16.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.		Significant Accounting Policies (continued)

	(k)	Treasury Stock

Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

	(l)	Transfers of accounts receivable with recourse

The Company has entered into an agreement with a financial institution pursuant to which the financial institution has agreed to make advances to it which are secured by accounts receivable. The advances are made with recourse to the Company and are accounted for as financing transactions in accordance with the provisions of SFAS No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, since the Company has not effectively surrendered control of the receivables.

	(m)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates that affect the reported amount of assets, liabilities, sales and expenses. Actual results could differ from those estimates.

	(n)	Comprehensive Income

On April 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income.” Other comprehensive income refers to revenue, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s other comprehensive income is composed of unrealized gains and losses on cash flow hedge adjustments.

Statement 130 requires unrealized gains or losses on the Company’s foreign currency translation adjustments to be included in comprehensive income. However, as noted in note 2 (g), the effect on the Company’s equity of translating the accounts of ND-HK, NDPML, NTXL and NDPFL into US dollars is not material.

	(o)	Segment and Geographic Information

On April 1, 1998, the Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS 131 established interim and annual report standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. The Company has two reportable segments: the manufacturing and sales of garments and fabric products. The information for these segments is the information used by the Company’s chief operating decision-maker to evaluate operating performance. See “Segment Information” (note 12) for further information regarding SFAS 131.

	(p)	Costs of Start-Up Activities

The Company early adopted Statement of Position (“SOP”) No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that costs of start-up activities and organization costs, as defined, be expensed as incurred. For the years ended March 31, 2001 and 2002, the Company recognized a charge of $588,709 and nil, respectively. This charge is included in other expense in the consolidated statement of income.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.		Significant Accounting Policies (continued)

	(q)	Derivative Financial Instruments

On April 1, 2001, the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. Under SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualifies as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily, in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. Further information about derivatives and hedging is provided in note 18.

The cumulative effect of adopting this accounting change at April 1, 2001, was the recognition in the consolidated statement of income of an unrealized gain amounting to $307,991.

	(r)	Recoverability of Long-lived Assess

Long-lived assets are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment. The Company measures the amount of the impairment by comparing the carrying amount of the assets to its fair value. The Company estimates fair value based on the best information available making whatever estimates, judgements and projections are considered necessary. The estimation of fair value is generally measured by determining the net selling price or by discounting expected future cash flows at discount rates commensurate with the risk involved.

	(s)	New Accounting Pronouncements

(i)	SFAS No.141 Business Combinations (“SFAS 141”) and SFAS No 142 Goodwill and Other Intangible Assets (“SFAS142”)

In July 2001, the Financial Accounting Standards Board (the “Board”) issued Statement of Financial Accounting Standards SFAS 141 and SFAS 142

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001; (i) establishes specific criteria for the recognition of intangible assets separately from goodwill; and (ii) requires unallocated negative goodwill to be written off. The Company has appropriately applied SFAS 141 to the acquisition of NDP during the year.

SFAS No. 142 (a) addresses financial accounting and reporting for goodwill and intangible assets; (b) provides guidance on the amortization of intangible assets other than goodwill; (c) requires that goodwill not be amortized; and (d) requires an annual evaluation of goodwill and certain intangible assets for impairment. SFAS 141 is effective for all business combinations initiated after 30 June, 2001. Most provisions of SFAS No. 142 are effective for fiscal years beginning after 15 December 2001.

(ii)	SFAS No 143 Accounting for Asset Retirement Obligations (“SFAS 143”)

In July 2001, the Board issued SFAS 143 which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after 15 June 2002.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.		Significant Accounting Policies (continued)

	(t)	New Accounting Pronouncements (continued)

(iii)	SFAS No 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”)

In October 2001, the Board issued SFAS 144 which requires that those long-lived assets to be sold be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continued operations or in discontinued operations. Under this statement, discontinued operations will no longer be measured at net realizable value or include amounts for operating leases that have not yet occurred. SFAS 144 is effective for fiscal years beginning after 15 December 2001.

Except for SFAS 141, which has already been adopted, the Company is currently assessing the impact of the adoption of these statements.

4.	Inventories

Inventories consist of the following:

	As of March 31,

	2002	2001

Raw materials	$20,816,918	$20,329,419

Work in progress	22,163,156	17,121,730

Finished goods	7,905,693	4,021,416

	$50,885,767	$41,472,565

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of March 31,

	2002	2001

Land and buildings	$37,820,882	$25,073,781

Land use rights	1,187,549	—

Leasehold improvements	1,507,555	1,865,810

Plant and machinery	104,029,974	74,051,063

Equipment and tools	16,488,533	15,795,392

Furniture and fixtures	1,791,997	1,653,922

Computer equipment	1,422,163	1,127,068

Motor vehicles	2,598,776	2,024,215

Construction in progress	5,195,848	1,007,436

	172,043,277	122,598,687

Less : Accumulated depreciation	82,118,882	47,366,950

	$89,924,395	$75,231,737

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Property, Plant and Equipment (continued)

Plant and machinery includes leased equipment with a cost of $6,489,930 and $11,711,984 at March 31, 2001 and 2002. Depreciation charged during the years ended March 31, 2001 and 2002 amounted to $841,869 and $977,780, respectively. Accumulated depreciation in respect of such equipment amounted to $2,183,328 and $3,756,078 at March 31, 2001 and 2002, respectively.

Land and buildings includes leased buildings with a cost of $4,253,800 and $4,100,848 at March 31, 2001 and 2002, respectively. Depreciation charged during the year ended March 31, 2001 and 2002 amounted to $82,851 and $82,671, respectively. Accumulated depreciation in respect of such building amounted to $266,991 and $355,752 at March 31, 2001 and 2002, respectively.

Property, plant and equipment with a net book value of $54,648,333 as of March 31, 2002 has been pledged as collateral for certain bank borrowings (notes 7 and 8).

6.	Income Taxes

Novel Denim has in place various tax strategies to minimize tax liabilities in the jurisdictions in which it operates. The company is not taxed on income in the British Virgin Islands where it is incorporated.

The subsidiaries which are incorporated in the Channel Islands are not subject to income tax because they are non-resident in the Channel Islands.

The subsidiary which is incorporated in Madagascar is exempt from income tax for a period of 5 years starting in calendar year 1998.

Effective from April 1, 2000 the Mauritius subsidiaries are subject to tax at a rate of 15%.

The subsidiaries which are incorporated in Hong Kong were subject to tax at a rate of 16% on income arising in Hong Kong during the years ended March 31, 1999, 2001 and 2002 or have unutilised tax losses to offset against the assessable profit during the years.

The subsidiaries which are incorporated in South Africa were subject to tax at a rate of 30% on income during the year ended March 31, 2000, 2001 and 2002. The subsidiaries, however, had no taxable income or have unutilised tax losses to offset against the assessable profit during these years.

The subsidiaries which are incorporated in the British Virgin Islands are not subject to income tax because they are non-resident in the British Virgin Islands.

The subsidiary which is incorporated in China is subject to tax at a rate of 15%.

	Fiscal Year Ended March 31,

	2002	2001	2000

Reconciliation of Effective Income Tax Charge

Income tax charge at applicable rate	$734,004	$1,061,441	$228,802

Tax losses not recognized	1,279,803	298,334	—

Utilisation of previously unrecognised losses	(680,626)	(1,022,781)	(83,606)

Income not subject to tax	(195,740)	(104,926)	(76,334)

Expenses not deductible for tax purposes	159,757	55,182	39,279

Effect of exchange rate changes	(998,993)	(287,250)	(108,141)

	$298,205	—	—

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Company operates.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Income Taxes (continued)

Income before income taxes consists of:

	Year Ended March 31,

	2002	2001	2000

British Virgin Islands	2,006,527	259,743	(1,782,378)

Foreign	143,010	11,816,703	8,094,470

	2,149,537	12,076,446	6,312,092

The provision for income taxes consists of:

	Year Ended March 31,

	2002	2001	2000

Current tax expenses:

British Virgin Islands	—	—	—

Foreign	186,947	—	—

Total current provision	186,947	—	—

Deferred tax expenses:

British Virgin Islands	—	—	—

Foreign	111,258	—	—

Total deferred provision	111,258	—	—

Total provision	298,205	—	—

Deferred tax assets / (liabilities) comprises the following:

	As of March 31,

	2002	2001

Deferred tax assets :

Loss carry forward	3,311,170	3,345,615

Other temporary difference	1,919,650	653,643

Total deferred tax assets	5,230,820	3,999,258

Deferred tax liabilities

Fixed assets	(2,535,902)	(1,583,602)

Total deferred tax liabilities	(2,535,902)	(1,583,602)

Valuation allowance	(2,806,176)	(2,415,656)

Net deferred tax liabilities	(111,258)	—

The Company recorded a valuation allowance for the deferred tax assets based on the uncertainty as to their ultimate realization.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Short-Term Borrowings

The Company maintains working capital, overdraft and other credit facilities with various commercial bank groups in Mauritius, South Africa, Madagascar, Hong Kong and China. Such facilities bear interest at rates based on the Mauritius, South Africa and Madagascar base rate, the Hong Kong prime rate and lending rates on other non-U.S. dollar currencies and ranged from 3.381% to 16.500% during the year ended March 31, 2002. Information relating to the Company’s short-term credit facilities is summarized as follows:

	As of March 31,

	2002	2001

Total credit facilities available	$71,272,542	$35,669,283

Balance at end of the year	52,532,174	27,680,949

Maximum amount outstanding during the year	52,532,174	33,280,378

Average borrowings during the year	40,984,608	26,195,693

Weighted average interest rate:

On average borrowings, computed monthly	7.24%	9.57%

At year end	6.56%	9.41%

The balance at the end of the year and maximum amount outstanding during the year include amounts in respect of receivables discounted with banks (note 3(l)).

Interest expense on short-term credit facilities amounted to $2,180,625, $2,506,597 and $2,857,009 for the years ended March 31, 2000, 2001 and 2002, respectively. The Company’s credit facilities are subject to periodic review by the lenders and are payable on demand. A portion of the Company’s short-term facilities is secured by liens on the assets of NTL, NGML and NGMAD.

8.		Long-Term Debt

	(a)	Long-term debt

Long term borrowing arrangements are comprised of three loans which were arranged by NDHL, NTL Mauritius and NSL with various commercial bank groups. Information relating to the Company’s long-term debt facilities is summarized as follows:

		As of March 31,

	2002			2001

	Loan 2	Loan 3	Total	Loan 1

Total credit facilities available	$9,000,000	$4,978,427	$13,978,427	$350,031

Balance at end of the year	9,000,000	4,953,765	13,953,765	350,031

Maximum amount outstanding during the year	9,000,000	4,978,427	13,978,427	732,736

Average borrowings during the year	4,846,154	2,458,620	7,441,550	531,349

Weighted average interest rate:

On average borrowings, computed monthly	2.94%	10.37%	5.63%	13.07%

At year end	2.62%	10.75%	5.51%	13.95%

Interest expense on long-term debt amounted to $122,914, $69,436 and $530,134 for the years ended March 31, 2000, 2001 and 2002, respectively.

Loan 1 was arranged with NEDBANK in South Africa and was fully repaid in August 2001.

Loan 2 was arranged with The Hongkong & Shanghai Banking Corporation Ltd in Hong Kong. The loan period is for five years from October 2001 with no principal repayment during the first year and then followed by equal quarterly repayments during the rest of the loan period.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.		Long-Term Debt (continued)

	(a)	Long-term debt (continued)

Loan 3 is arranged with BNPI Ltd and Mauritius Commercial Bank Ltd in Mauritius amounting to Mauritian Rupees (“Rs”) Rs50,000,000 and Rs1,000,000 respectively. The loan period is for five years from October 2001 with no principal repayment during the first year and then followed by equal monthly repayments during the rest of the loan period.

	(b)	Scheduled maturities

The aggregate amounts of long-term debt maturing in the next five years and thereafter are as follows:

Fiscal Year Ending March 31,	As of March 31, 2002

2003	$1,924,104

2004	3,729,395

2005	3,985,390

2006	3,189,876

2007	1,125,000

13,953,765

Less: Amounts repayable within one year included in current liabilities	(1,924,104)

$12,029,661

9.		Closure of Madagascar Operation

On March 28, 2002 the Company announced its intention to close its Madagascar operations after more than three months of significant political and social unrest in the country and severe disruption to the business.

	(a)	Impairment of long-lived assets

A review of the long-lived assets located in Madagascar has been carried out to ensure that the carrying amount of the assets does not exceed their fair value.

For the woven and laundry machinery and computer equipment, no provision has been made based on the Company’s expectation and assumption that the machinery and equipment can be successfully relocated, not withstanding the ongoing political and social instability within Madagascar, to the Company’s other operations in Mauritius, South Africa and China, the Company can fully utilize the capacity transferred, and the transferred assets can generate sufficient cash flows to support the assets’ carrying value.

For the knit plant, machinery and equipment, an impairment loss of $577,295 was recorded, based on the Company’s estimate of the net selling price of the assets. This also assumes that the machinery and equipment can be successfully relocated to the Company’s other operations in Mauritius, South Africa and China.

For other equipment and tools, leasehold improvement and furniture and fixtures, the Company estimate that the fair value of these assets is nil since these assets will not be relocated out of Madagascar and can not generate any future benefit to the Company.

As a result a total impairment loss of $2,375,295 has been recorded for the year ended March 31, 2002.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.		Closure of Madagascar Operation (continued)

	(b)	Provisions for inventories

A review has been carried out in respect of inventories located in Madagascar and provisions have been made based on the full physical inventory count and the Company’s estimate of the inventories’ net realizable value after the inclusion of future freight, transportation, packing and related costs, to ensure that the carrying amount of inventories does not exceed their net realizable value.

As a result, an inventory provision of $3,824,000 has been recorded in the cost of goods sold for the year ended March 31, 2002.

	(c)	Redundancy costs

Redundancy cost of $405,000 has been provided and written off in the cost of goods sold for the year ended March 31 2002, based on the minimum amount required by local Madagascar regulation. Such costs were paid in April 2002.

All the costs related to the closure of the Company’s closure of Madagascar operation were attributable to the results of the garments division in the segment information (note 12).

10.		Related Party Transactions

At March 31, 2002, an affiliate of Novel Enterprises Ltd. (“NEL”) held 49.79% of the issued and outstanding ordinary shares of the Company.

Amounts due from related parties comprised trade receivables, management and service fees and commissions due from affiliates of NEL to which denim fabric was sold (see (a) and (b) below).

Amounts due to related parties comprise balances with affiliates of NEL. The balances relate to purchases of raw materials and other inventory items, general and administrative expenses (including commissions) and leases (see (d) below).

	(a)	Sales to related parties

The Company’s customers include Tommy Hilfiger U.S.A., Inc., Pepe Jeans Europe B.V., Tommy Hilfiger Wholesale, Inc., Tommy Hilfiger Europe B.V. and certain other affiliates of NEL. Tommy Hilfiger U.S.A., Inc. (“THUSA”) and Tommy Hilfiger Europe B.V are subsidiaries of Tommy Hilfiger Corporation (“Tommy Hilfiger”). Tommy Hilfiger Wholesale, Inc. (“THWS”) is a subsidiary of THUSA. Pepe Jeans Europe B.V. is a subsidiary of Pepe Holdings Limited (“Pepe Holdings”). Affiliates of the Company have indirect interests in Tommy Hilfiger and Pepe Holdings. Additionally, the Company’s Chairman is the Co-Chairman of Tommy Hilfiger.

Sales to these related companies are summarized as follows:

	Fiscal Year Ended March 31,

	2002	2001	2000

Tommy Hilfiger U.S.A., Inc.	$5,517,983	$1,620,085	$50,595

Tommy Hilfiger Wholesale, Inc.	18,318,967	20,490,742	12,920,620

Pepe Jeans Europe B.V.	1,013,366	2,079,043	1,727,836

Tommy Hilfiger Europe B.V.	58,328	68,113	1,133,959

	$24,908,644	$24,257,983	$15,833,010

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	Related Party Transactions (continued)

Amounts receivable from these companies which are included in accounts receivable are as follows:

	As of March 31,

	2002	2001

Tommy Hilfiger U.S.A., Inc.	$708,010	$1,143,444

Tommy Hilfiger Wholesale, Inc.	2,659,319	5,391,676

Pepe Jeans Europe B.V.	92,621	313,346

Tommy Hilfiger Europe B.V.	37,588	20,390

	$3,497,538	$6,868,856

(b)	Purchases from related parties

The Company purchases certain raw materials and other inventory items from affiliates of NEL. Purchases from these companies amounted to $920,394, $993,993 and $24,608 for the years ended March 31, 2000, 2001 and 2002, respectively.

(c)	Selling, general and administrative expenses

During 1997, the Company received certain services from NEL and its affiliates, including provision of information systems, staff resources, office space and related overheads. In fiscal 2001 and 2002, such services were limited to the provision of certain company secretarial services. Charges to the Company for these services amounted to $132,075, $132,029 and $134,783 for the years ended March 31, 2000, 2001 and 2002, respectively. The charges are based on apportionment of services provided based on estimated or actual usage. Management believes this apportionment to be a reasonable allocation method.

The Company pays commissions to companies affiliated with NEL which act as selling agents on the Company’s behalf. Total commission expense amounted to $608,795, $629,205 and $512,692 for the years ended March 31, 2000, 2001 and 2002, respectively.

Had the Company operated on a stand-alone basis, management believes that selling, general and administrative expenses would not have varied materially from amounts recognized in the years presented.

(d)	Leases

The Company leases office space from a company which is a subsidiary of NEL. Rental charges to the Company for the years ended March 31, 2000, 2001 and 2002 amounted to $88,555, $136,543 and $173,432, respectively.

In addition, the Company leases land in Mauritius from a subsidiary of NEL under a long term arrangement. The lease commenced in 1989 and has a term of 50 years. Annual rental charges under the lease arrangement are not material.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Acquisition

On October 1, 2001 the Company acquired 100% of the share capital of NDP Holdings Ltd. from a subsidiary of NEL. NDPHL, through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of China. In addition to significantly expanding the Company’s overall fabric capacity, the acquisition brings the Company: (i) a much broader and more sophisticated range of fabric products to offer existing and new customers; (ii) a highly experienced and well trained technical fabric management team; and (iii) a platform for future growth within Asia. The acquired business contributed revenues of $14,088,680 and operating profit of $1,779,645 to the Company for the period from October 1, 2001 to March 31, 2002.

The fair value of assets and liabilities arising from the acquisition are as follows:

As of October 1, 2001

Cash and cash equivalents	$3,278,511

Accounts receivable	3,468,484

Inventories	4,195,564

Spare Parts	670,074

Other current assets	803,132

Property, plant and equipment, net	20,768,597

Short-term borrowing and bank overdrafts	(2,564,103)

Accounts payable	(2,204,604)

Accrued salaries and wages and other accrued liabilities	(1,555,737)

Due to related parties	(61,844)

Long-term liabilities	(443,507)

Fair value of net assets acquired	26,354,567

Negative goodwill arising on acquisition	(6,917,567)

Total purchase consideration	19,437,000

Less: Cash and cash equivalents in subsidiary acquired	(3,278,511)

Cash outflow on acquisition	$16,158,489

The acquisition has been accounted for using purchase accounting, negative goodwill arising on acquisition was primarily derived from the fair value of NDPHL’s property, plant and equipment, at the time of the acquisition, being higher than the purchase price. The negative goodwill has been allocated to reduce proportionately the values assigned to noncurrent assets. Accordingly, the operating results of NDP Holdings Ltd have been included in the Company’s consolidated financial statement since the date of acquisition.

The following unaudited pro forma consolidated results of operations for the years ended March 31, 2001 and 2002 assume the NDP Holdings Ltd acquisition occurred as of April 1, 2000:

	Fiscal Year Ended March 31,

	2002	2001

Net sales	$170,029,958	$168,388,821

Net earnings	$1,875,918	$15,296,085

Earnings per share:

- Primary	$0.21	$1.68

- Fully-diluted	$0.20	$1.65

There were no acquisitions in fiscal 2000 or 2001.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.		Segment Information and Sales to Major Customers

The Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” during the fourth quarter of fiscal 1998. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Company generates substantially all of its operating income through the export of garments and fabric from Mauritius, Madagascar, South Africa and PRC to its customers in Europe, U.S. and elsewhere.

The Company has two business segments, the manufacture and sale of garments and the manufacture and sale of fabric. The fabric division sells both to third parties and to the garments division. Overheads in respect of common services provided to these segments but not directly attributable to either segment are allocated on the basis of an estimate of the benefit received by each segment. Overheads not allocated to either of these segments are included within “Corporate and other” in the analysis of operating income by segment presented below.

	(a)	Segment Information

The following sets out sales by business segment:

	Fiscal Year Ended March 31,

	2002	2001	2000

Garments—third parties	$118,459,721	$109,971,378	$81,649,900

Fabric—garments division and third parties	84,273,576	63,307,713	48,713,644

Inter-divisional sales	(44,148,129)	(35,232,900)	(25,262,620)

	$158,585,168	$138,046,191	$105,100,924

The following sets out operating income by business segment and a reconciliation to income before minority interest:

	Fiscal Year Ended March 31,

	2002	2001	2000

Garments	$(7,808,978)	$11,641,050	$10,583,574

Fabric	13,339,339	6,416,910	(1,154,311)

Corporate and other	(478,275)	(926,921)	(786,886)

Elimination of unrealized profit	1,052,573	(1,885,843)	392,302

Operating income	$6,104,659	$15,245,196	$9,034,679

Interest expense, net	(3,955,121)	(3,168,750)	(2,722,587)

Income before minority interest and taxation	$2,149,538	$12,076,446	$6,312,092

Eliminations comprise elimination of unrealized (profit) / loss on inter-divisional sales of inventory.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	Segment Information and Sales to Major Customers (continued)

(a)	Segment Information (continued)

The following sets out capital expenditure and depreciation expense by segment:

	Fiscal Year Ended March 31,

	2002	2001	2000

Capital expenditure:

Garments	$3,754,706	$10,824,021	$3,843,801

Fabric	7,228,572	5,462,152	6,313,253

	$10,983,278	$16,286,173	$10,157,054

Depreciation:

Garments	$4,708,208	$3,769,577	$2,835,494

Fabric	7,144,404	5,932,915	5,996,881

	$11,852,612	$9,702,492	$8,832,375

The following sets out identifiable assets between segments:

	As of March 31,

	2002	2001

Garments	$63,186,358	$62,041,901

Fabric	123,670,758	86,625,977

Corporate and other	2,522,986	451,807

	$189,380,102	$149,119,685

Included in corporate and other identifiable assets are certain cash and cash equivalents, and certain related party balances.

The following sets out long-lived assets by country:

	As of March 31,

	2002	2001

Mauritius	$50,942,526	$51,710,374

Madagascar	5,783,708	8,283,939

South Africa	18,198,109	14,541,778

China	14,342,303	—

Others	657,729	695,646

	$89,924,395	$75,231,737

(b)	Major customers

The Company sells garments to THWS and The Gap Inc., which individually comprise more than 10% of the Company’s sales during the year. Sales to THWS are disclosed in note 10 above. Sales to The Gap Inc. amounted to $14,259,558, $31,604,398 and $48,926,829 for the years ended March 31, 2000, 2001 and 2002, respectively.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	Segment Information and Sales to Major Customers (continued)

(c)	Export sales

The following sets out sales by country:

	Fiscal Year Ended March 31,

	2002	2001	2000

Europe

- France	$10,947,979	$12,763,386	$12,075,836

- Britain	19,573,500	29,875,202	21,956,251

- Netherlands	2,455,742	5,701,237	14,153,718

- Belgium	2,191,667	103,035	1,959,242

Africa

- Mauritius	9,615,116	8,256,374	4,794,449

- Madagascar	1,682,411	2,282,400	4,075,859

- Zimbabwe	2,475,932	2,093,033	1,511,832

USA	80,403,837	56,191,891	29,516,307

Others	29,238,984	20,779,633	15,057,430

	$158,585,168	$138,046,191	$105,100,924

13.	Commitments and Contingencies

(a)	Operating leases

The Company enters into noncancellable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under operating lease commitments:

Fiscal Year Ending March 31,	As of March 31, 2002

2003	$1,999,008

2004	1,497,143

2005	1,310,004

2006	44,315

2007	660

Thereafter	21,120

$4,872,250

(b)	Capital leases

Future minimum obligations for assets held under capital lease arrangements are as follows:

Fiscal Year Ending March 31,	As of March 31, 2002

2003	$574,364

2004	1,683,627

2005	748,146

2006	710,541

2007	788,950

Thereafter	1,615,257

6,120,885

Less: interest costs	(101,796)

$6,019,089

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Commitments and Contingencies (continued)

(c)	Letters of credit

The Company is contingently liable for unexpired bank letters of credit as of March 31, 2002 of $4,426,049 related to commitments for the purchase of inventories, spare parts and machinery.

(d)	Purchase commitments

In the normal course of business the Company enters into contractual arrangements for future purchases of raw cotton to ensure availability and timely delivery. As of March 31, 2002, the Company had outstanding purchase commitments for inventory of $10,360,307. The amount the Company was required to pay in respect of these commitments was less than the spot price, as at March 31, 2002, for such inventory by $502,989.

No provision is required in respect of this amount since the estimated net realizable value of the related finished goods inventory exceeds estimated cost.

The Company also enters into contractual arrangements for the purchase of plant and machinery and factory premises construction. As of March 31, 2002, the Company had such outstanding commitments of $1,477,341.

14.	Employee Benefits

Other liabilities comprise a provision for deferred employee benefits amounting to $330,000 and $651,031 as of March 31, 2001 and 2002, respectively. The provision represents an estimate of long service payments payable to employees in Hong Kong in the future and is calculated based on the applicable laws of Hong Kong.

The Company also distributes up to 5% of its income before bonuses and minority interest each year as bonuses to executives and other employees under an informal arrangement. All amounts payable under this arrangement up to March 31, 2002 have been provided for in the financial statements.

15.	Stock Repurchases

From time to time, the Board of Directors authorizes the company to repurchase the ordinary shares of Novel Denim Holdings Limited. The company repurchased 20,100 common shares at a cost of $178,410 in 2002 (2001: 420,200 common shares at a cost of $3,117,040). In 2002, the company did not retire the shares it repurchased. In 2002, the Company issued 89,200 treasury shares, as a result of exercises of stock options by employees. At March 31, 2002, 298,600 (2001: 367,700) of treasury stock is retained. The Company plans to continue to purchase shares on the open market from time to time, depending on market conditions.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Stock-based Compensation Plans

In August 1997, the Company adopted an Employee Stock Incentive Plan and a Non-Employee Directors Stock Option Plan (collectively, the “Plans”), which made available for grant, until December 31, 2007, up to 950,000 common shares. The Plans permit the granting of incentive stock options, restricted stock and stock appreciation rights.

Stock options are granted to purchase stock at a price not less than the fair market value on the date of grant, vest over a period of five years, and may be outstanding for any period up to 15 years from the date of grant. Generally, no stock option may be exercised until the employee has remained in the continuous employment of the Company for one year after the option is granted.

The following is a summary of stock option transactions which occurred during the year ended March 31, 2002:

		Weighted Average
	Options	Exercise Price Per Share

Outstanding as of April 1, 2001	728,160	$10.34

Granted	75,000	11.03

Cancelled	(16,000)	4.75

Exercised	(89,200)	4.60

Outstanding as of March 31, 2002	697,960	$11.28

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
Range of	Number	Remaining	Average Exercise	Number	Average Price
exercise prices	Outstanding	Contractual Life	Price Per Share	Exercisable	Per Share

$3.5625 - $20.25	697,960	6.92	$11.28	384,440	$11.95

The Company applies APB No. 25, in accounting for its stock options. Under APB No. 25, because the exercise price of the Company stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Stock-based Compensation Plans (continued)

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted was estimated at $4.7539 in 2001 and $5.2892 in 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001 and 2002, respectively: risk-free interest rate of 5.69% and 5.59%; dividend yields of 0%; volatility factors of the expected market price of the Company Ordinary Shares of 39% and 40%; and a weighted-average expected lives of the options of 6 years.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company pro forma information is as follows:

Net income / (loss):

As reported	$2,077,785

Pro forma	($19,674)

Basic earnings / (loss) per share:

As reported	$0.23

Pro forma	($0.00)

Diluted earnings / (loss) per share:

As reported	$0.22

Pro forma	($0.00)

Because compensation expense associated with an option is recognized over the vesting period, the current year impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	Earnings Per Share

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128, as follows:

	2002	2001	2000

Net income (Numerator for basic and diluted earnings per share-income available to holders of Ordinary Shares)	$2,077,785	$12,028,793	$6,363,687

Denominator for basic earnings per share-weighted-average shares	9,110,485	9,220,684	9,437,500

Effect of dilutive securities	145,966	95,257	1,823

Denominator for diluted earnings per share-weighted-average number of Ordinary Shares and dilutive potential Ordinary Shares	9,256,451	9,315,941	9,439,323

Basic earnings per share	$0.23	$1.30	$0.67

Diluted earnings per share	$0.22	$1.29	$0.67

Stock options to purchase 329,000 common share in 2002 and 279,000 common shares in 2001 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

18.	Financial Instruments

(a)	Concentrations of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash on deposit with financial institutions and accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions in Hong Kong, China, Singapore, Madagascar, South Africa and Mauritius and the Company’s exposure to any one institution is limited.

Concentrations of credit risk with respect to accounts receivable arise due to a significant portion of the Company’s sales deriving from relatively few customers. As of March 31, 2002, accounts receivable included $20,368,042 attributable to the Company’s ten largest receivables balances. The Company manages its risk by securing letters of credit for the majority of its sales.

(b)	Forward foreign exchange contracts

The Company conducts certain transactions in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company enters into forward foreign exchange contracts to hedge certain foreign currency denominated firm commitments, primarily sales to customers invoiced in currencies other than the U.S. dollar. The primary purpose of the Company’s foreign currency hedging activities is to manage the volatility associated with foreign currency revenues and the other assets and liabilities created in the normal course of business. The Company does not hold or issue financial instruments for trading purposes.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	Financial Instruments (continued)

(b)	Forward foreign exchange contracts (continued)

Principal currencies hedged include the Euro and British pound. At March 31, 2002 such forward exchange contracts were recorded at their fair value with gains of $61,260 and losses of $55,465, which are reflected in other current assets and other accrued liabilities in the Company’s consolidated balance sheet, respectively. The maturity dates of the forward exchange contracts outstanding at March 31, 2002 ranged from 1 month to 5 months.

For forward exchange contracts designated as cash flow hedges, gains and losses are recorded in other comprehensive income until the foreign currency denominated sales transactions are recognized in earnings. For the year ended March 31, 2002 forward exchange contracts with contract values amounting to $6,698,879 were de-designated from cash flow hedge and a net loss on these derivatives of $13,589 was reclassified to net revenues. Hedge ineffectiveness had no material impact on earnings for the year ended March 31, 2002. The Company estimates that net derivative gains of $19,384 included in accumulated other comprehensive income at March 31, 2002 will be reclassified into earnings during the next twelve months.

The Company enters into various other types of financial instruments in the normal course of business. Fair values for these financial instruments are based on quoted market price.

(c)	Cash and cash equivalents

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the relatively short maturities of these assets and liabilities. The carrying value of short-term borrowings approximates fair value as the loans have variable interest rates.

EXHIBIT INDEX

Exhibit			Page
Number		Description	Number

1	—	Amended and Restated Memorandum of Association and Articles of Association of the Company (previously filed as Exhibit 3 to Registration No. 333-7184 and incorporated herein by reference)

4.1	—	Employment Agreement dated as of April 1, 2002 between the Company and K.C. Chao

4.2	—	Employment Agreement dated as of April 1, 2002 between the Company and Mei-Ling Liu

4.3	—	Employment Agreement dated as of April 1, 2002 between the Company and Alain Rey

4.4	—	Employment Agreement dated as of January 1, 2000 between the Company and Isaacs Lam (previously filed as Exhibit 2.4 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.5	—	Lease dated as of February 15, 1989 between Novel Textiles Limited (formerly known as “Union Textiles Limited”) and Summit Textiles Limited (previously filed as Exhibit 10.5 to Registration No. 333-7184 and incorporated herein by reference)

4.6	—	Lease dated as of July 19, 1990 between Novel Garments (Mauritius) Limited and Fatvan Industrial Ltd. (previously filed as Exhibit 10.6 to Registration No. 333-7184 and incorporated herein by reference)

4.7	—	Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.7 to Registration No. 333-7184 and incorporated herein by reference)

4.8	—	Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.8 to Registration No. 333-7184 and incorporated herein by reference)

4.9	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.9 to Registration No. 333-7184 and incorporated herein by reference)

4.10	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.10 to Registration No. 333-7184 and incorporated herein by reference)

4.11	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.11 to Registration No. 333-7184 and incorporated herein by reference)

4.12	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.12 to Registration No. 333-7184 and incorporated herein by reference)

4.13	—	Lease dated as of January 30, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.13 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit			Page
Number		Description	Number

4.14	—	Lease dated as of October 29, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.14 to Registration No. 333-7184 and incorporated herein by reference)

4.15	—	Lease dated as of January 1997 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.15 to Registration No. 333-7184 and incorporated herein by reference)

4.16	—	Lease dated May 28, 1996 between Industrial Development Corporation of South Africa Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.3 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

4.17	—	Lease dated as of October 19, 1999 between Byren Trading Limited and Cayuga Estates Limited (previously filed as Exhibit 2.5 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.18	—	Lease dated as of September 1, 1999 between Novel Garments (Mauritius) Ltd and Didi Industrial Limited (previously filed as Exhibit 2.6 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.19	—	Amended Lease Agreement dated April 1, 1999 between Novel Denim (HKD) Ltd and Swanco Limited (previously filed as Exhibit 2.7 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.20	—	Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.20 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.21	—	Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.21 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.22	—	Amended and Restated Employee Stock Option Plan of the Company and its subsidiaries (previously filed as Exhibit 4.1 to Form S-8 (Registration No. 333-10796), as filed on September 14, 1999 and incorporated herein by reference)

4.23	—	Non-Employee Directors Stock Option Plan of the Company (previously filed as Exhibit 10.24 to Registration No. 333-7184 and incorporated herein by reference)

8.1	—	List of Subsidiaries

10.1	—	Land Purchase Agreement dated as of April 18, 1995 between Novel Textiles Limited and Rajman Prayag (previously filed as Exhibit 10.16 to Registration No. 333-7184 and incorporated herein by reference)

10.2	—	Credit Agreement dated as of March 18, 1996 between Novel Textiles Limited and Finlease Company Limited (previously filed as Exhibit 10.17 to Registration No. 333-7184 and incorporated herein by reference)

10.3	—	Credit Agreement dated as of May 13, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.18 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit			Page
Number		Description	Number

10.4	—	Credit Agreement dated as of August 6, 1996 between Novel Garments (Mauritius) Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.19 to Registration No. 333-7184 and incorporated herein by reference)

10.5	—	Credit Agreement dated as of August 6, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.20 to Registration No. 333-7184 and incorporated herein by reference)

10.6	—	Credit Agreement dated as of October 7, 1996 between Novel Garments (Mauritius) Limited and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.21 to Registration No. 333-7184 and incorporated herein by reference)

10.7	—	Credit Agreement dated as of February 28, 1997 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale (previously filed as Exhibit 10.22 to Registration No. 333-7184 and incorporated herein by reference)

10.8	—	Credit Agreement dated as of May 21, 2001 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale

10.9	—	Credit Agreement dated as of May 25, 2001 between Novel Spinners (SA)(Pty)Ltd, Novel Weavers (SA)(Pty)Ltd, Seawind Investments 4 (Pty) Ltd and Nedcor Bank Limited

10.10	—	Credit Agreement dated as of August 23, 2001 between Novel Spinners (SA)(Pty)Ltd and Nedcor Bank Limited

10.11	—	Credit Agreement dated as of March 27, 2002 between Novel Denim Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited

10.12	—	Credit Agreement dated as of March 27, 2002 between Novel Denim (HK) Ltd and The Hongkong and Shanghai Banking Corporation Limited

10.13	—	Credit Agreement dated as of March 28, 2002 between Novel Garments International Ltd and The Hongkong and Shanghai Banking Corporation Limited

10.14	—	Registration Rights Agreement dated as of May 13, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.25 to Registration No. 333-7184 and incorporated herein by reference)

10.15	—	Redemption Agreement dated as of April 25, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.26 to Registration No. 333-7184 and incorporated herein by reference)

10.16	—	Share Purchase Agreement dated August 9, 1998 by and among Novel Textiles (BVI) Limited, Novel Denim Holdings Limited and Novel Enterprises Limited (previously filed as Exhibit 2.1 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

10.17	—	Share Purchase Agreement dated August 7, 2001 by and among Novel Investment Holdings Limited, Novel Denim Holdings Limited and Novel Enterprises Limited

Exhibit			Page
Number		Description	Number

10.18	—	Suspensive Sale Agreement dated May 6, 1996 between Findevco (Proprietary) Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.4 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

10.19	—	Credit Agreement and Guarantee dated June 23, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.9 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

10.20	—	Credit Agreement and Guarantee dated August 11, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.10 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

10.21	—	Credit Agreement dated May 25, 2000 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.15 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

10.22	—	Consent of PricewaterhouseCoopers

99.1	—	Section 906 Certification