Form 20-F
period 2003-03-31
NOVEL DENIM HOLDINGS LTD
filed 2003-09-30
CIK 1041868

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: March 31, 2003

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____________ to ___________

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

Ordinary Shares	National Market Tier of the
Nasdaq Stock Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, par value US $1.00	8,027,809

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filling requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒ Item 18 ☐

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

     The selected consolidated financial and other information presented below have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are derived from the Consolidated Financial Statements of the Company for, and as of, the years ended March 31, 1999 through 2003. The Consolidated Financial Statements for, and as of, the years ended March 31, 1999 through 2003 have been audited by PricewaterhouseCoopers, independent accountants. The information should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report and Item 5. “Operating and Financial Review and Prospects.”

	Fiscal Year Ended March 31,

	1999	2000	2001	2002	2003

	(in thousands, except per share amounts)
Statement of Income Data:
Net sales	$97,702	$105,101	$138,046	$158,585	$144,986
Cost of goods sold	70,185	84,456	107,465	132,201	131,986

Gross profit	27,517	20,645	30,581	26,384	13,000
Other revenues (1)	337	638	440	789	1,459
Selling, general and administrative expenses	9,901	12,248	15,187	18,693	31,615
Impairment loss (2)	—	—	—	2,375	2,788
Other expenses (3)	225	—	589	—	1,222

Operating income/(loss)	17,728	9,035	15,245	6,105	(21,166)
Interest expense, net	1,499	2,723	3,169	3,955	4,310

Income/(loss) before minority interest, tax and effect of accounting change	16,229	6,312	12,076	2,150	(25,476)
Minority interest	48	(52)	48	82	(50)
Taxation	—	—	—	298	753

Income/(loss) before effect of accounting change	16,181	6,364	12,028	1,770	(26,179)
Cumulative effect of accounting change	—	—	—	(308)	—

Net income/(loss)	$16,181	$6,364	$12,028	$2,078	$(26,179)

Earnings per share after accounting change
Basic Earnings per share	$1.71	$0.67	$1.30	$0.23	$(2.97)
Diluted Earnings per share	$1.71	$0.67	$1.29	$0.22	$(2.96)
Weighted average Ordinary Shares outstanding – Basic (7)	9,438	9,438	9,221	9,110	8,808
Weighted average Ordinary Shares outstanding – Diluted (7)	9,479	9,439	9,316	9,256	8,837

	As of March 31,

	1999	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,876	$2,017	$2,361	$12,995	$5,938
Working capital (exclusive of cash and cash equivalents) (4)	15,360	20,474	21,682	13,130	(12,028)
Total assets	116,670	124,710	149,120	189,380	160,934
Short-term debt (5)	18,877	18,099	27,681	54,963	59,576
Long-term debt (6)	4,545	5,068	3,610	17,542	13,132
Shareholders’ equity (7)	79,386	85,750	94,880	97,209	67,322

	Fiscal Year Ended March 31,

	1999	2000	2001	2002	2003

Operating Data:
Garment production (thousands of pieces)	7,708	8,711	12,395	15,391	9,776
Fabric production (thousands of meters)	15,228	19,190	24,716	33,302	31,710
Fabric printing (thousands of meters)	—	—	—	15,882	29,966

(1)	Other revenues consist of disposals of property, plant and equipment, sales of scrap materials, net proceeds from yarn sales, commissions received from an affiliate and other related or nonrecurring items. See Item 7. “Major Shareholders and Related Party Transactions.”

(2)	Impairment loss consists of a partial write off of fixed assets in Madagascar related to the closure of the Madagascar operations.

(3)	Other expenses consist of start-up costs associated with the Company’s South African facilities in fiscal 2001 and 2003 and the Company’s Madagascar facilities in fiscal 1999.

(4)	Working capital consists of current assets less current liabilities.

(5)	Including current portion of long-term debt and capital leases.

(6)	Including long-term portion of capital leases.

(7)	During fiscal 2001, the Company repurchased 420,200 Ordinary Shares for a total of approximately $3.1 million. During fiscal 2002, the Company repurchased 20,100 Ordinary Shares for a total of approximately $0.2 million. During fiscal 2003, the Company repurchased 1,113,091 Ordinary Shares for a total of approximately $3.7 million.

Risk Factors

     Uncertainties in Garment and Fabric Industries

     In fiscal 2003, approximately 35% of total sales were to U.S. customers, approximately 25% of total sales were directly to European customers (primarily in Belgium, France, The Netherlands and the United Kingdom), approximately 18% of total sales were to customers in African countries for further conversion and sale, approximately 21% of total sales were to customers in Asian countries and approximately 1% of total sales were to customers in other countries. Historically, the apparel industry has been subject to substantial cyclical variations. In particular, Europe and the United States (“U.S.”) have experienced fluctuations in demand for denim and chino in recent years. There can be no assurance that the Company’s financial condition and results of operations will not be adversely affected by any such fluctuations. In addition, a recession in the general European and/or U.S. economies or uncertainties regarding future economic prospects that affect consumer spending habits has had and could continue to have a material adverse effect on Novel Denim’s results of operations.

     Dependence on Key Customers; No Long-term Contracts with Customers

     The Gap, Inc. (the “Gap”) has been a substantial customer of Novel Denim and accounted for approximately 7.7% of Novel Denim’s total sales (and approximately 13.7% of its total garment sales) in fiscal 2003. For the same period, Tommy Hilfiger Corporation and its subsidiaries (“Tommy Hilfiger”) accounted for approximately 11.4% of the Company’s total sales (and approximately 20.4% of its total garment sales) and Vetir S.A. (Mi-Temps) (“Mi-Temps”) accounted for approximately 8.5% of the Company’s total sales in fiscal 2003 (and approximately 15.2% of its total garment sales). Combined, these top three customers (which are all garment customers), accounted for approximately 27.6% of Novel Denim’s total sales in fiscal 2003 (and approximately 49.3% of its total garment sales). The loss of The Gap, Tommy Hilfiger or Mi-Temps as a customer, or a significant reduction in their purchases from Novel Denim, has had and could continue to have a material adverse effect on the Company’s financial condition and results of operations.

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

     During the last few years, the Company has experienced a shortage of labor and rising labor costs. The government of Mauritius currently permits the importation of foreign labor. As of March 31, 2003 approximately 25% of the Company’s employees in Mauritius were expatriate employees. In March 2002, the Company’s operations in Mauritius were adversely affected by a labor dispute relating to the Company’s expatriate employees who requested that the Company make a number of changes before they returned to work. Following negotiations, the Company agreed to make some modifications to its existing operations and all but a small number of expatriate employees subsequently returned to work. As a result, garment production was adversely affected with orders having delayed shipments, increased air freight costs and some order cancellations. While the Company believes that it will recover from these events within fiscal 2004, no assurances can be made that additional customers will not cancel or reduce orders with the Company. There also can be no assurance that the Company’s results of operations will not be adversely affected by an increase in labor costs in the future. See Item 5. “Operating and Financial Review and Prospects.” Furthermore, there can be no assurance that economic, political, governmental or labor conditions in Mauritius will not have an adverse effect on the Company’s results of operations.

     In early calendar 2002, the Company’s operations in Madagascar were significantly and adversely affected by strikes resulting from disputed presidential elections. As a result, the Company announced on March 28, 2002 that it was moving out of the country and began shipping its equipment to Mauritius and South Africa. The Company’s production during this period was adversely affected by order cancellations, increased air freight costs, impairment of fixed assets in Madagascar and the write down of raw material and finished good inventories. The Company ceased operations at the end of fiscal 2002 and incurred costs associated with the closure of these operations, the transfer of equipment to Mauritius and South Africa, and the write-off of inventory.

     South Africa, where the Company began operating fabric manufacturing facilities in 1998, has undergone significant political and economic instability. Since the historic all-races election of 1994, which marked the end of apartheid, the African National Congress (“ANC”) sought to rebuild both the political, social and economic foundations of the country. Political, economic and social tensions continue to sustain a high level of violence in South Africa. In 1999, Mr. Thabo Mbeki, Nelson Mandela’s successor, was inaugurated as the country’s new president, following the re-election of the ANC government. The Mbeki government is now focused on easing monetary policy, stabilizing the South African rand, which has experienced significant volatility in the past two years, and increasing consumer consumption. A significant portion of the population in South Africa is unemployed and/or uneducated. Accordingly, no predictions can be made regarding the political, social or economic stability of South Africa. Furthermore, there can be no assurance that economic, political, governmental or labor conditions in South Africa will not have an adverse effect on the Company’s results of operations.

     Uncertainties Relating to Operations in China

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

     The Company’s operations in China are subject to other risks as well, including:

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

     NDP’s activities in China also require business licenses which are subject to review and approval by various national and local agencies of the Chinese government. Should NDP’s business licenses in China not be renewed or approved, NDP would be required to move its operations out of China, which would impair its profitability, competitiveness and market position and would jeopardize NDP’s ability to continue operations.

·     Possible changes and uncertainties in economic policies in the Special Economic Zones of China in which NDP operates could harm NDP’s operations by eliminating benefits it currently enjoys.

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

     A significant portion of NDP’s business is generated from Hong Kong. In addition a significant portion of NDP’s costs are denominated in Hong Kong dollars. Hong Kong is a Special Administrative Region (“SAR”) of PRC with its own government and legislature and it currently enjoys a high degree of autonomy from the PRC. The Company can give no assurance that Hong Kong will continue to enjoy autonomy from the PRC. The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation and the SAR government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. The Company can give no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained, and changes to the historical currency peg could adversely affect the Company’s business.

     The absence of an active trading market for the Company’s Ordinary Shares could result in difficulty in selling your Ordinary Shares

     On July 23, 2003, the Company received a delisting warning letter from NASDAQ because the market value of its publicly held shares was less than $5.0 million for 30 consecutive trading days. If the market value of the Company’s publicly held shares does not exceed $5.0 million for 10 consecutive trading days prior to October 21, 2003, the Company may have to delist its shares. The Company is currently considering its options, including transferring its Ordinary Shares to The NASDAQ SmallCap Market. If the Company’s Ordinary Shares are delisted, the market price of the shares could be severely and adversely affected. The Company cannot assure you that an active market for its Ordinary Shares will develop or, if developed, will continue. Accordingly, you may not be able to sell your Ordinary Shares at attractive prices or at all.

     Changes in International Trade Policies Affecting Import Duties and Quotas

     The Company’s operations are subject to changes in international trade policies, practices and agreements. The export of garments and fabric by the Company to the European Community (“EC”) is largely governed by the terms of the Fourth Lomé Convention (the “Lomé Convention” or “Lomé IV”), an international cooperation agreement among the 15 nations of the EC and 70 African, Caribbean and Pacific countries (“ACP States”). As Mauritius is a member of the Lomé Convention, exports of garments and fabric manufactured in the country to the EC are not subject to EC import duties or quotas. The Lomé Convention was extended in June 2000 for an additional period of 20 years. Any change in the Lomé Convention that would subject the Company to import duties or quotas could have a material adverse effect on the Company’s results of operations.

     In June 2000, the United States passed legislation to create a favorable trade relationship between the United States and certain sub-Saharan countries, including Mauritius and South Africa, under the Africa Growth and Opportunity Act (“AGOA”). The new legislation allows the Company to sell its garments into the United States on a duty-free and quota-free basis, subject to certain conditions, the most significant of which requires the Company to use fabric manufactured in either Africa or the United States. In January 2001, Mauritius received permission from the United States to begin shipping products under the AGOA and in March 2001, South Africa received similar approvals. Any change in AGOA that would subject the Company to import duties or quotas or changes in the fabric sourcing requirements could have a material adverse effect on the Company’s operations.

     Outside of the EC, the Company’s activities are affected by trade agreements which limit imports from Mauritius and South Africa. Any further limits on garment and fabric imports from the countries in which the Company exports into the United States, or any expansion in the number of signatory countries to the North American Free Trade Agreement (“NAFTA”), could have a material adverse effect on the Company’s operations.

     The impact of multilateral agreements intended to liberalize global trade could also significantly affect global textile producers and the Company. The World Trade Organization (“WTO”) is overseeing the phase-out of textile and apparel quotas over a 10-year period through 2004. Tariffs on textile/apparel products are being reduced (but not eliminated) over the same 10-year period. In addition, China’s admission to the WTO will have a significant impact on global textile and apparel trade. By gaining admission to the WTO, China is able to take advantage of the elimination of quota limitations into the U.S. market, and there could be a negative impact on the African textile industry, including the Company. With respect to the EC, this may result in a reduction in the competitive advantage afforded to ACP States under the Lomé Convention vis à vis non-ACP States (such as China). Elsewhere, including in the United States, this may result in reduced quotas and tariffs on exports from other countries which are not parties to NAFTA or agreements such as the AGOA. There can be no assurance, however, as to the ultimate effect of any such changes on Novel Denim’s results of operations.

     The Bush Administration has recently unveiled a proposal to eliminate worldwide tariffs for manufactured goods by 2015. The European Union has also proposed significant reductions in tariffs. These proposals could lead to further reductions in worldwide tariffs. The U.S. government has also engaged in discussions with a number of countries or trade blocs with the intent of further liberalizing trade. “Fast track” authority granted by Congress in 2002 makes new agreements even more likely, as evidenced by recent proposals related to a Free Trade Area of the Americas with the goal of essentially expanding NAFTA to all countries in the western hemisphere, with the exception of Cuba, by January 2005. The Administration has also entered into a free trade agreement with Jordan and Chile and proposed similar agreements with Singapore and certain African countries.

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

     During fiscal 2000, the Company’s operations in Mauritius, which accounted for 82% of the Company’s total production during fiscal 2000, were adversely affected by a continued serious drought, which forced the Company to find alternative water sources necessary for its operations. The drought limited the Company’s washing and dyeing capabilities and caused the Company to operate both its fabric and garment operations in Mauritius at less than full capacity. As a result, the Company rescheduled and reduced orders to certain of its customers, which inturn resulted in a reduction in sales, and made additional investments to increase its water resources, including opening a new garment washing and finishing facility in St. Felix, Mauritius. If severe seasonal fluctuations or drought conditions occur in the future, the Company’s results of operations could be materially and adversely affected.

     In addition, during fiscal 2002 and fiscal 2003, the Company was adversely affected by production disruptions in Madagascar following disputed presidential elections as well disruptions in Mauritius resulting from a labor dispute. See Item 5. “Operating and Financial Review and Prospects–Closure of Madagascar Operations.”

     Potential Risks in Managing Rapid Growth

     Novel Denim has significantly expanded its operations since 1994. As a result, the Company’s sales have grown from $34.1 million in fiscal 1994 to $145.0 million in fiscal 2003, primarily as a result of significant expansions in production in Mauritius and other countries as well as through limited acquisitions. This growth has placed increasing demands on the Company’s management resources and operating systems. The Company has experienced problems in the past in connection with the integration of local labor at new facilities. There can be no assurance that Novel Denim will not experience manufacturing problems and/or product delivery delays in the future as a result of, among other things, construction delays, the integration and training of local labor and ramping up production at new facilities.

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

     Possible Fluctuations in Availability and Cost of Raw Materials

     Cotton is the primary raw material used in the production of Novel Denim’s products. In fiscal 2003, approximately 47% of the Company’s direct costs of fabric and approximately 25% of the Company’s direct costs of garments were attributable to the cost of cotton. In fiscal 2003, the Company’s consumption of raw cotton was approximately 15,280 metric tons at a cost of approximately $18.6 million. The availability and consequently the cost of cotton fluctuates as a result of a variety of natural and economic factors. In recent years, the cost of cotton has experienced unusual volatility, which has been reflected in the Company’s gross profit margins.

     In order to diversify its sources of cotton, Novel Denim currently purchases raw cotton from six suppliers. The cotton obtained from these suppliers is grown in various regions of Africa, primarily West and East Africa. Any shortage of cotton or material increase in price could materially and adversely affect the Company’s results of operations.

     Dependence on Key Personnel

     The Company’s ability to maintain its competitive position is largely dependent on the personal efforts and abilities of its senior management, particularly Silas K.F. Chou, Chairman of the Board, K.C. Chao, Chief Executive Officer and President, Alain Rey, Chief Financial Officer, Mei-Ling Liu, Senior Vice President–Operations and Isaacs C.C. Lam, Senior Vice President–Sales and Marketing. Each of K.C. Chao, Alain Rey, Mei-Ling Liu and Isaacs C.C. Lam has an employment contract with the Company. Novel Denim believes that the loss of the services of any of these executives could have a material adverse effect on the Company. The Company does not currently have “key man” insurance with respect to any of these individuals.

     Competition in the Garment and Fabric Businesses

     The denim and chino garment and fabric businesses are highly competitive. In its garment business, Novel Denim faces competition primarily from manufacturers within Europe, the associated countries such as Algeria, Tunisia and Morocco (the “Associated Countries”) and the ACP States and increasing from the Far East and Mexico. In the manufacturing of printed and dyed fabrics in China, the Company faces competition from a number of Far East dyeing and pricing companies who are significantly larger and more diversified than the Company and have substantially greater resources. In addition, the Company requires a longer shipping time than many of its competitors. Management believes that Novel Denim’s ability to compete effectively depends upon its continued ability to offer high-quality garments and fabric at competitive prices.

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

     Exchange Rate Fluctuations Could Cause a Decline in the Company’s Financial Condition and Results of Operations

     As a result of the Company’s international operations, the Company generates a certain portion of its net sales and incurs a certain portion of its expenses in currencies other than the U.S. dollar. To the extent the Company is unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in that currency could have a material adverse effect on the Company’s business. For example, where the Company has significantly more costs than revenues generated in a foreign currency, the Company is subject to risk if that foreign currency appreciates against the U.S. dollar because the appreciation effectively increases the Company’s costs in that location. During fiscal 2003, the Mauritian rupee and South African rand appreciated against the U.S. dollar, thereby increasing the Company’s locally denominated costs, particularly borrowing and labor costs. These increases in costs have reduced the Company’s profit margins and competitiveness in the industries in which the Company operates. A prolonged weakness of the U.S. dollar could materially and adversely affect the Company’s results of operations and prospects. From time to time, as and when the Company determines it is appropriate and advisable to do so, the Company seeks to mitigate the effect of exchange rate fluctuations through the use of forward foreign exchange contracts. Although the Company hedges a portion of its foreign exchange exposure, the Company may not be able to mitigate the effect of fluctuations in the currencies in which it denominates its results of operations. For instance, in fiscal 2003, the Company experienced a loss of approximately $6.5 million compared to a gain of approximately $2.7 million in fiscal 2002 due to exchange rate losses on non- U.S. dollar denominated borrowings. The Company therefore cannot assure you that that it will be successful in these efforts.See Item 5. “Operating and Financial Review and Prospects—Inflation and Exchange Rates.”

     Control by Principal Shareholder; Conflicts of Interest

     As of March 31, 2003, Novel Apparel (BVI) Limited (“Novel Apparel”) owned 56.7% of the outstanding Ordinary Shares of the Company, net of treasury stock, and is able to control the election of the Board of Directors of the Company and approve or disapprove any other matters submitted to the shareholders. In December 1998, Novel Enterprises Limited (“NEL”), a Hong Kong corporation and a wholly owned subsidiary of Westleigh Limited (“Westleigh”), transferred its 80% interest in Novel Apparel to Novel Holdings (BVI) Limited (“NHL”), another wholly-owned subsidiary of Westleigh. Westleigh is privately owned by members of the Chao family, including Messrs. Silas Chou and Ronald Chao and Ms. Susana Chou. The Chao family thereby indirectly controls the Company. In addition, during fiscal 2000, Mr. K.C. Chao individually purchased, through open market transactions, 505,000 Ordinary Shares of the Company. None of the shareholders of the Chao family reside in or is a citizen of the United States. Certain affiliates of NEL produce fabric and garments in the ordinary course for customers in the Far East. While these products do not compete with those of the Company, there can be no assurance that conflicts of interest with respect to business opportunities will not arise in the future or that any such conflicts will be resolved in favor of the Company.

     The Company’s customers include Pepe Jeans Europe B.V. and its affiliates (“Pepe Europe”), Tommy Hilfiger, Tommy Hilfiger Europe B.V. (“Tommy Europe”) which was acquired by Tommy Hilfiger in July 2001, and certain other affiliates of NEL. Mr. Silas K.F. Chou, a member of the Chao family and Chairman of the Board of Directors of the Company, was also Co-Chairman of the Board of Tommy Hilfiger until October 2002 and is a Director of NEL and certain of its affiliates. Certain other officers and directors of the Company are also officers and/or directors of Tommy Hilfiger (until February 2003), Pepe Europe, NEL and certain of its affiliates. See Item 6.

     “Directors, Senior Management and Employees.” In addition, the Chao family has an approximately 11% indirect ownership interest in Pepe Europe.

     If any conflicts of interest between the Company and Pepe Europe or certain other affiliates of NEL arise, such disputes will be resolved by the Company’s independent directors. See Item 7. “Major Shareholders and Related Party Transactions.”

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

     Novel Denim is a world-class, vertically-integrated supplier of high-quality denim and chino garments and fabric and printed and dyed fabrics to the European Community (“EC”) and the United States. The Company was incorporated in 1989 in the British Virgin Islands as an international business company under the International Business Companies Act. The Company initially was a denim fabric manufacturer, and became a vertically-integrated producer of basic and value-added denim garments to complement its fabric production in 1990 with the addition of sewing and finishing facilities. In August 1998, the Company further expanded into the production of chino fabric and garments. In October 2001, the Company further expanded into the production of dyed and printed fabrics through the acquisition of an existing business in Shenhzen, China.

     In response to adverse market conditions, the Company has ceased certain of its operations. In March 2002, the Company terminated its operations in Madagascar due to political instability and ceased producing knitted shirts. The Company transferred a portion of those manufacturing assets to South Africa and Mauritius and incurred charges of $2.8 million and $2.4 million in fiscal 2003 and 2002, respectively, as a result of impairment charges and recorded an inventory provision of nil and $3.8 million in fiscal 2003 and 2002, respectively as a result of write-downs of inventory. In fiscal 2003, the Company experienced production disruptions in Mauritius due to labor disputes which resulted in reduced production efficiencies which together with a Company focus to reduce costs resulted in the Company closing its garment production facility in Coromandel, Mauritius.

     Novel Denim offers a wide range of high-quality basic and value-added garments and fabric in accordance with customer specifications. The Company produces a wide variation of garments, including jeans, chinos, shirts, skirts, shorts and jackets in a variety of styles, colors and finishes, such as overdyed, stonewashed, sandblasted and stretch. The Company also produces an extensive range of different kinds of denim and chino fabrics, including lighter-weight fabrics, fabrics made with alternative weaves and treatments and specialty colors and finishes. Novel Denim’s customers include major manufacturers, retailers and licensees that market under proprietary labels and trademarks.

     The Company’s principal executive offices are located at 1/F Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. Its telephone number is 011-852-2785-5988.

The Company

     The Company’s principal manufacturing facilities are currently located in Mauritius, an island nation located in the southwest Indian Ocean, 1,100 miles east of the African coastline. In May 1998, the Company expanded its sewing production capabilities by opening a new facility adjoining its existing fabric mill and laundry facility in Mauritius. In August 1998, the Company further expanded into South Africa with the acquisition of an existing textile manufacturing facility in Cape Town. See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of Novel Spinners and Novel Weavers.” The Company’s yarn and fabric operations in South Africa serve as a foundation to support the Company’s fabric and garment operations in Mauritius. In October 2001, the Company expanded its manufacturing operations outside of Africa through the acquisition of NDP Holdings Limited (“NDP”). See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of NDP Holdings Limited”. The Company historically has benefited from relatively low labor costs as compared to its competitors in Europe and the Associated Countries. In addition, Mauritius’ laws and regulations relating to its Export Processing Zone (“EPZ”) currently exempt Novel Denim from import duties on raw materials and machinery.

     The Company has benefited from favorable trade relationships between the countries in which it manufactures its products and the United States and EC. Because Mauritius is a member of the Lomé Convention, the Company benefits from quota-free and duty-free access to the EC for its products shipped from Mauritius. During fiscal 2001 the United States passed into law the African Growth and Opportunity Act which provides qualified countries (Mauritius and South Africa qualified in late fiscal 2001) to ship qualified apparel products into the United States on a duty-free and quota-free basis, subject to certain restrictions. See Item 3. “Key Information—Risk Factors—Changes in International Trade Policies Affecting Import Duties and Quotas.” The Company ceased producing knitted garments after closing its operations in Madagascar because these products would be subject to additional import restrictions if manufactured in another location, significantly increasing the costs to produce such goods.

     Since inception, Novel Denim has continued to increase its manufacturing capacity to meet customer demands. The Company increased its production of garments from 1.8 million pieces in fiscal 1994 to 9.8 million pieces in fiscal 2003 and its production of fabric from 7.7 million meters to 31.7 million meters during the same period. In fiscal 2004, the Company expects to evaluate its production capabilities in Mauritius, South Africa and China and is likely to maintain its existing capabilities.

     Historically, the Company’s sales of garments and fabric have grown primarily through the addition of new equipment, which has allowed the Company to expand its production in response to increasing demand from its European and U.S. customers.

Operating Strategies

     The Company’s principal growth strategies are to: (i) utilize its vertically-integrated production to increase flexibility and improve margins and to broaden its product range; (ii) further expand production capacity and reduce costs; (iii) diversify geographically; and (iv) increase sales to existing customers and expand sales to new customers in existing markets.

•	Utilize its Vertically-Integrated Production to Increase Flexibility and Improve Margins and to Broaden its Product Range. The Company’s ability to manufacture a broad range of fabrics that can be sold to third parties or used internally to produce high-quality garments provides the company with flexibility to shift garment production to make those products (whether chino or denim) in higher demand and therefore improve overall margins. The Company expects to continually expand its fabric operations as it gradually expands its garment operations. The Company has expanded its garment operations from 4.7 million garments in fiscal 1997 to 9.8 million garments in fiscal 2003 and its fabric production capabilities from 15.8 million meters to 31.7 million meters during the same periods. The Company has broadened its garment product range from denim in fiscal 1998 to chino garments and fabrics in fiscal 1999. In fiscal 2002, the Company expanded its fabric offering with the addition of printed fabrics and more sophisticated fabric dyeing abilities through the acquisition of NDP, which through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of the People’s Republic of China (“PRC”), near Hong Kong, capable of processing 40 million meters of fabric annually. NDP sells primarily to fabric converters in Hong Kong, Southeast Asia and the PRC for eventual sales into the United States, Europe and Japan. The Company expects to integrate the marketing of these products into its garment operations as well as market NDP’s fabrics to the Company’s existing fabric customers. The Company also believes that NDP could serve as a fabric foundation for the Company to expand its garment manufacturing operations in China. See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of NDP Holdings Limited.” During fiscal 2003, garment sales were comprised of approximately 60% denim, 35% chino and 5% knits. During the same period third party fabric sales were comprised of approximately 29% denim, 22% chino, and 49% printed fabrics.

•	Further Expand Production Capacity and Reduce Costs. In order to reduce its labor costs and benefit from favorable trade relationships with the United States and Europe, the Company has taken a number actions to expand production and enhance its competitiveness. In 1998 the Company expanded its operations into South Africa through the acquisition of an existing fabric spinning facility in Cape Town, South Africa. The Company subsequently expanded this facility to include weaving capabilities and denim fabric dyeing capabilities. The Company commenced garment operations at the end of fiscal 2003. The facility’s location allows the Company to benefit from the close proximity to the Company’s raw cotton sources, Cape Town’s established infrastructure and the area’s relatively low electricity costs. In fiscal 2002, the Company expanded beyond Africa with the acquisition of NDP in China which it expects to serve as a foundation for future fabric and possibly garment expansion within China. China currently benefits from favorable labor costs and quality standards at least as high as Mauritius, however without the favorable trade arrangements that the Company’s African operations have with respect to the EU and the United States. In fiscal 2004, the Company plans to evaluate its production capabilities in China and the Far East, in light of the expected release of quota restrictions expected in 2005.

•	Diversify Geographically. The Company believes that in order to maintain its competitiveness in increasingly difficult global garment and fabric markets, it needs to focus on diversifying its production. The Company plans to develop operations in markets that provide favorable labor or trade relationships with the Company’s customers in the United States and Europe. For example, the Company has already expanded from production solely in Mauritius into South Africa and China.

•	Increase Sales to Existing Customers and Expand Sales to New Customers in Existing Markets. The Company believes there is potential for further growth by expanding sales to existing garment and fabric customers as Novel Denim increases its production and broadens its product range. In particular, the Company believes there is an opportunity to expand its sales to U.S. customers as a result of the African Growth and Opportunity Act. See Item 3. “Key Information—Risk Factors—Changes in International Trade Policies Affecting Import Duties and Quotas.” Although there can be no assurance, the Company believes that sales to such accounts can be increased as its customers benefit from the continuing demand for products. The Company also intends to expand its customer base in its existing markets. The Company believes that this expansion can be accomplished by leveraging its customer portfolio and extensive industry contacts to attract new customers particularly with respect to NDP where the Company is introducing a broader fabric range for its existing customers.

Products

     Novel Denim manufactures denim garments and fabric, chino fabric and garments, Dyed and printed fabrics and from March 2001 until approximately March 2002 produced knitted shirts. Net sales represented by each of the Company’s segments from fiscal 1999 to 2003 are set forth below:

	Fiscal Year Ended March 31,

	1999	2000	2001	2002	2003

	(in thousands)
Garments	$77,197	$81,650	$109,971	$118,460	$81,236
Fabric (including inter-divisional sales)	45,502	48,714	63,308	84,273	92,502
Inter-divisional sales	(24,997)	(25,263)	(35,233)	(44,148)	(28,752)

Total	$97,702	$105,101	$138,046	$158,585	$144,986

     Garments

     In 1990, Novel Denim began manufacturing high-quality denim garments following the addition of sewing and finishing facilities to its existing fabric manufacturing plant. As a result of these additions, the Company established a vertically-integrated facility encompassing all manufacturing processes necessary to convert raw cotton into high-quality garments. In 1998, the Company expanded its product offering with the development of a vertically-integrated chino fabric and garment operation. Vertical integration allows Novel Denim to produce both denim and chino garments cost-effectively because: (i) the quality of the fabric supplied is assured; (ii) less fabric inventory is required; (iii) packaging costs are greatly reduced; and (iv) certain transportation costs are eliminated. This vertically-integrated process also provides the Company with the flexibility to manufacture a variety of garments and fabric according to customers’ specifications and delivery requirements. During fiscal 2003, Novel Denim used approximately 53% of the fabric it produced for the production of garments, as compared with approximately 58% in fiscal 2002 and approximately 53% in fiscal 2001.

     Novel Denim produces a broad and diverse range of garment types including a variety of jeans, chinos, shirts, shorts, skirts and jackets. For fiscal 2003, the Company’s denim, chino and knitted garments represented approximately 60%, 35%, and 5% respectively, of total garment sales. The Company ceased producing knitted garments in fiscal 2003. Among these items, denim jeans are the most popular and accounted for approximately 4.5 million pairs or 48% of the Company’s total garment sales in fiscal 2003. Novel Denim manufactures its jeans in a variety of colors, weights and finishes. The Company’s basic jeans are stonewashed, indigo blue denim, 141/2 ounce, five-pocket jeans that are commonly worn by both teenagers and adults. The remaining 52% of its garment production consisted of value-added chino pants, denim jackets, shirts, shorts and skirts. By varying colors, accessories and finishes, the Company has been able to command higher prices and achieve a higher gross profit margin for these value-added garments.

     Fabric

     Since its inception in 1988, the Company has been a manufacturer of denim fabric and currently produces an extensive range of denim fabrics. Novel Denim’s core denim fabric is an indigo blue 141/2 ounce fabric. In order to take advantage of changing fashion trends, the Company complements its core denim fabric with a variety of other denim fabrics which differ in weight, finish and color. In early fiscal 2002, the Company completed the construction of a new denim dyeing facility within its South African facility to further expand it fabric capacity. In August 1998, the Company expanded its fabric product offering to include chino fabric with the acquisition of an existing textile facility in Cape Town, South Africa, which at the time of the acquisition had only yarn production capabilities. Using the facility as its foundation, the Company added weaving capacity in the new plant as well as in its existing facilities in Mauritius, thereby expanding its total fabric production capacity. In March 1999, the Company completed the construction of a new dyeing and weaving facility in Mauritius to process the raw undyed chino fabric for sale to third parties as well as for the manufacturing of chino garments. During fiscal 2000, in response to the significant reduction in demand for denim fabrics, the Company upgraded certain of its denim weaving equipment to allow for conversion to weaving chino fabrics. In October 2001, the Company significantly increased its fabric production capabilities through the acquisition of NDP, a large fabric printing and dyeing plant in Shenhzen China capable of processing over 30 million meters a year. See Item 7. “Major Shareholders and Related Party Transactions—Acquisition of NDP Holdings Limited.” The Company’s current production capabilities allow for varying the weaving capacity between chino and denim fabrics, thereby increasing the flexibility of the Company’s production abilities. In fiscal 2003, the Company’s fabric production was comprised of approximately 29% denim, 22% chino and 49% printed fabrics. The Company expects to continue to develop its fabric production capabilities to better service its garment operations as well as to provide its third-party fabric customers with high-quality and a broader range of denim and other fabrics.

Customers

     Novel Denim sells its garments to over 50 customers and its fabric to approximately 180 customers. Novel Denim’s major garment customers include The Burton Group plc (“Burton”), The Gap, Mi-Temps and Tommy

Hilfiger. The Company’s major fabric customers are VF Corporation and Jordache International and fabric converters such as Cogimex (France) and China Point (Asia) Limited. In fiscal 2003, approximately 34.7% of the Company’s total sales were to U.S. customers, approximately 24.8% of the Company’s total sales were directly to European customers (primarily in Belgium, France, The Netherlands and the United Kingdom), approximately 18.7% of total sales were to customers in African countries for further conversion and sale to Europe and approximately 21.8% of total sales were to customers in other countries including those in Asia. For the same period, the Company’s top three customers, Tommy Hilfiger, The Gap and Mi-Temps, accounted for approximately 26.2% of its total sales. During the past two fiscal years, The Gap and Tommy Hilfiger each accounted for more than 10% of the Company’s total sales. The Gap, accounted for approximately 7.7% and 31% of the Company’s total sales in fiscal 2003 and fiscal 2002, respectively, and Tommy Hilfiger accounted for approximately 11.4% of the Company’s total sales in fiscal 2003 compared to approximately 15% in fiscal 2002.

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

Marketing and Sales; Distribution

     The Company sells its products primarily in the United States, Belgium, France, Germany, The Netherlands and the United Kingdom to well-known designers of denim and chino garments, popular retailers of fashionable denim and chino garments as well as to other manufacturers. Novel Denim’s sales and marketing staff of 130 individuals is divided into garment and fabric groups, with 90 individuals specializing in garments and 40 individuals specializing in fabric. These two teams are responsible for: (i) soliciting and obtaining purchase orders from customers; (ii) translating customer specifications into guidelines for the production of high-quality products; (iii) in the case of garments, purchasing accessories; and (iv) arranging for shipment. The Company’s sales group operates from Hong Kong, Mauritius, Macau and London. Novel Denim’s fabric sales team coordinates all of the Company’s fabric sales from Mauritius.

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

     Novel Denim distributes its products to its customers directly from its manufacturing facilities in Mauritius and South Africa, primarily by sea. The time required for the Company to manufacture a customer’s order is approximately 45 days. In addition, the Company requires approximately one month to ship its products to its customers. Although Novel Denim has a longer shipping time than many of its competitors, this has not had an adverse effect on the Company’s sales because denim and chino garments are typically worn year-round and, as a result, customers typically order garments six months in advance.

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

     Production and capital expenditures from fiscal 1999 to fiscal 2003 are set forth below:

	Fiscal Year Ended March 31,

	1999	2000	2001	2002	2003

Garment Products (thousands of pieces)	7,708	8,711	12,395	15,391	9,776
Fabric (thousands of meters)	15,228	19,190	24,716	49,184	61,676
Capital Expenditures (thousands of dollars)
Garments	$6,925	$3,844	$10,824	$3,755	$2,536
Fabric	16,959	6,313	5,462	7,228	8,146

Total	$23,884	$10,157	$16,286	$10,983	$10,682

     In February 2002, the Company announced that it was experiencing significant production disruptions at its Madagascar plants due to events following the country’s disputed presidential elections. For fiscal year 2002, the Company shipped approximately 5.1 million garments from Madagascar representing 36% of total garments and 28% of total sales. As a result of the operational instability caused by these events, the Company announced the closure of these facilities, the ceasing of production of knitted shirts, and the transfer of assets to its existing operations in Mauritius and South Africa. In fiscal 2002, , the Company took an impairment charge of $2.4 million, wrote-down inventories and provided for redundancy costs. In fiscal the Company transferred a portion of those assets to its other facilities in Mauritius and South Africa and wrote-down those and other assets not utilized by the amount of $2.8 million.

     During fiscal 2002, the Company invested to expand its fabric production capabilities in South Africa and China following the acquisition of NDP in October 2001 as well as upgraded its existing capabilities. In South Africa, the Company completed the construction of a new denim fabric dyeing facility providing it the capabilities to dye and finish over 6 million meters of fabric a year. In addition, the Company began construction of a modern garment manufacturing facility adjacent to its existing fabric operations in Cape Town. The facility, which opened late in fiscal 2003, has capacity to produce over 250,000 garments a month for export primarily to the U.S. The Company is currently working to improve production efficiencies towards capacity, but is producing less than 50% of capacity due to inefficiencies, For additional information see Item 5. “Operating and Financial Review And Prospects—Liquidity and Capital Resources.”

     Geographic breakdown of sales by location from fiscal 2001 to fiscal 2003 is set forth below:

	Fiscal Year Ended March 31,

	2001	2002	2003

U.S.
Garments	$56,127	$78,679	$49,405
Fabric	65	1,725	860

Total	$56,192	$80,404	$50,265

Europe
Garments	$49,521	$37,043	$30,085
Fabric	1,531	6,784	5,851

Total	$51,052	$43,827	$35,936

Asia
Garments	$1,322	$512	$292
Fabric	1,973	14,803	29,895

Total	$3,295	$15,315	$30,187

Other
Garments	$3,001	$2,226	$1,454
Fabric	24,506	16,813	27,144

Total	$27,507	$19,039	$28,598

Total
Garments	$109,971	$118,460	$81,236
Fabric	28,075	40,125	63,750

Total	$138,046	$158,585	$144,986

Quality Control

     Novel Denim’s quality control team has adopted strict standards at each stage of garment and fabric production to ensure the quality of its products. The Company monitors the quality of its products throughout the manufacturing process beginning with the raw cotton fiber and ending with the final garment. In its garment manufacturing facilities, a quality control team consisting of 80 members, under the leadership of an operations director and manager, inspects a sample of the garment production on a daily basis. Novel Denim employs a quality control staff of 21 people in its fabric manufacturing facilities. The Company tests the quality of the raw cotton it purchases and also tests intermediate yarn products along the spinning process to ensure strong, high-quality spun yarn. As a result, the Company has not experienced any significant quality claims from its customers.

Raw Materials

     Cotton is the primary raw material used in the production of Novel Denim’s products. In fiscal 2003, approximately 47% of the Company’s direct costs of fabric and approximately 25% of the Company’s direct costs of garments were attributable to the cost of cotton. In fiscal 2003, the Company’s consumption of raw cotton was approximately 15,280 metric tons at a cost of approximately $18.6 million. The availability and consequently the cost of cotton fluctuates as a result of a variety of natural and economic factors. In recent years, the cost of cotton has experienced unusual volatility, which has been reflected in the Company’s gross profit margins.

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

Management Information Systems

     The Company has invested in computer hardware, systems applications and software to: (i) enhance the speed and efficiency of its garment design and manufacturing and its denim fabric production; (ii) support the sale and distribution of denim products to its customers; and (iii) improve the integration and efficiency of its Mauritius, South African and Hong Kong operations. Currently, the Company has compiled a database of its production data ranging from raw cotton quality checks to garment washing processes, as well as spare parts and warehouse inventory figures. The Company’s computer network facilitates quick, secure and accurate data transfer and communications. The Company’s production control system is comparable to that of other denim garment and fabric manufacturers. However, because the Company recognizes that expansion and increased production may burden its current system, it intends to continue to invest in existing and new systems in conjunction with its increased production and expansion.

Research and Development

     The Company employs a team of 16 people in its research and development (“R&D”) department. Members of the Company’s R&D team are highly skilled and experienced. Their primary functions are to research and review production programs and processing methods to meet increasingly stringent customer demands while maintaining the Company’s high quality standards. As a result of the efforts of its R&D team, Novel Denim has been able to replicate and refine special dyeing and spinning techniques requested by its customers, such as overdyeing and the ring spun process. Ultimately their work leads to the development of new fabrics.

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

Competition

     The garment and fabric businesses are highly competitive. In its garment business, Novel Denim faces competition primarily from manufacturers within Europe, the Associated Countries and the ACP States and more recently Mexico and the Far East for U.S. customers. In the manufacturing of fabric, Novel Denim faces competition from manufacturers in Europe and the Associated Countries. In the manufacturing of printed and dyed fabrics in China, the Company faces competition from numerous dyeing and printing companies in Asia. Some of the Company’s fabric competitors are significantly larger and more diversified than the Company and have substantially greater resources. The major competitive factors among manufacturers of products include price, quality and flexibility, product styling and differentiation and customer service, with the significance of each factor depending upon the particular needs of the customer and the product involved.

     Novel Denim competes primarily on the basis of quality, price, flexibility and service. By manufacturing garments in Mauritius and South Africa (fiscal 2003) which have relatively low labor costs, the Company maintains a comparative cost advantage over its competitors who manufacture in Europe and the Associated Countries and, as a result, can provide its products at attractive prices. In addition, Mauritius’s EPZ currently exempts Novel Denim from import duties on raw materials and machinery. Because Mauritius is a member of the Lomé Convention, Novel Denim also benefits from quota-free and duty-free access for its products to the EC. Compared to its competitors who manufacture in Lomé Convention countries, management believes the Company offers high-quality products at competitive prices. Similarly, Mauritius and South Africa are approved to benefit from the U.S. African Growth and Opportunity Act. The Company’s vertically-integrated garments operation permits it to produce its garments from its own fabric, thereby maximizing margins, reducing transportation costs and enabling it to monitor quality. The Company, however, requires a longer shipping time than many of its competitors. See Item 3. “Key Information—Risk Factors— Changes in International Trade Policies Affecting Import Duties and Quotas.”

Backlog

     Novel Denim’s garment customers generally submit their preliminary indications of potential order quantity three to six months in advance. The orders are then confirmed by the customers three to four months prior to the beginning of the manufacturing process by specifying colors, styles and sizes. Because of this order time lag, the Company can assess accurately its garment production capacity on a monthly basis to satisfy its customers’ requirements. The Company’s backlog in garments as of March 31, 2002 and March 31, 2003 was 6.0 million and 4.4 million pieces, respectively. Because the fabric business is a commodity type business, the Company does not have significant backlog in fabric.

Properties

     The principal executive offices of Novel Denim are located at 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. The general location, use and approximate size of the Company’s principal properties are set forth below. All properties are leased except where otherwise specified.

		Approximate Area
Location	Use	in Square Feet

Hong Kong	Executive office(1)	14,500
Port Louis, Mauritius	Executive office	12,800
Ile d’Ambre, Mauritius	Fabric factory(1,2), laundry(1), sewing factory	636,000
Coromandel, Mauritius	Laundry	15,000
Montagne Longue, Mauritius	Sewing factory	70,000
Grand Bois, Mauritius	Sewing factory	50,000
St. Felix, Mauritius	Laundry, sewing factory	165,000
Cape Town, South Africa	Fabric, laundry and sewing factory(3)	305,000
Shenhzen, China	Fabric factory and executive offices(4)	550,000

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

Organization Structure

     The following is a list of all of Novel Denim’s significant subsidiaries as of March 31, 2003, including the name, country of incorporation or residence and of ownership interest and voting power held.

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

     Cotton is the single largest component of the Company’s cost of goods sold. The Company enters into purchase contracts with its cotton suppliers six to eight months in advance of delivery to provide for a continuous supply of cotton and to limit the effect of short-term fluctuations in cotton prices. In fiscal 2001, 2002 and 2003, cotton costs were more in line with current market values. As of March 31, 2003, the Company had outstanding contractual commitments to purchase cotton inventory of $8.3 million of which the contract unit price was lower than the spot price at year end date.

     Another component of the Company’s cost of goods sold is labor costs, which are primarily denominated in Mauritian rupees. As a result of near full-employment in Mauritius over the last several years, general wage rates have been subject to upward pressures. Labor costs historically have not had a significant effect on the Company’s results of operations because of the devaluation of the rupee against the U.S. dollar (which declined over 50% between March 1992 and March 2002 although offset by the appreciation of the Mauritian rupee against the U.S. dollar by 11.6% in fiscal 2003). In addition, the Company’s operations in Mauritius were adversely affected by a labor dispute which increased labor costs for the Company during fiscal 2003.

     Management believes that in a relatively stable cotton price environment, the steady increase in higher margin garment production, coupled with reduced labor costs and a continued commitment to increasing efficiency, should result in relatively stable gross margins for the Company in a price competitive environment.

Results of Operations

     The following table sets forth, for the periods indicated, the percentage relationship to net sales of selected items as summarized from the Company’s Consolidated Financial Statements:

	Fiscal Year Ended March 31,

	2001	2002	2003

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	77.8	83.4	91.0

Gross profit	22.1	16.6	9.0
Other revenues	.3	.5	1.0
Selling, general and administrative expenses	11.0	11.8	21.9
Impairment loss	—	1.5	1.9
Other expenses	.4	—	0.8

Operating income/(loss)	11.0	3.8	(14.6)
Interest expense, net	2.3	2.5	3.0
Minority interest	—	—	—
Taxation	—	.2	0.5
Cumulative effect of accounting change	—	.2	—

Net income/(loss)	8.7%	1.3%	(18.1)%

     Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Net sales decreased 8.6% to $145.0 million in fiscal 2003 from $158.6 million in fiscal 2002. Net sales in the garment division were $81.2 million in fiscal 2003 compared to $118.5 million in fiscal 2002, a decrease of 31.4%. The reduction in garment sales was the net result of decreased production capacity following the closure of the Company’s Madagascar operations as well reductions in Mauritius, slightly offset by a small increase in the average garment selling price. The garment division sold 9.8 million pieces in fiscal 2003 as compared to 15.4 million pieces in fiscal 2002, a decrease of 36.5%. Net sales in the fabric division (including inter-divisional sales) increased 9.8% to $92.5 million in fiscal 2003 from $84.3 million in fiscal 2002, primarily due to an increase in production capacity after the acquisition of a dyeing and printing company in China in October 2001. The fabric division sold 45.5 million meters of fabric in fiscal 2003 as compared to 32.0 million meters in fiscal 2002, an increase of 42%. Third party fabric sales were $63.8 million in fiscal 2003 compared to $40.1 million in fiscal 2002, an increase of 59.1%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of a dyeing and printing company in China in October 2001.

     Gross profit decreased 50.7% to $13.0 million in fiscal 2003 from $26.4 million in fiscal 2002. Gross profit as a percentage of net sales decreased to 9.0% in fiscal 2003 from 16.6% in fiscal 2002. This decrease in gross profit margin was primarily due to the decreased production efficiencies in garment production resulting from the labor dispute in late March 2002 and more competitive market conditions.

     Other revenues increased to $1.5 million in fiscal 2003 from $0.8 million in fiscal 2002. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, a government grant received in South Africa and a recognized gain on financial instruments, relating to the Company’s de-designated currency contracts for sales in non-U.S. denominated currencies.

     Selling, general and administrative expenses as a percentage of net sales increased to 21.9% in fiscal 2003 compared to 11.8% in fiscal 2002. Selling, general and administrative expenses increased 69% to $31.6 million in fiscal 2003 from $18.7 million in fiscal 2002. The increases were mainly related to the newly acquired operations in China and increases in selling and marketing expenses associated with the increase in sales, together with the exchange loss from borrowings denominated in Mauritius rupees and South African rand amounting to approximately $6.5 million in fiscal 2003 compared to a gain of approximately $2.7 million in the fiscal 2002.

     Impairment losses amounting to $2.8 million in fiscal 2003 compared to $2.4 million in fiscal 2002. Impairment losses for 2003 and 2002 mainly represent a partial write off of fixed assets in Madagascar related to the closure of the Madagascar operations.

     Other expenses of $1.2 million in fiscal 2003 mainly represented start-up costs associated with the plant expansion in South Africa.

     Operating loss of $21.2 million in fiscal 2003 compared to operating income of $6.1 million in fiscal 2002. Operating (loss)/income as a percentage of net sales decreased to (14.6)% in fiscal 2003 from 3.8% in fiscal 2002, primarily as a result of the decrease in gross profit margin and the increase in exchange losses. In the garment division, the Company reported an operating loss of $19.6 million in fiscal 2003 compared to an operating loss of $7.8 million in fiscal 2002. Operating loss as a percentage of net sales for the garment division decreased to (24.2)% in fiscal 2003 from (6.6)% in fiscal 2002, primarily due to production disruptions in Madagascar and Mauritius and continued pricing pressure. In the fabric division, the Company reported an operating loss of $1.6 million in fiscal 2003 as compared with an operating income of $13.3 million in fiscal 2002, primarily due to production disruptions in Mauritius and continued pricing pressure. Operating (loss)/income as a percentage of net sales for the fabric division decreased to (1.7)% in fiscal 2003 from 15.8% in fiscal 2002.

     Interest expense, net in fiscal 2003 increased 9.0% to $4.3 million from $4.0 million in fiscal 2002, primarily due to the increase in working capital required to operate the Company’s expanding operations and the borrowings associated with the acquisition of NDP. Interest expense, net as a percentage of net sales increased to 3.0% in fiscal 2003 from 2.5% in fiscal 2002.

     Cumulative effect of accounting change amounting to $308,000 in fiscal 2002 was the cumulative gain resulting from the adoption on April 1, 2001 of Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities which contributes $0.03 in both basic and diluted earnings per share in fiscal 2002.

     Net loss decreased to $26.2 million in fiscal 2003 compared with net income of $2.1 million in fiscal 2002. Such decrease was primarily attributable to lower operating income and an increase in interest expense as described above.

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

     Other expenses of $589,000 in fiscal 2001 represented start-up costs associated with the plant expansion in Madagascar.

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

Liquidity and Capital Resources

In fiscal 2003, the Company’s primary funding requirements related to the financing of capital expenditure and working capital (principally the purchase of raw cotton and the financing of receivables). The Company’s current sources of liquidity are cash on hand, cash from operations and available credit. The Company believes that its available capital resources and banking facilities are sufficient for the Company’s present requirements.

     As of March 31, 2003, the Company had approximately $6.0 million of cash and cash equivalents compared to $13.0 million at March 31, 2002. This decrease was the net effect of an increase in cash provided by operating activities, partially offset by a reduction in cash provided by investing and financing activities.

     Net cash from operating activities in fiscal 2003 was $13.4 million. This amount was the net result of a decrease in working capital, partially offset by the net loss. The decrease in working capital was principally due to a lower inventory level and a decrease in accounts receivable. Inventory decreased 18.5% to $41.5 million at March 31, 2003 from $50.9 million at March 31, 2002, primarily as a result of the decrease in the Company’s raw material inventory. Accounts receivable decreased 29.7% to $17.5 million at March 31, 2003 from $24.8 million at March 31, 2002, primarily as a result of the decrease in turnover.

     The Company maintains working capital, overdraft and other short-term facilities with various commercial banks in Mauritius, Madagascar, South Africa and Hong Kong. Credit facilities available under such arrangements totaled $79.6 million and $71.3 million as of March 31, 2003 and 2002, respectively. These facilities bear interest at rates based on the respective Mauritius, Madagascar and South African base rates, the Hong Kong prime rate and lending rates available on other non-U.S. dollar currencies and ranged from 1.7% to 17.0% in fiscal 2003. The weighted average interest rate for the Company’s short-term borrowings at and for the fiscal year ended March 31, 2003 was 4.85% and 5.63% respectively.

     The short-term credit facilities available in Mauritius require one of the Company’s subsidiaries in Mauritius to maintain a certain maximum debt/equity ratio. The Company was in compliance with this covenant as of March 31, 2003. In addition, these short-term facilities are secured by the assets of the Company’s Mauritius subsidiaries.

     In connection with the acquisition of NDP in October 2001, the Company incurred long-term loans to partially fund the acquisition. As of March 31, 2003, the Company had $12.6 million of long-term debt comprised of three notes. The first note is for $9 million with no payment during the first year and then quarterly payment during the next 4 years. The second note is for approximately 50 million Mauritian rupees (approximately $1.8 million) with equal monthly payment during the loan period of 5 years. The third note is for $3.5 million with equal monthly payment during the loan period of 5 years. During fiscal 2003 the Company also repaid approximately $5.9 million in long-term debt.

     Capital expenditures, primarily for construction of industrial buildings, purchases of equipment, machinery and leasehold improvements, were approximately $10.7 million in fiscal 2003. Capital expenditures in fiscal 2003 were financed principally through operating cash flows of the Company and short-term borrowings. The Company intends to incur capital expenditure of approximately $3.1 million in fiscal 2004, primarily to upgrade its dyeing and weaving facilities in the fabric division and to expand the garment division with a new garment facility in Cape Town, South Africa. Management expects these future capital expenditure will be financed by internally generated funds and available credit facilities. Funds may also be required to finance the Company’s share repurchase program, announced June 5, 2000, in which the Board of Directors authorized the repurchase of up to $5 million of its outstanding shares in the open market from time to time. On November 4, 2002, the Board of Directors authorized an increase in the share repurchase plan from $5 million to $10 million. Since the inception of the share repurchase program through March 31, 2003 the Company has repurchased 1,553,391 shares at an aggregate cost of approximately $7.0 million. During fiscal 2003, the Company repurchased 1,113,091 Ordinary Shares from open market amounting to approximately $3.7 million.

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

     The Company conducts much of its business in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company entered forward foreign exchange contracts to hedge approximately 70% of its foreign currency denominated firm commitments for fiscal 2003, primarily consisting of sales to customers invoiced in currencies other than the U.S. dollar. Forward foreign exchange contracts as of March 31, 2003 generally had maturities of less than five months and related to major European currencies. Counterparties to the transactions are typically large international financial institutions.

Critical Accounting Policies

     The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, inventories, property, plant and equipment, forward foreign exchange contracts, income taxes, financing operations, claims, impairment cost, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Revenue recognition The Company recognizes revenue when the goods are shipped and title passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is probable. Revenue is recognized net of an allowance for estimated returns, discounts and incentives when the sale is recorded.

The Company recognizes allowances for estimated returns, discounts and incentives when the sale is recorded. Actual allowances may differ from estimates due primarily to changes in sales volume based on consumer demand. Actual allowances have not materially differed from estimates.

     Inventories. Stocks and work in progress are stated at the lower of cost or net realizable value. Cost, calculated on a weighted average basis, comprises the cost of raw materials, direct labor and an appropriate portion of production overhead. The Company continually reviews the value of its inventories and makes adjustments when it believes the likely realizable value is below cost. The amount of any write-down of inventories are recognized as an expense in the period the write-down or loss occurs. The Company continually evaluates its inventories by assessing slow moving current products. Net realizable value of non-current inventory is estimated based on historical sales trends for this category of inventory of the Company’s individual product lines, the impact on market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. Estimates of realizable value may differ from actual results.

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

     Property, plant and equipment. The carrying value of property, plant and equipment is impacted by a number of policy elections made by the Company, including impairment charges, estimated useful lives and residual values. Property, plant and equipment is stated at cost or at management’s estimate of fair market value if considered impaired under the provisions of SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”

less accumulated depreciation. Long-lived assets are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value. The Company estimates fair value based on the best information available. The Company calculates the estimated useful lives of assets based on industry practice and determines its ability to fully utilize these assets. Depreciation of property, plant and equipment is calculated to write off the cost of individual assets in equal annual installments over their estimated useful lives which range from 3 1/3 to 50 years.

     Forward Foreign Exchange Contracts. The Company conducts certain transactions in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company enters into forward foreign exchange contracts to hedge certain foreign currency denominated firm commitments, primarily sales to customers invoiced in currencies other than the U.S. dollar. The primary purpose of the Company’s foreign currency hedging activities is to manage the volatility associated with foreign currency revenues and the other assets and liabilities created in the normal course of business. The Company does not hold or issue financial instruments for trading purposes. On April 1, 2001, the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. Under SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualifies as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

     Income Taxes. As part of the process of preparing the Company’s consolidated financial statements, management is required to estimate the income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company records a valuation allowance to reflect the estimated amount of deferred tax assets which more likely than not, will not be realized. The resulting deferred tax assets and liabilities are included within the Company’s consolidated balance sheet. Estimates may differ from actual results.

Inflation and Exchange Rates

     Local expenses incurred in Mauritius mainly relate to wages, salaries and short-term borrowings. Wage rates are reviewed on a yearly basis to take account of inflation and other price increases. Wage rate increases in fiscal year 2003 were approximately 6.5%. In addition, the Mauritian Rupee appreciated 11.6% against the U.S. dollar during fiscal 2003.

     Local expenses incurred in South Africa mainly relate to local borrowings, the purchase of raw materials, electricity costs and wages and salaries. During fiscal 2003, the South African rand appreciated approximately 29.3% against the U.S. dollar.

     Local expenses incurred in China mainly relate to local borrowings, the purchase of raw materials, electricity costs and wages and salaries. During fiscal 2003, the Chinese yuan held constant against the U.S. dollar. Wage rate increases in the Shenzhen region in fiscal year 2003 were approximately 8.0%.

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

Taxation

     The Company operates in four jurisdictions where it is subject to profits taxes; namely Mauritius, South Africa, China and Hong Kong. The Company became subject to tax in Mauritius effective April 1, 2000. No tax charge has been recorded during the year ended March 31, 2003, in respect of the Mauritian operations, as the Company had sufficient tax losses carried forward to off-set taxable profits.

     The Company’s subsidiaries incorporated in South Africa are subject to tax at a rate of 30%. During the year ended March 31, 2003, the Company’s South African subsidiaries had taxable income and a provision amounting to $128,762 has been provided in the financial statements. During the year ended March 31, 2003, a deferred tax provision amounting to $434,606 has been provided in the financial statements in respect of temporary differences within the South African subsidiaries.

     The Company’s subsidiaries incorporated in Hong Kong are subject to tax at a rate of 16%. During the year ended March 31, 2003, the Company’s Hong Kong subsidiaries had taxable income and a provision amounting to $31,666 has been provided in the financial statements.

     The Company’s subsidiary incorporated in China, is subject to tax at a rate of 15%. During the year ended March 31, 2003, the Company’s China subsidiary had taxation income and a provision amounting to $158,097 has been provided in the financial statements.

Closure of Madagascar Operations

     Following a strategic review of the Company’s operations in Madagascar, the Company announced on March 28, 2002 its intention to close its Madagascar operations after more than three months of significant political and social unrest in the country and severe disruptions to the business caused by national strikes, road and port blockages and fuel shortages. As a result, in fiscal 2002, the Company recorded an impairment charge to its fixed assets totaling $2.4 million reflecting a write-down in the value of equipment relating to its knitwear business as well as the write-off of other equipment and tools, leasehold improvement and furniture and fixtures. For the woven and laundry machinery and computer equipment, in fiscal 2002 no provision has been made based on the Company’s expectation and assumption that the machinery and equipment can be successfully relocated. In fiscal 2003, only part of these assets were successfully relocated and utilized by the Company’s South African operation. The management has impaired those assets not utilized by a further $2.8 million. In addition, during fiscal 2002, the Company made a provision for inventories of $3.8 million and redundancy costs of $0.4 million which were paid in April 2002.

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

Recently Issued Accounting Standards

     The Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” dated June 2001. SFAS No. 143 changes the way companies recognize and measure retirement obligations that are legal obligations and result from the acquisition, construction, development, or normal operation of a long-lived asset. The Company will adopt the provisions of SFAS No. 143 on the first day of fiscal year 2004. The Company does not believe that the adoption of SFAS No. 143 will have a material impact on its financial position or results of operations.

     In October 2001, the Board issued SFAS No. 144 which requires that those long-lived assets to be sold be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continued operations or in discontinued operations. Under this statement, discontinued operations will no longer be measured at net realizable value or include amounts for operating leases that have not yet occurred. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the Company’s financial position or results of operations.

     The FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” dated April 2002. SFAS No. 145 states that gains and losses from extinguishment of debt that do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” should not be classified as extraordinary items. Accordingly, SFAS No. 145 rescinds SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 is effective for the Company on the first day of fiscal year 2004. The Company does not believe SFAS No. 145 will have a material impact on its financial position or results of operations.

     The FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” dated June 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. In summary, SFAS No. 146 requires that the liability and cost shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for one-time termination benefits that meet certain requirements. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a material impact on its financial position or results of operations.

     The FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” in November 2002. This interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual period ending after December 15, 2002. The Company does not anticipate the Interpretation will have a material impact on its consolidated financial statements.

     The FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” in January 2003. This interpretation clarifies the application of Accounting Research Bulletin No. 51 (“ARB 51”), “Consolidated Financial Statements”, and requires companies to evaluate variable interest entities for specific characteristics to determine whether additional consolidation and disclosure requirements apply. This interpretation is immediately applicable for variable interest entities created after January 31, 2003, and applies to fiscal periods beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. This interpretation also requires extensive disclosures, including disclosure that are applicable to December 31, 2002 financial statements. The Company does not expect that the adoption of this interpretation will have any material impact on its financial position or results of operations because the Company has no variable interest entities.

     The FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” dated December 2002. SFAS 148 provides alternative methods for a transition to the fair value method of accounting for stock based compensation. The statement also amends the disclosure provision of SFAS No. 123. “Accounting for Stock Based Compensation” by requiring disclosure in the summary of significant accounting policies of the entity’s accounting policy, and additional disclosure of the impact on net income of the Company’s existing method and fair value method of accounting for stock based compensation. While the Company has not elected to adopt the transition provisions and use the fair value accounting for its stock based compensation, it has complied with the new disclosure requirements under SFAS No. 148. As adopted, this statement does not have any impact on the Company’s results of operations or financial position.

     The FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” dated June 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. Management does not expect that the adoption of SFAS No. 149 will have a material effect on Company’s financial position or results of operations.

     The FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” dated June 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management does not expect that the adoption of SFAS No. 150 will have a material effect on Company’s financial position or results of operations.

Trend Information

          Since the end of fiscal 2003 when production difficulties were encountered, the Company’s operations and cash flow have improved, as the Company increased garment production efficiencies, despite the closure of the Coromandel garment factory in Mauritius at the end of fiscal 2003. Operating costs were reduced in Mauritius, Hong Kong and South Africa. In addition, the Company has seen continued volatility of the Mauritian rupee and South African rand since March 2003.

     The Company’s key strategic focus is the evaluation of the likely impact of the abolition of textile quotas under the Multi-Fiber Arrangement, as from January 2005. Given the addition of the Republic of China as a member of the WTO, the Company anticipates increasing competitive pressure from the phasing out of import quota into the EU and the United States from China in 2005. The Company expects to announce its plan to remain a leading competitive textile and garment supplier within fiscal 2004.

     Customer development continues to be a primary focus of the Company particularly as the Company concentrates on maintaining its long-standing customer relationships and further developing new customers particularly in the U.S. The Company expects to improve production efficiencies in its new garment operations in South Africa. In addition, the Company expects to continue to develop its fabric business and plans to further increase sales from its NDP operations. Given the continued difficulties within the global apparel market due to the overall consumer market, increasing supply and shorter product cycles, it is difficult to determine what impact a weakening global economy will have on the Company’s results.

     As of March 31, 2003, the Company had a garment order backlog of approximately 4.4 million pieces, representing approximately six months of garment production. The shorter backlog, compared to prior years, is reflective of the Company’s production adjustments in both Madagascar and Mauritius. Order backlog includes both specific orders as well as production bookings.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company are:

			Year in Which
			Current Director
Name	Age	Position	Term Expires

Silas K.F. Chou	57	Director, Chairman of the Board	2004
K.C. Chao	54	Director, Chief Executive Officer and President	2005
Alain Rey	43	Director, Chief Financial Officer and	2004
		Senior Vice President—Finance
Lester M.Y. Ma	56	Director and Treasurer	2003
Mei-Ling Liu	56	Senior Vice President—Operations	NA
Isaacs C.C. Lam	44	Senior Vice President—Sales and Marketing	NA
Ronald K.Y. Chao	64	Director	2003
Susana Chou	61	Director	2005
Noel Jervis	58	Director	2004
Leavitt B. Ahrens, Jr.	59	Director	2003
Lawrence T.S. Lok	46	Secretary	NA

     Silas K.F. Chou—Mr. Chou is a founder of the Company and has been the Company’s Chairman of the Board since 1996 and a Director since 1990. In 1996, Mr. Chou was Managing Director of NEL from 1996 to 2002 and currently serves as a Director. In addition, from 1992 until October 2002, Mr. Chou was Chairman of the Board of

Directors of Tommy Hilfiger, an apparel company listed on the New York Stock Exchange. In addition, Mr. Chou was Chairman of the Board of Pepe Jeans London Corporation and its predecessors from 1992 to 1998. Mr. Chou devotes a significant portion of his time to matters other than those relating to the Company, including those relating to NEL and its affiliates, Pepe Europe and A&G Group and Michael Kors Corporation.

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

     Lester M.Y. Ma—Mr. Ma has been a Director of the Company since 1992 and the Treasurer of the Company since 1997. From 1992 to 2003 he served as a director of Tommy Hilfiger. Mr. Ma has also served as an Executive Director and Group Chief Accountant of NEL for more than five years.

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

     Ronald K.Y. Chao—Mr. Chao was a Director of the Company from 1989 to 1990 and from 1997 to present. From 1992 to 2003 he served as a director of Tommy Hilfiger. In 1996, Mr. Chao resigned as Managing Director of NEL, a position he held for more than five years prior thereto, and was appointed as Vice Chairman of NEL.

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

     Noel Jervis—Mr. Jervis has been a Director of the Company since 1997. From 1993 to 1996, he served as the Chief Executive Officer of Courtaulds Textiles plc (“Courtaulds”), Europe’s second largest textile manufacturer. For more than 25 years prior thereto, Mr. Jervis held various senior finance positions at Courtaulds, followed by an appointment as Chairman of its International Fabrics Group from 1988 to 1993. Mr. Jervis also serves as Chairman of Interfloor Group Ltd, Europe’s largest manufacturer of carpet underlays, specialist rubber flooring and carpet fitting accessories, Chairman of Sherwood Group plc, a UK based and quoted textiles and clothing company and Chairman of the Music Group Ltd. a manufacturer and distributor of internationally renowned branded musical instruments.

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

     Messrs. Silas K.F. Chou, K.C. Chao, Ronald K.Y. Chao and Ms. Susana Chou are siblings.

Compensation

     In fiscal 2003, the aggregate salary and bonus compensation paid by the Company and its subsidiaries to all directors and officers of the Company as a group (8 persons) for services in all capacities was $1,177,403, including nil pursuant to an informal bonus arrangement. Under the informal bonus arrangement, the Company distributes up to 5% of Novel Denim’s income before bonuses and minority interests each year as bonuses to executive officers and employees. In addition, under a deferred employee benefit plan, the aggregate amount accrued in fiscal 2003 by the Company for all of Novel Denim’s directors and officers for long service benefits, which the Company is obligated by statute to provide, was $43,267.

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

     The employment agreement with Mr. Lam provides for his employment as Vice President of Novel Denim and General Merchandising Manager of the Company’s garment division. The term of his employment agreement is until March 31, 2004.

     Each of the employment agreements provides that if the executive terminates his or her employment with the Company, other than at the end of the employment term or for “good reason” (as defined in the agreements), the executive may not compete with the Company for a period of one year thereafter.

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

Employees

     As of March 31, 2003, Novel Denim had approximately 7,700 full-time employees compared to 14,300 at March 31, 2002 and 10,900 at March 31, 2001. The reduction between 2003 and 2002, was associated with the closure of the Company’s Madagascar operations and the reduction in garment production in Mauritius. Approximately 73% are located in Mauritius, 19% South Africa, 7% China and 1% in other regions including Hong Kong. Because Mauritius is near full employment, the country permits the importation of foreign labor. Approximately 25% of the Company’s work force in Mauritius now consists of skilled workers from China. These non-Mauritian workers have three-year employment contracts with the Company and are paid the same wages as Novel Denim’s Mauritian labor force. In addition, Novel Denim has recruited highly educated engineers and technicians from Hong Kong and Europe. With the exception of approximately 1,200 employees in South Africa, none of the Company’s employees is a member of a union and the Company provides its workers with a clean and modern working environment as well as job training. In fiscal 2003, Novel Denim’s employee turnover rate was less than 5% for its local workers and de minimus for workers recruited from outside Mauritius. The Company seeks to maintain excellent relations with its employees.

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

     As of August 31, 2003, Novel Denim’s directors and executive officers, in the aggregate, held options under its stock option plans to purchase up to 326,000 Ordinary Shares. 304,000 of these, which were granted under the Employee Plan (defined herein), have an average exercise price of $11.43 and will expire 10 years from the date of grant. 22,000 of these, which were granted under the Non-Employee Director Plan (defined herein), have an average exercise price of $14.84 and will expire 10 years from the date of grant.

Stock Option Plans

     Employee Plan

     In August 1997, the Company adopted a stock incentive plan (the “Employee Plan”) authorizing the issuance of an aggregate of up to 450,000 Ordinary Shares to directors, officers and employees of the Company and its subsidiaries. In September 1999, the Company amended the Employee Plan to increase the number of Ordinary Shares authorized for issuance thereunder to 900,000. Messrs. Silas K.F. Chou, K.C. Chao, Ronald K.Y. Chao and Ms. Susana Chou are not eligible for grants under the Employee Plan.

     The Employee Plan is administered by the Compensation Committee of the Board of Directors of the Company. The Compensation Committee determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms and conditions of each grant, subject to the provisions of the Employee Plan.

     Non-Employee Directors Stock Option Plan

     In July 1997, the Company adopted a non-employee directors stock option plan (the “Non-Employee Directors Plan”) authorizing the issuance of an aggregate of up to 50,000 Ordinary Shares to directors who are not officers or employees of the Company or any subsidiary of the Company. The Non-Employee Directors Plan is administered by the Compensation Committee of the Company. Adjustments in the aggregate number and kind of shares reserved for issuance and subject to options granted under the Non-Employee Directors Plan are made by the Compensation Committee in the event of a merger, consolidation, recapitalization, reorganization, stock split, stock dividend, extraordinary distribution with respect to the Ordinary Shares or other change in corporate structure affecting the shares.

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

     Outstanding Options

     As of August 31, 2003, 553,160 options, net of cancellations, have been granted and remain unexercised under the Employee Plan. The average exercise price of such options is $11.02 per share.

     As of August 31, 2003, 22,000 options, net of cancellations, have been granted and remain unexercised under the Non-Employee Directors Plan. The average exercise price of such options is $14.84 per share.

     The term, under both plans, of each stock option is 10 years, unless terminated earlier in accordance with the terms of the relevant plan. Such stock options have varied vesting schedules.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     As of August 31, 2003, the Company was effectively controlled by its 56.7% shareholder, Novel Apparel, an affiliate of NEL. All shareholders have the same voting rights. As of August 31, 2003, there were 8,027,809 outstanding Ordinary Shares and approximately 43.3% of the outstanding Ordinary Shares were held by approximately 29 record holders (excluding Novel Apparel) in the United States. The following table sets forth as of August 31, 2003 (i) the persons owning more than 5% of the Ordinary Shares and (ii) the share ownership and exerciseable share options of all the directors and officers of the Company as a group:

	Ordinary Shares (1)

	Number	Percent

Novel Apparel (BVI) Limited (2)	4,550,000	56.7%
FMR Corporation	943,800	11.8%
Abingdon Capital Management	428,600	5.3%
K.C. Chao (3)	505,000	6.3%
All directors and officers as a group (other than as set forth in relation to Novel Apparel and K.C. Chao) (9 persons) (4)	420,300	5.2%

(1)	Based upon 8,027,809 Ordinary Shares, net of treasury stock. Does not reflect the dilution arising from the exercise of stock options.

(2)	NHL owns 80% of the Ordinary Shares of Novel Apparel with K.C. Chao, the Company’s Chief Executive Officer and President, owning the remaining 20%. NHL is indirectly wholly owned by members of the Chao family (including Messrs. Silas Chou, Ronald Chao and Ms. Susana Chou).

(3)	Not including Ordinary Shares held by Novel Apparel.

(4)	Does not include 30,100 Ordinary Shares held by a spouse of a member of the Board of Directors or 55,000 Ordinary Shares held by a director of Novel Apparel. Includes options to purchase Ordinary Shares held by certain officers and directors, exercisable within 60 days of the date of this Annual Report and 8,500 - increased Ordinary Shares held by two directors, and does not include Ordinary Shares held by Novel Apparel which may be deemed beneficially owned by certain officers and directors as described in note 2 above.

Transactions with Affiliates

     As described below, the Company has engaged in certain related party transactions with NEL and its affiliates in fiscal 2003.

     Sales Agencies

     In The Netherlands and France, Novel Denim employs the marketing and sales services of two agencies which are affiliates of the Chao family. The sales agencies receive a commission based on sales of Novel Denim products. The Company incurred $616,028 of sales commissions under these agreements during fiscal 2003. The agencies do not market any other denim manufacturer’s products.

     Sales of Products and Services

     Novel Denim’s customers include Tommy Hilfiger, Pepe Europe and certain other affiliates of NEL. The Chao family has an approximately 11% indirect ownership interest in Pepe Europe and until June 2003, a small indirect ownership interest in Tommy Hilfiger. In addition, Mr. Silas K.F. Chou, the Company’s Chairman of the Board, was also Co-Chairman of the Board of Tommy Hilfiger until October 2002. Messrs. Ronald Chao, Lester Ma and Lawrence Lok, directors and/or officers of the Company, were also directors and/or officers of Tommy Hilfiger until February 2003, Pepe Europe and/or NEL and its affiliates. See Item 6. “Directors, Senior Management and

Employees.” Tommy Hilfiger and Pepe Europe purchased $16.6 million and less than $50,000, respectively of products from the Company during fiscal 2003 Novel Denim intends to continue to sell products to Tommy Hilfiger and Pepe Europe. See Item 3. “Key Information—Risk Factors—Control by Principal Shareholder; Conflicts of Interest.”

     Purchases of Materials and Services

     The Company receives certain services from NEL and its affiliates, including information systems, staff resources, office space and related overheads. The Company paid $138,525 in fiscal 2003 for such services. The cost of such services is apportioned based on usage.

     Leases of Office Space and Land

     Novel Denim leases office space from an affiliate of NEL. The Company paid rent of $159,272 in fiscal 2003, under leases covering approximately 14,500 square feet. In addition, the Company leases 422,830 square feet of land, which includes a 380,000 square foot factory and laundry facility, in Mauritius from an NEL affiliate under a 50-year arrangement which began in 1989. Annual rental payments under this lease arrangement are not material.

     Each of the transactions undertaken with related parties has been negotiated on an arms-length basis and the Company believes that the terms of such transactions are no less favorable to the Company than could be obtained from unaffiliated parties. The Audit Committee of the Board of Directors, which is comprised of two non-employee directors who are not affiliated with NEL or Novel Apparel, reviews transactions between the Company and its affiliates to provide that such transactions are on terms which are no less favorable as a whole to the Company than could be obtained from unaffiliated parties and that such transactions are properly reported. See Item 6. “Directors, Senior Management and Employees.”

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

     See “Item 17. Financial Statements” and pages F-1 through F-29.

Legal Proceedings

     There are no material legal proceedings pending against the Company.

Dividend Distributions

     The Company does not have a stated dividend policy and has not declared or paid any dividends since the Company’s Initial Public Offering in 1997.

ITEM 9. THE OFFER AND LISTING

     The Company’s Ordinary Shares, par value U.S. $1.00, are listed and traded on the National Market Tier of the Nasdaq Stock Market (“Nasdaq”) under the symbol “NVLD”.

     On July 23, 2003, the Company received a delisting warning letter from NASDAQ because the market value of its publicly held shares was less than $5.0 million for 30 consecutive trading days. If the market value of the Company’s publicly held shares does not exceed $5.0 million for 10 consecutive trading days prior to October 21, 2003, the Company may have to delist its shares. The Company is currently considering its options, including transferring its Ordinary Shares to The NASDAQ SmallCap Market.

     The following table sets forth, for each of the periods indicated, the reported high and low sales prices per Ordinary Share as reported on Nasdaq:

	High	Low

Annual Information
Fiscal Year ended March 31, 2003	$10.000	$2.050
Fiscal Year ended March 31, 2002	$15.500	$6.250
Fiscal Year ended March 31, 2001	$10.625	$3.250
Fiscal Year ended March 31, 2000	$10.625	$2.750
Quarterly Information
Fiscal Year ended March 31, 2004
First quarter	$3.750	$2.200
Fiscal Year ended March 31, 2003
Fourth quarter	$3.300	$2.300
Third quarter	$4.600	$2.050
Second quarter	$7.390	$4.650
First quarter	$10.000	$7.150
Fiscal Year ended March 31, 2002
Fourth quarter	$12.000	$9.250
Third quarter	$12.890	$7.300
Second quarter	$15.500	$6.260
First quarter	$15.500	$8.760
Monthly Information
August 2003	$2.220	$1.650
July 2003	$2.200	$1.950
June 2003	$2.630	$2.200
May 2003	$3.250	$2.240
April 2003	$3.750	$2.250
March 2003	$2.980	$2.300

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

Share Capital

     The Company has an authorized share capital of US$28,000,000 which consists of 23,000,000 Ordinary Shares, US$1.00 par value (“Ordinary Shares”), and 5,000,000 preference shares, par value US$1.00 (“Preference Shares”). At March 31, 2003, the Company had 9,437,500 ordinary shares issued and outstanding, of which 1,409,691 Ordinary Shares were repurchased by the Company and held at cost as treasury shares, all of which were fully paid. Share rights may be varied with the written consent of the holders of a majority of each class or series of shares to be affected by the variation. Dividends which remain unclaimed three years after having been declared may be forfeited at the option of the directors for the benefit of the Company. No Preference Shares have been issued.

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

     Comparison of United States and British Virgin Islands Corporate Laws

     Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. Under applicable British Virgin Islands law, majority shareholders do not owe direct fiduciary duties to minority shareholders.

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

     The foregoing description of certain differences between British Virgin Islands and United States corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. See Item 3. “Key Information—Risk Factors—Enforceability of Civil Liabilities” and “—Rights of Shareholders under British Virgin Islands Law may be Less than in U.S. Jurisdictions.”

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

     United States Federal Income Taxation

     The following presents the material United States federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Ordinary Shares held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. Holders (as defined below) that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the “Code”), such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method for their securities holdings, financial institutions, tax exempt entities, regulated investment companies, real estate investment trusts, insurance companies, investors liable for alternative minimum tax, persons holding Ordinary Shares as part of a hedging, conversion, constructive sale or integrated transaction or a straddle, persons owning directly or indirectly 10% or more of the total combined voting power of all classes of voting stock of the Company, investors in pass-through entities or persons whose functional currency is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those described below. Prospective purchasers who are U.S. Holders are urged to satisfy themselves as to the overall United States federal, state and local tax consequences of their ownership of the Ordinary Shares by consulting their own tax advisors.

     As used herein, a “U.S. Holder” of an Ordinary Share means a holder that is for United States federal income tax purposes, a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective purchasers who are partners of a partnership holding Ordinary Shares should consult their own tax advisors.

     Taxation of Dividends

     The gross amount of dividends paid to U.S. Holders of Ordinary Shares will be treated as dividend income to such Holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will generally be includable in the gross income of a U.S. Holder as ordinary income on the day received by the U.S. Holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

     With respect to U.S. Holders who are individuals, certain dividends received before January 1, 2009 from a foreign corporation whose shares are readily tradable on an established securities market in the United States will be eligible for reduced rates of taxation if such dividends constitute “qualified dividend income,” provided holding period and other requirements are met. If, however, the Company is classified as a foreign personal holding company or a passive foreign investment company during a given taxable year, dividends paid by the Company to individual U.S. Holders during such year (or the following year) will not constitute “qualified dividend income” (see “—Foreign Personal Holding Company Status” and “—Passive Foreign Investment Company Status” below). U.S. Holders who are individuals should consult their own tax advisors regarding the application of these rules to their particular circumstances.

     For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.”

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

     Foreign Personal Holding Company Status

     A foreign corporation will be classified as a foreign personal holding company (an “FPHC”) if (i) at any time during the Company’s taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation’s stock (by either voting power or value) (the “shareholder test”) and (ii) the corporation receives at least 60% of its gross income (regardless of source), as adjusted, from certain passive sources (the “income test”). After its initial year of qualification as an FPHC, a corporation may remain an FPHC even if only 50% of its gross income is FPHC income (i.e., passive income such as interest, dividends, etc.).

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

     If the Company were classified as an FPHC, U.S. Holders (including certain indirect holders) would be required to include in income their pro rata share of the Company’s undistributed FPHC income if they were holders on the last day of the Company’s taxable year (or if earlier, the last day on which the Company satisfies the shareholder test). Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. In such a case, a U.S. Holder would be entitled to increase its tax basis in the Ordinary Shares by the amount of such deemed FPHC dividend. U.S. Holders who dispose of their Ordinary Shares prior to the date discussed above would not be subject to these rules. Moreover, if the Company became an FPHC, United States persons who acquire Ordinary Shares from decedents would not receive a “stepped-up” basis in such Ordinary Shares. Instead, such a holder would have a tax basis equal to the lower of fair market value or the decedent’s basis.

     The Company will notify U.S. Holders in the event that it concludes that it is classified as an FPHC for any taxable year.

     Personal Holding Company Tax

     A corporation will be classified as a personal holding company (a “PHC”) if (i) at any time during the last half of the Company’s taxable year, five or fewer individuals own more than 50% of the corporation’s stock (by value) directly or indirectly and (ii) the corporation receives at least 60% of its gross income, as adjusted, from certain passive sources. However, if a corporation is an FPHC (see above) it cannot be a PHC. A corporation classified as a PHC is subject to a 15% tax on its undistributed personal holding company income. Foreign corporations (such as the Company) determine their liability for PHC tax by considering only (a) gross income derived from United States sources and (b) gross income which is effectively connected with a United States trade or business (collectively, “U.S. Taxable Income”).

     While more than 50% of the Ordinary Shares is currently owned, directly or indirectly, by five or fewer individuals, the Company does not currently have, or expect to have in the future, any U.S. Taxable Income. Accordingly, the Company does not expect to have any PHC tax liability.

     Passive Foreign Investment Company Status

     The Company does not believe that it is, for United States federal tax purposes, a passive foreign investment company (a “PFIC”), and expects to continue its operations in such a manner that it will not be a PFIC. If, however, the Company is or does become a PFIC, U.S. Holders could be subject to additional federal income taxes on certain distributions or gains with respect to Ordinary Shares plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules of the United States federal income tax laws.

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

     As of March 31, 2003, the Company had outstanding contracted commitments to purchase cotton for delivery over the next six to eight months at a contracted amount of $8.3 million. A 10% decline in the market price of cotton would have a negative impact of approximately $0.83 million on the fair value of the existing contracts.

Interest Rate Exposure

     The Company partially finances its working capital requirements by way of short-term borrowings. The borrowings are made mainly in the Mauritian rupee and the U.S. dollar. The interest rates on borrowings in these currencies are traditionally more volatile than for U.S. dollar loans.

     The table below represents the U.S. dollar equivalent of short-term borrowings outstanding in each currency together with the Company’s weighted average rate of borrowings as of March 31, 2003.

Outstanding at
Currency	March 31, 2003

Mauritian rupee	$12.8 million
United States dollar	$27.0 million
Other currencies	$12.5 million

Total short-term borrowings	$52.3 million

Weighted-average interest rate	4.85%

     During fiscal year 2003, the Company’s weighted average short-term borrowings were $49.89 million at a weighted average interest rate, computed monthly, of 5.63%. A one percent increase in the Company’s cost of borrowing would have resulted in a $0.50 million decrease in earnings during fiscal year 2003.

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

     The Company attempts to mitigate the risks of adverse movements in foreign exchange rates, by: (i) purchasing its raw materials in U.S. dollars whenever possible (during fiscal 2003 approximately 90% of the Company’s cotton purchases were made in U.S. dollars); (ii) restricting its borrowings in local currencies to the minimum levels required to finance its working capital and leasing requirements in the relevant country; and (iii) entering into forward foreign exchange contracts, with maturities of up to one year, to hedge certain foreign currency denominated firm commitments, primarily consisting of sales to customers invoiced in currencies other than the U.S. dollar.

     As of March 31, 2003, the total value of forward contracts in hand were valued at $4.48 million, hedging part of anticipated cash flows from sales. Assuming a 10% adverse movement in each of the respective non-U.S. currencies, the Company’s earnings would be reduced by approximately $0.43 million, representing reduced cash flows from anticipated sales less gains on forward contracts hedging such sales.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

PART III

ITEM 15. CONTROL AND PROCEDURES

     Disclosure Controls and Procedures

     Within 90 days prior to the date of this report, Novel Denim, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)). Based on that evaluation, Novel Denim’s Chief Executive Officer and Chief Financial Officer have concluded that its disclosure controls and procedures are effective, as of the end of the period, to ensure that material information relating to Novel Denim and its consolidated subsidiaries is made known to such officers and by others within these entities, particularly during the period this report was prepared, in order to allow timely decisions regarding required disclosure.

     Internal Controls

     Novel Denim’s Chief Executive Officer and Chief Financial Officer also conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Novel Denim’s internal control over financial reporting. Based on that evaluation, there has been no such change during the period covered by this report.

PART IV

ITEM 17. FINANCIAL STATEMENTS

     See pages F-1 through F-29, incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

     Not Applicable.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit
Number	Description

1	— Amended and Restated Memorandum of Association and Articles of Association of the Company (previously filed as Exhibit 3 to Registration No. 333-7184 and incorporated herein by reference)

4.1
—Employment Agreement dated as of April 1, 2002 between the Company and K.C. Chao (previously filed as Exhibit 4.1 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

4.2
—Employment Agreement dated as of April 1, 2002 between the Company and Mei-Ling Liu (previously filed as Exhibit 4.2 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

4.3
—Employment Agreement dated as of April 1, 2002 between the Company and Alain Rey (previously filed as Exhibit 4.3 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

4.4	—Employment Agreement dated as of December 21, 2002 between the Company and Isaacs Lam

4.5
—Lease dated as of February 15, 1989 between Novel Textiles Limited (formerly known as “Union Textiles Limited”) and Summit Textiles Limited (previously filed as Exhibit 10.5 to Registration No. 333-7184 and incorporated herein by reference)

4.6
—Lease dated as of July 19, 1990 between Novel Garments (Mauritius) Limited and Fatvan Industrial Ltd. (previously filed as Exhibit 10.6 to Registration No. 333-7184 and incorporated herein by reference)

4.7
—Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.7 to Registration No. 333-7184 and incorporated herein by reference)

4.8
—Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.8 to Registration No. 333-7184 and incorporated herein by reference)

4.9	—Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.9 to Registration No. 333-7184 and incorporated herein by reference)

4.10	—Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.10 to Registration No. 333-7184 and incorporated herein by reference)

4.11	—Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.11 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit
Number	Description

4.12	—Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.12 to Registration No. 333-7184 and incorporated herein by reference)

4.13
—Lease dated as of January 30, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.13 to Registration No. 333-7184 and incorporated herein by reference)

4.14
—Lease dated as of October 29, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.14 to Registration No. 333-7184 and incorporated herein by reference)

4.15
—Lease dated as of January 1997 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.15 to Registration No. 333-7184 and incorporated herein by reference)

4.16
—Lease dated May 28, 1996 between Industrial Development Corporation of South Africa Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.3 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

4.17
—Lease dated as of October 19, 1999 between Byren Trading Limited and Cayuga Estates Limited (previously filed as Exhibit 2.5 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.18
—Lease dated as of September 1, 1999 between Novel Garments (Mauritius) Ltd and Didi Industrial Limited (previously filed as Exhibit 2.6 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.19
—Amended Lease Agreement dated April 1, 1999 between Novel Denim (HKD) Ltd and Swanco Limited (previously filed as Exhibit 2.7 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.20
—Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.20 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.21
—Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.21 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.22
—Amended and Restated Employee Stock Option Plan of the Company and its subsidiaries (previously filed as Exhibit 4.1 to Form S-8 (Registration No. 333-10796), as filed on September 14, 1999 and incorporated herein by reference)

4.23	—Non-Employee Directors Stock Option Plan of the Company (previously filed as Exhibit 10.24 to Registration No. 333-7184 and incorporated herein by reference)

8.1	—List of Subsidiaries

10.1
—Land Purchase Agreement dated as of April 18, 1995 between Novel Textiles Limited and Rajman Prayag (previously filed as Exhibit 10.16 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit
Number	Description

10.2
—Credit Agreement dated as of March 18, 1996 between Novel Textiles Limited and Finlease Company Limited (previously filed as Exhibit 10.17 to Registration No. 333-7184 and incorporated herein by reference)

10.3
—Credit Agreement dated as of May 13, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.18 to Registration No. 333-7184 and incorporated herein by reference)

10.4
—Credit Agreement dated as of August 6, 1996 between Novel Garments (Mauritius) Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.19 to Registration No. 333-7184 and incorporated herein by reference)

10.5
—Credit Agreement dated as of August 6, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.20 to Registration No. 333-7184 and incorporated herein by reference)

10.6
—Credit Agreement dated as of October 7, 1996 between Novel Garments (Mauritius) Limited and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.21 to Registration No. 333-7184 and incorporated herein by reference)

10.7
—Credit Agreement dated as of February 28, 1997 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale (previously filed as Exhibit 10.22 to Registration No. 333-7184 and incorporated herein by reference)

10.8
—Credit Agreement dated as of May 21, 2001 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale (previously filed as Exhibit 10.8 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.9
—Credit Agreement dated as of May 25, 2001 between Novel Spinners (SA)(Pty)Ltd, Novel Weavers (SA)(Pty)Ltd, Seawind Investments 4 (Pty) Ltd and Nedcor Bank Limited (previously filed as Exhibit 10.9 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.10
—Credit Agreement dated as of August 23, 2001 between Novel Spinners (SA)(Pty)Ltd and Nedcor Bank Limited (previously filed as Exhibit 10.10 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.11
—Credit Agreement dated as of March 27, 2002 between Novel Denim Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.11 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.12
—Credit Agreement dated as of March 27, 2002 between Novel Denim (HK) Ltd and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.12 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.13
—Credit Agreement dated as of March 28, 2002 between Novel Garments International Ltd and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.13 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.14	—Credit Agreement dated as of January 18, 2002 between Novel Dyeing & Printing Mills Ltd. and The Hongkong and Shanghai Banking Corporation Limited

Exhibit
Number	Description

10.15	—Credit Agreement dated as of February 18, 2002 between Novel Denim (HK) Ltd. and The Hongkong and Shanghai Banking Corporation Limited

10.16	—Credit Agreement dated as of March 27, 2002 between NDP Fabrics Ltd. and The Hongkong and Shanghai Banking Corporation Limited

10.17	—Credit Agreement dated as of May 21, 2002 between Novel Spinners (SA)(Pty) Ltd., Novel Weavers (SA)(Pty) Ltd. and Novel Dyers (SA)(Pty) Ltd. and Nedcor Bank

10.18	—Credit Agreement dated as of June 6, 2002 between Novel Denim Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited

10.19	—Credit Agreement dated as of July 16, 2002 between Novel Textiles Ltd. and The Mauritius Commercial Bank Ltd.

10.20	—Credit Agreement dated as of July 16, 2002 between Novel Garments Ltd. and The Mauritius Commercial Bank Ltd.

10.21	—Credit Agreement dated as of October 29, 2002 between NDP Fabrics Ltd and The Hongkong and Shanghai Banking Corporation Limited

10.22	—Credit Agreement dated as of January 16, 2003 between Novel Garments (Mauritius) Ltd. and The Hongkong and Shanghai Banking Corporation Limited

10.23	—Credit Agreement dated as of June 10, 2003 between Novel Garments International Ltd and The Hongkong and Shanghai Banking Corporation Limited

10.24
—Registration Rights Agreement dated as of May 13, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.25 to Registration No. 333-7184 and incorporated herein by reference)

10.25
—Redemption Agreement dated as of April 25, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.26 to Registration No. 333-7184 and incorporated herein by reference)

10.26
—Share Purchase Agreement dated August 9, 1998 by and among Novel Textiles (BVI) Limited, Novel Denim Holdings Limited and Novel Enterprises Limited (previously filed as Exhibit 2.1 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

10.27
—Share Purchase Agreement dated August 7, 2001 by and among Novel Investment Holdings Limited, Novel Denim Holdings Limited and Novel Enterprises Limited (previously filed as Exhibit 10.17 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.28
—Suspensive Sale Agreement dated May 6, 1996 between Findevco (Proprietary) Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.4 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

10.29
—Credit Agreement and Guarantee dated June 23, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.9 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

Exhibit
Number	Description

10.30
—Credit Agreement and Guarantee dated August 11, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.10 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

10.31
—Credit Agreement dated May 25, 2000 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.15 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

10.32	—Consent of PricewaterhouseCoopers

31.1	—Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	—Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	— Certifications of the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that its has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVEL DENIM HOLDINGS LIMITED

/s/ Silas K.F. Chou

Silas K.F. Chou, Chairman of the Board
Date: September 30, 2003

$ = United States Dollars

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Novel Denim Holdings Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Novel Denim Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years ended March 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 3(q) and 18 to the financial statements, on April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
August 8, 2003

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended March 31,

	2003	2002	2001

Net sales to third parties	$128,403,493	$133,676,524	$113,788,208
Net sales to related parties	16,582,363	24,908,644	24,257,983

Total net sales	144,985,856	158,585,168	138,046,191
Cost of goods sold	(131,985,759)	(132,201,378)	(107,465,596)

Gross profit	13,000,097	26,383,790	30,580,595
Other revenues	1,459,452	789,562	440,196
Selling, general and administrative expenses	(31,614,961)	(18,693,399)	(15,186,886)
Impairment loss	(2,787,578)	(2,375,295)	—
Other expenses	(1,222,354)	—	(588,709)

Operating (loss) / income	(21,165,344)	6,104,658	15,245,196
Interest expense	(4,358,031)	(4,165,037)	(3,240,373)
Interest income	47,628	209,916	71,623

(Loss) / Income before minority interest, tax and effect of accounting change	(25,475,747)	2,149,537	12,076,446
Taxation	(753,131)	(298,205)	—
Minority interest	49,670	(81,544)	(47,653)

(Loss) / Income before effect of accounting change	(26,179,208)	1,769,788	12,028,793
Cumulative effect of accounting change	—	307,997	—

Net (loss) / income	$(26,179,208)	$2,077,785	$12,028,793

Earnings / (loss) per share before accounting change
Basic	$(2.97)	$0.19	$1.30
Diluted	$(2.96)	$0.19	$1.29
Earnings / (loss) per share after accounting change
Basic	$(2.97)	$0.23	$1.30
Diluted	$(2.96)	$0.22	$1.29

See accompanying notes to these Consolidated Financial Statements.

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$5,938,110	$12,995,472
Accounts receivable, net (Allowance for doubtful debts: nil)	17,471,087	24,845,348
Due from related parties	1,218,589	3,497,538
Inventories	41,514,272	50,885,767
Spare parts	3,216,845	3,651,802
Other current assets	3,858,444	3,579,775

Total current assets	73,217,347	99,455,702

Property, plant and equipment, net	87,306,294	89,924,400
Deferred tax assets	410,970	—

Total Assets	$160,934,611	$189,380,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and bank overdrafts	$52,268,863	$52,532,174
Current portion of long-term debt	3,526,911	1,924,104
Current portion of capital leases	3,780,723	506,275
Accounts payable	2,178,300	3,785,626
Accrued salaries and wages and other accrued liabilities	17,540,650	14,558,394
Due to related parties	11,764	23,539

Total current liabilities	79,307,211	73,330,112

Long-term debt	9,061,179	12,029,661
Long-term portion of capital leases	4,070,970	5,512,814
Other liabilities	686,480	762,289
Minority interest	486,517	536,187

Total liabilities	93,612,357	92,171,063

Commitments and contingencies (note 13)
Shareholders’ equity:
Preferred Shares, $1 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Ordinary Shares $1 par value, 23,000,000 shares authorized, 9,437,500 shares issued and outstanding	9,437,500	9,437,500
Additional paid-in capital	15,560,162	15,568,016
Treasury stock, at cost (shares: 2003 – 1,409,691; 2002 – 298,600)	(5,935,574)	(2,247,176)
Legal Reserve	195,958	—
Retained Earnings	48,056,149	74,431,315
Other Comprehensive Income	8,059	19,384

Total shareholders’ equity	67,322,254	97,209,039

Total Liabilities and Shareholders’ Equity	$160,934,611	$189,380,102

See accompanying notes to these Consolidated Financial Statements.

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,

	2003	2002	2001

Operating activities
Net (loss) / income	$(26,179,208)	$2,077,785	$12,028,793
Adjustments to reconcile net (loss) / income to cash provided by operating activities:
Depreciation	11,285,978	11,852,612	9,702,489
Loss / (gain) on disposition of fixed assets	333,881	(68,649)	(56,171)
Impairment loss	2,787,578	2,375,295	—
Foreign exchange loss / (gain)	5,144,160	(3,185,477)	(1,745,099)
Other changes that provided / (used) cash:
Decrease / (increase) in accounts receivable	7,374,261	(2,664,107)	(3,129,462)
Decrease / (increase) in amount due from related parties	2,278,949	3,371,318	(4,096,189)
Decrease / (increase) in inventories	9,371,495	(5,217,638)	(9,622,632)
Decrease / (increase) in spare parts	434,957	311,954	(429,956)
Increase in other current assets	(967,699)	(1,597,303)	(550,703)
(Decrease) / increase in accounts payable	(1,607,326)	(4,556,323)	1,985,681
Increase / (decrease) in accrued liabilities	2,921,261	(2,268,591)	5,601,955
Increase / (decrease) in other long term liabilities	202,251	(11,218)	95,000
Decrease in amount due to related parties	(11,775)	(47,427)	(215,600)

Net cash provided by operating activities	13,368,763	372,231	9,568,106

Investing activities
Investment in property, plant and equipment	(10,681,626)	(10,983,278)	(16,286,173)
Investment in subsidiaries	—	(16,158,489)	—
Proceeds from disposition of property, plant and equipment	1,177,299	192,913	402,128

Net cash used in investing activities	(9,504,327)	(26,948,854)	(15,884,045)

Financing activities
(Decrease) / increase in short term borrowings and bank overdrafts	(3,894,140)	24,732,517	11,041,641
Proceeds from long-term debt	3,500,000	14,431,533	—
Payment of long-term debt	(5,874,233)	(383,790)	(353,105)
Payment of current maturities of capital leases	(957,173)	(1,800,578)	(1,130,609)
Payment of repurchase of ordinary shares	(3,703,376)	(178,410)	(3,117,040)
Proceeds from exercise of share options	7,124	410,075	218,441

Net cash (used in) / provided by financing activities	(10,921,798)	37,211,347	6,659,328

(Decrease) / increase in cash and cash equivalents	(7,057,362)	10,634,724	343,389
Cash and cash equivalents at beginning of year	12,995,472	2,360,748	2,017,359

Cash and cash equivalents at end of year	$5,938,110	$12,995,472	$2,360,748

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$5,938,110	$12,995,472	$2,360,748

Supplemental cash flow disclosure
Interest paid	$4,445,455	$4,165,037	$3,240,373

Income tax paid	$257,564	$152,623	—

See accompanying notes to these Consolidated Financial Statements.

NOVEL DENIM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional			Other	Total
	Ordinary	Retained	Paid-in	Treasury	Legal	Comprehensive	Shareholders’
	Shares	Earnings	Capital	Stock	Reserve	Income	Equity

Balance as of March 31, 2000	$9,437,500	$60,324,737	$15,987,774	—	—	—	$85,750,011
Net income	—	12,028,793	—	—	—	—	12,028,793
Share repurchase, not retired (number of shares: 420,200)	—	—	—	(3,117,040)	—	—	(3,117,040)
Exercise of share options (number of shares: 52,500)	—	—	(164,646)	383,087	—	—	218,441

Balance as of March 31, 2001	9,437,500	72,353,530	15,823,128	(2,733,953)	—	—	94,880,205
Net income	—	2,077,785	—	—	—	—	2,077,785
Share repurchase, not retired (number of shares: 20,100)	—	—	—	(178,410)	—	—	(178,410)
Exercise of share options (number of shares: 89,200)	—	—	(255,112)	665,187	—	—	410,075
Derivatives qualifying as hedges	—	—	—	—	—	19,384	19,384

Balance as of March 31, 2002	9,437,500	74,431,315	15,568,016	(2,247,176)	—	19,384	97,209,039
Net loss	—	(26,179,208)	—	—	—	—	(26,179,208)
Legal reserve transfer	—	(195,958)	—	—	195,958	—	—
Share repurchase, not retired (number of shares: 1,113,091)	—	—	—	(3,703,376)	—	—	(3,703,376)
Exercise of share options (number of shares: 2,000)	—	—	(7,854)	14,978	—	—	7,124
Derivatives qualifying as hedges	—	—	—	—	—	(11,325)	(11,325)

Balance as of March 31, 2003	$9,437,500	$48,056,149	$15,560,162	($5,935,574)	$195,958	$8,059	$67,322,254

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

The Company is a holding company with no independent operations. As of March 31, 2003, the Company has twenty one subsidiaries, two of which are incorporated in Mauritius, one of which is incorporated in Madagascar, three of which are incorporated in the Channel Islands, four of which are incorporated in South Africa, five of which are incorporated in the British Virgin Islands, five of which are incorporated in Hong Kong, and one of which is incorporated in Peoples Republic of China (“China”). The Mauritius subsidiaries are Novel Textiles Limited (“NTL”) and Novel Garments (Mauritius) Limited (“NGML”). NTL is mainly engaged in the manufacture and sale of fabric while NGML’s main business is garment production. The subsidiary incorporated in Madagascar is Novel Garments (Madagascar) Limited (“NGMAD”). NGMAD’s main business is garment production. The subsidiaries incorporated in the Channel Islands are Nomacotex Limited (“NL”), Novel Garments International Limited (“NGIL”) and Byren Trading Limited (“BTL”). NL and NGIL are involved in the purchase and supply of raw cotton to NTL and the sale of garments manufactured by NGML and NGMAD, respectively. BTL has a branch office in London acting as a sales office for the European Market. The South Africa subsidiaries are Novel Spinners (SA) (Pty) Limited (“NSL”), Novel Dyers (SA) (Pty) Limited (“NDL”), Novel Weavers (SA) (Pty) Limited (“NWL”) and Novel Garments (SA) (Pty) Ltd. (“NGSAL”). NSL is engaged in the manufacture of cotton yarn, NDL is engaged in the dyeing process of cotton yarn, NWL is engaged in the manufacture of fabrics and NGSAL is engaged in garment production. The British Virgin Islands subsidiaries are Kotten Limited (“Kotten”), Battel Limited (“Battel”), Good Port Finance Limited (“GPFL”), NDP Holdings Limited (“NDPHL”) and NDP Investment Limited (“NDPIL”). Kotten and Battel are engaged in marketing activities for NGML and NGIL, GPFL is engaged in group internal funding activities, NDPHL and NDPIL are investment holding companies. The company incorporated in China is Novel Dyeing and Printing Mills Ltd (“NDPML”) which is engaged in the dyeing and printing of fabrics. The companies incorporated in Hong Kong are Novel Denim (HK) Limited (“ND-HK”), NDP Fabrics Limited (“NDPFL”), Noveltex Trading Limited (“NTXL”), NDP Trading Limited (“NDPTL”) and Income Pearl Limited (“IPL”). ND-HK is engaged in the provision of sourcing, marketing and logistical support to NGML and NGMAD as well as being a sales office in South East Asia for fabrics manufactured by NTL and NWL, NTXL is engaged in the sourcing activities for NDPML, NDPFL is engaged in sales and providing logistical support to NDPML, NDPTL and IPL are both investment holding companies.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	Organization and Business and Basis of Presentation (continued)

(a)	Organization and business (continued)

On October 1, 2001, the Company completed its acquisition of NDPHL from an affiliate of the Company for a consideration of $16,158,489 plus the assumption of debt. The transaction was negotiated and approved by the independent committee of the Company’s Board of Directors.

On March 28, 2002 the Company announced its intention to close its Madagascar operations after more than three months of significant political and social unrest in the country and severe disruption to the business. A review was carried out for fixed assets located in Madagascar in 2002 and 2003 to ensure that the carrying amount of fixed assets does not exceed the fair value. As a result, an impairment loss of $2,375,295 and $2,363,531 has been recorded in the year ended March 31, 2002 and 2003 respectively. Further information about the closure of Madagascar operation is provided in note 9.

(b)	Basis of presentation

The Consolidated Financial Statements include the accounts of Novel Denim and all of its subsidiary companies and have been prepared in accordance with principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated in consolidation.

2.	Reclassification

Certain reclassifications have been made to prior years’ consolidated financial statements to conform to classifications used in the current year.

3.	Significant Accounting Policies

(a)	Cash and cash equivalents

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

Property, plant and equipment are carried at cost or at management’s estimate of fair market value if considered impaired under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” less accumulated depreciation. Expenditures for improvements that increase asset values and extend usefulness are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment and interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use. Interest costs incurred during the construction period of certain long term assets are capitalized. No interest was capitalized in the years ended March 31, 2001, 2002 and 2003. Depreciation of property, plant and equipment is calculated to write off the cost of individual assets in equal annual installments over their estimated useful lives are as follows:

Years

Buildings	50
Leasehold improvements	6 2/3
Furniture and fixtures	6 2/3
Equipment and tools	6 2/3
Plant and machinery	6 2/3-10
Motor vehicles	3 1/3
Computer equipment	3 1/3

No depreciation is provided on construction in progress until it is completed and becomes operational.

Long-lived assets are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value. The Company estimates fair value based on the best information available. The estimation of fair value is generally measured by determining the net selling price or by discounting expected future cash flows at appropriate risk based discount rates. Prior to the adoption of SFAS No. 144, the Company accounted for impairment of long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.”

(e)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are recognized on a straight line basis over the lease term.

Leases which meet the capital lease criteria specified in SFAS No. 13, “Accounting for Leases,” are accounted for as capital leases. Interest costs associated with such leases are recognized on an effective yield basis.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Significant Accounting Policies (continued)

(f)	Income tax assets and liabilities

The Company is subject to taxation on earnings derived from its Mauritius, South African, Hong Kong and China operations, but is not subject to taxation in other jurisdictions in which it operates (note 6). Income taxes are accounted for using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company’s expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, and the effectiveness of its tax planning strategies in the various relevant jurisdictions. The Company is also subject to examination of its income tax returns for multiple years by the tax authorities in its various relevant jurisdictions. The Company periodically assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.

(g)	Foreign currency

The U.S. dollar represents the functional currency of Novel Denim, including the subsidiaries incorporated in Mauritius, South Africa, the Channel Islands, the British Virgin Islands and Madagascar. The functional currency of ND-HK, NDPML, NTXL and NDPFL is the Hong Kong dollar. The effect on the Company’s equity of translating the accounts of these companies into U.S. dollars is not material. Transactions in currencies other than the functional currency are translated into U.S. dollars at exchange rates in effect at the transaction dates. All monetary assets and liabilities expressed in foreign currencies are translated at exchange rates at the balance sheet date. All such exchange differences are dealt with in the income statement. Net foreign currency translation gains/(losses) included in net income for the years ended March 31, 2001, 2002 and 2003 were $1,948,100, $2,997,020 and $(6,492,783), respectively.

For subsidiary companies which U.S. dollars is not their functional currency, translation of their foreign currency accounts is accounted for as follows:

(i)	Property, plant and equipment and related depreciation and inventories are translated into U.S. dollars at amounts which approximate historical rates of exchange.

(ii)	Other assets and liabilities, representing monetary items, are translated at exchange rates at the balance sheet date and income and expense items at amounts which approximate weighted average rates of exchange.

All translation gains and losses are included in a separate component of equity.

(h)	Revenue recognition

The Company recognizes revenue when the goods are shipped and title passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is probable. Revenue is recognized net of an allowance for estimated returns, discounts and incentives when the sale is recorded.

The Company recognizes allowances for estimated returns, discounts and incentives when the sale is recorded. Actual allowances may differ from estimates due primarily to changes in sales volume based on consumer demand. Actual allowances have not materially differed from estimates.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Significant Accounting Policies (continued)

(i)	Earnings / (loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) available to holders of Ordinary Shares by the weighted average number of Ordinary Shares outstanding during the period.

Diluted earnings/(loss) per share gives effect to all dilutive potential Ordinary Shares outstanding during the period. The weighted average number of Ordinary Shares outstanding is adjusted to include the number of additional Ordinary Shares that would have been outstanding if the dilutive potential Ordinary Shares had been issued in the beginning of the period.

In computing the dilutive effect of potential Ordinary Shares, the average stock price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of options.

(j)	Employee Stock options

SFAS No. 123, “Accounting for Stock-based Compensation,” allows companies which have stock-based compensation arrangements with employees to adopt a fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, but with additional financial statement disclosure. The Company accounts for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosure as required by SFAS No. 123, and related amendments under provisions of SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure”. Accordingly, the Company records expenses in an amount equal to the excess of the quoted market price over the exercise price of the option over the vesting period.

Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2003	2002	2001

Net (loss)/income as reported	$(26,179,208)	$2,077,785	$12,028,793
Less: Fair value of stock options	(2,659,113)	(2,097,459)	(652,421)
Pro forma net (loss)/income	(28,838,321)	(19,674)	11,376,372
Basic earnings/(loss) per share:
As reported	$(2.97)	$0.23	$1.30
Pro forma	$(3.27)	—	$1.23
Diluted earnings/(loss) per share:
As reported	$(2.96)	$0.22	$1.29
Pro forma	$(3.26)	—	$1.22

The weighted average fair value of options granted was estimated at $4.7539, $5.2892 and $5.2234 in the fiscal years 2001, 2002 and 2003, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2002 and 2003, respectively: risk-free interest rate of 5.69%, 5.59% and 5.59%; dividend yields of 0%; volatility factors of the expected market price of the Company Ordinary Shares of 39%, 40% and 40%; and a weighted-average expected lives of the options of 6 years, 6 years and 5.8 years.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Significant Accounting Policies (continued)

Because compensation expense associated with an option is recognized over the vesting period, the current year impact on pro forma net (loss)/income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

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

(n)	Comprehensive Income / (Loss)

Comprehensive income/(loss) consists of revenue, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income/(loss) but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s other comprehensive income/(loss) is composed of unrealized gains and losses on cash flow hedge adjustments.

SFAS No. 130, “Reporting Comprehensive Income,” requires unrealized gains or losses on the Company’s foreign currency translation adjustments to be included in comprehensive income. However, as noted in note 3 (g), the effect on the Company’s equity of translating the accounts of ND-HK, NDPML, NTXL and NDPFL into US dollars is not material.

(o)	Segment and Geographic Information

The Company reports operating segments and related disclosures under SFAS No. 131, “Disclosure about Segment of an Enterprise and Related Information”. The Company has two reportable segments: the manufacturing and sales of garments and fabric products. The information for these segments is the information used by the Company’s chief operating decision-maker to evaluate operating performance. Information regarding these segments is summarized in note 12.

(p)	Costs of Start-Up Activities

The Company recognizes the costs of start-up activities and organization costs, as incurred. For the years ended March 31, 2001, 2002 and 2003, the Company recognized the cost of start-up activities and organization costs of $588,709, nil and $1,222,354, respectively. This charge is included in other expenses in the consolidated statement of income.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Significant Accounting Policies (continued)

(q)	Derivative Financial Instruments

On April 1, 2001, the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. Under SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualifies as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. Further information about derivatives and hedging is provided in note 18.

The cumulative effect of adopting this accounting change at April 1, 2001, was the recognition in the consolidated statement of income of an unrealized gain amounting to $307,997.

(r)	Fair value of financial instruments

The carrying amount of the Company’s financial instruments, which principally included cash, trade receivables, accounts payable and accrued expenses, do not materially differ from their carrying value.

(s)	Advertising Costs

The Company expenses the cost of advertising as incurred.

(t)	Shipping Costs

The Company expenses the cost of shipping as incurred. Shipping costs for the years ended March 31, 2001, 2002, and 2003 were $4,077,000, $4,832,000 and $7,132,600, respectively.

(u)	New Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” dated June 2001. SFAS No. 143 changes the way companies recognize and measure retirement obligations that are legal obligations and result from the acquisition, construction, development, or normal operation of a long-lived asset. The Company will adopt the provisions of SFAS No. 143 on the first day of fiscal year 2004. The Company does not believe that the adoption of SFAS No. 143 will have a material impact on its financial position or results of operations.

The FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” dated April 2002. SFAS No. 145 states that gains and losses from extinguishment of debt that do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” should not be classified as extraordinary items. Accordingly, SFAS No. 145 rescinds SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 is effective for the Company on the first day of fiscal year 2004. The Company does not believe SFAS No. 145 will have a material impact on its financial position or results of operations.

The FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” dated June 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. In summary, SFAS No. 146 requires that the liability and cost shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for one-time termination benefits that meet certain requirements. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a material impact on its financial position or results of operations.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Significant Accounting Policies (continued)

(u)	New Accounting Pronouncements (continued)

The FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” in November 2002. This interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual period ending after December 15, 2002. The Company does not anticipate the Interpretation will have a material impact on its consolidated financial statements.

The FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” in January 2003. This interpretation clarifies the application of Accounting Research Bulletin No. 51 (“ARB 51”), “Consolidated Financial Statements”, and requires companies to evaluate variable interest entities for specific characteristics to determine whether additional consolidation and disclosure requirements apply. This interpretation is immediately applicable for variable interest entities created after January 31, 2003, and applies to fiscal periods beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. This interpretation also requires extensive disclosures, including disclosure that are applicable to December 31, 2002 financial statements. The Company does not expect that the adoption of this interpretation will have any material impact on its financial position or results of operations because the Company has no variable interest entities.

The FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” dated December 2002. SFAS 148 provides alternative methods for a transition to the fair value method of accounting for stock based compensation. The statement also amends the disclosure provision of SFAS No. 123. “Accounting for Stock Based Compensation” by requiring disclosure in the summary of significant accounting policies of the entity’s accounting policy, and additional disclosure of the impact on net income of the Company’s existing method and fair value method of accounting for stock based compensation. While the Company has not elected to adopt the transition provisions and use the fair value accounting for its stock based compensation, it has complied with the new disclosure requirements under SFAS No. 148. As adopted, this statement does not have any impact on the Company’s results of operations or financial position.

The FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” dated June 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. Management does not expect that the adoption of SFAS No. 149 will have a material effect on Company’s financial position or results of operations.

The FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” dated June 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management does not expect that the adoption of SFAS No. 150 will have a material effect on Company’s financial position or results of operations.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Inventories

Inventories consist of the following:

	As of March 31,

	2003	2002

Raw materials	$13,787,083	$20,816,918
Work in progress	21,104,799	22,694,893
Finished goods	8,939,120	8,442,107
Less: net realizable value provision	(2,316,730)	(1,068,151)

	$41,514,272	$50,885,767

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of March 31,

	2003	2002

Land and buildings	$39,908,051	$37,820,882
Land use rights	1,185,621	1,187,549
Leasehold improvements	1,193,430	1,507,555
Plant and machinery	106,978,425	104,029,974
Equipment and tools	16,283,755	16,488,533
Furniture and fixtures	1,874,571	1,791,997
Computer equipment	1,627,016	1,422,163
Motor vehicles	2,441,558	2,598,776
Construction in progress	7,092,480	5,195,848

	178,584,907	172,043,277
Less: Accumulated depreciation	91,278,613	82,118,877

	$87,306,294	$89,924,400

Plant and machinery includes leased equipment under capital leases with a cost of $11,711,984 and $9,830,882 at March 31, 2002 and 2003. Depreciation charge for those leased plant and machinery during the years ended March 31, 2002 and 2003 amounted to $977,780 and $983,264, respectively. Accumulated depreciation in respect of such equipment amounted to $3,756,078 and $2,919,867 at March 31, 2002 and 2003, respectively.

Land and buildings includes leased buildings with a cost of $4,100,848 and $4,230,375 at March 31, 2002 and 2003, respectively. Depreciation charge for those buildings during the year ended March 31, 2002 and 2003 amounted to $82,671 and $95,902, respectively. Accumulated depreciation in respect of such buildings amounted to $355,752 and $444,536 at March 31, 2002 and 2003, respectively.

Land use rights are amortized on a straight-line basis over the term of the lease, which is 50 years.

Property, plant and equipment with a net book value of $45,483,003 as of March 31, 2003 has been pledged as collateral for certain bank borrowings (notes 7 and 8).

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Income Taxes

Novel Denim has in place various tax strategies to minimize tax liabilities in the jurisdictions in which it operates. The company is not taxed on income in the British Virgin Islands where it is incorporated.

The subsidiaries which are incorporated in the Channel Islands are not subject to income tax because they are non-resident in the Channel Islands.

The subsidiary which is incorporated in Madagascar was exempt from income tax for a period of 5 years starting in calendar year 1998. The subsidiary ceased operations prior to the expiry of the tax holiday.

Effective from April 1, 2000 the Mauritius subsidiaries are subject to tax at a rate of 15%.

The subsidiaries which are incorporated in Hong Kong were subject to tax at a rate of 16% on income arising in Hong Kong during the years ended March 31, 2001, 2002 and 2003 or have unutilised tax losses to offset against the assessable profit during the years.

The subsidiaries which are incorporated in South Africa were subject to tax at a rate of 30% on income during the year ended March 31, 2001, 2002 and 2003. The subsidiaries, however, had no taxable income or have unutilised tax losses to offset against the assessable profit during these years.

The subsidiaries which are incorporated in the British Virgin Islands are not subject to income tax because they are non-resident in the British Virgin Islands.

The subsidiary which is incorporated in China is subject to tax at a rate of 15%.

	Fiscal Year Ended March 31,

	2003	2002	2001

Reconciliation of Effective Income Tax Charge
Income tax (benefit)/charge at applicable rate	$(5,360,866)	$734,004	$1,061,441
Valuation allowance	2,368,226	1,279,803	298,334
Utilization of previously unrecognized losses	(695,150)	(680,626)	(1,022,781)
Income not subject to tax	(1,599,970)	(195,740)	(104,926)
Expenses not deductible for tax purposes	2,907,622	159,757	55,182
Effect of exchange rate changes	3,133,269	(998,993)	(287,250)

Effective income tax	$753,131	$298,205	—

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Company operates.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Income Taxes (continued)

(Loss)/income before income taxes consists of:

	Year Ended March 31,

	2003	2002	2001

British Virgin Islands	$(1,068,449)	$2,006,527	$259,743
Foreign	(24,407,298)	143,010	11,816,703

	$(25,475,747)	$2,149,537	$12,076,446

The provision for income taxes consists of:

	Year Ended March 31,

	2003	2002	2001

Current tax expenses :
British Virgin Islands	—	—	—
Foreign	1,418,525	186,947	—

Total current provision	1,418,525	186,947	—

Deferred tax (benefit) / expense:
British Virgin Islands	—	—	—
Foreign	(665,394)	111,258	—

Total deferred provision	(665,394)	111,258	—

Total provision	$753,131	$298,205	—

Deferred tax assets / (liabilities) comprises the following:

	As of March 31,

	2003	2002

Deferred tax assets :
Loss carry forward	$8,935,018	$3,311,170
Other temporary difference	2,478,905	1,919,650

Total deferred tax assets	11,413,923	5,230,820

Deferred tax liabilities
Fixed assets	(5,490,687)	(2,535,902)

Total deferred tax liabilities	(5,490,687)	(2,535,902)

Valuation allowance	(5,512,266)	(2,806,176)

Net deferred tax assets / (liabilities)	$410,970	$(111,258)

At March 31, 2003, the Company has a loss carried forward of $49,925,877 which is available to reduce future taxable income. At March 31, 2003, other temporary differences mainly arose from temporary timing differences on leased property, plant and equipment which were not fully deductible during the year ended March 31, 2003 but will be available for deduction in future years. The Company recorded a valuation allowance for the deferred tax assets based on the uncertainty as to their ultimate realization.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Short-Term Borrowings

The Company maintains working capital, overdraft and other credit facilities with various commercial bank groups in Mauritius, South Africa, Madagascar, Hong Kong and China. Such facilities bear interest at rates based on the Mauritius, South Africa and Madagascar base rate, the Hong Kong prime rate and lending rates on other non-U.S. dollar currencies and ranged from 1.68% to 17.00% during the year ended March 31, 2003. Information relating to the Company’s short-term credit facilities is summarized as follows:

	As of March 31,

	2003	2002

Total credit facilities available	$79,625,120	$71,272,542
Balance at end of the year	52,268,863	52,532,174
Maximum amount outstanding during the year	56,104,472	52,532,174
Average borrowings during the year	49,886,222	40,984,608
Weighted average interest rate:
On average borrowings, computed monthly	5.63%	7.24%
At year end	4.85%	6.56%

The balance at the end of the year and maximum amount outstanding during the year include amounts in respect of receivables discounted with banks (note 3(l)).

Interest expense on short-term credit facilities amounted to $2,506,597, $2,857,009 and $2,811,828 for the years ended March 31, 2001, 2002 and 2003, respectively. The Company’s credit facilities are subject to periodic review by the lenders and are payable on demand. A portion of the Company’s short-term facilities is secured by liens on the assets of NTL and NGML.

8.	Long-Term Debt

(a)	Long-term debt

Long-term borrowing arrangements comprise of three loans which were arranged by NDHL, NTL Mauritius and NGML Mauritius with various commercial bank groups. Information relating to the Company’s long-term debt facilities is summarized as follows:

	As of March 31,

	2003				2002

	Loan 1	Loan 2	Loan 3	Total	Total

Total credit facilities available	$9,000,000	$1,832,250	$3,500,000	$14,332,850	$13,978,427
Balance at end of the year	7,875,000	1,563,094	3,149,996	12,588,090	13,953,765
Maximum amount outstanding during the year	9,000,000	3,326,583	3,150,000	15,476,583	13,978,427
Average borrowings during the year	8,783,654	3,310,081	1,763,476	13,857,211	7,441,550
Weighted average variable interest rate:	2.40%	8.82%	2.46%	4.35%	5.63%
On average borrowings, computed monthly At year end	2.62%	9.50%	2.00%	3.32%	5.51%

Interest expense on long-term debt amounted to $69,436, $530,134 and $602,831 for the years ended March 31, 2001, 2002 and 2003, respectively.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	Long-Term Debt (continued)

(a)	Long-term debt (continued)

Loan 1 was arranged with The Hongkong & Shanghai Banking Corporation Ltd in Hong Kong. The loan period is for five years from October 2001 with no principal repayment during the first year and then followed by equal quarterly repayments during the rest of the loan period.

Loan 2 was arranged with Barclays Bank plc in Mauritius amounting to Mauritian Rupees (“Rs”) Rs50,000,000. The loan period is for five years from October 2002 with equal monthly principal repayment during the loan period.

Loan 3 was arranged with Mauritius Commercial Bank Ltd in Mauritius. The loan period is for five years from October 2002 with equal monthly principal repayment during the loan period.

(b)	Scheduled maturities

The aggregate amounts of long-term debt maturing in the next five years and thereafter are as follows:

Fiscal Year Ending March 31,	As of March 31, 2003

2004	$3,526,911
2005	3,592,077
2006	3,294,106
2007	1,825,000
2008	349,996

12,588,090
Less: Amounts repayable within one year included in current liabilities	(3,526,911)

$9,061,179

9.	Closure of Madagascar Operation

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

In 2002, for the woven and laundry machinery and computer equipment, no provision was made based on the Company’s expectation and assumption that the machinery and equipment could be successfully relocated, notwithstanding the ongoing political and social instability within Madagascar, to the Company’s other operations in Mauritius, South Africa and China, as the Company could fully utilize the capacity transferred, and the transferred assets could generate sufficient cash flows to support the assets’ carrying value. During 2003, certain assets which were not fully utilized as expected, were impaired by the Company by a further $1,985,531. All the remaining assets were successfully relocated to the Company’s other operations in Mauritius, South Africa and China.

For the knit plant, machinery and equipment, an impairment loss of $577,295 and $378,000 was recorded for the years ended March 31, 2002 and 2003 respectively, based on the Company’s estimate of the net selling price of the assets. All the remaining assets were successfully relocated to the Company’s other operations in Mauritius, South Africa and China.

For other equipment and tools, leasehold improvement and furniture and fixtures, the Company estimated that the fair value of these assets for the year ended March 31, 2002 was nil, since these assets were not be relocated out of Madagascar and could not generate any future benefit to the Company.

As a result a total impairment loss of $2,375,295 and $2,363,531 have been recorded for the years ended March 31, 2002 and 2003 respectively.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Closure of Madagascar Operation (continued)

(b)	Provisions for inventories

A review was carried out in respect of inventories located in Madagascar and provisions were made based on the full physical inventory count and the Company’s estimate of the inventories’ net realizable value after the inclusion of future freight, transportation, packing and related costs, to ensure that the carrying amount of inventories does not exceed their net realizable value.

As a result, an inventory provision of $3,824,000 and nil was recorded in the cost of goods sold for the year ended March 31, 2002 and 2003 respectively.

(c)	Redundancy costs

A redundancy cost of $405,000 was provided for the year ended March 31, 2002, based on the minimum amount required by local Madagascar regulation. Such costs were paid in April 2002.

All the costs related to the closure of the Company’s Madagascar operation were attributable to the results of the garments division in the segment information (note 12) and has been fully settled as of March 31, 2003.

10.	Related Party Transactions

At March 31, 2003, an affiliate of Novel Enterprises Ltd. (“NEL”) held 56.70% of the issued and outstanding ordinary shares of the Company (based on 8,027,809 Ordinary Shares, net of treasury shares).

Amounts due from related parties comprised trade receivables, management and service fees and commissions due from affiliates of NEL to which denim fabric was sold (see (a) and (c) below).

Amounts due to related parties comprise balances with affiliates of NEL. The balances relate to purchases of raw materials and other inventory items, general and administrative expenses (including commissions) and leases (see (b) and (d) below).

(a)	Sales to related parties

The Company’s customers include Tommy Hilfiger U.S.A., Inc., Pepe Jeans Europe B.V., Tommy Hilfiger Wholesale, Inc., Tommy Hilfiger Europe B.V. and certain other affiliates of NEL. Tommy Hilfiger U.S.A., Inc. (“THUSA”) and Tommy Hilfiger Europe B.V are subsidiaries of Tommy Hilfiger Corporation (“Tommy Hilfiger”). Tommy Hilfiger Wholesale, Inc. (“THWS”) is a subsidiary of THUSA. Pepe Jeans Europe B.V. is a subsidiary of Pepe Holdings Limited (“Pepe Holdings”). Affiliates of the Company have indirect interests in Tommy Hilfiger and Pepe Holdings. Additionally, the Company’s Chairman was the Co-Chairman of Tommy Hilfiger until his resignation in October 2002. As of April 2003, none of the Company’s directors or senior officers held similar position in Tommy Hilfiger’s management.

Sales to these related companies are summarized as follows:

	Fiscal Year Ended March 31,

	2003	2002	2001

Tommy Hilfiger U.S.A., Inc.	$2,055,238	$5,517,983	$1,620,085
Tommy Hilfiger Wholesale, Inc.	14,493,487	18,318,967	20,490,742
Pepe Jeans Europe B.V.	33,638	1,013,366	2,079,043
Tommy Hilfiger Europe B.V.	—	58,328	68,113

	$16,582,363	$24,908,644	$24,257,983

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	Related Party Transactions (continued)

(a)	Sales to related parties (Continued)

Amounts receivable from these companies which are included in accounts receivable are as follows:

	As of March 31,

	2003	2002

Tommy Hilfiger U.S.A., Inc.	$181,403	$708,010
Tommy Hilfiger Wholesale, Inc.	1,037,186	2,659,319
Pepe Jeans Europe B.V.	—	92,621
Tommy Hilfiger Europe B.V.	—	37,588

	$1,218,589	$3,497,538

(b)	Purchases from related parties

The Company purchases certain raw materials and other inventory items from affiliates of NEL. Purchases from these companies amounted to $993,993, $24,608 and nil for the years ended March 31, 2001, 2002 and 2003, respectively. Amount due to these related parties amounted to $23,539 and $11,764 as of March 31, 2002 and 2003, respectively.

(c)	Selling, general and administrative expenses

In fiscal 2001, 2002 and 2003, the Company received certain company secretarial services from NEL and its affiliates. Charges to the Company for these services amounted to $132,029, $134,783 and $138,525 for the years ended March 31, 2001, 2002 and 2003, respectively. The charges are based on apportionment of services provided based on estimated or actual usage. Management believes this apportionment to be a reasonable allocation method.

The Company pays commissions to companies affiliated with NEL which act as selling agents on the Company’s behalf. Total commission expense amounted to $629,205, $512,692 and $616,028 for the years ended March 31, 2001, 2002 and 2003, respectively.

Had the Company operated on a stand-alone basis, management believes that selling, general and administrative expenses would not have varied materially from amounts recognized in the years presented.

(d)	Leases

The Company leases office space from a company which is a subsidiary of NEL. Rental charges to the Company for the years ended March 31, 2001, 2002 and 2003 amounted to $136,543, $173,432 and $159,272 respectively.

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

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

12.	Segment Information and Sales to Major Customers

The Company generates substantially all of its operating income through the export of garments and fabric from Mauritius, Madagascar, South Africa and China to its customers in Europe, U.S. and elsewhere.

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

(a)	Segment Information

The following sets out sales by business segment:

	Fiscal Year Ended March 31,

	2003	2002	2001

Garments—third parties	$81,236,480	$118,459,721	$109,971,378
Fabric—garments division and third parties	92,501,949	84,273,576	63,307,713
Inter-divisional sales	(28,752,573)	(44,148,129)	(35,232,900)

	$144,985,856	$158,585,168	$138,046,191

The following sets out operating (loss)/income by business segment and a reconciliation to (loss)/income before minority interest:

	Fiscal Year Ended March 31,

	2003	2002	2001

Garments	$(19,630,035)	$(7,808,978)	$11,641,050
Fabric	(1,564,294)	13,339,339	6,416,910
Corporate and other	(755,690)	(478,275)	(926,921)
Elimination of unrealized profit	784,675	1,052,573	(1,885,843)

Operating (loss)/income	$(21,165,344)	$6,104,659	$15,245,196
Interest expense	(4,358,031)	(4,165,037)	(3,240,373)
Interest income	47,628	209,916	71,623

(Loss)/income before minority interest and taxation	$(25,475,747)	$2,149,538	$12,076,446

Eliminations comprise elimination of unrealized (profit) / loss on inter-divisional sales of inventory.

The following sets out capital expenditure and depreciation expense by segment:

	Fiscal Year Ended March 31,

	2003	2002	2001

Capital expenditure:
Garments	$2,536,749	$3,754,706	$10,824,021
Fabric	8,144,877	7,228,572	5,462,152

	$10,681,626	$10,983,278	$16,286,173

Depreciation:
Garments	$2,763,393	$4,708,208	$3,769,577
Fabric	8,522,585	7,144,404	5,932,915

	$11,285,978	$11,852,612	$9,702,492

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

12.	Segment Information and Sales to Major Customers (continued)

(a)	Segment Information (continued)

The following sets out identifiable assets between segments:

	As of March 31,

	2003	2002

Garments	$40,103,591	$63,186,358
Fabric	120,510,806	123,670,758
Corporate and other	320,214	2,522,986

	$160,934,611	$189,380,102

Included in corporate and other identifiable assets are certain cash and cash equivalents, and certain related party balances.

The following sets out long-lived assets by country:

	As of March 31,

	2003	2002

Mauritius	$46,830,877	$50,942,526
Madagascar	—	5,783,708
South Africa	25,584,980	18,198,109
China	14,398,392	14,342,303
Others	492,045	657,729

	$87,306,294	$89,924,395

(b)	Major customers

The Company sells garments to THWS and The Gap Inc., which individually comprises 10% and 7.7% of the Company’s sales for the year ended March 31, 2003 respectively. Sales to the two companies comprised more than 10% of the Company’s sales during the year ended March 31, 2001 and 2002. Sales to THWS are disclosed in note 10 above. Sales to The Gap Inc. amounted to $31,604,398, $48,926,829 and $11,140,252 for the years ended March 31, 2001, 2002 and 2003, respectively.

(c)	Export sales

The following sets out sales by country:

	Fiscal Year Ended March 31,

	2003	2002	2001

Europe
- France	$12,550,892	$10,947,979	$12,763,386
- Britain	14,057,821	19,573,500	29,875,202
- Netherlands	438,533	2,455,742	5,701,237
- Belgium	2,146,156	2,191,667	103,035
Africa
- Mauritius	12,234,806	9,615,116	8,256,374
- Madagascar	935,928	1,682,411	2,282,400
- Zimbabwe	1,467,241	2,475,932	2,093,033
USA	50,265,035	80,403,837	56,191,891
PRC and Hong Kong	23,421,591	11,617,108	4,860
Others	27,467,853	17,621,876	20,774,773

	$144,985,856	$158,585,168	$138,046,191

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

13.	Commitments and Contingencies

(a)	Operating leases

The Company enters into noncancellable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under operating lease commitments:

Fiscal Year Ending March 31,	As of March 31, 2003

2004	$979,730
2005	225,290
2006	13,002
2007	45,065
2008	733
Thereafter	22,723

$1,286,543

(b)	Capital leases

Future minimum obligations for assets held under capital lease arrangements are as follows:

Fiscal Year Ending March 31,	As of March 31, 2003

2004	$4,394,646
2005	1,281,915
2006	1,161,792
2007	1,161,792
2008	1,161,792
Thereafter	772,609

9,934,546
Less: interest costs	(2,082,853)

$7,851,693

(c)	Letters of credit

As of March 31, 2003, the Company has unexpired bank letters of credit related to commitments for the purchase of inventories, spare parts and machinery in the amount of $5,663,670.

(d)	Purchase commitments

In the normal course of business the Company enters into contractual arrangements for future purchases of raw cotton to ensure availability and timely delivery. As of March 31, 2003, the Company had outstanding purchase commitments for inventory of $8,249,517. The amount the Company was required to pay in respect of these commitments was less than the spot price, as at March 31, 2003, for such inventory by $794,955.

No provision is required in respect of this amount since the estimated net realizable value of the related finished goods inventory exceeds estimated cost.

The Company also enters into contractual arrangements for the purchase of plant and machinery and factory premises construction. As of March 31, 2003, the Company had such outstanding commitments of $55,320.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

14.	Employee Benefits

Other liabilities comprise a provision for deferred employee benefits amounting to $651,031 and $686,480 as of March 31, 2002 and 2003, respectively. The provision represents an estimate of long service payments payable to employees in Hong Kong in the future and is calculated based on the applicable laws of Hong Kong.

The Company also distributes up to 5% of its income before bonuses and minority interest each year as bonuses to executives and other employees under an informal arrangement. All amounts payable under this arrangement up to March 31, 2003 have been provided for in the financial statements.

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make contributions to the state-sponsored retirement plan at 8.0% of employees’ salaries for the fiscal years 2001, 2002 and 2003.

The retirement plan contributions for the year ended March 31, 2001, 2002 and 2003 were approximately nil, $37,719 and $79,288, respectively.

In addition to the pension contributions pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately nil, $10,106 and $19,231 for the years ended March 31, 2001, 2002 and 2003, respectively, were calculated at 1.0% in the fiscal years 2001, 2002 and 2003 of the employees’ actual salaries.

The Company’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Company and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ cash income with maximum contribution by each of the Company and the employees limited to HK$1,000 per month. The retirement benefits scheme cost charged to the income statement represents contributions payable by the Company to the fund. During the years ended March 31, 2001, 2002, and 2003, contributions amounting to approximately $88,186, $150,074 and $107,516, respectively.

15.	Stock Repurchases

From time to time, the Board of Directors authorizes the company to repurchase the ordinary shares of Novel Denim Holdings Limited. The Company repurchased 1,113,091 common shares at a cost of $3,703,376 in 2003 (2002: 20,100 common shares at a cost of $178,410). In 2003, the Company did not retire the shares it repurchased. In 2003, the Company issued 2,000 treasury shares, as a result of exercises of stock options by employees. At March 31, 2003, 1,409,691 (2002: 298,600) of treasury stock is retained. The Company plans to continue to purchase shares on the open market from time to time, depending on market conditions.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

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

The following is a summary of stock option transactions which occurred during the year ended March 31, 2003:

	2003		2002

		Weighted		Weighted
		Average		Average
		Exercise Price		Exercise Price
	Options	Per Share	Options	Per Share

Outstanding as of April 1	697,960	$11.28	728,160	$10.34
Granted	2,000	6.65	75,000	11.03
Cancelled	(57,400)	11.31	(16,000)	4.75
Exercised	(2,000)	3.56	(89,200)	4.60

Outstanding as of March 31	640,560	$11.28	697,960	$11.28

The following table summarizes information concerning currently outstanding and exercisable options:

			Options Outstanding			Options Exercisable

				Weighted
				Average	Weighted		Weighted
Range of				Remaining	Average		Average
exercise			Number	Contractual	Exercise Price	Number	Exercise Price
prices			Outstanding	Life	Per Share	Exercisable	Per Share

$3.5625	- $	5.0313	87,360	7.00	$3.77	61,360	$3.72
$7.50	- $	10.8125	262,200	6.28	$7.76	201,320	$7.76
$12.64	- $	20.25	291,000	4.99	$16.71	227,520	$17.57

The Company accounts for stock-based compensation arrangements under APB Opinion No. 25. Under APB Opinion No. 25, because the exercise price of the Company stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

17.	Earnings / (Loss) Per Share

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated in accordance with SFAS No. 128, as follows:

	2003	2002	2001

Net (loss)/income (Numerator for basic and diluted earnings/(loss) per share-income available to holders of Ordinary Shares)	$(26,179,208)	$2,077,785	$12,028,793

Denominator for basic earnings/(loss) per share-weighted-average shares	8,807,898	9,110,485	9,220,684
Effect of dilutive securities	28,821	145,966	95,257

Denominator for diluted earnings/(loss) per share-weighted-average number of Ordinary Shares and dilutive potential Ordinary Shares	8,836,719	9,256,451	9,315,941

Basic earnings/(loss) per share	$(2.97)	$0.23	$1.30
Diluted earnings/(loss) per share	$(2.96)	$0.22	$1.29

Stock options to purchase 640,560 common share in 2003 and 329,000 common shares in 2002 were outstanding, but were not included in the computation of diluted earnings/(loss) per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

NOVEL DENIM HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

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

Concentrations of credit risk with respect to accounts receivable arise due to a significant portion of the Company’s sales deriving from relatively few customers. As of March 31, 2003, accounts receivable included $9,979,250 attributable to the Company’s ten largest receivables balances. The Company manages its risk by securing letters of credit for the majority of its sales.

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

Principal currencies hedged include the Euro and British pound. At March 31, 2003 such forward exchange contracts were recorded at their fair value with gains of $27,502. The maturity dates of the forward exchange contracts outstanding at March 31, 2003 ranged from 1 month to 3 months.

For forward exchange contracts designated as cash flow hedges, gains and losses are recorded in other comprehensive income until the foreign currency denominated sales transactions are recognized in earnings. For the year ended March 31, 2003 forward exchange contracts with contract values amounting to $4,479,010 were de-designated from cash flow hedge and a net gain on these derivatives of $19,443 was reclassified to net revenues. Hedge ineffectiveness had no material impact on earnings for the year ended March 31, 2003. The Company estimates that net derivative gains of $8,059 included in accumulated other comprehensive income at March 31, 2003 will be reclassified into earnings during the next twelve months.

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

EXHIBIT INDEX

Exhibit			Page
Number	Description		Number

1	—	Amended and Restated Memorandum of Association and Articles of Association of the Company (previously filed as Exhibit 3 to Registration No. 333-7184 and incorporated herein by reference)

4.1	—	Employment Agreement dated as of April 1, 2002 between the Company and K.C. Chao (previously filed as Exhibit 4.1 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

4.2	—	Employment Agreement dated as of April 1, 2002 between the Company and Mei-Ling Liu (previously filed as Exhibit 4.2 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

4.3	—	Employment Agreement dated as of April 1, 2002 between the Company and Alain Rey (previously filed as Exhibit 4.3 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

4.4	—	Employment Agreement dated as of December 21, 2002 between the Company and Isaacs Lam	86

4.5	—	Lease dated as of February 15, 1989 between Novel Textiles Limited (formerly known as “Union Textiles Limited”) and Summit Textiles Limited (previously filed as Exhibit 10.5 to Registration No. 333-7184 and incorporated herein by reference)

4.6	—	Lease dated as of July 19, 1990 between Novel Garments (Mauritius) Limited and Fatvan Industrial Ltd. (previously filed as Exhibit 10.6 to Registration No. 333-7184 and incorporated herein by reference)

4.7	—	Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.7 to Registration No. 333-7184 and incorporated herein by reference)

4.8	—	Lease dated as of May 19, 1993 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.8 to Registration No. 333-7184 and incorporated herein by reference)

4.9	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.9 to Registration No. 333-7184 and incorporated herein by reference)

4.10	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.10 to Registration No. 333-7184 and incorporated herein by reference)

4.11	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.11 to Registration No. 333-7184 and incorporated herein by reference)

4.12	—	Lease dated as of March 31, 1997 between Novel Denim (HK) Limited and Swanco Limited (previously filed as Exhibit 10.12 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit			Page
Number	Description		Number

4.13	—	Lease dated as of January 30, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.13 to Registration No. 333-7184 and incorporated herein by reference)

4.14	—	Lease dated as of October 29, 1996 between Novel Garments (Mauritius) Limited and Development Bank of Mauritius Ltd. (previously filed as Exhibit 10.14 to Registration No. 333-7184 and incorporated herein by reference)

4.15	—	Lease dated as of January 1997 between Novel Garments (Mauritius) Limited and the Mauritius Export Development and Investment Authority (previously filed as Exhibit 10.15 to Registration No. 333-7184 and incorporated herein by reference)

4.16	—	Lease dated May 28, 1996 between Industrial Development Corporation of South Africa Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.3 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

4.17	—	Lease dated as of October 19, 1999 between Byren Trading Limited and Cayuga Estates Limited (previously filed as Exhibit 2.5 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.18	—	Lease dated as of September 1, 1999 between Novel Garments (Mauritius) Ltd and Didi Industrial Limited (previously filed as Exhibit 2.6 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.19	—	Amended Lease Agreement dated April 1, 1999 between Novel Denim (HKD) Ltd and Swanco Limited (previously filed as Exhibit 2.7 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

4.20	—	Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.20 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.21	—	Lease Agreement dated April 13, 2000 between Novel Garments (Madagascar) S.A. and Filatex S.A. (previously filed as Exhibit 4.21 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

4.22	—	Amended and Restated Employee Stock Option Plan of the Company and its subsidiaries (previously filed as Exhibit 4.1 to Form S-8 (Registration No. 333-10796), as filed on September 14, 1999 and incorporated herein by reference)

4.23	—	Non-Employee Directors Stock Option Plan of the Company (previously filed as Exhibit 10.24 to Registration No. 333-7184 and incorporated herein by reference)

8.1	—	List of Subsidiaries	92

10.1	—	Land Purchase Agreement dated as of April 18, 1995 between Novel Textiles Limited and Rajman Prayag (previously filed as Exhibit 10.16 to Registration No. 333-7184 and incorporated herein by reference)

10.2	—	Credit Agreement dated as of March 18, 1996 between Novel Textiles Limited and Finlease Company Limited (previously filed as Exhibit 10.17 to Registration No. 333-7184 and incorporated herein by reference)

Exhibit			Page
Number	Description		Number

10.3	—	Credit Agreement dated as of May 13, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.18 to Registration No. 333-7184 and incorporated herein by reference)

10.4	—	Credit Agreement dated as of August 6, 1996 between Novel Garments (Mauritius) Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.19 to Registration No. 333-7184 and incorporated herein by reference)

10.5	—	Credit Agreement dated as of August 6, 1996 between Novel Textiles Limited and The Mauritius Commercial Bank Ltd. (previously filed as Exhibit 10.20 to Registration No. 333-7184 and incorporated herein by reference)

10.6	—	Credit Agreement dated as of October 7, 1996 between Novel Garments (Mauritius) Limited and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.21 to Registration No. 333-7184 and incorporated herein by reference)

10.7	—	Credit Agreement dated as of February 28, 1997 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale (previously filed as Exhibit 10.22 to Registration No. 333-7184 and incorporated herein by reference)

10.8	—	Credit Agreement dated as of May 21, 2001 between Novel Textiles Limited and Banque Nationale De Paris Intercontinentale (previously filed as Exhibit 10.8 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.9	—	Credit Agreement dated as of May 25, 2001 between Novel Spinners (SA)(Pty)Ltd, Novel Weavers (SA)(Pty)Ltd, Seawind Investments 4 (Pty) Ltd and Nedcor Bank Limited (previously filed as Exhibit 10.9 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.10	—	Credit Agreement dated as of August 23, 2001 between Novel Spinners (SA)(Pty)Ltd and Nedcor Bank Limited (previously filed as Exhibit 10.10 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.11	—	Credit Agreement dated as of March 27, 2002 between Novel Denim Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.11 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.12	—	Credit Agreement dated as of March 27, 2002 between Novel Denim (HK) Ltd and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.12 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.13	—	Credit Agreement dated as of March 28, 2002 between Novel Garments International Ltd and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.13 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.14	—	Credit Agreement dated as of January 18, 2002 between Novel Dyeing & Printing Mills Ltd. and The Hongkong and Shanghai Banking Corporation Limited	94

10.15	—	Credit Agreement dated as of February 18, 2002 between Novel Denim (HK) Ltd. and The Hongkong and Shanghai Banking Corporation Limited	101

Exhibit			Page
Number	Description		Number

10.16	—	Credit Agreement dated as of March 27, 2002 between NDP Fabrics Ltd. and The Hongkong and Shanghai Banking Corporation Limited	105

10.17	—	Credit Agreement dated as of May 21, 2002 between Novel Spinners (SA)(Pty) Ltd., Novel Weavers (SA)(Pty) Ltd. and Novel Dyers (SA)(Pty) Ltd. and Nedcor Bank	110

10.18	—	Credit Agreement dated as of June 6, 2002 between Novel Denim Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited	116

10.19	—	Credit Agreement dated as of July 16, 2002 between Novel Textiles Ltd. and The Mauritius Commercial Bank Ltd.	120

10.20	—	Credit Agreement dated as of July 16, 2002 between Novel Garments Ltd. and The Mauritius Commercial Bank Ltd.	122

10.21	—	Credit Agreement dated as of October 29, 2002 between NDP Fabrics Ltd and The Hongkong and Shanghai Banking Corporation Limited	124

10.22	—	Credit Agreement dated as of January 16, 2003 between Novel Garments (Mauritius) Ltd. and The Hongkong and Shanghai Banking Corporation Limited	126

10.23	—	Credit Agreement dated as of June 10, 2003 between Novel Garments International Ltd and The Hongkong and Shanghai Banking Corporation Limited	134

10.24	—	Registration Rights Agreement dated as of May 13, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.25 to Registration No. 333-7184 and incorporated herein by reference)

10.25	—	Redemption Agreement dated as of April 25, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.26 to Registration No. 333-7184 and incorporated herein by reference)

10.26	—	Share Purchase Agreement dated August 9, 1998 by and among Novel Textiles (BVI) Limited, Novel Denim Holdings Limited and Novel Enterprises Limited (previously filed as Exhibit 2.1 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

10.27	—	Share Purchase Agreement dated August 7, 2001 by and among Novel Investment Holdings Limited, Novel Denim Holdings Limited and Novel Enterprises Limited (previously filed as Exhibit 10.17 to Form 20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

10.28	—	Suspensive Sale Agreement dated May 6, 1996 between Findevco (Proprietary) Limited and Novel Spinners SA (Proprietary) Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.4 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

10.29	—	Credit Agreement and Guarantee dated June 23, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.9 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

Exhibit			Page
Number	Description		Number

10.30	—	Credit Agreement and Guarantee dated August 11, 1999 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 2.10 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

10.31	—	Credit Agreement dated May 25, 2000 between Novel Denim Holdings Limited and Certain of its Subsidiaries and The Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.15 to Form 20-F for the fiscal year ended March 31, 2001 and incorporated herein by reference)

10.32	—	Consent of PricewaterhouseCoopers	138

31.1	—	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	140

31.2	—	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	142

32	—	Certifications of the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	144