Form 20-F
period 2004-03-31
NOVEL DENIM HOLDINGS LTD
filed 2004-09-30
CIK 1041868

================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
      For the fiscal year ended: March 31, 2004

                                       or

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
      For the transition period from _______ to ___________

Commission file number:  0-29368


                          NOVEL DENIM HOLDINGS LIMITED
                 -----------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

                          NOVEL DENIM HOLDINGS LIMITED
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                             British Virgin Islands
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                       Cheung Sha Wan, Kowloon, Hong Kong
                 -----------------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                     NAME OF EACH EXCHANGE
     TITLE OF EACH CLASS                              ON WHICH REGISTERED
     -------------------                           --------------------------

       Ordinary Shares                             The Nasdaq SmallCap Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

      Ordinary Shares, par value US $1.00..................... 8,027,809


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filling requirements for the past 90 days. Yes X No __

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 X Item 18__
================================================================================

                                TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----
             Preliminary Note

                                                 PART I

Item 1.      Identity of Directors, Senior Management and Advisors.............................     1
Item 2.      Offer Statistics and Expected Timetable...........................................     1
Item 3.      Key Information...................................................................     2
Item 4.      Information on the Company........................................................     8
Item 5.      Operating and Financial Review and Prospects......................................    16
Item 6.      Directors, Senior Management and Employees........................................    26
Item 7.      Major Shareholders and Related Party Transactions.................................    30
Item 8.      Financial Information.............................................................    31
Item 9.      The Offer and Listing.............................................................    32
Item 10.     Additional Information............................................................    33
Item 11.     Quantitative and Qualitative Disclosures About Market Risk........................    38
Item 12.     Description of Securities Other than Equity Securities............................    39

                                                 PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies...................................    40
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds......    40

                                                 PART III

Item 15.     Controls and Procedures...........................................................    40
Item 16A.    Audit Committee Financial Expert..................................................    40
Item 16B.    Code of Ethics....................................................................    40
Item 16C.    Principal Accountant Fees and Services............................................    41
Item 16D.    Exemptions From The Listing Standards For Audit Committees........................    41
Item 16E.    Purchases Of Equity Securities By The Issuer And Affiliated Purchasers............    41

                                                 PART IV

Item 17.     Financial Statements..............................................................    42
Item 18.     Financial Statements..............................................................    42
Item 19.     Exhibits..........................................................................    43
             Financial Statements Pursuant to Item 17..........................................   F-1

                                PRELIMINARY NOTE

      This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, uncertainties in the garment and fabric industries; competition in the apparel fabric industry; our dependence on key customers and our lack of long-term contracts; risks associated with our foreign operations; tax matters; an absence of an active trading market in our shares; continued operating losses; changes in international trade policies; our production capacity; availability and cost of raw materials; our dependence upon key personnel, differences in laws of the British Virgin Islands; exchange rate fluctuations; our control by our principal shareholder; and taxation of foreign corporations, as well as other risks and uncertainties both referenced and not referenced in this Annual Report. These risks are more fully described under Item 3. "Key Information -- Risk Factors" of this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      All references in this document to "Novel Denim" or the "Company" are to Novel Denim Holdings Limited, a British Virgin Islands ("BVI") international business company, and its subsidiaries.

      In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "fiscal" or "fiscal year" refer to the fiscal year ended March 31 of the calendar year mentioned.

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

            Not Applicable.


ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

            Not Applicable.

ITEM 3.     KEY INFORMATION

      The selected consolidated financial and other information presented below have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are derived from the Consolidated Financial Statements of the Company for, and as of, the years ended March 31, 2000 through 2004. The Consolidated Financial Statements for, and as of, the years ended March 31, 2000 through 2004 have been audited by PricewaterhouseCoopers, Independent Registered Public Accounting Firm. The information should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report and Item 5. "Operating and Financial Review and Prospects."

                                                                                          FISCAL YEAR ENDED MARCH 31,
                                                                             ------------------------------------------------------
                                                                              2000        2001      2002        2003        2004
                                                                             --------   --------  ---------   ---------   ---------
                                                                                    (in thousands, except per share amounts)
STATEMENT OF INCOME DATA:
Net sales .................................................................  $105,101   $138,046  $ 158,585   $ 144,794   $ 150,703
Cost of goods sold ........................................................    84,456    107,465    132,201     130,960     136,538
                                                                             --------   --------  ---------   ---------   ---------
Gross profit ..............................................................    20,645     30,581     26,384      13,834      14,165
Other revenues (1) ........................................................       638        440        790       1,459       4,207
Selling, general and administrative expenses ..............................    12,248     15,187     18,693      30,944      24,043
Impairment loss (2) .......................................................        --         --      2,375       2,409      22,294
Other expenses (3) ........................................................        --        589         --          --       4,188
                                                                             --------   --------  ---------   ---------   ---------
Operating income/(loss) ...................................................     9,035     15,245      6,106     (18,060)    (32,153)
Interest expense, net .....................................................     2,723      3,169      3,955       4,211       2,999
                                                                             --------   --------  ---------   ---------   ---------
Income/(loss) before minority interest, tax and effect of accounting change     6,312     12,076      2,151     (22,271)    (35,152)
Minority interest .........................................................       (52)        48         82         (50)       (216)
Taxation ..................................................................        --         --        298         753       1,465
                                                                             --------   --------  ---------   ---------   ---------
Income/(loss) from continuing operations before effect of accounting change     6,364     12,028      1,771     (22,974)    (36,401)
Cumulative effect of accounting change ....................................        --         --        308          --          --
Net loss from discontinued operation (4) ..................................        --         --         (1)     (3,205)     (7,312)
                                                                             --------   --------  ---------   ---------   ---------
Net income/(loss) .........................................................  $  6,364   $ 12,028  $   2,078   $ (26,179)  $ (43,713)
                                                                             ========   ========  =========   =========   =========
Earnings per share before accounting change from continuing operations
   Basic Earnings per share ...............................................  $   0.67   $   1.30  $    0.19   $   (2.61)  $   (4.54)
   Diluted Earnings per share .............................................  $   0.67   $   1.29  $    0.19   $   (2.61)  $   (4.54)
Earnings per share after accounting change
   Basic Earnings per share ...............................................  $   0.67   $   1.30  $    0.23   $   (2.97)  $   (5.45)
   Diluted Earnings per share .............................................  $   0.67   $   1.29  $    0.22   $   (2.97)  $   (5.45)
Weighted average Ordinary Shares outstanding - Basic (5) ..................     9,438      9,221      9,110       8,808       8,028
Weighted average Ordinary Shares outstanding - Diluted (5) ................     9,439      9,316      9,256       8,808       8,028

                                                                                               AS OF MARCH 31,
                                                                             ------------------------------------------------------
                                                                              2000        2001      2002         2003       2004
                                                                             --------   --------  ---------   ---------   ---------
                                                                                               (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents .................................................  $  2,017   $  2,361  $  12,995   $   5,936   $   3,684
Working capital (exclusive of cash and cash equivalents) (6) ..............    20,474     21,682     13,157      (7,760)    (20,139)
Total assets ..............................................................   124,710    149,120    189,380     161,624     119,612
Short-term debt (7) .......................................................    18,099     27,681     54,963      57,169      62,493
Long-term debt (8) ........................................................     5,068      3,610     17,542      13,132       8,596
Share Capital .............................................................    25,425     22,527     22,758      19,062      19,062
Shareholders' equity (5) ..................................................    85,750     94,880     97,209      67,322      23,620

                                                                                          FISCAL YEAR ENDED MARCH 31,
                                                                             ------------------------------------------------------
                                                                              2000        2001      2002        2003        2004
                                                                             --------   --------  ---------   ---------   ---------
OPERATING DATA:
Garment production, excluding discontinued operation (thousands of pieces).     8,711     12,395     15,391       9,736       7,958
Fabric production (thousands of meters) ...................................    19,190     24,716     33,302      31,710      25,887
Fabric printing (thousands of meters) .....................................        --         --     15,882      29,966      32,696

----------

(1) Other revenues consist of net gains(loss) from disposals of property, plant and equipment, sales of scrap materials, net proceeds from yarn sales, a government subsidy on exports in South Africa, commissions received from an affiliate and other related or nonrecurring items. See
      Item 7. "Major Shareholders and Related Party Transactions."

(2) Impairment loss consists of partial write off of fixed assets related to the closure of the Madagascar operations during fiscal 2002 and 2003, and the winding-down and announced divestiture of all the Mauritius operations and strategic review of the textile operations in South Africa, during fiscal 2004.

(3) Other expenses consist of start-up costs associated with the Company's South African facilities in fiscal 2001 and provision for redundancy cost following the winding-down of Mauritius operations in fiscal 2004.

(4) On February 9, 2004, the Company announced that it had stopped garment production in South Africa. As a result, an impairment loss was recorded and redundancy costs were provided for in the year ended March 31, 2004. Such costs were paid in May 2004. Novel Garments (SA) (Pty) Limited ("NGSAL") was fully closed down at March 31, 2004 and had no outstanding orders. The Company plans to dispose of its equity interest in NGSAL to a third party and expects to complete the transaction within one year after the year end date. Therefore, NGSAL was treated as a discontinued operation in accordance with FAS 144. See Note 10 to the Consolidated Financial Statements.

(5) During fiscal 2001, the Company repurchased 420,200 Ordinary Shares for a total of approximately $3.1 million. During fiscal 2002, the Company repurchased 20,100 Ordinary Shares for a total of approximately $0.2 million. During fiscal 2003, the Company repurchased 1,113,091 Ordinary Shares for a total of approximately $3.7 million.

(6)   Working capital consists of current assets less current liabilities.

(7)   Including current portion of long-term debt and capital leases.

(8)   Including long-term portion of capital leases.


RISK FACTORS

      UNCERTAINTIES IN THE GARMENT AND FABRIC INDUSTRIES

      The Company currently sells its fabrics to garment manufacturers and converters who supply their products to customers in the United States, Europe and Asia. Historically, the apparel industry has been subject to substantial cyclical variations. In particular, Europe and the United States ("U.S.") have experienced fluctuations in demand for denim and chino in recent years. We cannot assure you that the Company's financial condition and results of operations will not be adversely affected by any such fluctuations. In addition, a recession in the general European and/or U.S. economies or uncertainties regarding future economic prospects that affect consumer spending habits has had and could continue to have a material adverse effect on Novel Denim's financial condition and results of operations.

      COMPETITION IN THE APPAREL FABRIC INDUSTRY

      The denim, chino and dyed fabric businesses are highly competitive. In the denim and chino fabric business, the Company faces competition from textile manufacturers throughout the world, specifically in lower production cost regions such as China, Bangladesh, Sri Lanka and other countries in Asia and Africa. In the manufacturing of printed and dyed fabrics in China, the Company faces competition from a number of Far East dyeing and printing companies who are significantly larger and more diversified than the Company and have substantially greater resources. In addition, the Company requires a longer shipping time than many of its competitors. Management believes that Novel Denim's ability to compete effectively depends upon its continued ability to offer a large selection of high-quality fabrics at competitive prices. We may not be able to compete favorably, and we cannot assure you that our efforts to compete will be successful or that new or larger competitors will not significantly impact our business, results of operations and financial condition.

      DEPENDENCE ON KEY CUSTOMERS; NO LONG-TERM CONTRACTS WITH CUSTOMERS

      The Company's top ten fabric customers comprised approximately 31.7% of total fabric sales in fiscal 2004. VF Corporation, one of the top ten fabric customers of the Company, accounted for approximately 2.9% of Novel Denim's total fabric sales (and approximately 1.4% of its total sales) in fiscal 2004. The loss of any one or all of the top ten customers, or a significant reduction in their purchases from Novel Denim, will have a material adverse effect on the Company's financial condition and results of operations. The Company's largest customers in fiscal 2004 included Vetir S.A. (Mi Temps), Tommy Hilfiger and Liz Claiborne, all of whom were garment customers and are no longer directly customers of the Company as the Company no longer produces garments.

      The Company does not have any long-term contracts with its customers. As a result, we cannot assure you that historic levels of business from any customer of the Company will continue in the future.

      FOREIGN OPERATIONS IN MAURITIUS, SOUTH AFRICA AND CHINA

      The Company's operations are affected by economic, environmental, political, governmental and labor conditions in South Africa and China, where all of its manufacturing facilities are presently located. The Company presently also has some fixed assets in Mauritius which are held for disposal following the announcement in May 2004 to wind-down all operations in Mauritius, which was followed by the sale of its denim textile and one garment operation to a local buyer and subsequent other disposal transactions.

      South Africa, where the Company manufactures chino and denim fabric, has undergone significant political and economic instability. Political, economic and social tensions continue to sustain a high level of violence in South Africa. The South African rand has experienced and continues to experience significant volatility. A significant portion of the population in South Africa is unemployed and/or uneducated. Accordingly, we cannot predict the political, social or economic stability of South Africa. Furthermore, we cannot assure you that economic, political, governmental or labor conditions in South Africa will not have an adverse effect on the Company's financial condition and results of operations. In January 2004, the Company announced plans to close its garment operations in Cape Town, South Africa as a result of continuing operating losses. The Company is currently negotiating with a local buyer to acquire these assets and the transaction is expected to be completed in October 2004. See Note 10 to the Company's consolidated financial statements.

      In October 2001, the Company began operations in People's Republic of China ("PRC" or "China") through the acquisition of NDP Holdings Limited ("NDP") (see Item 7. "Major Shareholders and Related Party Transactions -- Acquisition of NDP Holdings Limited"), which began operations in 1988. The PRC has historically had a planned economy but has, in certain aspects, been transitioning to a more market-oriented economy. The Company cannot predict the effects these measures may have on the Company's business, financial position or results of operations. Furthermore, the Chinese government may not continue to pursue these policies or may significantly alter them to the Company's detriment from time to time without notice.

      Specifically, changes in policies by the Chinese government resulting in changes in rules, regulations, laws, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect the Company's financial condition or results of operations. For example, the nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of the Company's investment in China. NDP's subsidiary operations in China are also, by law, subject to administrative review by various national, provincial and local agencies of the Chinese government. Governmental oversight or changes to existing rules and regulations relating to administrative review could adversely affect the Company's results of operations.

      The Company's operations in China are subject to other risks as well, including:

      A lack of remedies and impartiality under the Chinese legal system may prevent the Company from enforcing the tenancy agreements under which NDP operates its factories or affect its ability to maintain NDP's business license.

      NDP operates its factory under long term tenancy agreements (through 2038) with the local Chinese government. These tenancy agreements may be difficult to enforce in China, which could force the Company to accept terms that may not be as favorable as those provided in its other tenancy agreements. Unlike the U.S., China has a civil law system in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the Company's ability to enforce commercial claims or to resolve commercial disputes is unpredictable because the laws may be relatively new. These matters may also be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their outcome.

      NDP's activities in China also require business licenses which are subject to review and approval by various national and local agencies of the Chinese government. Should NDP's business licenses in China not be renewed or approved, NDP would be required to move its operations out of China, which would impair its profitability, competitiveness and market position and would jeopardize NDP's ability to continue operations.

      Uncertain applications of Chinese tax laws could subject the Company to greater taxes in China.

      Under applicable Chinese law, the Company has been afforded a number of tax concessions by the Chinese taxing authorities and has avoided paying taxes on a substantial portion of its operations in China. The Chinese tax system is subject to substantial uncertainties and was subject to significant changes enacted on January 1, 1994, the interpretation and enforcement of which are still uncertain. Currently, under the Chinese tax system, the Company can obtain tax benefits by reinvesting profits of its subsidiary in China. The Company is subject to taxes at a rate of 15% of the Company's Chinese taxable profits. Changes in Chinese tax laws or their interpretation or application may subject the Company to greater Chinese taxation in the future.

      Controversies affecting China's trade with the United States could harm the Company's operations or depress its share price.

      While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect NDP's business by, among other things, causing its products in the United States to become more expensive, which could result in a reduction in the demand for its products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting the Company's business, could also adversely affect the prevailing market price of the Company's ordinary shares.

      Changes in currency rates involving the Hong Kong dollar or Chinese yuan could increase the Company's expenses or cause economic or political problems affecting its business.

      NDP's sales are predominately denominated in Hong Kong and U.S. dollars. In addition, a significant portion of NDP's operating costs including labor and electricity costs are denominated in Chinese yuan. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each U.S. dollar. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, the Company's results of operations and financial condition could be materially adversely affected. Any material increase in the value of the Hong Kong dollar or Chinese yuan relative to the U.S. dollar would increase the Company's expenses.

      A significant portion of NDP's business is generated from Hong Kong. In addition a significant portion of NDP's costs are denominated in Hong Kong dollars. Hong Kong is a Special Administrative Region ("SAR") of PRC with its own government and legislature and it currently enjoys a high degree of autonomy from the PRC. The Company can give no assurance that Hong Kong will continue to enjoy autonomy from the PRC. The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation and the SAR government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. The Company can not assure you that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained, and changes to the historical currency peg could adversely affect the Company's business.

      TAX MATTERS

      The Company has in place various tax strategies to minimize tax liabilities in jurisdictions in which it operates. The Company is subject to income tax on earnings derived from its Mauritius, South African, Hong Kong and China operations, but is not subject to income tax on earnings derived from its subsidiaries which are incorporated in the Channel Islands and the British Virgin Islands ("CI/BVI subsidiaries"). It is possible that the Hong Kong Inland Revenue Department ("IRD") may claim that the activities of the CI/BVI subsidiaries are performed in Hong Kong and that the resulting profits are therefore subject to Hong Kong profits tax. The Company has taken action to mitigate and/or alleviate this potential exposure by establishing Macao branches for these CI/BVI subsidiaries and complies with the rules and regulations required for Macao offshore claims for exemption for Macao complimentary tax. Should the IRD consider that the CI/BVI subsidiaries have been carrying on business in Hong Kong, the Company's trading income from transactions effected in Hong Kong could be treated as onshore-sourced and subject to Hong Kong tax.

      ABSENCE OF AN ACTIVE TRADING MARKET FOR THE COMPANY'S ORDINARY SHARES

      On July 23, 2003, the Company received a delisting warning letter from NASDAQ because the market value of its publicly held shares was less than $5.0 million for 30 consecutive trading days. As a result, in November 2003, the Company transferred its Ordinary Shares to The NASDAQ SmallCap Market. Recently, the Company's Ordinary Shares have experienced low trading volumes and low prices, which may continue. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company's shares and may not be able to sell shares in desired quantities, at desired times or desired prices or a combination thereof. Furthermore, the Company may be delisted from The Nasdaq SmallCap Market if it fails to meet listing maintenance requirements. We cannot assure you that we will be able to comply with these listing maintenance requirements. Should we fail to meet such requirements, The Nasdaq SmallCap Market may delist our Ordinary Shares, and in such case shareholders may not be able to sell Ordinary Shares at attractive prices or at all.

      CONTINUED OPERATING LOSSES; LACK OF PROFITABILITY

      In fiscal 2003 and fiscal 2004, the Company incurred net operating losses of $26.2 million and $43.7 million, respectively. These operating losses resulted primarily from the ongoing difficulties and closure of its Mauritius and South African operations. In order to reduce its operating losses and achieve operating income, the Company will need to reduce its operating costs and improve its gross margins. The Company cannot assure you that it will achieve the growth necessary to achieve or sustain operating income in the foreseeable future.

      CHANGES IN INTERNATIONAL TRADE POLICIES AFFECTING IMPORT DUTIES AND QUOTAS

      The Company's operations are subject to changes in international trade policies, practices and agreements. In June 2000, the United States passed legislation to create a favorable trade relationship between the United States and certain sub-Saharan countries, including Mauritius and South Africa, under the Africa Growth and Opportunity Act ("AGOA"). The legislation allows fabric and garments into the United States on a duty-free and quota-free basis, subject to certain conditions, the most significant of which requires the Company to use fabric manufactured in either Africa or the United States. In March 2001, South Africa received permission from the United States to begin shipping products under the AGOA. Any change in AGOA that would subject the Company to import duties or quotas or changes in the fabric sourcing requirements could have a material adverse effect on the Company's operations.

      The Company's activities are affected by trade agreements which limit imports from China and South Africa. Any further limits on fabric imports from the countries in which the Company exports into the United States, or any expansion in the number of signatory countries to the North American Free Trade Agreement ("NAFTA"), could have a material adverse effect on the Company's operations.

      The impact of multilateral agreements intended to liberalize global trade could also significantly affect global textile producers and the Company. The World Trade Organization ("WTO") is overseeing the phase-out of textile and apparel quotas over a 10-year period through 2004. Tariffs on textile/apparel products are being reduced (but not eliminated) over the same 10-year period. In addition, China's admission to the WTO will have a significant impact on global textile and apparel trade. By gaining admission to the WTO, China is able to take advantage of the elimination of quota limitations into the U.S. market, and there could be a negative impact on the African textile industry, including the Company.. Elsewhere, including in the United States, this may result in reduced quotas and tariffs on exports from other countries which are not parties to NAFTA or agreements such as the AGOA. The Company cannot assure you, however, as to the ultimate effect of any such changes on Novel Denim's results of operations.

      In addition, the U.S. Government recently negotiated the Central American Free Trade Agreement ("CAFTA"). As currently written, the agreement would remove virtually all trade barriers among the U.S. and the Central American countries of Honduras, Guatemala, El Salvador and Nicaragua and would allow apparel makers in those countries to use U.S. fabrics in an arrangement similar to the textile provisions in NAFTA. CAFTA must be approved by Congress before it becomes effective. The passage of CAFTA would increase the competitiveness of selling products to the United States.

      CONSTRAINTS IN PRODUCTION CAPACITY

      The Company has limited production capacity which is subject to some seasonal fluctuations.

      As a result of the closure of the Company's garment operations in South Africa and the winding-down of all operations in Mauritius, the Company has significantly reduced its production capacity with the effect of reducing garment production capacity from 8.0 million pieces in fiscal 2004 to nil and fabric production capacity from 58.6 million meters of fabric in fiscal 2004 to only approximately 44 million meters as of September 30, 2004. See Item 5. "Operating and Financial Review and Prospects -- Closures and Divestitures."

      POSSIBLE FLUCTUATIONS IN AVAILABILITY AND COST OF RAW MATERIALS

      Cotton is the primary raw material used in the production of Novel Denim's products. In fiscal 2004, approximately 45% of the Company's direct costs of fabric and approximately 31% of the Company's direct costs of garments were attributable to the cost of cotton. In fiscal 2004, the Company's consumption of raw cotton was approximately 14,254 metric tons at a cost of approximately $18.8 million. The availability and consequently the cost of cotton fluctuates as a result of a variety of natural and economic factors. In recent years, the cost of cotton has experienced unusual volatility, which has been reflected in the Company's gross profit margins.

      In order to diversify its sources of cotton, Novel Denim currently purchases raw cotton from six suppliers. The cotton obtained from these suppliers is grown in various regions of Africa, primarily West and East Africa. Any shortage of cotton or material increase in price could materially and adversely affect the Company's results of operations.

      DEPENDENCE ON KEY PERSONNEL

      The Company's ability to maintain its competitive position is largely dependent on the personal efforts and abilities of its senior management, particularly Silas K.F. Chou, Chairman of the Board, K.C. Chao, Chief Executive Officer and President, Alain Rey, Chief Financial Officer, and Mei-Ling Liu, Senior Vice President - Operations. Each of K.C. Chao, Alain Rey and Mei-Ling Liu has an employment contract with the Company. Novel Denim believes that the loss of the services of any of these executives could have a material adverse effect on the Company. The Company does not currently have "key man" insurance with respect to any of these individuals.

      RIGHTS OF SHAREHOLDERS UNDER BRITISH VIRGIN ISLANDS LAW MAY BE LESS THAN IN U.S. JURISDICTIONS

      Novel Denim is organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders and the rights of the Company's shareholders differ from, and may not be as protective of shareholders as those that would apply if Novel Denim were incorporated in a jurisdiction within the United States. Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company's Memorandum of Association or Articles of Association, a change in the Company's authorized capital and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations, the sale or transfer of assets provided such assets form less than 50% of the assets of the Company or the sale or transfer of such assets is not outside of the usual course of the Company's business as well as the creation of a lien on the Company's assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon United States securities laws. See Item 10. "Additional Information -- Exchange Controls and Other Limitations Affecting Security Holders -- Comparison of United States and British Virgin Islands Corporate Laws."

      ENFORCEABILITY OF CIVIL LIABILITIES

      The Company is a British Virgin Islands international business company. All but one of the Company's directors, all of its executive officers and its controlling shareholder are residents outside of the United States. See Item 6. "Directors, Senior Management and Employees." All or a substantial portion of the assets of such persons may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them upon judgments of courts of the United States predicated upon civil liability provisions of the federal securities laws of the United States. The Company has been advised by its British Virgin Islands counsel that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of United States courts or of liabilities predicated upon the federal securities laws of the United States.

      EXCHANGE RATE FLUCTUATIONS COULD CAUSE A DECLINE IN THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      As a result of the Company's international operations, the Company generates a certain portion of its net sales and incurs a certain portion of its expenses in currencies other than the U.S. dollar. To the extent the Company is unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in that currency could have a material adverse effect on the Company's business. For example, where the Company has significantly more costs than revenues generated in a foreign currency, the Company is subject to risk if that foreign currency appreciates against the U.S. dollar because the appreciation effectively increases the Company's costs in that location. During fiscal 2004, the Mauritian rupee and South African rand appreciated against the U.S. dollar, thereby increasing the Company's locally denominated costs, particularly borrowing and labor costs. These increases in costs have reduced the Company's profit margins and competitiveness in the industries in which the Company operates. A prolonged weakness of the U.S. dollar could materially and adversely affect the Company's results of operations and prospects. The Company may not be able to mitigate the effect of fluctuations in the currencies in which it denominates its results of operations. For instance, in fiscal 2004, the Company experienced a loss of approximately $2.2 million compared to a loss of approximately $5.9 million in fiscal 2003 due to exchange rate losses on non- U.S. dollar denominated borrowings. The Company therefore cannot assure you that that it will be successful in these efforts. See Item 5. "Operating and Financial Review and Prospects -- Inflation and Exchange Rates."

      CONTROL BY PRINCIPAL SHAREHOLDER; CONFLICTS OF INTEREST

      As of August 31, 2004, Novel Apparel (BVI) Limited ("Novel Apparel") owned 56.7% of the outstanding Ordinary Shares of the Company, net of treasury stock, and is able to control the election of the Board of Directors of the Company and approve or disapprove any other matters submitted to the shareholders. In December 1998, Novel Enterprises Limited ("NEL"), a Hong Kong corporation and a wholly owned subsidiary of Westleigh Limited ("Westleigh"), transferred its 80% interest in Novel Apparel to Novel Holdings (BVI) Limited ("NHL"), another wholly-owned subsidiary of Westleigh. Westleigh is privately owned by members of the Chao family, including Messrs. Silas Chou and Ronald Chao and Ms. Susana Chou. The Chao family thereby indirectly controls the Company. In addition, during fiscal 2000, Mr. K.C. Chao individually purchased, through open market transactions, 505,000 Ordinary Shares of the Company. None of the shareholders of the Chao family resides in or is a citizen of the United States. Certain affiliates of NEL produce fabric and garments in the ordinary course for customers in the Far East. While these products do not compete with those of the Company, there can be no assurance that conflicts of interest with respect to business opportunities will not arise in the future or that any such conflicts will be resolved in favor of the Company.

      If any conflicts of interest between the Company and certain other affiliates of NEL arise, such disputes will be resolved by the Company's independent directors. See Item 7. "Major Shareholders and Related Party Transactions."

      TAXATION OF FOREIGN CORPORATIONS; POTENTIAL CHANGES IN CIRCUMSTANCES AFFECTING U.S. SHAREHOLDERS

      Because Novel Denim is a British Virgin Islands international business company, the income of the Company and its foreign subsidiaries generally is not subject to United States federal income taxation. However, various provisions of the Internal Revenue Code of 1986, as amended, impose special taxes in certain circumstances on non-United States corporations and their shareholders. See Item
10. "Additional Information -- Taxation -- United States Federal Income
Taxation."

ITEM 4.     INFORMATION ON THE COMPANY

OVERVIEW

       Novel Denim is a flexible supplier of high-quality denim and chino fabric as well as printed and dyed fabrics to the European Community ("EC"), the United States and the Far East. The Company was incorporated in 1989 in the British Virgin Islands as an international business company under the International Business Companies Act. The Company initially was a denim fabric manufacturer and became a vertically-integrated producer of basic and value-added denim garments to complement its fabric production in 1990 with the addition of sewing and finishing facilities. Between 1998 and 2001, the Company expanded its production capacity and capabilities through the opening of new facilities in Mauritius followed by Madagascar, South Africa and China. In Mauritius, the Company opened new garment facilities and expanded into chino fabric production. In Madagascar, the Company opened a garment manufacturing facility and in South Africa the Company expanded an existing cotton spinning operation to include denim and chino fabric production and, most recently, garment production. In China, the Company acquired an existing fabric dyeing and printing facility. Between 2002 and 2004 the Company was adversely affected by increasing global competition and the appreciation of local production costs, which together caused the Company to incur significant operating losses. The Company took a number of actions in fiscal 2003 and 2004 to reduce losses including (1) the closing of the Company's operations in Madagascar; (2) the closure of the Company's garment operations in South Africa; and (3) the more recent divestiture of the Company's operations in Mauritius. See Notes 9, 10 and 11 to the Company's Consolidated Financial Statements. As a result of these actions, the Company no longer produces garments, and its operations have been reduced to chino and denim fabric production in South Africa and fabric printing and dyeing in China.

      From inception through fiscal 2004, Novel Denim continued to increase its manufacturing capacity to meet customer demands. The Company increased its production of garments from 1.8 million pieces in fiscal 1994 to 8.0 million pieces in fiscal 2004 and its production of fabric from 7.7 million meters to
25.9 million meters during the same period. In fiscal 2004 as a result of difficult market conditions and production inefficiencies in Mauritius and South Africa, the Company instituted a program to reduce loss making operations and, as a result, announced plans to significantly reduce production capacity including closing its garment operations in South Africa and all its operations in Mauritius. In fiscal 2005, the Company expects to continue its divesture of its operations in Mauritius as well as to continue to evaluate its remaining production capabilities in South Africa and China. The Company is also seeking to reduce corporate expenses with the focus of returning the Company to positive cash flow.

      RECENT DEVELOPMENTS

      Closure of Garment Operations in South Africa

      On January 26, 2004, the Company announced its intention to scale down its South African garment operation, following the significant increase in production costs as a result of the appreciation of the South African rand versus the U.S. dollar and weaker than expected production efficiencies. On February 9, 2004, the Company announced that it had stopped garment production in South Africa. As a result, an impairment loss of $2.6 million was recorded in the year ended March 31, 2004. A redundancy cost of $0.4 million was provided for the year ended March 31, 2004, based on the minimum amount required by local regulations. The operation was fully closed down at March 31, 2004 and had no outstanding orders. For the fiscal year ended March 31, 2004 these operations contributed approximately $4.3 million of net sales to the Company and approximately $7.3 million in operating losses, including the impairment and redundancy charges. The garment operation in South Africa was treated as a discontinued operation in accordance with FAS 144. The Company plans to dispose of these assets. See Note 10 to the Company's Consolidated Financial Statements.

      Winding-Down and Divestiture of All Operations in Mauritius

      On May 28, 2004, the Company announced its plan to wind-down all operations in Mauritius following a period of consecutive quarters of operating losses due to the appreciation of the Mauritian Rupee against the U.S. dollar and production inefficiencies. As part of this plan the Company announced an agreement to sell its Mauritius denim textile assets and one of its four Mauritius garments facilities for approximately $21.0 million in cash to a private Mauritius company. The Company has worked to sell its inventory and the remaining fixed assets in Mauritius. At March 2004, the Company estimated the fair value of its assets in Mauritius, based on sales agreements entered into with different third parties, and has recorded a fixed asset impairment charge of $10.5 million associated with plant, building and machinery. In addition the Company recorded inventory provisions and redundancy costs of $5.3 million and $3.2 million, respectively, associated with the winding down of the operations. For the fiscal year ended March 31, 2004 these operations contributed approximately $98.2 million of net sales to the Company and approximately $19.9 million in operating losses, including the impairment and redundancy charges. See Note 11 to the Company's Consolidated Financial Statements.

      Impairment of Textile Operations in South Africa

      The Company will review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The South African textiles business made losses in fiscal 2004 which, together with forecast losses for fiscal 2005, indicated that a possible impairment existed. In addition, worse than expected results for the first quarter of fiscal 2005 has led the Company to perform a strategic review of the South African textiles operation.

      The strategic review performed by the Company completed in August 2004 indicated that, under current economic factors, the Company will continue to make losses with associated cash outflows and that the estimated proceeds of a possible sale would provide a better estimate of the fair value of the South African textile assets than by discounting expected future cash flows at appropriate risk based discount rates. The Company continues to use the textile assets. The Company has received an offer from a third party for the plant and equipment of the South African textile operations, which the Company believes is the best indicator of the fair value of the plant and equipment after taking into account its knowledge of the market for second hand textiles machinery. An impairment charge of $11.7 million was made against the land and building and plant and equipment of the South African textile operations to write down the value to the estimated fair value.

THE COMPANY

      Novel Denim offers a wide range of high-quality basic and value-added fabric in accordance with customer specifications. The Company is now focused on producing an extensive range of different kinds of denim and chino fabrics, including lighter-weight fabrics, fabrics made with alternative weaves and treatments and specialty colors and finishes. Novel Denim's customers include major manufacturers, retailers and licensees that market under proprietary labels and trademarks.

      The Company's principal manufacturing facilities are located in South Africa and China, with discontinued assets remaining in Mauritius. The Company's yarn and fabric operations in South Africa serve to provide support for the fabric needs of garment manufacturers primarily in Africa, Mauritius and Europe. In October 2001, the Company expanded its manufacturing operations outside of Africa through the acquisition of NDP Holdings Limited ("NDP"). See Item 7. "Major Shareholders and Related Party Transactions -- Acquisition of NDP Holdings Limited".

      The Company has benefited from favorable trade relationships between the countries in which it manufactures its products and the United States and EC. For example, during fiscal 2001 the United States passed into law the African Growth and Opportunity Act which provides qualified countries (South Africa qualified in late fiscal 2001) to ship qualified apparel products into the United States on a duty-free and quota-free basis, subject to certain restrictions. See Item 3. "Key Information -- Risk Factors -- Changes in International Trade Policies Affecting Import Duties and Quotas."

      The Company's principal executive offices are located at 1/F Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. Its telephone number is 011-852-2785-5988.

OPERATING STRATEGIES

      The Company's principal operating strategies are to: (i) utilize its flexible fabric production to broaden its product range; (ii) rationalize production capacity and reduce costs; and (iii) increase sales to existing customers and expand sales to new customers in existing markets.

      - UTILIZE ITS FLEXIBLE FABRIC PRODUCTION TO BROADEN ITS PRODUCT RANGE. The Company's ability to manufacture a broad range of denim, chino, printed and dyed fabrics for garment manufacturers to use in the production of high-quality garments provides the Company with the flexibility to shift production between those products and therefore manage changes in consumer demand. In addition to the Company's textile operations in Cape Town, South Africa, the Company expanded its fabric offering in 2002 with the addition of printed fabrics and more sophisticated fabric dyeing abilities through the acquisition of NDP, which through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of the People's Republic of China ( "PRC "), near Hong Kong, capable of processing 40 million meters of fabric annually. NDP sells primarily to fabric converters in Hong Kong, Southeast Asia and the PRC for eventual sales into the United States, Europe and Japan. See Item 7. "Major Shareholders and Related Party Transactions -- Acquisition of NDP Holdings Limited." During fiscal 2004, third party fabric sales were comprised of approximately 38% denim, 6% chino, and 55% printed fabrics.

      - RATIONALIZE PRODUCTION CAPACITY AND REDUCE COSTS. During fiscal 2003 and 2004 the Company experienced significant production disruptions and cost increases in Mauritius and production inefficiencies in its garment operation in South Africa. As a result, the Company incurred significant operating and cash flow losses which increased bank borrowings. Those factors, in addition to the release of global apparel quota under the WTO, beginning in January 2005 (See Item 3. "Key Information -- Risk Factors -- Changes in International Trade Policies Affecting Import Duties and Quotas. ") resulted in the Company examining its global operations and deciding to close its loss-making garment operations in South Africa as well as all of its operations in Mauritius. As a result, the Company incurred approximately $24.9 million in impairment charges. See Notes 9, 10 and 11 to the Company's Consolidated Financial Statements. In order to further improve cash flow the Company is now focused on maximizing the operating cash flow from its NDP operation in China and reducing production costs or operating costs where possible.

      - INCREASE SALES TO EXISTING CUSTOMERS AND EXPAND SALES TO NEW CUSTOMERS IN EXISTING MARKETS. The Company believes there is potential to increase sales within its remaining operations in China and South Africa through expanding sales to existing fabric customers as the Company broadens its product range. The Company believes that sales to such accounts can be increased as its customers benefit from the continuing demand for products. The Company also intends to expand its customer base in its existing markets. The Company believes that this expansion can be accomplished by leveraging its customer portfolio and extensive industry contacts to attract new customers, particularly with respect to NDP where the Company is introducing a broader fabric range for its existing customers.

PRODUCTS

      Novel Denim manufactured denim fabric and garments, chino fabric and garments, dyed and printed fabrics, and from March 2001 until approximately March 2002 produced knitted shirts. As of the end of June 2004, the Company no longer produced any garment products. Net sales represented by each of the Company's segments from fiscal 2000 to 2004 are set forth below:

                                                                   FISCAL YEAR ENDED MARCH 31,
                                              ---------------------------------------------------------------------
                                                2000           2001           2002           2003           2004
                                              ---------      ---------      ---------      ---------      ---------
                                                                         (in thousands)
Garments ................................     $  81,650      $ 109,971      $ 118,460      $  81,045      $  77,252
Fabric (including inter-divisional sales)        48,714         63,308         84,273         91,720        102,315
       Inter-divisional sales ...........       (25,263)       (35,233)       (44,148)       (27,971)       (28,864)
                                              ---------      ---------      ---------      ---------      ---------
              Total .....................     $ 105,101      $ 138,046      $ 158,585      $ 144,794      $ 150,703
                                              =========      =========      =========      =========      =========

      GARMENTS

      From 1990 through the end of June 2004, Novel Denim manufactured high-quality denim garments. As a result of the addition of sewing and finishing facilities to its existing fabric manufacturing plant, the Company established a vertically-integrated facility encompassing all manufacturing processes necessary to convert raw cotton into high-quality garments. In 1998, the Company expanded its product offering with the development of a vertically-integrated chino fabric and garment operation. This vertically-integrated process provided the Company with the flexibility to manufacture a variety of garments and fabric according to customers' specifications and delivery requirements. During fiscal 2004, Novel Denim used approximately 47% of the fabric it produced for the production of garments, as compared with approximately 53% in fiscal 2003 and approximately 58% in fiscal 2002.

      Novel Denim produced a broad and diverse range of garment types including a variety of jeans, chinos, shirts, shorts, skirts and jackets. For fiscal 2004, the Company's denim, chino garments represented approximately 64% and 36% respectively, of total garment sales. The Company ceased producing garments in fiscal 2004. Novel Denim manufactured its jeans in a variety of colors, weights and finishes. The Company's basic jeans were stonewashed, indigo blue denim, 14-1/2 ounce, five-pocket jeans that are commonly worn by both teenagers and adults. The remaining 51% of its garment production consisted of value-added chino pants, denim jackets, shirts, shorts and skirts.

      Towards the end of fiscal 2004, the Company discontinued its garment operations being conducted in South Africa and started to wind-down its garment operations in Mauritius as a result of significant production inefficiencies, continuing operating losses and the expected additional competition from the release of global apparel quota under the WTO beginning in January 2005.

      FABRIC

      Since its inception in 1988, the Company has been a manufacturer of denim fabric and currently produces an extensive range of denim fabrics. Novel Denim's core denim fabric is an indigo blue 14-1/2 ounce fabric. In order to take advantage of changing fashion trends, the Company complements its core denim fabric with a variety of other denim fabrics which differ in weight, finish and color. In early fiscal 2002, the Company completed the construction of a new denim dyeing facility within its South African facility to further expand it fabric capacity. In August 1998, the Company expanded its fabric product offering to include chino fabric with the acquisition of an existing textile facility in Cape Town, South Africa, which at the time of the acquisition had only yarn production capabilities. Using the facility as its foundation, the Company added weaving capacity in the new plant as well as in its existing facilities in Mauritius, thereby expanding its total fabric production capacity. During fiscal 2000, in response to the significant reduction in demand for denim fabrics, the Company upgraded certain of its denim weaving equipment to allow for conversion to weaving chino fabrics. In October 2001, the Company significantly increased its fabric production capabilities through the acquisition of NDP, a large fabric printing and dyeing plant in Shenhzen China capable of processing over 30 million meters a year. See Item 7. "Major Shareholders and Related Party Transactions -- Acquisition of NDP Holdings Limited." The Company's current production capabilities allow for varying the weaving capacity between chino and denim fabrics, thereby increasing the flexibility of the Company's production abilities. In fiscal 2004, the Company's fabric production was comprised of approximately 38% denim, 6% chino and 56% printed fabrics. The Company expects to continue to develop its fabric production capabilities to provide its third-party fabric customers with high-quality and a broader range of denim and other fabrics.

CUSTOMERS

      The Company's major fabric customers are MG Overseas, Bondex International and VF Corporation. In fiscal 2004, approximately 34% of the Company's total fabric sales were to U.S. customers, approximately 14% of the Company's total fabric sales were directly to European customers (primarily in Belgium, France, The Netherlands and the United Kingdom), approximately 7% of total fabric sales were to customers in African countries for further conversion and sale to Europe and approximately 45% of total fabric sales were to customers in other countries including those in Asia.

      The Company does not have any long-term contracts with its customers. As a result, we cannot assure you that historic levels of business from any customer of the Company will continue in the future. The Company's regular fabric customers place their fabric orders and secure them with a letter of credit approximately one month in advance.

MARKETING AND SALES; DISTRIBUTION

      The Company sells its products primarily in the United States, Belgium, France, Germany, The Netherlands and the United Kingdom to well-known designers of denim and chino garments, popular retailers of fashionable denim and chino garments as well as to other manufacturers. Novel Denim's sales and marketing staff includes 40 individuals specializing in fabric responsible for: (i) soliciting and obtaining purchase orders from customers; (ii) translating customer specifications into guidelines for the production of high-quality products; and (iii) arranging for shipment. The Company's sales group operates from Hong Kong and Macau.

      In addition to the Company's own marketing and sales teams, Novel Denim employs three sales agencies whose sales agents frequently visit the Company's customers in France, The Netherlands and the United Kingdom to maintain strong working relationships. The sales agencies receive a commission on sales of Novel Denim's products. The agencies do not market any other denim manufacturer's products.

      Novel Denim distributes its products to its customers directly from its manufacturing facilities in China and South Africa, primarily by sea. The time required for the Company to manufacture a customer's order is approximately 45 days. In addition, the Company requires approximately one month to ship its products to its customers. Novel Denim has a longer shipping time than many of its competitors.

MANUFACTURING AND CAPITAL EXPENDITURES

      The Company's fabric facilities provide Novel Denim with the flexibility and efficiency necessary to offer its customers a variety of denim and chino products tailored to their design and delivery requirements. These facilities encompass every aspect of the production process, including the spinning, weaving, dyeing and finishing of fabric. In addition, because its fabric facilities are vertically integrated, the Company can strictly enforce quality control throughout the entire manufacturing process.

      Novel Denim's textile facilities clean and spin cotton into yarn through the use of spinning machinery which produces quality yarns at high speeds. The Company produces both the traditional open-end yarn and the value-added ring spun yarn. The yarn is then woven into fabric on weaving machines.

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

      Production and capital expenditures which includes expenditures for the Company's former garment operations from fiscal 2000 to fiscal 2004 are set forth below:

                                                              FISCAL YEAR ENDED MARCH 31,
                                                -------------------------------------------------------
                                                 2000        2001        2002        2003        2004
                                                -------     -------     -------     -------     -------
Garment Products (thousands of pieces) ....       8,711      12,395      15,391       9,736       7,958
Fabric (thousands of meters) ..............      19,190      24,716      49,184      61,676      58,583

Capital Expenditures (thousands of dollars)
       Garments ...........................     $ 3,844     $10,824     $ 3,755     $   787     $    67
       Fabric .............................       6,313       5,462       7,228       8,145       2,430
                                                -------     -------     -------     -------     -------
       Total ..............................     $10,157     $16,286     $10,983     $ 8,932     $ 2,497
                                                =======     =======     =======     =======     =======


      In February 2002, the Company announced that it was experiencing significant production disruptions at its Madagascar plants due to events following the country's disputed presidential elections. For fiscal 2002, the Company shipped approximately 5.1 million garments from Madagascar representing 36% of total garments and 28% of total sales. As a result of the operational instability caused by these events, the Company announced the closure of these facilities, the ceasing of production of knitted shirts, and the transfer of assets to its existing operations in Mauritius and South Africa. In fiscal 2002, the Company took an impairment charge of $2.4 million, wrote-down inventories and provided for redundancy costs. In fiscal 2003, the Company transferred a portion of those assets to its other facilities in Mauritius and South Africa and wrote-down those and other assets not utilized by the amount of $2.4 million.

      During fiscal 2002, the Company invested to expand its fabric production capabilities in South Africa and China following the acquisition of NDP in October 2001 as well as upgraded its existing capabilities. In South Africa, the Company completed the construction of a new denim fabric dyeing facility providing it the capabilities to dye and finish over six million meters of fabric a year. In addition, the Company began construction of a modern garment manufacturing facility adjacent to its existing fabric operations in Cape Town. The facility, which opened late in fiscal 2003, experienced significant production inefficiencies and was subsequently closed in March 2004. For additional information, see Item 5. "Operating and Financial Review And Prospects -- Liquidity and Capital Resources."

      Geographic breakdown of sales by location from fiscal 2002 to fiscal 2004 is set forth below:

                                             FISCAL YEAR ENDED MARCH 31,
                                          ----------------------------------
                                            2002         2003         2004
                                          --------     --------     --------
U.S.
      Garments........................    $ 78,679     $ 49,276     $ 50,174
      Fabric .........................       1,725          860          699
                                          --------     --------     --------
      Total ..........................    $ 80,404     $ 50,136     $ 50,873
                                          ========     ========     ========
Europe
      Garments........................    $ 37,043     $ 30,085     $ 24,278
      Fabric .........................       6,784        5,851        9,525
                                          --------     --------     --------
      Total ..........................    $ 43,827     $ 35,936     $ 33,803
                                          ========     ========     ========
Asia
      Garments........................    $    512     $    292     $    977
      Fabric .........................      14,803       29,895       39,963
                                          --------     --------     --------
      Total ..........................    $ 15,315     $ 30,187     $ 40,940
                                          ========     ========     ========
Other
      Garments........................    $  2,226     $  1,392     $  1,823
      Fabric .........................      16,813       27,143       23,264
                                          --------     --------     --------
      Total ..........................    $ 19,039     $ 28,535     $ 25,087
                                          ========     ========     ========
Total
      Garments........................    $118,460     $ 81,045     $ 77,252
      Fabric .........................      40,125       63,749       73,451
                                          --------     --------     --------
      Total ..........................    $158,585     $144,794     $150,703
                                          ========     ========     ========

QUALITY CONTROL

      Novel Denim's quality control team has adopted strict standards at each stage of fabric production to ensure the quality of its products. The Company monitors the quality of its products throughout the manufacturing process beginning with the raw cotton fiber and ending with the final fabric. Novel Denim employs a quality control staff of 20 people in its fabric manufacturing facilities. The Company tests the quality of the raw cotton it purchases and also tests intermediate yarn products along the spinning process to ensure strong, high-quality spun yarn. As a result, the Company has not experienced any significant quality claims from its customers.

RAW MATERIALS

      Cotton is the primary raw material used in the production of Novel Denim's products. In fiscal 2004, approximately 45% of the Company's direct costs of fabric and approximately 31% of the Company's direct costs of garments were attributable to the cost of cotton. In fiscal 2004, the Company's consumption of raw cotton was approximately 14,254 metric tons at a cost of approximately $18.8 million. The availability and consequently the cost of cotton fluctuates as a result of a variety of natural and economic factors. In recent years, the cost of cotton has experienced unusual volatility, which has been reflected in the Company's gross profit margins.

      In order to diversify its sources of cotton, Novel Denim currently purchases raw cotton from six suppliers. The Company uses cotton which is hand-picked and grown in various regions of Africa, primarily West and East Africa. Because its cotton is grown in Africa in close proximity to South Africa, the Company benefits from low transportation costs. Novel Denim enters into purchase contracts with its cotton suppliers six to eight months in advance of delivery to provide for a continuous supply of cotton and to limit the effect of short-term fluctuations in cotton prices.

      The Company also purchases dyes, chemicals and accessories from a variety of suppliers. These raw materials have historically been available in adequate supply.

MANAGEMENT INFORMATION SYSTEMS

       The Company has invested in computer hardware, systems applications and software to: (i) enhance the speed and efficiency of its fabric production; (ii) support the sale and distribution of products to its customers; and (iii) improve the integration and efficiency of its South African, Chinese and Hong Kong operations. The Company has compiled a database of its production data including raw cotton quality checks, as well as spare parts and warehouse inventory figures. The Company's computer network facilitates quick, secure and accurate data transfer and communications. The Company's production control system is comparable to that of other fabric manufacturers. However, because the Company recognizes that expansion and increased production in China may burden its current system, it intends to continue to invest in existing and new systems in conjunction with its increased production.

RESEARCH AND DEVELOPMENT

       The Company employs a team of 16 people in its research and development ("R&D") department. Members of the Company's R&D team are highly skilled and experienced. Their primary functions are to research and review production programs and processing methods to meet increasingly stringent customer demands while maintaining the Company's high quality standards. As a result of the efforts of its R&D team, Novel Denim has been able to replicate and refine special dyeing and spinning techniques requested by its customers, such as overdyeing and the ring spun process. Ultimately their work leads to the development of new fabrics.

GOVERNMENTAL REGULATION

      Federal, state and local regulations relating to the workplace and the discharge of materials into the environment are continually changing; therefore, it is difficult to gauge the total future impact of such regulations on the Company. However, existing government regulations are not expected to have a material effect on the Company's financial position, operating results or planned capital expenditures. The Company currently has an active environmental protection committee and an active workplace safety organization.

COMPETITION

      The fabric business is highly competitive. In the manufacturing of fabric, Novel Denim faces competition from manufacturers in Europe, countries in the Mediterranean and, more recently, other Asian and African producers. In the manufacturing of printed and dyed fabrics in China, the Company faces competition from numerous dyeing and printing companies in Asia. Some of the Company's fabric competitors are significantly larger and more diversified than the Company and have substantially greater resources. The major competitive factors among manufacturers of products include price, quality and flexibility, product styling and differentiation and customer service, with the significance of each factor depending upon the particular needs of the customer and the product involved.

BACKLOG

      Because the fabric business is a commodity-type business, the Company does not have significant backlog in fabric.

PROPERTIES

      The principal executive offices of Novel Denim are located at 1/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. The general location, use and approximate size of the Company's principal properties are set forth below. All properties are leased except where otherwise specified.

                                                                                             APPROXIMATE AREA
                    LOCATION                                        USE                       IN SQUARE FEET
-------------------------------------------------   ---------------------------------------  ----------------
Hong Kong........................................   Executive office(1)                            14,500

Port Louis, Mauritius............................   Executive office                               12,800

Montagne Longue, Mauritius.......................   Sewing factory(2)                              70,000

St. Felix, Mauritius.............................   Laundry, sewing factory(2)                    165,000

Cape Town, South Africa..........................   Fabric, laundry and                           305,000
                                                    sewing factory(3)

Shenhzen, China..................................   Fabric factory and executive offices(4)       550,000

---------
(1)   Properties leased from affiliates of NEL.

(2)   Lease to be terminated as of October 2004.

(3)   100,000 square feet owned freehold.

(4)   Land owned under a ground lease expiring in 2038. Property owned.

      Novel Denim leases the space for its executive offices in Hong Kong and the land for certain of its operations in Mauritius from affiliates of NEL. See
Item 7. "Major Shareholders and Related Party Transactions." The Company believes that its existing facilities are well maintained and in good operating condition and are adequate for its present level of operations.

ORGANIZATION STRUCTURE

      The following is a list of all of Novel Denim's significant subsidiaries, including the name, country of incorporation or residence and of ownership interest and voting power held.

                                              Country of           Percentage
                                             incorporation        of ownership,
Name of Subsidiary                           or residence        voting interest
-------------------------------------  ------------------------  ---------------
Novel Textiles Ltd.                    Mauritius                     100.0%
Novel Denim (HK) Ltd.                  Hong Kong                     100.0%
Novel Garments (Mauritius) Ltd.        Mauritius                     100.0%
Nomacotex Ltd.                         Jersey                        100.0%
Novel Garments International Ltd.      Jersey                        100.0%
Byren Trading Ltd.                     Jersey                        100.0%
Novel Garments (Madagascar) S.A.       Madagascar                    100.0%
Novel Spinner (S.A.)(Pty) Ltd.         South Africa                  100.0%
Novel Weavers (S.A.)(Pty) Ltd.         South Africa                  100.0%
Battel Ltd.                            British Virgin Islands        100.0%
Kotten Ltd.                            British Virgin Islands        100.0%
Good Port Finance Ltd.                 British Virgin Islands        100.0%
Novel Dyers (S.A.) (Pty) Ltd.          South Africa                  100.0%
Novel Garments (S.A.) (Pty) Ltd.       South Africa                  100.0%
NDP Holdings Ltd.                      British Virgin Islands        100.0%
NDP Investment Ltd.                    British Virgin Islands        100.0%
Noveltex Trading Ltd.                  Hong Kong                     100.0%
NDP Trading Ltd.                       Hong Kong                     100.0%
NDP Fabrics Ltd.                       Hong Kong                     100.0%
Income Pearl Ltd.                      Hong Kong                     100.0%
Novel Dyeing and Printing Mills Ltd.   China                         100.0%

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

      This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

      KEY FACTORS AFFECTING RESULTS OF OPERATIONS

      Cotton is the single largest component of the Company's cost of goods sold. The Company enters into purchase contracts with its cotton suppliers six to eight months in advance of delivery to provide for a continuous supply of cotton and to limit the effect of short-term fluctuations in cotton prices. In fiscal 2002, 2003 and 2004, cotton costs were more in line with current market values. As of March 31, 2004, the Company had outstanding contractual commitments to purchase cotton inventory of $3.7 million of which the contract unit price was lower than the spot price at year end date.

       Another component of the Company's cost of goods sold is labor costs, which were primarily denominated in Mauritian rupees. As a result of near full-employment in Mauritius over the last several years, general wage rates have been subject to upward pressures. The devaluation of the rupee against the U.S. dollar which declined over 50% between March 1992 and March 2002 has been followed by appreciation against the U.S. dollar of 11.6% and 3.0% in fiscal 2003 and 2004, respectively. In addition, the Company's operations in Mauritius were adversely affected by a labor dispute which increased labor costs for the Company during fiscal 2003.

      CLOSURES AND DIVESTITURES

      Closure of Madagascar Operations

      In March 2002, the Company terminated its operations in Madagascar due to political instability and ceased producing knitted shirts. The Company transferred a portion of those manufacturing assets to South Africa and Mauritius and incurred charges of $2.4 million and $2.4 million in fiscal 2003 and 2002, respectively, as a result of impairment charges and recorded an inventory provision of nil and $3.8 million in fiscal 2003 and 2002, respectively as a result of write-downs of inventory.

      Closure of Garment Operations in South Africa

      On January 26, 2004, the Company announced its intention to scale down its South African garment operation, following the significant increase in production costs as a result of the appreciation of the South African rand versus the U.S. dollar and weaker than expected production efficiencies. On February 9, 2004, the Company announced that it had stopped garment production in South Africa. As a result, an impairment loss of $2.6 million was recorded in the year ended March 31, 2004. A redundancy cost of $0.4 million was provided for the year ended March 31, 2004, based on the minimum amount required by local regulations. The operation was fully closed down at March 31, 2004 and had no outstanding orders. For the fiscal year ended March 31, 2004 these operations contributed approximately $4.3 million of net sales to the Company and approximately $7.3 million in operating losses, including the impairment and redundancy charges. The garment operation in South Africa was treated as a discontinued operation in accordance with FAS 144. The Company plans to dispose of these assets. See Note 10 to the Company's Consolidated Financial Statements.

      Winding-Down and Divestiture of All Operations in Mauritius

      On May 28, 2004, the Company announced its plan to wind-down all operations in Mauritius following a period of consecutive quarters of operating losses due to the appreciation of the Mauritian Rupee against the U.S. dollar and production inefficiencies. As part of this plan the Company announced an agreement to sell its Mauritius denim textile assets and one of its four Mauritius garments facilities for approximately $21.0 million in cash to a private Mauritius company. The Company has worked to sell its inventory and the remaining fixed assets in Mauritius. At March 2004, the Company estimated the fair value of its assets in Mauritius, based on sales agreements entered into with different third parties, and has recorded a fixed asset impairment charge of $10.5 million associated with plant, building and machinery. In addition the Company recorded inventory provisions and redundancy costs of $5.3 million and $3.2 million, respectively, associated with the winding down of the operations. For the fiscal year ended March 31, 2004 these operations contributed approximately $98.2 million of net sales to the Company and approximately $19.9 million in operating losses, including the impairment and redundancy charges. See Note 11 to the Company's Consolidated Financial Statements.

      Impairment of Textile Operations in South Africa

            The Company will review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The South African textiles business made losses in fiscal 2004 which, together with forecast losses for fiscal 2005, indicated that a possible impairment existed. In addition, worse than expected results for the first quarter of fiscal 2005 has led the Company to perform a strategic review of the South African textiles operation.

      The strategic review performed by the Company completed in August 2004 indicated that, under current economic factors, the Company will continue to make losses with associated cash outflows and that the estimated proceeds of a possible sale would provide a better estimate of the fair value of the South African textile assets than by discounting expected future cash flows at appropriate risk based discount rates. The Company continues to use the textile assets. The Company has received an offer from a third party for the plant and equipment of the South African textile operations, which the Company believes is the best indicator of the fair value of the plant and equipment after taking into account its knowledge of the market for second hand textiles machinery. An impairment charge of $11.7 million was made against the land and building and plant and equipment of the South African textile operations to write down the value to the estimated fair value.

      The Company has classified its South African garment operations whose closure was announced in January 2004 as discontinued operation. See Note 10 to the Company's Consolidated Financial Statements.

RESULTS OF OPERATIONS

      The following table sets forth, for the periods indicated, the percentage relationship to net sales of selected items as summarized from the Company's Consolidated Financial Statements:

                                                FISCAL YEAR ENDED MARCH 31,
                                              -------------------------------
                                               2002        2003         2004
                                              ------      ------       ------
Net sales ..................................   100.0%      100.0%       100.0%
Cost of goods sold .........................    83.4        90.4         90.6
                                              ------      ------       ------
Gross profit ...............................    16.6         9.6          9.4
Other revenues .............................      .5         1.0          2.8
Selling, general and administrative expenses    11.8        21.4         16.0
Impairment loss ............................     1.5         1.7         14.8
Other expenses .............................      --          --          2.8
                                              ------      ------       ------
Operating income(loss) .....................     3.8       (12.5)       (21.4)
Interest expense, net ......................     2.5         2.9          2.0
Minority interest ..........................      --          --         (0.1)
Taxation ...................................      .2         0.5          0.9
Cumulative effect of accounting change .....      .2          --           --
Net loss from discontinued operation .......      --         2.2          4.8
                                              ------      ------       ------
Net income(loss) ...........................     1.3%      (18.1)%      (29.0)%
                                              ======      ======       ======

      YEAR ENDED MARCH 31, 2004 COMPARED TO YEAR ENDED MARCH 31, 2003

      Net sales increased 4.1% to $150.7 million in fiscal 2004 from $144.8 million in fiscal 2003. Net sales in the garment division were $77.3 million in fiscal 2004 compared to $81.0 million in fiscal 2003, a decrease of 4.7%. The reduction in garment sales was the net result of decreased production capacity following the closure of one of the Company's garments facilities in Mauritius, slightly offset by a small increase in the average garment selling price. The garment division sold 8.0 million pieces in fiscal 2004 as compared to 9.7 million pieces in fiscal 2003, a decrease of 18.0%. Net sales in the fabric division (including inter-divisional sales) increased 11.6% to $102.3 million in fiscal 2004 from $91.7 million in fiscal 2003, primarily due to the increase of production capacity in South Africa following the acquisition of a dyeing and printing company in China in October 2001, and partly offset by a decrease of fabric production in Mauritius. The fabric division sold 46.8 million meters of fabric in fiscal 2004 as compared to 45.5 million meters in fiscal 2003, an increase of 2.9%. Third party fabric sales were $73.4 million in fiscal 2004 compared to $63.8 million in fiscal 2003, an increase of 15.2%. This increase in third party fabric sales was primarily due to the increase in production in South Africa, following the acquisition of a dyeing and printing company in China in October 2001, and partly offset by a decrease of fabric production in Mauritius.

      Gross profit increased 2.4% to $14.2 million in fiscal 2004 from $13.8 million in fiscal 2003. Gross profit as a percentage of net sales decreased to 9.4% in fiscal 2004 from 9.6% in fiscal 2003. This change in gross profit margin was primarily due to the gradual improvement of garment production efficiencies in Mauritius, together with an increase in the average selling price of garments and further increased fabric operation in South Africa and in China, but partly offset by reduction in fabric production in Mauritius.

      Other revenues increased to $4.2 million in fiscal 2004 from $1.5 million in fiscal 2003. Other revenues consisted of claims received from third parties, proceeds from sales of scrap materials, net gain(loss) on disposal of property, plant and equipment, a government grant received in South Africa and changes in fair value of financial instruments, relating to the Company's de-designated currency contracts for sales in non-U.S. denominated currencies.

      Selling, general and administrative expenses as a percentage of net sales decreased to 16.0% in fiscal 2004 compared to 21.4% in fiscal 2003. Selling, general and administrative expenses decreased 22.3% to $24.0 million in fiscal 2004 from $30.9 million in fiscal 2003. The decreases were mainly related to the decrease in air freight cost incurred as a result of a labor dispute in Mauritius and political disturbance in Madagascar in fiscal 2003 and the exchange loss from borrowings denominated in Mauritius rupees and South African rand amounting to approximately $2.2 million in fiscal 2004 compared to a loss of approximately $5.9 million in the fiscal 2003.

      Impairment losses amounted to $22.3 million in fiscal 2004, compared to $2.4 million in fiscal 2003. Impairment losses of $10.5 million and $2.4 million for 2004 and 2003, respectively, mainly represented partial write off of fixed assets related to the winding down of the Mauritius operations in fiscal 2004 and the closure of the one garment factory in Mauritius in fiscal 2003. Impairment losses of $11.8 million were incurred following the strategic review of the denim garment and textile operations in South Africa in fiscal 2004.

      Other expenses of $4.2 million in fiscal 2004 mainly represented redundancy costs associated with the planned winding down of Mauritius operations.

      Operating loss was $32.2 million in fiscal 2004 compared to $18.1 million in fiscal 2003. Operating loss as a percentage of net sales increased to (21.4)% in fiscal 2004 from (12.5)% in fiscal 2003, primarily as a result of the decrease in gross profit margin, the decrease in exchange losses and additional impairment loss and redundancy costs. In the garment division, the Company reported an operating loss of $7.0 million in fiscal 2004 compared to an operating loss of $16.5 million in fiscal 2003. Operating loss as a percentage of net sales for the garment division decreased to (9.1)% in fiscal 2004 from (20.4)% in fiscal 2003, primarily due to reduced air freight costs in fiscal 2004 as compared with that of fiscal 2003 in which production disruptions occurred in Madagascar and Mauritius. In the fabric division, the Company reported an operating loss of $24.2 million in fiscal 2004 as compared with an operating loss of $1.6 million in fiscal 2003, primarily due to continued pricing pressure and the impairment loss and redundancy costs incurred following the planned winding-down of the Mauritian operations and an impairment loss incurred after the strategic review of the textile operations in South Africa based on the net realizable value of the existing property, plant and equipment. Operating loss as a percentage of net sales for the fabric division increased to (23.7)% in fiscal 2004 from (1.7)% in fiscal 2003.

      Interest expense, net in fiscal 2004 decreased 28.8% to $3.0 million from $4.2 million in fiscal 2003, primarily due to the general lower interest bearing borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales, decreased to 2.0% in fiscal 2004 from 2.9% in fiscal 2003.

      Loss from continuing operations increased to $36.4 million in fiscal 2004 compared to $23.0 million in fiscal 2003. Such increase was primarily the result of impairment losses and redundancy costs incurred following the planned winding down of the Mauritius operations and impairment losses incurred following the strategic review of the textile operations in South Africa.

      Net loss from discontinued operation increased to $7.3 million in fiscal 2004 from $3.2 million in fiscal 2003. Such increase was primarily the results of operating at gross loss, provision of impairment losses of $2.6 million and redundancy costs of $0.4 million following the cessation of the garment operations in South Africa.

      Net loss increased to $43.7 million in fiscal 2004 compared with to $26.2 million in fiscal 2003. Such increase was primarily attributable to further costs incurred following the cessation of garment operations in South Africa and planned winding down of Mauritius operations and an impairment loss incurred after the strategic review of the textile operations in South Africa.

      YEAR ENDED MARCH 31, 2003 COMPARED TO YEAR ENDED MARCH 31, 2002

      Net sales decreased 8.7% to $144.8 million in fiscal 2003 from $158.6 million in fiscal 2002. Net sales in the garment division were $81.0 million in fiscal 2003 compared to $118.5 million in fiscal 2002, a decrease of 31.6%. The reduction in garment sales was the net result of decreased production capacity following the closure of the Company's Madagascar operations as well reductions in Mauritius, slightly offset by a small increase in the average garment selling price. The garment division sold 9.7 million pieces in fiscal 2003 as compared to 15.4 million pieces in fiscal 2002, a decrease of 36.7%. Net sales in the fabric division (including inter-divisional sales) increased 8.8% to $91.7 million in fiscal 2003 from $84.3 million in fiscal 2002, primarily due to an increase in production capacity after the acquisition of a dyeing and printing company in China in October 2001. The fabric division sold 45.5 million meters of fabric in fiscal 2003 as compared to 32.0 million meters in fiscal 2002, an increase of 42%. Third party fabric sales were $63.8 million in fiscal 2003 compared to $40.1 million in fiscal 2002, an increase of 58.9%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of a dyeing and printing company in China in October 2001.

      Gross profit decreased 47.6% to $13.8 million in fiscal 2003 from $26.4 million in fiscal 2002. Gross profit as a percentage of net sales decreased to 9.6% in fiscal 2003 from 16.6% in fiscal 2002. This decrease in gross profit margin was primarily due to the decreased production efficiencies in garment production resulting from the labor dispute in Mauritius in late March 2002 and more competitive market conditions.

      Other revenues increased to $1.5 million in fiscal 2003 from $0.8 million in fiscal 2002. Other revenues consisted of claims received from third parties, proceeds from sales of scrap materials, net gain(loss) on disposal of property, plant and equipment, a government grant received in South Africa and a recognized gain on financial instruments, relating to the Company's de-designated currency contracts for sales in non-U.S. denominated currencies.

      Selling, general and administrative expenses as a percentage of net sales increased to 21.4% in fiscal 2003 compared to 11.8% in fiscal 2002. Selling, general and administrative expenses increased 65.5% to $30.9 million in fiscal 2003 from $18.7 million in fiscal 2002. The increases were mainly related to the newly acquired operations in China and increases in selling and marketing expenses associated with the increase in sales, together with the exchange loss from borrowings denominated in Mauritius rupees and South African rand amounting to approximately $5.9 million in fiscal 2003 compared to a gain of approximately $3.0 million in the fiscal 2002.

      Impairment loss amounted to $2.4 million in fiscal 2003, compared to $2.4 million in fiscal 2002. Impairment losses for 2003 and 2002 mainly represented a partial write off of fixed assets related to the closure of a garment factory in Mauritius and the Madagascar operations, respectively.

      Operating loss was $18.1 million in fiscal 2003 compared to operating income of $6.1 million in fiscal 2002. Operating (loss)income as a percentage of net sales decreased to (12.5)% in fiscal 2003 from 3.9% in fiscal 2002, primarily as a result of the decrease in gross profit margin and the increase in exchange losses. In the garment division, the Company reported an operating loss of $16.5 million in fiscal 2003 compared to an operating loss of $7.8 million in fiscal 2002. Operating loss as a percentage of net sales for the garment division decreased to (20.4)% in fiscal 2003 from (6.6)% in fiscal 2002, primarily due to production disruptions in Madagascar and Mauritius and continued pricing pressure. In the fabric division, the Company reported an operating loss of $1.6 million in fiscal 2003 compared with operating income of $13.3 million in fiscal 2002, primarily due to production disruptions in Mauritius and continued pricing pressure. Operating (loss)income as a percentage of net sales for the fabric division decreased to (1.7)% in fiscal 2003 from 15.8% in fiscal 2002.

      Interest expense, net in fiscal 2003 increased 6.5% to $4.2 million from $4.0 million in fiscal 2002, primarily due to the increase in working capital required to operate the Company's expanding operations and the borrowings associated with the acquisition of NDP. Interest expense, net as a percentage of net sales increased to 2.9% in fiscal 2003 from 2.5% in fiscal 2002.

      Loss from continuing operations before effect of accounting change decreased to $23.0 million in fiscal 2003 compared with net income of $1.8 million in fiscal 2002. Such decrease was primarily the result of lower operating income, impairment loss incurred and increased interest expense.

      Cumulative effect of accounting change amounting to $308,000 in fiscal 2002 was the cumulative gain resulting from the adoption on April 1, 2001 of Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities which contributed $0.03 in both basic and diluted earnings per share in fiscal 2002.

      Net loss from discontinued operation was $3.2 million in fiscal 2003. Such increase was primarily the result of operating at gross loss for garment operations in South Africa.

      Net loss decreased to $26.2 million in fiscal 2003 compared with net income of $2.1 million in fiscal 2002. Such decrease was primarily attributable to lower operating income and an increase in interest expense as described above.

LIQUIDITY AND CAPITAL RESOURCES

      In fiscal 2004, the Company's primary funding requirements related to the financing of capital expenditures and working capital (principally the purchase of raw cotton and the financing of receivables). Whilst the Company has net current liabilities of US$16.5 million as at March 31, 2004, the liquidity position has improved after the collection of the sales proceeds of approximately US$21.0 million following the completion of the sale of its denim textile operations and one of its garment factory in Mauritius. The Company's current sources of liquidity are cash on hand, cash from operations and available credit. The Company believes that its available capital resources and banking facilities are sufficient for the Company's present requirements.

      As of March 31, 2004, the Company had approximately $3.7 million of cash and cash equivalents compared to $5.9 million at March 31, 2003. This decrease was the net effect of an increase in cash provided by operating activities, partially offset by a reduction in cash used in investing and financing activities.

      Net cash from operating activities in fiscal 2004 was $1.7 million. This amount was the net result of a decrease in working capital, partially offset by the net loss. The decrease in working capital was principally due to a lower inventory level and a decrease in accounts receivable. Inventory decreased 14.2% to $35.1 million at March 31, 2004 from $40.9 million at March 31, 2003, primarily as a result of the decrease in the Company's work-in-progress following the closure of garment operations in South Africa and planned winding down of all Mauritius operations. Accounts receivable increased 45.7% to $25.3 million at March 31, 2004 from $17.4 million at March 31, 2003, primarily as a result of the increase in turnover and realization of inventories.

      The Company maintains working capital, overdraft and other short-term facilities with various commercial banks in Mauritius, South Africa, Hong Kong and China. See Note 7 to the Company's Consolidated Financial Statements. Credit facilities available under such arrangements totaled $81.2 million and $79.6 million as of March 31, 2004 and 2003, respectively. These facilities bear interest at rates based on the respective Mauritius and South African base rates, the Hong Kong Dollar prime lending rates of Hongkong & Shanghai Banking Corporation Limited on other non-U.S. dollar currencies and ranged from 0.81% to 12.0% in fiscal 2004. The weighted average interest rate for the Company's short-term borrowings at and for the fiscal year ended March 31, 2004 was 3.81% and 3.65% respectively.

      The short-term credit facilities available in Mauritius require one of the Company's subsidiaries in Mauritius to maintain a certain maximum debt/equity ratio. The Company was in compliance with this covenant as of March 31, 2004. In addition, these short-term facilities are secured by the assets of the Company's Mauritius subsidiaries. In July and August 2004, following the completion of the sale of the Company's denim textile and one garment facility in Mauritius, the Company repaid $14.0 million, of borrowings in Mauritius and used the remaining proceeds to repay an additional $6.0 million of borrowings under its other facilities.

      In connection with the acquisition of NDP in October 2001, the Company incurred long-term loans to partially fund the acquisition. As of March 31, 2004, the Company had $9.1 million of long-term debt comprised of three notes. The first note is for $5.6 million with quarterly payments due during the next two and half years. The second note is for approximately 26.6 million Mauritian rupees (approximately $1.0 million) with equal monthly payments for the next 32 months during the loan period of 5 years. The third note is for $2.5 million with equal monthly payments for the next 32 months during the loan period of 5 years. During fiscal 2004, the Company also repaid approximately $3.6 million in long-term debt.

      Capital expenditures, primarily for construction of industrial buildings, purchases of equipment, machinery and leasehold improvements, were approximately $2.5 million in fiscal 2004. Capital expenditures in fiscal 2004 were financed principally through operating cash flows of the Company and short-term borrowings. Given the Company's current operating cash flow, the Company intends to incur only nominal capital expenditures to maintain its existing operations in fiscal 2005. Management expects these future capital expenditures will be financed by internally generated funds and available credit facilities.

      On February 9, 2004, the Company announced that it had closed its share repurchase program established on June 5, 2000, in which the Board of Directors authorized the repurchase of up to $5 million of its outstanding shares in the open market from time to time. On November 4, 2002, the Board of Directors authorized an increase in the share repurchase plan from $5 million to $10 million. Since the inception of the share repurchase program through its closure on February 9, 2004, the Company repurchased 1,553,391 shares at an aggregate cost of approximately $7.0 million. During fiscal 2004, the Company did not purchase any shares.

      The Company generally does not extend credit to its customers. However, for certain major customers, the Company does extend credit for periods of up to 120 days. A majority of the Company's sales are guaranteed by letters of credit or other bank guarantees. The Company has credit policies and procedures which it uses to manage its credit risk. Over the past three fiscal years, the Company has had no bad-debt write-offs.

      The Company conducts much of its business in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company entered into forward foreign exchange contracts to hedge approximately 70% of its foreign currency denominated firm commitments for fiscal 2004, primarily consisting of sales to customers invoiced in currencies other than the U.S. dollar. Forward foreign exchange contracts as of March 31, 2004 generally had maturities of less than five months and related to major European currencies. Counterparties to the transactions are typically large international financial institutions.

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

      Duty Credit Certificate Scheme is a manufacturing incentive program authorized by the Department of Customs of South Africa where negotiable certificates are issued. The certificates are given to companies that export certain textile goods to foreign customers based on the value of the goods exported. The certificates allow the holder to use the certificate for a full rebate of any duty on imports of the same product class as the original export sale, or if the participant does not import the same product class or will not utilize all of their certificates in the importation program, these certificates can be sold to third parties who are importing the qualifying products. The certificates are generally sold at a discount to their face value (usually sold at 65% to 70% of the face value). The sale of these certificates depends on the prevailing market conditions and the amount of discount may vary. The Company recognizes income for duty credit certificates upon the sale of the certificates given the uncertainties surrounding the value at which to measure the certificates.

      The Company recognizes allowances for estimated returns, discounts and incentives when the sale is recorded. Actual allowances may differ from estimates due primarily to changes in sales volume based on consumer demand. Actual allowances have not materially differed from estimates.

      Inventories. Stocks and work in progress are stated at the lower of cost or net realizable value. Cost, calculated on a weighted average basis, comprises the cost of raw materials, direct labor and an appropriate portion of production overhead. The Company continually reviews the value of its inventories and makes adjustments when it believes the likely realizable value is below cost. The amount of any write-down of inventories are recognized as an expense in the period the write-down or loss occurs. The Company continually evaluates its inventories by assessing slow moving current products. Net realizable value of non-current inventory is estimated based on historical sales trends for this category of inventory of the Company's individual product lines, the impact on market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. Estimates of realizable value may differ from actual results.

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

Property, plant and equipment is stated at cost or at management's estimate of fair market value if considered impaired under the provisions of SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" less accumulated depreciation. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value. The Company estimates fair value based on the best information available. In the current year, the Company has been required to assess the fair value of the assets in the textile operations of South Africa as discussed in note 12. The fair value has been determined by the management based on assumptions and an independent third party offer that are believed to be reasonable under the circumstances. However, given the significant judgement involved and the uncertain textile business environment in South Africa, actual fair value of these assets may differ from the current estimates. The Company calculates the estimated useful lives of assets based on industry practice and determines its ability to fully utilize these assets. Depreciation of property, plant and equipment is calculated to write off the cost of individual assets in equal annual installments over their estimated useful lives which range from 3 1/3 to 50 years. See Note 10 to the Company's Consolidated Financial Statements.

      Forward Foreign Exchange Contracts. The Company conducts certain transactions in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company enters into forward foreign exchange contracts to hedge certain foreign currency denominated firm commitments, primarily sales to customers invoiced in currencies other than the U.S. dollar. The primary purpose of the Company's foreign currency hedging activities is to manage the volatility associated with foreign currency revenues and the other assets and liabilities created in the normal course of business. The Company does not hold or issue financial instruments for trading purposes. On April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Under SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized on the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualifies as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

      Income Taxes. As part of the process of preparing the Company's consolidated financial statements, management is required to estimate the income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company records a valuation allowance to reflect the estimated amount of deferred tax assets which more likely than not, will not be realized. The resulting deferred tax assets and liabilities are included within the Company's consolidated balance sheet. Estimates may differ from actual results.

INFLATION AND EXCHANGE RATES

      Local expenses incurred in Mauritius mainly relate to wages, salaries and short-term borrowings. Wage rates are reviewed on a yearly basis to take account of inflation and other price increases. Wage rate increases in fiscal year 2004 were approximately 4.5%. In addition, the Mauritian Rupee appreciated 3.0% against the U.S. dollar during fiscal 2004.

      Local expenses incurred in South Africa mainly relate to local borrowings, the purchase of raw materials, electricity costs and wages and salaries. During fiscal 2004, the South African rand appreciated approximately 26.2% against the U.S. dollar.

      Local expenses incurred in China mainly relate to local borrowings, the purchase of raw materials, electricity costs and wages and salaries. During fiscal 2004, the Chinese yuan held constant against the U.S. dollar. Wage rate increases in the Shenzhen region in fiscal year 2004 were approximately 8.5%.

      The Company has also been able to offset the effects of inflation it experienced in recent years by increases in productivity through investments in modern and cost-effective manufacturing facilities. As a result, inflation has not had a material impact on the Company's results of operations in recent years.

SEASONALITY OF BUSINESS

      Garments are worn year-round and, as such, demand for Novel Denim's fabric products and the level of its sales fluctuate only moderately throughout the year.

TAXATION

      The Company operates in four jurisdictions where it is subject to profits taxes; namely Mauritius, South Africa, China and Hong Kong. The Company became subject to tax in Mauritius effective April 1, 2000. No tax charge has been recorded during the year ended March 31, 2004, in respect of the Mauritian operations, as the Company had sufficient tax losses carried forward to off-set taxable profits.

      The Company's subsidiaries incorporated in South Africa are subject to tax at a rate of 30%. During the year ended March 31, 2004, the Company's South African subsidiaries had no taxable income and no provision has been provided in the financial statements. During the year ended March 31, 2004, a deferred tax provision amounting to $358,276 has been provided in the financial statements in respect of temporary differences within the South African subsidiaries.

      The Company's subsidiaries incorporated in Hong Kong are subject to tax at a rate of 17.5%. During the year ended March 31, 2004, the Company's Hong Kong subsidiaries had taxable income and a provision amounting to $150,003 has been provided in the financial statements. During the year ended March 31, 2004, a deferred tax benefit amounting to $96,373 has been recorded in the financial statements in respect of temporary differences within the Hong Kong subsidiary.

      The Company's subsidiary incorporated in China, is subject to tax at a rate of 15%. During the year ended March 31, 2004, the Company's China subsidiary had taxable income and a provision amounting to $258,950 has been provided in the financial statements. During the year ended March 31, 2004, a deferred tax benefit amounting to $5,629 has been recorded in the financial statements in respect of temporary differences within the China subsidiary.

EXPANSION INTO CHINA

      On August 7, 2001, the Company entered into an agreement to acquire NDP for $18.97 million in cash from a subsidiary of Novel Enterprises Limited, an affiliate of Novel Apparel Limited, the principal shareholder of the Company. NDP, through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of the People's Republic of China ("PRC"), near Hong Kong, capable of processing 40 million meters of fabric annually. NDP sells primarily to fabric converters in Hong Kong, Southeast Asia and the PRC for eventual sales into the United States, Europe and Japan. The transaction closed on October 1, 2001. The acquired business contributed revenues of $14,088,680 and operating profit of $1,779,645 to the Company for the period from October 1, 2001 to March 31, 2002. The acquisition was accounted for using purchase accounting, negative goodwill amounting to $6.9 million arose on acquisition, which was primarily derived from the fair value of NDP's property, plant and equipment, at the time of the acquisition, being higher than the purchase price. The negative goodwill has been allocated to reduce proportionally the values assigned to noncurrent assets. Accordingly, the operating results of NDP have been included in the Company's Consolidated Financial Statements since the date of acquisition.

RECENTLY ISSUED ACCOUNTING STANDARDS

      The FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" in November 2002. This interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

      The FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" in January 2003. This interpretation clarifies the application of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements", and requires companies to evaluate variable interest entities for specific characteristics to determine whether additional consolidation and disclosure requirements apply. This interpretation is immediately applicable for variable interest entities created after January 31, 2003, and applies to fiscal periods beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. This interpretation also requires extensive disclosures, including disclosure that are applicable to December 31, 2002 financial statements. The adoption of this interpretation did not have any impact on its financial position or results of operations because the Company has no variable interest entities.

      The FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" in April 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. The adoption of SFAS No. 149 did not have any impact on the Company's financial position or results of operations because the Company does not have any derivative instruments that are affected by SFAS No. 149.

      The FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" dated June 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position or results of operations.

TREND INFORMATION

      Since the end of fiscal 2004, the Company has focused on closing its operations in Mauritius (operations ceased towards the end of June 2004) including: (i) completing the sale of its Mauritian denim textile operations and one garment factory to a local Mauritian company for approximately $21.0 million in cash, which was completed in July 2004; (ii) marketing the sale of the Company's remaining fixed assets in Mauritius; (iii) completing outstanding garment and fabric orders in Mauritius and monetizing the working capital; and
(iv) making redundant the Company's employees in Mauritius.

      In addition, the Company is focused on reducing operating and production expenses in its remaining facilities and working to improve cash flow within its textile operations in South Africa. In connection with reviewing the Company's South African textile operations including the carrying value of the assets as compared with their fair value, the Company determined that an impairment charge of $11.7 million was required to adjust the net book value of the property, plant and equipment associated with the South African textile operations to their fair value.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our minimum contractual obligations and commercial commitments as of March 31, 2004 and the effect the Company expects them to have on its liquidity and cash flow in future periods.

                                                   PAYMENTS DUE BY PERIOD
                                 -----------------------------------------------------------
                                                                                       MORE
                                              LESS THAN       1-3          3-5        THAN 5
                                  TOTAL        1 YEAR        YEARS        YEARS       YEARS
                                 -------      -------      -------      -------      -------
                                                       (In thousands)
Short-term debt obligations      $54,579      $54,579      $    --      $    --      $    --
Long-term debt obligations         9,082        6,989        2,093           --           --
Capital lease obligations          7,428          926          890        5,612           --
Operating lease obligations        1,214        1,181           10            2           21
                                 -------      -------      -------      -------      -------
     Total ................      $72,303      $63,675      $ 2,993      $ 5,614      $    21
                                 =======      =======      =======      =======      =======


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The directors and executive officers of the Company are:


                                                                                                 YEAR IN
                                                                                                  WHICH
                                                                                                 CURRENT
                                                                                                DIRECTOR
   NAME                 AGE                              POSITION                             TERM EXPIRES
   ----                 ---                              --------                             ------------
Silas K.F. Chou.......   58     Director, Chairman of the Board                                    2004
K.C. Chao.............   55     Director, Chief Executive Officer and President                    2005
Alain Rey.............   44     Director, Chief Financial Officer and                              2004
                                Senior Vice President -- Finance
Lester M.Y. Ma........   57     Director and Treasurer                                             2006
Mei-Ling Liu..........   57     Senior Vice President -- Operations                                 NA
Ronald K.Y. Chao......   65     Director                                                           2006
Susana Chou...........   62     Director                                                           2005
Noel Jervis...........   59     Director                                                           2004
Leavitt B. Ahrens, Jr.   60     Director                                                           2006
Lawrence T.S. Lok.....   47     Secretary                                                           NA

      Silas K.F. Chou -- Mr. Chou is a founder of the Company and has been the Company's Chairman of the Board since 1996 and a Director since 1990. Mr. Chou was Managing Director of NEL from 1996 to 2002 and currently serves as a Director. In addition, from 1992 until October 2002, Mr. Chou was Chairman of the Board of Directors of Tommy Hilfiger Corporation ("Tommy Hilfiger"), an apparel company listed on the New York Stock Exchange. In addition, Mr. Chou was Chairman of the Board of Pepe Jeans London Corporation and its predecessors from 1992 to 1998. Mr. Chou devotes a significant portion of his time to matters other than those relating to the Company, including those relating to NEL and its affiliates, Pepe Europe, A&G Group and Michael Kors Corporation.

      K.C. Chao -- Mr. Chao is a founder of the Company and has been the Chief Executive Officer and President of Novel Denim since February 1996. Mr. Chao is responsible for the overall activities of the Company. He also has been a Director of the Company since 1990. Mr. Chao has also been a Director of NEL since 1996. He is a national of the Republic of Mauritius.

      Alain Rey -- Mr. Rey has been the Chief Financial Officer since 1996 and was promoted to Senior Vice President -- Finance in September 1998. He also has been a Director of the Company since 1997. Mr. Rey is an associate member of the Institute of Chartered Accountants in England and Wales. For more than five years prior to joining the Company in 1996, Mr. Rey held various senior managerial positions with textile companies in Mauritius. From 1986 to 1988, Mr. Rey was the head of the audit division for France and Monaco in the consumer services department of Citibank and prior to that performed audit, tax and consulting services for Coopers & Lybrand in London. He is a national of the Republic of Mauritius.

      Lester M.Y. Ma -- Mr. Ma has been a Director of the Company since 1992 and the Treasurer of the Company since 1997. From 1992 to 2003 he served as a director of Tommy Hilfiger. Mr. Ma has also served as an Executive Director and Group Chief Accountant of NEL for more than five years.

      Mei-Ling Liu -- Ms. Liu was promoted to Senior Vice President -- Operations of the Company in September 1998, having served as Vice President -- Operations since 1993, prior to which she was the Production Manager at one of the Company's subsidiaries. Prior to joining Novel Denim, Ms. Liu was first a technical manager and later general manager for ten years at a cotton mill in Shanghai where her responsibilities included product design. She is a national of the Republic of Mauritius.

      Ronald K.Y. Chao -- Mr. Chao was a Director of the Company from 1989 to 1990 and from 1997 to present. From 1992 to 2003, he served as a director of Tommy Hilfiger. In 1996, Mr. Chao resigned as Managing Director of NEL, a position he held for more than five years prior thereto, and was appointed as Vice Chairman of NEL.

      Susana Chou -- Ms. Chou has been a Director of the Company since 1997. In 1996, she was appointed as Vice Chairman of NEL, and for more than five years prior thereto she was an Executive Director of NEL. Ms. Chou also serves as the President of H. Nolasco and Company Limited, a diversified trading company based in Macau. In addition to her business activities, Ms. Chou is President of the Legislative Assembly of Macau and a member of China's National Committee of the Chinese People's Political Consultative Conference.

      Noel Jervis -- Mr. Jervis has been a Director of the Company since 1997. From 1993 to 1996, he served as the Chief Executive Officer of Courtaulds Textiles plc ("Courtaulds"), Europe's second largest textile manufacturer. For more than 25 years prior thereto, Mr. Jervis held various senior finance positions at Courtaulds, followed by an appointment as Chairman of its International Fabrics Group from 1988 to 1993. Mr. Jervis also serves as Chairman of Interfloor Group Ltd, Europe's largest manufacturer of carpet underlays, specialist rubber flooring and carpet fitting accessories, Chairman of Sherwood Group plc, a U.K. based and quoted textiles and clothing company, and Chairman of the Music Group Ltd. a manufacturer and distributor of internationally renowned branded musical instruments.

      Leavitt B. Ahrens, Jr. -- Mr. Ahrens has been a Director of the Company since 1997. Mr. Ahrens served as Senior Vice President, International at Rubbermaid Incorporated, a leading brand manufacturer and marketer of consumer and commercial products, where he was responsible for the company's global growth strategy from April 1996 to April 1999. Prior to joining Rubbermaid, Mr. Ahrens was with VF Corporation for over 10 years, where he most recently served as President-VF Asia-Pacific after serving as President-VF Europe: Jeanswear, where he managed the Lee(R), Wrangler(R) and Maverick(R) brands.

      Lawrence T.S. Lok -- Mr. Lok has been the Secretary of Novel Denim since 1997. He has also been the Secretary of Tommy Hilfiger and NEL since 1994. In addition, Mr. Lok also has been Deputy Financial Controller of NEL since 1998 and for more than five years prior thereto was Deputy Group Chief Accountant of NEL. He is a fellow of the Chartered Association of Certified Accountants.

      Messrs. Silas K.F. Chou, K.C. Chao, Ronald K.Y. Chao and Ms. Susana Chou are siblings.

COMPENSATION

      In fiscal 2004, the aggregate salary and bonus compensation paid by the Company and its subsidiaries to all directors and officers of the Company as a group (6 persons) for services in all capacities was $915,700, including nil pursuant to an informal bonus arrangement. Under the informal bonus arrangement, the Company distributes up to 5% of Novel Denim's income before bonuses and minority interests each year as bonuses to executive officers and employees. In addition, under a deferred employee benefit plan, the aggregate amount accrued as of March 31, 2004 by the Company for all of Novel Denim's directors and officers for long service benefits, which the Company is obligated by statute to provide, was $51,765.

SHARE OWNERSHIP

      The only directors and executive officers of Novel Denim who are deemed to have beneficial ownership of more than 1% of Novel Denim's outstanding Ordinary Shares are Messrs. Silas Chou, Ronald Chou, K.C. Chao and Ms. Susana Chou, all of whom are related to Novel Apparel, Novel Denim's major shareholder. For details please see Footnotes 1 and 3 to the share ownership table and the notes thereto in Item 7. "Major Shareholders and Related Party Transactions."

STOCK OPTION PLANS

      EMPLOYEE PLAN

      In August 1997, the Company adopted a stock incentive plan (the "Employee Plan ") authorizing the issuance of an aggregate of up to 450,000 Ordinary Shares to directors, officers and employees of the Company and its subsidiaries. In September 1999, the Company amended the Employee Plan to increase the number of Ordinary Shares authorized for issuance thereunder to 900,000. Messrs. Silas K.F. Chou, K.C. Chao, Ronald K.Y. Chao and Ms. Susana Chou are not eligible for grants under the Employee Plan.

      The Employee Plan is administered by the Compensation Committee of the Board of Directors of the Company. The Compensation Committee determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms and conditions of each grant, subject to the provisions of the Employee Plan.

      NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

      In July 1997, the Company adopted a non-employee directors stock option plan (the "Non-Employee Directors Plan") authorizing the issuance of an aggregate of up to 50,000 Ordinary Shares to directors who are not officers or employees of the Company or any subsidiary of the Company. The Non-Employee Directors Plan is administered by the Compensation Committee of the Company. Adjustments in the aggregate number and kind of shares reserved for issuance and subject to options granted under the Non-Employee Directors Plan are made by the Compensation Committee in the event of a merger, consolidation, recapitalization, reorganization, stock split, stock dividend, extraordinary distribution with respect to the Ordinary Shares or other change in corporate structure affecting the shares.

      Under the Non-Employee Directors Plan, subject to adjustment as described above, each non-employee director (other than Mr. Ronald Chao and Ms. Susana Chou, who are not eligible for grants under this plan) will receive an initial grant of options to purchase 6,000 Ordinary Shares and subsequent annual grants of options to purchase 1,000 Ordinary Shares. All grants will have an exercise price equal to the fair market value of the Ordinary Shares at the date of grant.

      OUTSTANDING OPTIONS

      As of August 31, 2004, 548,160 options, net of cancellations, have been granted and remain unexercised under the Employee Plan. The average exercise price of such options was $11.26 per share.

      As of August 31, 2004, 24,000 options, net of cancellations, have been granted and remain unexercised under the Non-Employee Directors Plan. The average exercise price of such options was $15.30 per share.

            The term, under both plans, of each stock option is 10 years, unless terminated earlier in accordance with the terms of the relevant plan. Such stock options have varied vesting schedules.

      As of August 31, 2004, Novel Denim's directors and executive officers, in the aggregate, held options under its stock option plans to purchase up to 304,000 Ordinary Shares. 280,000 of these, which were granted under the Employee Plan (defined above), have an average exercise price of $11.84 and will expire 10 years from the date of grant. 24,000 of these, which were granted under the Non-Employee Director Plan (defined above), have an average exercise price of $15.30 and will expire 10 years from the date of grant.

CERTAIN EMPLOYMENT AGREEMENTS

      Novel Denim has employment agreements with K.C. Chao, Alain Rey and Mei-Ling Liu.

      The employment agreement with Mr. Chao provides for his employment as Chief Executive Officer and President of Novel Denim. The term of his employment agreement is until March 31, 2004 and continues on annual renewals thereafter.

      The employment agreement with Mr. Rey provides for his employment as Chief Financial Officer and Senior Vice President of Novel Denim. The term of his employment agreement is until March 31, 2004 and continues on annual renewals thereafter.

      The employment agreement with Ms. Liu provides for her employment as Senior Vice President -- Operations of Novel Denim. The term of her employment agreement is until March 31, 2004 and continues on annual renewals thereafter.

      Each of the employment agreements provides that if the executive terminates his or her employment with the Company, other than at the end of the employment term or for "good reason" (as defined in the agreements), the executive may not compete with the Company for a period of one year thereafter.

COMMITTEES OF THE BOARD OF DIRECTORS

      The Company's Board of Directors has standing Audit and Compensation committees which meet at least twice a year.

      The Audit Committee recommends to the Board of Directors an accounting firm to serve as the Company's independent accountants, reviews the scope and results of the annual audit of the Company's consolidated financial statements, reviews non-audit services provided to the Company by the Company's independent accountants, monitors transactions among the Company and its affiliates and other similar and customary functions. The Audit Committee currently consists of Messrs. Jervis, who serves as Chairman, and Ahrens.

      The Compensation Committee is charged with supervising the Company's compensation policies, administering the employee incentive plans, reviewing officers' salaries and bonuses, approving significant changes in employee benefits and recommending to the Board of Directors such other forms of remuneration as it deems appropriate. The Compensation Committee currently consists of Messrs. Silas Chou, who serves as Chairman, Jervis and Ahrens.

EMPLOYEES

      As of March 31, 2004, Novel Denim had approximately 7,350 full-time employees compared to 7,700 at March 31, 2003 and 14,300 at March 31, 2002. As of August 31, 2004, Novel Denim had approximately 1,230 full-time employees The reduction between 2003 and 2002 was associated with the closure of the Company's Madagascar operations and the reduction in garment production in Mauritius. The reduction from March 2004 to August 2004 was associated with the wind-down of all operations in Mauritius. At March 2004, Approximately 83.0% were located in Mauritius, 8.8% in South Africa, 7.1% in China and 1.1% in other regions including Hong Kong. In addition, Novel Denim has recruited highly educated engineers and technicians from Hong Kong and Europe. With the exception of approximately 650 employees in South Africa, none of the Company's employees is a member of a union and the Company provides its workers with a clean and modern working environment as well as job training. The Company seeks to maintain good relations with its employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      As of August 31, 2004, the Company was effectively controlled by its 56.7% shareholder, Novel Apparel, an affiliate of NEL. All shareholders have the same voting rights. As of August 31, 2004, there were 8,027,809 outstanding Ordinary Shares and approximately 43.3% of the outstanding Ordinary Shares were held by approximately 27 record holders (excluding Novel Apparel) in the United States. The following table sets forth as of August 31, 2004 (i) the persons owning more than 5% of the Ordinary Shares and (ii) the share ownership and exerciseable share options of all the directors and officers of the Company as a group:


                                                                       ORDINARY SHARES (1)
                                                                       -------------------
                                                                     NUMBER           PERCENT
                                                                     ------           -------
Novel Apparel (BVI) Limited (2)............................       4,550,000            56.7%
FMR Corporation ...........................................         943,800            11.8%
K.C. Chao (3) .............................................         505,000             6.3%
All directors and officers as a group (other than as set
forth in relation to Novel Apparel and K.C. Chao)
(11 persons) (4)...........................................         408,300             5.1%
                                                                  ---------            ----


-----------

(1) Based upon 8,027,809 Ordinary Shares, net of treasury stock. Does not reflect the dilution arising from the exercise of stock options.

(2) NHL owns 80% of the Ordinary Shares of Novel Apparel with K.C. Chao, the Company's Chief Executive Officer and President, owning the remaining 20%. NHL is indirectly wholly-owned by members of the Chao family (including Messrs. Silas Chou and Ronald Chao and Ms. Susana Chou).

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

TRANSACTIONS WITH AFFILIATES

      As described below, the Company has engaged in certain related party transactions with NEL and its affiliates in fiscal 2004.

      SALES AGENCIES

      In the Netherlands and France, Novel Denim employs the marketing and sales services of two agencies which are affiliates of the Chao family. The sales agencies receive a commission based on sales of Novel Denim products. The Company incurred $603,947 of sales commissions under these agreements during fiscal 2004. The agencies do not market any other denim manufacturer's products.

      SALES OF PRODUCTS AND SERVICES

      Novel Denim's customers include Tommy Hilfiger, Pepe Europe and certain other affiliates of NEL. The Chao family has an approximately 11% indirect ownership interest in Pepe Europe and until June 2003, a small indirect ownership interest in Tommy Hilfiger. In addition, Mr. Silas K.F. Chou, the Company's Chairman of the Board, was also Co-Chairman of the Board of Tommy Hilfiger until October 2002. Messrs. Ronald Chao, Lester Ma and Lawrence Lok, directors and/or officers of the Company, were also directors and/or officers of Tommy Hilfiger until February 2003, Pepe Europe and/or NEL and its affiliates. See Item 6. "Directors, Senior Management and Employees." Tommy Hilfiger and Pepe Europe purchased $13.0 million and less than $50,000, respectively, of products from the Company during fiscal 2004. Novel Denim intends to continue to sell products to Tommy Hilfiger and Pepe Europe. See Item 3. "Key Information -- Risk Factors -- Control by Principal Shareholder; Conflicts of Interest."

      SERVICES

      The Company receives certain services from NEL and its affiliates, including information systems, staff resources, office space and related overhead. The Company paid $150,777 in fiscal 2004 for such services. The cost of such services is apportioned based on usage.

      LEASES OF OFFICE SPACE AND LAND

      Novel Denim leases office space from an affiliate of NEL. The Company paid rent of $149,358 in fiscal 2004, under leases covering approximately 14,500 square feet. In addition, the Company leased 422,830 square feet of land, which includes a 380,000 square foot factory and laundry facility, in Mauritius from an NEL affiliate under a 50-year arrangement which began in 1989. Annual rental payments under this lease arrangement were not material and the lease was terminated in July 2004.

      Each of the transactions undertaken with related parties has been negotiated on an arms-length basis and the Company believes that the terms of such transactions are no less favorable to the Company than could be obtained from unaffiliated parties. The Audit Committee of the Board of Directors, which is comprised of two independent directors, reviews transactions between the Company and its affiliates to provide that such transactions are on terms which are no less favorable as a whole to the Company than could be obtained from unaffiliated parties and that such transactions are properly reported. See Item
6. "Directors, Senior Management and Employees."

REGISTRATION RIGHTS AGREEMENT

      Under a registration rights agreement between Novel Apparel and the Company entered into prior to the Company's initial public offering, Novel Apparel has the right, subject to certain conditions, to require the Company to register under the Securities Act of 1933, as amended, Ordinary Shares held by it. Pursuant to the registration rights agreement, Novel Apparel was granted unlimited demand and piggy-back registration rights. The Company has agreed to pay all expenses incurred in connection with all piggy-back registrations and with the first four demand registrations, and will share expenses ratably with Novel Apparel in connection with any additional such demand registrations. The registration rights agreement provides for indemnities between the Company and Novel Apparel for certain liabilities under the Securities Act of 1933.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See Item 17. Financial Statements and pages F-1 through F-32.

SIGNIFICANT CHANGES

      None.

LEGAL PROCEEDINGS

      There are no material legal proceedings pending against the Company.

DIVIDEND DISTRIBUTIONS

      The Company does not have a stated dividend policy and has not declared or paid any dividends since the Company's initial public offering in 1997.

ITEM 9. THE OFFER AND LISTING

      The Company's Ordinary Shares, par value U.S. $1.00, are listed and traded on The NASDAQ SmallCap Market ( "Nasdaq SmallCap ") under the symbol "NVLD ".

      The following table sets forth, for each of the periods indicated, the reported high and low sales prices per Ordinary Share as reported on Nasdaq
SmallCap:

                                       HIGH          LOW
                                       ----          ---
ANNUAL INFORMATION

Fiscal Year ended March 31, 2004      $ 3.750      $ 1.540
Fiscal Year ended March 31, 2003      $10.000      $ 2.050
Fiscal Year ended March 31, 2002      $15.500      $ 6.250
Fiscal Year ended March 31, 2001      $10.625      $ 3.250
Fiscal Year ended March 31, 2000      $10.625      $ 2.750

QUARTERLY INFORMATION
Fiscal Year ended March 31, 2005
    First quarter ..............      $ 2.650      $ 1.310
Fiscal Year ended March 31, 2004
    Fourth quarter .............      $ 2.650      $ 1.580
    Third quarter ..............      $ 2.490      $ 1.540
    Second quarter .............      $ 2.600      $ 1.650
    First quarter ..............      $ 3.750      $ 2.200
Fiscal Year ended March 31, 2003
    Fourth quarter .............      $ 3.300      $ 2.300
    Third quarter ..............      $ 4.600      $ 2.050
    Second quarter .............      $ 7.390      $ 4.650
    First quarter ..............      $10.000      $ 7.150

MONTHLY INFORMATION
August 2004 ....................      $ 1.400      $ 1.030
July 2004 ......................      $ 1.350      $ 1.030
June 2004 ......................      $ 2.000      $ 1.310
May 2004 .......................      $ 2.380      $ 1.910
April 2004 .....................      $ 2.650      $ 1.850
March 2004 .....................      $ 2.650      $ 1.650

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

      Where a conflict of interest exists on the part of a director of the Company, that director is not prohibited from voting with respect to the matter and the matter may be validly approved under BVI law if that director declares his or her interest in the transaction to the other directors and the transaction is then approved by the other disinterested directors. A director may borrow from the Company, if the disinterested directors approve the transaction in accordance with the provisions of this paragraph. Directors are not required to own any of the Company's shares.

      A director holds office until conclusion of office, death, removal or resignation. Directors stand for reelection at staggered annual intervals. At meetings at which directors are to be elected, the successors of the retiring directors are elected by a plurality vote of all votes cast at the meeting.

SHARE CAPITAL

      The Company has an authorized share capital of US$28,000,000 which consists of 23,000,000 Ordinary Shares, US$1.00 par value ("Ordinary Shares"), and 5,000,000 preference shares, par value US$1.00 ("Preference Shares"). At March 31, 2004, the Company had 9,437,500 ordinary shares issued and outstanding, of which 1,409,691 Ordinary Shares were repurchased by the Company and held at cost as treasury shares, all of which were fully paid. Share rights may be varied with the written consent of the holders of a majority of each class or series of shares to be affected by the variation. Dividends which remain unclaimed three years after having been declared may be forfeited at the option of the directors for the benefit of the Company. No Preference Shares have been issued.

      The Ordinary Shares have one vote each, are subject to redemption, purchase or acquisition by the Company for fair value and have the right to receive dividends and distributions upon the liquidation of the Company. The rights of the Preference Shares are to be determined by the directors of the Company by way of a duly passed resolution of directors prior to the Company's issuance of any preference shares. Neither the Ordinary Shares nor the Preference Shares have pre-emption rights or restrictions on their transfer.

MEETING OF MEMBERS

      The directors of the Company are required to convene an annual meeting of members to consider the election of directors and any other matters which the directors propose to be considered. The directors may also convene such other meetings of members at such times as the directors consider necessary or desirable. The directors are also required to convene a meeting of members on the request of the members holding 50% or more of the outstanding voting shares in the Company. The affirmative vote of more than 50% of all the votes of the shares at the members' meeting entitled to vote is required to pass any resolution.

MATERIAL CONTRACTS

      The Company believes it has no material contracts which occurred outside of its normal course of business during the past two years immediately preceding the date hereof. All material contracts which occurred in the ordinary course of business are attached to this registration statement as exhibits.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

      EXCHANGE CONTROLS

      There are currently no exchange control restrictions on remittances of dividends on the Company's Ordinary Shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive office is located, South Africa and China, where its principal manufacturing operations are located, or the British Virgin Islands, where it is incorporated. There are currently no limitations imposed by British Virgin Islands law or by the Company's Memorandum of Association and Articles of Association on the right of non-resident or foreign owners to hold or vote the Company's Ordinary Shares.

      COMPARISON OF UNITED STATES AND BRITISH VIRGIN ISLANDS CORPORATE LAWS

      Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. Under applicable British Virgin Islands law, majority shareholders do not owe direct fiduciary duties to minority shareholders.

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

      Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company's Memorandum of Association or Articles of Association, an increase or reduction in the Company's authorized capital or a change in the Company's name, which would require shareholder approval under the laws of most United States jurisdictions. In addition, the directors of a British Virgin Islands international business company may, without shareholder approval among other things, implement a sale, transfer, exchange or disposition of less than 50% of any assets, property, part of the business, or securities of the international business company, the winding up or dissolution of the company, or any combination thereof, if they determine it is in the best interests of the corporation, its creditors, or its shareholders.

      As in most United States jurisdictions, the board of directors of a British Virgin Islands international business company is charged with the management of the affairs of the company. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interest of the company and refrain from conduct that injures the corporation or its stockholders or that deprives the corporation or its stockholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, a director owes a fiduciary duty to the company, but liability of a director to the company is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interest of the corporation. However, under its Articles of Association, the Company is authorized to indemnify any person who is made or threatened to be made a party to a legal, administrative or investigative proceeding by virtue of being a director, officer or liquidator of the Company, provided such person acted honestly and in good faith and with a view to the best interest of the Company and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. The Company's Articles of Association also obligate the Company to indemnify any director, officer or liquidator of the Company who was successful in any such proceedings against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceedings, where such person met the standard of conduct described in the preceding sentence.

      The foregoing description of certain differences between British Virgin Islands and United States corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. See Item 3. "Key Information -- Risk Factors -- Enforceability of Civil Liabilities" and " -- Rights of Shareholders under British Virgin Islands Law may be Less than in U.S. Jurisdictions."

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

      UNITED STATES FEDERAL INCOME TAXATION

      The following presents the material United States federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Ordinary Shares held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. Holders (as defined below) that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the "Code"), such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method for their securities holdings, financial institutions, tax exempt entities, regulated investment companies, real estate investment trusts, insurance companies, investors liable for alternative minimum tax, persons holding Ordinary Shares as part of a hedging, conversion, constructive sale or integrated transaction or a straddle, persons owning directly or indirectly 10% or more of the total combined voting power of all classes of voting stock of the Company, investors in pass-through entities or persons whose functional currency is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those described below. Prospective purchasers who are U.S. Holders are urged to satisfy themselves as to the overall United States federal, state and local tax consequences of their ownership of the Ordinary Shares by consulting their own tax advisors.

      As used herein, a "U.S. Holder" of an Ordinary Share means a holder that is for United States federal income tax purposes, a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

      If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders who are partners of a partnership holding Ordinary Shares should consult their own tax advisors.

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

      With respect to U.S. Holders who are individuals, certain dividends received before January 1, 2009 from a foreign corporation whose shares are readily tradable on an established securities market in the United States will be eligible for reduced rates of taxation if such dividends constitute "qualified dividend income," provided holding period and other requirements are met. If, however, the Company is classified as a foreign personal holding company or a passive foreign investment company during a given taxable year, dividends paid by the Company to individual U.S. Holders during such year (or the following year) will not constitute "qualified dividend income" (see " -- Foreign Personal Holding Company Status" and " -- Passive Foreign Investment Company Status" below). U.S. Holders who are individuals should consult their own tax advisors regarding the application of these rules to their particular circumstances.

      For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Ordinary Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Ordinary Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

      Foreign Personal Holding Company Status

      A foreign corporation will be classified as a foreign personal holding company (an "FPHC") if (i) at any time during the Company's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock (by either voting power or value) (the "shareholder test") and (ii) the corporation receives at least 60% of its gross income (regardless of source), as adjusted, from certain passive sources (the "income test"). After its initial year of qualification as an FPHC, a corporation may remain an FPHC even if only 50% of its gross income is FPHC income (i.e., passive income such as interest, dividends, etc.).

      Because the Company will derive most of its income from dividends paid by its subsidiaries, the Company believes that it satisfies, and expects that it will continue to satisfy, the income test. The Company believes that the shareholder test was not met prior to the Company's initial public offering and has not been met at any time after such offering. However, due to a number of factors (including the FPHC stock attribution rules, possible change in residence by current indirect shareholders and possible acquisition of Ordinary Shares by purchase, gift, or bequest by individuals related to or partners of current indirect shareholders), there can be no assurance that the Company will not become an FPHC in the future.

      If the Company were classified as an FPHC, U.S. Holders (including certain indirect holders) would be required to include in income their pro rata share of the Company's undistributed FPHC income if they were holders on the last day of the Company's taxable year (or if earlier, the last day on which the Company satisfies the shareholder test). Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. In such a case, a U.S. Holder would be entitled to increase its tax basis in the Ordinary Shares by the amount of such deemed FPHC dividend. U.S. Holders who dispose of their Ordinary Shares prior to the date discussed above would not be subject to these rules. Moreover, if the Company became an FPHC, United States persons who acquire Ordinary Shares from decedents would not receive a "stepped-up" basis in such Ordinary Shares. Instead, such a holder would have a tax basis equal to the lower of fair market value or the decedent's basis.

      The Company will notify U.S. Holders in the event that it concludes that it is classified as an FPHC for any taxable year.

      Personal Holding Company Tax

      A corporation will be classified as a personal holding company (a "PHC") if (i) at any time during the last half of the Company's taxable year, five or fewer individuals own more than 50% of the corporation's stock (by value) directly or indirectly and (ii) the corporation receives at least 60% of its gross income, as adjusted, from certain passive sources. However, if a corporation is an FPHC (see above) it cannot be a PHC. A corporation classified as a PHC is subject to a 15% tax on its undistributed personal holding company income. Foreign corporations (such as the Company) determine their liability for PHC tax by considering only (a) gross income derived from United States sources and (b) gross income which is effectively connected with a United States trade or business (collectively, "U.S. Taxable Income").

      While more than 50% of the Ordinary Shares is currently owned, directly or indirectly, by five or fewer individuals, the Company does not currently have, or expect to have in the future, any U.S. Taxable Income. Accordingly, the Company does not expect to have any PHC tax liability.

      Passive Foreign Investment Company Status

      The Company does not believe that it is, for United States federal tax purposes, a passive foreign investment company (a "PFIC"), and expects to continue its operations in such a manner that it will not be a PFIC. If, however, the Company is or does become a PFIC, U.S. Holders could be subject to additional federal income taxes on certain distributions or gains with respect to Ordinary Shares plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules of the United States federal income tax laws.

      Taxation of Capital Gains

      For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an Ordinary Share in an amount equal to the difference between the amount realized for the Ordinary Share and the U.S. Holder's basis in the Ordinary Share. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss.

      Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid in respect of the Ordinary Shares or the proceeds received on the sale, exchange, or redemption of the Ordinary Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations) and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

      SOUTH AFRICA TAXATION

      Under the laws of South Africa, as currently in effect, a holder of Ordinary Shares who is not a resident of South Africa is exempt from South Africa income tax on dividends paid with respect to such shares and no holder of Ordinary Shares is liable for South Africa income tax on gains realized on sale or other disposition of such Ordinary Shares. South Africa does not impose a withholding tax on dividends paid by the Company or its subsidiaries. In addition, the Company will not be subject to South Africa taxes as a result of its receipt of dividends from any of its subsidiaries.

      CHINA TAXATION

      Under the laws of China, as currently in effect, a holder of Ordinary Shares who is not a resident of China is exempt from China income tax on dividends paid with respect to such shares and no holder of Ordinary Shares is liable for China income tax on gains realized on sale or other disposition of such Ordinary Shares. China does not impose a withholding tax on dividends paid by the Company or its subsidiaries. In addition, the Company will not be subject to China taxes as a result of its receipt of dividends from any of its subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is exposed to market risks relating to fluctuations in the price of raw cotton, interest rates on its borrowings and exchange rates of foreign currencies in which the Company transacts business.

COTTON COMMODITY EXPOSURE

      Commodity price risk relates to the fluctuations in world prices of raw cotton. Cotton is the primary raw material used in the production of the Company's products. The Company has a purchasing policy designed to ensure uninterrupted supplies of cotton of appropriate quality for its fabric production. The Company purchases cotton by way of forward contracts, denominated in U.S. dollars, typically amounting to approximately six to eight months of planned consumption. Price risk in this period is partially mitigated by the Company's garment order backlog, where the Company enters into agreements with its garment customers for deliveries which spread over a corresponding period to the consumption of the cotton contracts. These purchases are therefore not sensitive to changes in the market price of cotton. However, increases or decreases in the market price of cotton may affect the fair value of cotton commodity purchase contracts.

      As of March 31, 2004, the Company had outstanding contracted commitments to purchase cotton for delivery over the next six to eight months at a contracted amount of $3.7 million. A 10% decline in the market price of cotton would have a negative impact of approximately $0.37 million on the fair value of the existing contracts.

INTEREST RATE EXPOSURE

      The Company partially finances its working capital requirements by way of short-term borrowings. The borrowings are made mainly in the Mauritian rupee and the U.S. dollar. The interest rates on borrowings in these currencies are traditionally more volatile than for U.S. dollar loans.

      The table below represents the U.S. dollar equivalent of short-term borrowings outstanding in each currency together with the Company's weighted average rate of borrowings as of March 31, 2004.

                                             OUTSTANDING AT
                 CURRENCY                    MARCH 31, 2004
                 --------                    --------------
Mauritian rupee............................    $12.5 million
U.S. dollar................................    $30.6 million
Other currencies...........................    $11.5 million
                                               -------------
   Total short-term borrowings.............    $54.6 million
                                               ==============
   Weighted-average interest rate..........      3.81%

      During fiscal year 2004, the Company's weighted average short-term borrowings were $59.2 million at a weighted average interest rate, computed monthly, of 3.65%. A one percent increase in the Company's cost of borrowing would have resulted in a $0.59 million decrease in earnings during fiscal year 2004.

      The Company attempts to mitigate the risk associated with unfavorable movements in interest rates by balancing its local requirements with overall funding in U.S. dollars, while also taking into account foreign exchange rate historical trends.

FOREIGN CURRENCY EXPOSURES

      The U.S. dollar represents the functional currency of the Company, including the subsidiaries incorporated in South Africa, China, BVI and Jersey. However, the Company's earnings are affected by fluctuations in the value of:
(i) local currencies of the countries in which the subsidiaries operate; (ii) the currencies in which the raw materials are purchased; and (iii) the currencies in which its products are sold.

      The Company attempts to mitigate the risks of adverse movements in foreign exchange rates, by: (i) purchasing its raw materials in U.S. dollars whenever possible (during fiscal 2004 approximately 90% of the Company's cotton purchases were made in U.S. dollars); (ii) restricting its borrowings in local currencies to the minimum levels required to finance its working capital and leasing requirements in the relevant country; and (iii) entering into forward foreign exchange contracts, with maturities of up to one year, to hedge certain foreign currency denominated firm commitments, primarily consisting of sales to customers invoiced in currencies other than the U.S. dollar.

      As of March 31, 2004, the total value of forward contracts in hand were valued at $5.4 million, hedging part of anticipated cash flows from sales. Assuming a 10% adverse movement in each of the respective non-U.S. currencies, the Company's earnings would be reduced by approximately $0.54 million, representing reduced cash flows from anticipated sales less gains on forward contracts hedging such sales.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not Applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not Applicable.


                                    PART III

ITEM 15. CONTROL AND PROCEDURES

      DISCLOSURE CONTROLS AND PROCEDURES

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2004. Based upon that evaluation and subject to the foregoing, its Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures provided reasonable assurance that the disclosure controls and procedures are effective to accomplish their objectives.

      In addition, there was no change in the Company's internal control over financial reporting that occurred during the year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      The Company's board of directors has determined that Noel Jervis will serve as its "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

      The Company has adopted a code of ethics that applies to its chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is filed as Exhibit 11 to Form 20-F. The Company will provide to any person, without charge, a copy of our code of ethics upon request to Novel Denim Holdings Limited, 1/F Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

            PricewaterhouseCoopers has served as the Company's independent public auditors for each of the fiscal years ended March 31, 2004 and 2003 for which audited consolidated financial statements appear in this annual report on form 20-F.

The following table shows information about fees paid by the Company to PricewaterhouseCoopers, during the fiscal years ended March 31, 2003 and 2004:

                                          FOR THE
                                     FISCAL YEAR ENDED
                                          MARCH 31,
                                    ------------------
          CURRENCY                    2004      2003
------------------------------      --------  --------
                                      (in thousands)
Audit fees ...................      $    272  $    261
Audit-related fees ...........            13         4
Tax fees .....................            32         6
All other fees ...............             3        31
                                    --------  --------
   Total short-term borrowings      $    320  $    302
                                    ========  ========

AUDIT FEES

      Audit fees are the aggregate fees billed by PricewaterhouseCoopers for the annual financial statement audit and other procedures required to be performed by the auditors so as to form an opinion on the Company's annual financial statements. Audit fees also include fees billed in connection with the issuance of comfort letters.

AUDIT-RELATED FEES

      Audit-related fees are the aggregate fees billed by PricewaterhouseCoopers in relation to agreed-upon procedures performed on the Company's interim financial statements.

TAX FEES

      Tax fees are the aggregate fees billed by PricewaterhouseCoopers for tax compliance matters.

OTHER FEES

      Other fees are the aggregate fees billed by PricewaterhouseCoopers in relation to the registration of the Company for the Duty Credit Certificate Scheme with the Department of Trade & Industry in South Africa and tax advice on the structure of the Company.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

      The Company has adopted pre-approval policies and procedures under which all audit and non-audit services provided by its external auditors must be pre-approved by the Audit Committee of the Board of Directors. Any service proposals submitted by external auditors need to be discussed and approved by the Audit Committee during its meetings, which take place at least four times a year. Once the proposed service is approved, the Company or its subsidiaries formalize the engagement of services. In addition, the members of the Company's board of directors are briefed on matters discussed by the different committees of the Company's board.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

            Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

            Not applicable.

                                     PART IV


ITEM 17. FINANCIAL STATEMENTS

      See pages F-1 through F-32, incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

      Not Applicable.

ITEM 19. EXHIBITS

                                  EXHIBIT INDEX

  EXHIBIT
   NUMBER                                   DESCRIPTION
   ------                                   -----------
     1      --    Amended and Restated Memorandum of Association and Articles of
                  Association of the Company (previously filed as Exhibit 3 to
                  Registration No. 333-7184 and incorporated herein by
                  reference)

     4.1    --    Employment Agreement dated as of April 1, 2002 between the
                  Company and K.C. Chao (previously filed as Exhibit 4.1 to Form
                  20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

     4.2    --    Employment Agreement dated as of April 1, 2002 between the
                  Company and Mei-Ling Liu (previously filed as Exhibit 4.2 to
                  Form 20-F for the fiscal year ended March 31, 2002 and
                  incorporated herein by reference)

     4.3    --    Employment Agreement dated as of April 1, 2002 between the
                  Company and Alain Rey (previously filed as Exhibit 4.3 to Form
                  20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

     4.4    --    Lease dated as of February 15, 1989 between Novel Textiles
                  Limited (formerly known as "Union Textiles Limited") and
                  Summit Textiles Limited (previously filed as Exhibit 10.5 to
                  Registration No. 333-7184 and incorporated herein by
                  reference)

     4.5    --    Lease dated as of July 19, 1990 between Novel Garments
                  (Mauritius) Limited and Fatvan Industrial Ltd. (previously filed as Exhibit 10.6 to Registration No. 333-7184 and
                  incorporated herein by reference)

     4.6    --    Lease dated as of May 19, 1993 between Novel Garments
                  (Mauritius) Limited and the Mauritius Export Development and
                  Investment Authority (previously filed as Exhibit 10.7 to
                  Registration No. 333-7184 and incorporated herein by
                  reference)

     4.7    --    Lease dated as of May 19, 1993 between Novel Garments
                  (Mauritius) Limited and the Mauritius Export Development and
                  Investment Authority (previously filed as Exhibit 10.8 to
                  Registration No. 333-7184 and incorporated herein by
                  reference)

     4.8    --    Lease dated as of March 31, 1997 between Novel Denim (HK)
                  Limited and Swanco Limited (previously filed as Exhibit 10.9 to Registration No. 333-7184 and incorporated herein by
                  reference)

     4.9    --    Lease dated as of March 31, 1997 between Novel Denim (HK)
                  Limited and Swanco Limited (previously filed as Exhibit 10.10 to Registration No. 333-7184 and incorporated herein by
                  reference)

     4.10   --    Lease dated as of March 31, 1997 between Novel Denim (HK)
                  Limited and Swanco Limited (previously filed as Exhibit 10.11 to Registration No. 333-7184 and incorporated herein by
                  reference)

     4.11   --    Lease dated as of March 31, 1997 between Novel Denim (HK)
                  Limited and Swanco Limited (previously filed as Exhibit 10.12 to Registration No. 333-7184 and incorporated herein by
                  reference)

     4.12   --    Lease dated as of January 30, 1996 between Novel Garments
                  (Mauritius) Limited and Development Bank of Mauritius Ltd.
                  (previously filed as Exhibit 10.13 to Registration No.
                  333-7184 and incorporated herein by reference)

  EXHIBIT
   NUMBER                                   DESCRIPTION
   ------                                   -----------
     4.13   --    Lease dated as of October 29, 1996 between Novel Garments
                  (Mauritius) Limited and Development Bank of Mauritius Ltd.
                  (previously filed as Exhibit 10.14 to Registration No.
                  333-7184 and incorporated herein by reference)

     4.14   --    Lease dated as of January 1997 between Novel Garments
                  (Mauritius) Limited and the Mauritius Export Development and
                  Investment Authority (previously filed as Exhibit 10.15 to
                  Registration No. 333-7184 and incorporated herein by
                  reference)

     4.15   --    Lease dated May 28, 1996 between Industrial Development
                  Corporation of South Africa Limited and Novel Spinners SA
                  (Proprietary) Limited and Novel Weavers SA (Proprietary)
                  Limited (previously filed as Exhibit 2.3 to Form 20-F for the fiscal year ended March 31, 1999 and incorporated herein by reference)

     4.16   --    Lease dated as of October 19, 1999 between Byren Trading
                  Limited and Cayuga Estates Limited (previously filed as
                  Exhibit 2.5 to Form 20-F for the fiscal year ended March 31,
                  2000 and incorporated herein by reference)

     4.17   --    Lease dated as of September 1, 1999 between Novel Garments
                  (Mauritius) Ltd and Didi Industrial Limited (previously filed as Exhibit 2.6 to Form 20-F for the fiscal year ended March
                  31, 2000 and incorporated herein by reference)

     4.18   --    Amended Lease Agreement dated April 1, 1999 between Novel
                  Denim (HK) Ltd and Swanco Limited (previously filed as Exhibit
                  2.7 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by reference)

     4.19   --    Lease Agreement dated April 13, 2000 between Novel Garments
                  (Madagascar) S.A. and Filatex S.A. (previously filed as
                  Exhibit 4.20 to Form 20-F for the fiscal year ended March 31,
                  2001 and incorporated herein by reference)

     4.20   --    Lease Agreement dated April 13, 2000 between Novel Garments
                  (Madagascar) S.A. and Filatex S.A. (previously filed as
                  Exhibit 4.21 to Form 20-F for the fiscal year ended March 31,
                  2001 and incorporated herein by reference)

     4.21   --    Amended and Restated Employee Stock Option Plan of the Company
                  and its subsidiaries (previously filed as Exhibit 4.1 to Form
                  S-8 (Registration No. 333-10796), as filed on September 14,
                  1999 and incorporated herein by reference)

     4.22   --    Non-Employee Directors Stock Option Plan of the Company
                  (previously filed as Exhibit 10.24 to Registration No.
                  333-7184 and incorporated herein by reference)

     8.1    --    List of Subsidiaries

    10.1    --    Land Purchase Agreement dated as of April 18, 1995 between
                  Novel Textiles Limited and Rajman Prayag (previously filed as
                  Exhibit 10.16 to Registration No. 333-7184 and incorporated herein by reference)

    10.2    --    Credit Agreement dated as of March 18, 1996 between Novel
                  Textiles Limited and Finlease Company Limited (previously
                  filed as Exhibit 10.17 to Registration No. 333-7184 and
                  incorporated herein by reference)

    10.3    --    Credit Agreement dated as of May 13, 1996 between Novel
                  Textiles Limited and The Mauritius Commercial Bank Ltd.
                  (previously filed as Exhibit 10.18 to Registration No.
                  333-7184 and incorporated herein by reference)

  EXHIBIT
   NUMBER                                   DESCRIPTION
   ------                                   -----------
    10.4    --    Credit Agreement dated as of August 6, 1996 between Novel
                  Garments (Mauritius) Limited and The Mauritius Commercial Bank
                  Ltd. (previously filed as Exhibit 10.19 to Registration No.
                  333-7184 and incorporated herein by reference)

    10.5    --    Credit Agreement dated as of August 6, 1996 between Novel
                  Textiles Limited and The Mauritius Commercial Bank Ltd.
                  (previously filed as Exhibit 10.20 to Registration No.
                  333-7184 and incorporated herein by reference)

    10.6    --    Credit Agreement dated as of October 7, 1996 between Novel
                  Garments (Mauritius) Limited and The Hongkong and Shanghai
                  Banking Corporation Limited (previously filed as Exhibit 10.21 to Registration No. 333-7184 and incorporated herein by
                  reference)

    10.7    --    Credit Agreement dated as of February 28, 1997 between Novel
                  Textiles Limited and Banque Nationale De Paris
                  Intercontinentale (previously filed as Exhibit 10.22 to
                  Registration No. 333-7184 and incorporated herein by
                  reference)

    10.8    --    Credit Agreement dated as of May 21, 2001 between Novel
                  Textiles Limited and Banque Nationale De Paris
                  Intercontinentale (previously filed as Exhibit 10.8 to Form
                  20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

    10.9    --    Credit Agreement dated as of May 25, 2001 between Novel
                  Spinners (SA)(Pty)Ltd, Novel Weavers (SA)(Pty)Ltd, Seawind
                  Investments 4 (Pty) Ltd and Nedcor Bank Limited (previously filed as Exhibit 10.9 to Form 20-F for the fiscal year ended
                  March 31, 2002 and incorporated herein by reference)

    10.10   --    Credit Agreement dated as of August 23, 2001 between Novel
                  Spinners (SA)(Pty)Ltd and Nedcor Bank Limited (previously
                  filed as Exhibit 10.10 to Form 20-F for the fiscal year ended
                  March 31, 2002 and incorporated herein by reference)

    10.11   --    Credit Agreement dated as of March 27, 2002 between Novel
                  Denim Holdings Limited and The Hongkong and Shanghai Banking
                  Corporation Limited (previously filed as Exhibit 10.11 to Form
                  20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

    10.12   --    Credit Agreement dated as of March 27, 2002 between Novel
                  Denim (HK) Ltd and The Hongkong and Shanghai Banking
                  Corporation Limited (previously filed as Exhibit 10.12 to Form
                  20-F for the fiscal year ended March 31, 2002 and incorporated herein by reference)

    10.13   --    Credit Agreement dated as of March 28, 2002 between Novel
                  Garments International Ltd and The Hongkong and Shanghai
                  Banking Corporation Limited (previously filed as Exhibit 10.13 to Form 20-F for the fiscal year ended March 31, 2002 and
                  incorporated herein by reference)

    10.14   --    Credit Agreement dated as of January 18, 2002 between Novel
                  Dyeing & Printing Mills Ltd. and The Hongkong and Shanghai
                  Banking Corporation Limited (previously filed as Exhibit 10.14 to Form 20-F for the fiscal year ended March 31, 2003 and
                  incorporated herein by reference)

    10.15   --    Credit Agreement dated as of February 18, 2002 between Novel
                  Denim (HK) Ltd. and The Hongkong and Shanghai Banking
                  Corporation Limited (previously filed as Exhibit 10.15 to Form
                  20-F for the fiscal year ended March 31, 2003 and incorporated herein by reference)

    10.16   --    Credit Agreement dated as of March 27, 2002 between NDP
                  Fabrics Ltd. and The Hongkong and Shanghai Banking Corporation
                  Limited (previously filed as Exhibit 10.16 to Form 20-F for the fiscal year ended March 31, 2003 and incorporated herein by reference)

  EXHIBIT
   NUMBER                                   DESCRIPTION
   ------                                   -----------
    10.17   --    Credit Agreement dated as of May 21, 2002 between Novel
                  Spinners (SA)(Pty) Ltd., Novel Weavers (SA)(Pty) Ltd. and
                  Novel Dyers (SA)(Pty) Ltd. and Nedcor Bank (previously filed as Exhibit 10.17 to Form 20-F for the fiscal year ended March
                  31, 2003 and incorporated herein by reference)

    10.18   --    Credit Agreement dated as of June 6, 2002 between Novel Denim
                  Holdings Limited and The Hongkong and Shanghai Banking
                  Corporation Limited (previously filed as Exhibit 10.18 to Form
                  20-F for the fiscal year ended March 31, 2003 and incorporated herein by reference)

    10.19   --    Credit Agreement dated as of July 16, 2002 between Novel
                  Textiles Ltd. and The Mauritius Commercial Bank Ltd.
                  (previously filed as Exhibit 10.19 to Form 20-F for the fiscal year ended March 31, 2003 and incorporated herein by
                  reference)

    10.20   --    Credit Agreement dated as of July 16, 2002 between Novel
                  Garments Ltd. and The Mauritius Commercial Bank Ltd.
                  (previously filed as Exhibit 10.20 to Form 20-F for the fiscal year ended March 31, 2003 and incorporated herein by
                  reference)

    10.21   --    Credit Agreement dated as of October 29, 2002 between NDP
                  Fabrics Ltd and The Hongkong and Shanghai Banking Corporation
                  Limited (previously filed as Exhibit 10.21 to Form 20-F for the fiscal year ended March 31, 2003 and incorporated herein by reference)

    10.22   --    Credit Agreement dated as of January 16, 2003 between Novel
                  Garments (Mauritius) Ltd. and The Hongkong and Shanghai
                  Banking Corporation Limited (previously filed as Exhibit 10.22 to Form 20-F for the fiscal year ended March 31, 2003 and
                  incorporated herein by reference)

    10.23   --    Credit Agreement dated as of June 10, 2003 between Novel
                  Garments International Ltd and The Hongkong and Shanghai
                  Banking Corporation Limited (previously filed as Exhibit 10.23 to Form 20-F for the fiscal year ended March 31, 2003 and
                  incorporated herein by reference)

    10.24   --    Credit Agreement dated as of November 4, 2003 between Novel
                  Spinners (SA)(Pty) Ltd., Novel Weavers (SA)(Pty) Ltd. and
                  Novel Dyers (SA)(Pty) Ltd. and Nedbank Limited.

    10.25   --    Registration Rights Agreement dated as of May 13, 1997 between the Company and Novel Apparel (BVI) Limited (previously filed as Exhibit 10.25 to Registration No. 333-7184 and incorporated herein by reference)

    10.26   --    Redemption Agreement dated as of April 25, 1997 between the
                  Company and Novel Apparel (BVI) Limited (previously filed as
                  Exhibit 10.26 to Registration No. 333-7184 and incorporated herein by reference)

    10.27   --    Share Purchase Agreement dated August 9, 1998 by and among
                  Novel Textiles (BVI) Limited, Novel Denim Holdings Limited and
                  Novel Enterprises Limited (previously filed as Exhibit 2.1 to
                  Form 20-F for the fiscal year ended March 31, 1999 and
                  incorporated herein by reference)

    10.28   --    Share Purchase Agreement dated August 7, 2001 by and among
                  Novel Investment Holdings Limited, Novel Denim Holdings
                  Limited and Novel Enterprises Limited (previously filed as
                  Exhibit 10.17 to Form 20-F for the fiscal year ended March 31,
                  2002 and incorporated herein by reference)

    10.29   --    Suspensive Sale Agreement dated May 6, 1996 between Findevco
                  (Proprietary) Limited and Novel Spinners SA (Proprietary)
                  Limited and Novel Weavers SA (Proprietary) Limited (previously filed as Exhibit 2.4 to Form 20-F for the fiscal year ended
                  March 31, 1999 and incorporated herein by reference)

  EXHIBIT
   NUMBER                                   DESCRIPTION
   ------                                   -----------
    10.30   --    Credit Agreement and Guarantee dated June 23, 1999 between
                  Novel Denim Holdings Limited and Certain of its Subsidiaries
                  and The Hongkong and Shanghai Banking Corporation Limited
                  (previously filed as Exhibit 2.9 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by
                  reference)

    10.31   --    Credit Agreement and Guarantee dated August 11, 1999 between
                  Novel Denim Holdings Limited and Certain of its Subsidiaries
                  and The Hongkong and Shanghai Banking Corporation Limited
                  (previously filed as Exhibit 2.10 to Form 20-F for the fiscal year ended March 31, 2000 and incorporated herein by
                  reference)

    10.32   --    Credit Agreement dated May 25, 2000 between Novel Denim
                  Holdings Limited and Certain of its Subsidiaries and The
                  Hongkong and Shanghai Banking Corporation Limited (previously filed as Exhibit 10.15 to Form 20-F for the fiscal year ended
                  March 31, 2001 and incorporated herein by reference)

    10.33   --    Sale Agreement dated July 13, 2004 between Novel Textiles
                  Limited and Novel Garments (Mauritius) Limited and Denim De
                  L'ile Limited.

    10.34   --    Sale Agreement dated July 13, 2004 between Novel Textiles
                  Limited and Summit Textiles Limited and Denim De L'ile
                  Limited.

    10.35   --    Sale Agreement dated July 13, 2004 between Novel Textiles
                  Limited and Summit Industries Limited and Denim De L'ile
                  Limited.

    10.36   --    Consent of PricewaterhouseCoopers

    11      --    Code of Ethics

    31.1    --    Certification by the Chief Executive Officer Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

    31.2    --    Certification by the Chief Financial Officer Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

    32      --    Certifications of the Chief Executive Officer and Chief
                  Financial Officer Pursuant to Section 906 of the
                  Sarbanes-Oxley Act of 2002

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                          Page
                                                                                                          ----
Report of Independent Registered Public Accounting Firm ..........................................         F-2

Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004 ..............          F-3

Consolidated Balance Sheets as of March 31, 2003 and 2004 ........................................          F-4

Consolidated Statements of Cash Flows for the years ended March 31, 2002, 2003 and 2004 ..........          F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2002,
2003 and 2004 ....................................................................................          F-6

Notes to Consolidated Financial Statements .......................................................  F-7 to F-32

$ = United States Dollars

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Novel Denim Holdings Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Novel Denim Holdings Limited and its subsidiaries (the "Company") as of March 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years ended March 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, September 30, 2004

                          NOVEL DENIM HOLDINGS LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                       Fiscal Year Ended March 31,
                                                                       ---------------------------
                                                               2004                 2003              2002
                                                               ----                 ----              ----
Net sales to third parties                                $ 150,703,248       $ 128,211,979       $ 133,676,524
Net sales to related parties                                         --          16,582,363          24,908,644
                                                          -------------       -------------       -------------
Total net sales                                             150,703,248         144,794,342         158,585,168
Cost of goods sold                                         (136,537,637)       (130,960,747)       (132,201,378)
                                                          -------------       -------------       -------------
Gross profit                                                 14,165,611          13,833,595          26,383,790
Other revenues                                                4,207,103           1,459,343             789,562
Selling, general and administrative expenses                (24,043,248)        (30,943,860)        (18,692,482)
Impairment losses (notes 11 and 12)                         (22,293,822)         (2,409,231)         (2,375,295)
Other expenses (note 11)                                     (4,188,000)                 --                  --
                                                          -------------       -------------       -------------
Operating (loss) / income                                   (32,152,356)        (18,060,153)          6,105,575
Interest expense                                             (3,071,726)         (4,258,346)         (4,165,037)
Interest income                                                  72,895              47,517             209,916
                                                          -------------       -------------       -------------
(Loss) / income before minority interest, tax and
  effect of accounting change                               (35,151,187)        (22,270,982)          2,150,454
Taxation                                                     (1,465,227)           (753,131)           (298,205)
Minority interest                                               215,392              49,670             (81,544)
                                                          -------------       -------------       -------------
(Loss) / income from continuing operations
   before effect of accounting change                       (36,401,022)        (22,974,443)          1,770,705
Cumulative effect of accounting change                               --                  --             307,997
Net loss from discontinued operation (note 10)               (7,312,412)         (3,204,765)               (917)
                                                          -------------       -------------       -------------
Net (loss) / income                                       $ (43,713,434)      $ (26,179,208)      $   2,077,785
                                                          =============       =============       =============
Earnings / (loss) per share before accounting change
  Basic
  Continuing operations                                   $       (4.54)      $       (2.61)      $        0.19
  Discontinued operation                                          (0.91)              (0.36)                 --
                                                          -------------       -------------       -------------
  Net income / (loss)                                     $       (5.45)      $       (2.97)      $        0.19
                                                          -------------       -------------       -------------
  Diluted
  Continuing operations                                   $       (4.54)      $       (2.61)      $        0.19
  Discontinued operation                                          (0.91)              (0.36)                 --
                                                          -------------       -------------       -------------
  Net income / (loss)                                     $       (5.45)      $       (2.97)      $        0.19
                                                          -------------       -------------       -------------
Earnings / (loss) per share after accounting change
  Basic
  Continuing operations                                   $       (4.54)      $       (2.61)      $        0.23
  Discontinued operation                                          (0.91)              (0.36)                 --
                                                          -------------       -------------       -------------
  Net income / (loss)                                     $       (5.45)      $       (2.97)      $        0.23
                                                          -------------       -------------       -------------
  Diluted
  Continuing operations                                   $       (4.54)      $       (2.61)      $        0.22
  Discontinued operation                                          (0.91)              (0.36)                 --
                                                          -------------       -------------       -------------
  Net income / (loss)                                     $       (5.45)      $       (2.97)      $        0.22
                                                          -------------       -------------       -------------

       See accompanying notes to these Consolidated Financial Statements.

                          NOVEL DENIM HOLDINGS LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                                                             As of March 31,
                                                                             ---------------
                                                                      2004                  2003
                                                                      ----                  ----
ASSETS
Current assets:

Cash and cash equivalents                                         $   3,683,660      $   5,935,870
Accounts receivable, net                                             25,307,008         17,366,811
  (Allowance for doubtful debts: nil)
Due from related parties                                                     --          1,218,589
Inventories                                                          35,109,729         40,902,458
Spare parts                                                           1,268,293          3,216,845
Other current assets                                                  1,729,364          3,849,812
Assets of discontinued operation (note 10)                            1,847,195          4,992,634
                                                                  -------------      -------------
          Total current assets                                       68,945,249         77,483,019
                                                                  -------------      -------------
Property, plant and equipment, net                                   50,264,600         83,040,622
Deferred tax assets                                                     402,002          1,100,000
                                                                  -------------      -------------
          Total Assets                                            $ 119,611,851      $ 161,623,641
                                                                  =============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and bank overdrafts                         $  54,578,887      $  49,861,031
Current portion of long-term debt                                     6,988,631          3,526,911
Current portion of capital leases                                       925,750          3,780,723
Accounts payable                                                        835,736          2,178,300
Accrued salaries and wages and other accrued liabilities             21,391,961         17,136,958
Due to related parties                                                   12,698             11,764
Liabilities of discontinued operation (note 10)                         666,474          2,811,524
                                                                  -------------      -------------
          Total current liabilities                                  85,400,137         79,307,211
                                                                  -------------      -------------
Long-term debt                                                        2,093,297          9,061,179
Long-term portion of capital leases                                   6,502,282          4,070,970
Deferred tax liabilities                                              1,233,976            689,030
Other liabilities                                                       491,147            686,480
                                                                  -------------      -------------
         Total liabilities                                           95,720,839         93,814,870
                                                                  -------------      -------------
Commitments and contingencies (note 17)
Minority interest                                                       271,125            486,517
                                                                  -------------      -------------
Shareholders' equity:
Preferred Shares, $1 par value, 5,000,000 shares authorized,
   no shares issued and outstanding                                          --                 --
Ordinary Shares $1 par value, 23,000,000 shares authorized,
    9,437,500 shares issued and outstanding                           9,437,500          9,437,500
Additional paid-in capital                                           15,560,162         15,560,162
Treasury stock, at cost (shares: 2004 and 2003 - 1,409,691)          (5,935,574)        (5,935,574)
Legal Reserve                                                           356,787            195,958
Retained Earnings                                                     4,181,886         48,056,149
Other Comprehensive Income                                               19,126              8,059
                                                                  -------------      -------------
         Total shareholders' equity                                  23,619,887         67,322,254
                                                                  -------------      -------------
         Total Liabilities and Shareholders' Equity               $ 119,611,851      $ 161,623,641
                                                                  =============      =============

       See accompanying notes to these Consolidated Financial Statements.

                          NOVEL DENIM HOLDINGS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Fiscal Year Ended March 31,
                                                                                      ---------------------------
                                                                            2004                2003               2002
                                                                            ----                ----               ----
OPERATING ACTIVITIES
Net (loss) / income                                                     $(43,713,434)      $(26,179,208)      $  2,077,785
Less: net loss from discontinued operation                                 7,312,412          3,204,765                917
                                                                        ------------       ------------       ------------
Net (loss) / income from continuing operations after
   effect of accounting change                                           (36,401,022)       (22,974,443)         2,078,702
Adjustments to reconcile net (loss) / income to cash
   provided by operating activities:
Depreciation                                                              10,796,637         10,611,516         11,852,612
Loss / (gain) on disposition of fixed assets                                 301,473            333,881            (68,649)
Impairment losses                                                         22,293,822          2,409,231          2,375,295
Foreign exchange loss / (gain)                                             1,410,263          5,144,160         (3,185,477)
Net changes in deferred tax assets/(liabilities)                           1,242,944           (522,228)           111,258
Other changes that provided / (used) cash:
(Increase) / decrease in accounts receivable                              (7,940,197)         7,478,537         (2,664,107)
Decrease in amount due from related parties                                1,218,589          2,278,949          3,371,318
Decrease / (increase) in inventories                                       5,792,729          9,983,309         (5,217,638)
Decrease in spare parts                                                    1,948,552            434,957            311,954
Decrease / (increase) in other current assets                              2,120,448           (274,814)        (1,592,526)
Decrease in accounts payable                                              (1,342,564)        (1,607,326)        (4,556,323)
Increase / (decrease) in accrued liabilities                               4,419,772          2,518,486         (2,269,508)
(Decrease) / increase in other long term liabilities                        (195,333)            35,449           (122,476)
Increase/ (decrease) in amount due to related parties                            934            (11,775)           (47,427)
                                                                        ------------       ------------       ------------
Net cash provided by operating activities from
   continuing operations                                                   5,667,047         15,837,889            377,008
Net cash used in operating activities from
   discontinued operation                                                 (3,904,191)        (2,471,366)            (4,777)
                                                                        ------------       ------------       ------------
Net cash provided by operating activities                                  1,762,856         13,366,523            372,231
                                                                        ------------       ------------       ------------
INVESTING ACTIVITIES
Investment in property, plant and equipment                               (2,497,408)        (8,931,626)       (10,983,278)
Investment in subsidiaries                                                        --                 --        (16,158,489)
Proceeds from disposition of property, plant and equipment                 1,601,057          1,177,299            192,913
                                                                        ------------       ------------       ------------
Net cash used in investing activities from
   continuing operations                                                    (896,351)        (7,754,327)       (26,948,854)
Net cash used in investing activities from
   discontinued operation                                                    (89,154)        (1,750,000)                --
                                                                        ------------       ------------       ------------
Net cash used in investing activities                                       (985,505)        (9,504,327)       (26,948,854)
                                                                        ------------       ------------       ------------
FINANCING ACTIVITIES

Increase / (decrease) in short term borrowings and bank overdrafts
                                                                           4,717,856         (6,301,972)        24,732,517
Proceeds from long-term debt                                                      --          3,500,000         14,431,533
Payment of long-term debt                                                 (3,617,979)        (5,874,233)          (383,790)
Payment of current maturities of capital leases                           (1,721,606)          (957,173)        (1,800,578)
Payment for repurchase of ordinary shares                                         --         (3,703,376)          (178,410)
Proceeds from exercise of share options                                           --              7,124            410,075
                                                                        ------------       ------------       ------------
Net cash (used in) / provided by financing activities from
   continuing operations                                                    (621,729)       (13,329,630)        37,211,347
Net cash (used in) / provided by financing activities from
   discontinued operation                                                 (2,407,832)         2,407,832                 --
                                                                        ------------       ------------       ------------
Net cash  (used in) / provided by financing activities                    (3,029,561)       (10,921,798)        37,211,347
                                                                        ------------       ------------       ------------
(Decrease) / increase in cash and cash equivalents                        (2,252,210)        (7,059,602)        10,634,724
Cash and cash equivalents at beginning of year                             5,935,870         12,995,472          2,360,748
                                                                        ------------       ------------       ------------
Cash and cash equivalents at end of year                                $  3,683,660       $  5,935,870       $ 12,995,472
                                                                        ============       ============       ============
Cash and cash equivalents are comprised of:
   Cash and cash equivalents                                            $  3,683,660       $  5,935,870       $ 12,995,472
                                                                        ============       ============       ============
Supplemental cash flow disclosure
   Interest paid                                                        $  3,060,117       $  4,345,771       $  4,165,037
                                                                        ============       ============       ============
   Income tax paid                                                      $    632,606       $    257,564       $    152,623
                                                                        ============       ============       ============

       See accompanying notes to these Consolidated Financial Statements.

                          NOVEL DENIM HOLDINGS LIMITED
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                               Additional                                                    Other          Total
                                    Ordinary      Paid-in      Treasury        Legal      Retained   Comprehensive   Shareholders'
                                      Shares      Capital         Stock      Reserve      Earnings          Income         Equity
                                      ------      -------         -----      -------      --------          ------         ------
Balance as of March 31, 2001      $9,437,500   $15,823,128   ($2,733,953)   $     --   $ 72,353,530      $      --   $ 94,880,205
Net income                                --            --            --          --      2,077,785             --      2,077,785
Share repurchase, not retired
  (number of shares: 20,100)              --            --      (178,410)         --             --             --       (178,410)
Exercise of share options
  (number of shares: 89,200)              --      (255,112)      665,187          --             --             --        410,075
Derivatives qualifying as hedges          --            --            --          --             --         19,384         19,384
                                  ----------   -----------   -----------    --------   ------------      ---------   ------------
Balance as of March 31, 2002       9,437,500    15,568,016    (2,247,176)         --     74,431,315         19,384     97,209,039
Net loss                                  --            --            --          --    (26,179,208)            --    (26,179,208)
Legal reserve transfer                    --            --            --     195,958       (195,958)            --             --
Share repurchase, not retired
  (number of shares: 1,113,091)           --            --    (3,703,376)         --             --             --     (3,703,376)
Exercise of share options
  (number of shares: 2,000)               --        (7,854)       14,978          --             --             --          7,124
Derivatives qualifying as hedges          --            --            --          --             --        (11,325)       (11,325)
                                  ----------   -----------   -----------    --------   ------------      ---------   ------------
Balance as of March 31, 2003       9,437,500    15,560,162    (5,935,574)    195,958     48,056,149          8,059     67,322,254
Net loss                                  --            --            --          --    (43,713,434)            --    (43,713,434)
Legal reserve transfer                    --            --            --     160,829       (160,829)            --             --
Derivatives qualifying as hedges          --            --            --          --             --         11,067         11,067
                                  ----------   -----------   -----------    --------   ------------      ---------   ------------
Balance as of March 31, 2004      $9,437,500   $15,560,162   ($5,935,574)   $356,787   $  4,181,886      $  19,126   $ 23,619,887
                                  ==========   ===========   ===========    ========   ============      =========   ============

       See accompanying notes to these Consolidated Financial Statements.

                          NOVEL DENIM HOLDINGS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND BUSINESS AND BASIS OF PRESENTATION

 (a)  Organization and business

      Novel Denim Holdings Limited (hereinafter "Novel Denim" or the "Company"; references include all subsidiaries unless the context otherwise requires) was incorporated in the British Virgin Islands in November 1989. During the year ended March 31, 1996, the Company was reorganized and acquired certain denim fabric production and related operations from its then controlling shareholder, Novel Enterprises Limited ("NEL").

      In December 1998, NEL sold its entire interest in Novel Denim to an affiliate company. Further to this transaction, this affiliate company has an indirect interest in NEL and Novel Denim.

      The Company is a holding company with no independent operations. As of March 31, 2004, the Company had twenty-one subsidiaries, two of which are incorporated in Mauritius, one of which is incorporated in Madagascar, three of which are incorporated in the Channel Islands, four of which are incorporated in South Africa, five of which are incorporated in the British Virgin Islands, five of which are incorporated in Hong Kong, and one of which is incorporated in Peoples Republic of China ("PRC"). Novel Denim is mainly engaged in the manufacture and the sale of fabric and garments. With the exception of Novel Textiles Limited ("NTL"), which is 98.65% owned by the Company, all other subsidiaries are wholly owned by the Company.

      On October 1, 2001, the Company completed its acquisition of NDP Holdings Limited and its subsidiary companies ("NDPHL") from an affiliate of the Company for consideration of $16,158,489 plus the assumption of debt. The transaction was negotiated and approved by the independent committee of the Company's Board of Directors.

      On March 28, 2002, the Company announced its intention to close its Madagascar operations after more than three months of significant political and social unrest in the country and severe disruption to the business. A review was carried out for fixed assets located in Madagascar in 2002 and 2003 to ensure that the carrying amount of fixed assets did not exceed the fair value. As a result, impairment losses of $2,375,295 and $2,363,531 were recorded in the years ended March 31, 2002 and 2003, respectively. The closure was completed in fiscal 2003. Further information about the closure of the Madagascar operations is provided in note 9.

      On January 26, 2004, the Company announced its intention to scale down its South African garment operation following the increase in production costs as a result of appreciating local currencies versus the U.S. Dollar and weaker than expected production efficiencies. On February 9, 2004, it further announced that it had stopped garment production in South Africa. As a result, an impairment loss of $2,559,425 has been recorded in the year ended March 31, 2004. Further information about the garment operation in South Africa is provided in note 10.

      On May 28, 2004, the Company announced its plan to sell its Mauritius denim textile assets in NTL and one of its four Mauritius garments facilities in Novel Garments (Mauritius) Limited ("NGML") for approximately $21.0 million in cash to a private Mauritius company further to its intention to sell the textile operations and divest the garment operations in Mauritius. A review was carried out of fixed assets located in Mauritius to ensure that the carrying amount of fixed assets did not exceed the fair value. As a result, an impairment loss of $10,545,391 has been recorded in the year ended March 31, 2004. Further information about the winding down of the Mauritius operations is provided in note 11.

 (b)  Basis of presentation

      The Consolidated Financial Statements include the accounts of Novel Denim and all of its subsidiary companies and have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated on consolidation.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2.    RECLASSIFICATION

      Certain reclassifications have been made to prior years' consolidated financial statements to conform to classifications used in the current year.

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

      The Company enters into commitments for the purchase of raw cotton, which is a component of the finished goods it manufactures. In determining the net realizable value of such finished goods, the Company considers the effect of changes in the price of raw cotton between the date it enters into the purchase commitments and the balance sheet date. Where such changes result in a reduction in the estimated net realizable value of inventory to less than cost, appropriate provisions are made.

 (c)  Spare parts

      Spare parts for property, plant and equipment are carried at the lower of cost or net realizable value. The cost of spare parts is charged to expense when the spare parts are placed into service.

 (d)  Property, plant and equipment

      Property, plant and equipment are carried at cost or at management's estimate of fair market value if considered impaired under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" less accumulated depreciation. Expenditures for improvements that increase asset values and extend usefulness are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment and interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use. Interest costs incurred during the construction period of certain long term assets are capitalized. No interest was capitalized in the years ended March 31, 2002, 2003 and 2004. Depreciation of property, plant and equipment is calculated to write off the cost of individual assets in equal annual installments over their estimated useful lives as follows:

                                                   Years
                                                   -----
             Buildings                              50
             Leasehold improvements                6-2/3
             Furniture and fixtures                6-2/3
             Equipment and tools                   6-2/3
             Plant and machinery                 6-2/3 - 10
             Motor vehicles                        3-1/3
             Computer equipment                    3-1/3

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (d)  Property, plant and equipment (continued)

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value. The Company estimates fair value based on the best information available. The estimation of fair value is generally measured by determining the net selling price or by discounting expected future cash flows at appropriate risk based discount rates. Prior to the adoption of SFAS No. 144, the Company accounted for impairment of long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

 (e)  Leases

      Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are recognized on a straight line basis over the lease term.

      Leases which meet the capital lease criteria specified in SFAS No. 13, "Accounting for Leases," are accounted for as capital leases. Interest costs associated with such leases are recognized on an effective yield basis.

 (f)  Income tax assets and liabilities

      The Company is subject to taxation on earnings derived from its Mauritius, South African, Hong Kong and China operations, but is not subject to taxation in other jurisdictions in which it operates (note 6). Income taxes are accounted for using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities, and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, and the effectiveness of its tax planning strategies in the various relevant jurisdictions. The Company is also subject to examination of its income tax returns for multiple years by the tax authorities in its various relevant jurisdictions. The Company periodically assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.

      It is possible that the Hong Kong Inland Revenue Department ("IRD") may claim that the activities of the subsidiaries incorporated in the Channel Islands and the British Virgin Islands ("the CI/BVI subsidiaries") are performed in Hong Kong and that the resulting profits are therefore subject to Hong Kong profits tax. The Company has taken action to mitigate and/or alleviate this potential exposure by establishing Macao branches for these CI/BVI subsidiaries and complies with the rules and regulations required for Macao offshore claims for exemption for Macao complimentary tax. Should the IRD consider that the CI/BVI subsidiaries have been carrying on business in Hong Kong, the Company's trading income from transactions effected in Hong Kong could be treated as onshore-sourced and subject to Hong Kong tax.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (g)  Foreign currency

      The U.S. dollar represents the functional currency of Novel Denim, including the subsidiaries incorporated in Mauritius, South Africa, the Channel Islands, the British Virgin Islands and Madagascar. The functional currency of NDPHL is the Hong Kong dollar. The effect on the Company's equity of translating the accounts of these companies into U.S. dollars is not material. Transactions in currencies other than the functional currency are translated into U.S. dollars at exchange rates in effect at the transaction dates. All monetary assets and liabilities expressed in foreign currencies are translated at exchange rates at the balance sheet date. All such exchange differences are dealt with in the income statement. Net foreign currency translation gains/(losses) included in net income from continuing operations for the years ended March 31, 2002, 2003 and 2004 were $2,997,020, $(5,900,896) and $(2,230,879), respectively.

      For subsidiary companies for which the U.S. dollar is not their functional currency, translation of their foreign currency accounts is accounted for as follows:

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

      Duty Credit Certificate Scheme is a manufacturing incentive program authorized by the Department of Customs of South Africa where negotiable certificates are issued. The certificates are given to companies that export certain textile goods to foreign customers based on the value of the goods exported. The certificates allow the holder to use the certificate for a full rebate of any duty on imports of the same product class as the original export sale, or if the participant does not import the same product class or will not utilize all of their certificates in the importation program, these certificates can be sold to third parties who are importing the qualifying products. The certificates are generally sold at a discount to their face value (usually sold at 65% to 70% of the face value). The sale of these certificates depends on the prevailing market conditions and the amount of discount may vary. The Company recognizes income for duty credit certificates as other revenues upon the sale of the certificates given the uncertainties surrounding the value at which to measure the certificates.

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

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (j)  Employee Stock options

      SFAS No. 123, "Accounting for Stock-based Compensation," allows companies which have stock-based compensation arrangements with employees to adopt a fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure. The Company accounts for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosure as required by SFAS No. 123, and related amendments under provisions of SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure". Accordingly, the Company records expenses in an amount equal to the excess of the quoted market price over the exercise price of the option over the vesting period.

      Had compensation cost for the Company's stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                           2004          2003            2002
                                           ----          ----            ----
Net (loss)/income as reported        $(43,713,434)  $(26,179,208)   $ 2,077,785
Less: Fair value of stock options      (2,768,663)    (2,659,113)    (2,097,459)
Pro forma net loss                    (46,482,097)   (28,838,321)       (19,674)

Basic earnings/(loss) per share:
      As reported                    $      (5.45)  $      (2.97)   $      0.23
      Pro forma                      $      (5.79)  $      (3.27)            --

Diluted earnings/(loss) per share:
      As reported                    $      (5.45)  $      (2.97)   $      0.22
      Pro forma                      $      (5.79)  $      (3.27)            --

      The weighted average fair value of options granted was estimated at $5.2892, $5.2234 and $5.1197 in the fiscal years 2002, 2003 and 2004, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2003 and 2004, respectively: risk-free interest rate of 5.59%, 5.59% and 5.58%; dividend yields of 0%; volatility factors of the expected market price of the Company Ordinary Shares of 40%, 40% and 40%; and a weighted-average expected lives of the options of 6 years, 5.8 years and 4.8 years.

      Because compensation expense associated with an option is recognized over the vesting period, the current year impact on pro forma net loss may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (k)  Treasury Stock

      Treasury stock is accounted for using the cost method. When treasury stock is reissued, the value is computed and recorded using a weighted-average basis.

 (l)  Transfers of accounts receivable with recourse

      The Company has entered into an agreement with a financial institution pursuant to which the financial institution has agreed to make advances to it which are secured by accounts receivable. The advances are made with recourse to the Company and are accounted for as financing transactions in accordance with the provisions of SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", since the Company has not effectively surrendered control of the receivables.

 (m)  Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates that affect the reported amount of assets, liabilities, sales and expenses. Actual results could differ from those estimates. On an on-going basis, the Company evaluates its estimates, including those related to cash equivalents, inventories, income taxes, financing operations, claims, impairment, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In the current year, the Company has been required to assess the fair value of the assets in the textile operations of South Africa as discussed in note 12. The fair value has been determined by the management based on assumptions and an independent third party offer that are believed to be reasonable under the circumstances. However, given the significant judgement involved and the uncertain textile business environment in South Africa, actual fair value of these assets may differ from the current estimates.

 (n)  Comprehensive Income

      Comprehensive income consists of revenue, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity, net of tax. The Company's other comprehensive income is composed of unrealized gains and losses on cash flow hedge adjustments.

      SFAS No. 130, "Reporting Comprehensive Income," requires unrealized gains or losses on the Company's foreign currency translation adjustments to be included in comprehensive income. However, as noted in note 3 (g), the effect on the Company's equity of translating the accounts of NDPHL into US dollars is not material.

 (o)  Segment and Geographic Information

      The Company reports operating segments and related disclosures under SFAS No. 131, "Disclosure about Segment of an Enterprise and Related Information". The Company has two reportable segments: the manufacturing and sales of garments and fabric products. The information for these segments is the information used by the Company's chief operating decision-maker to evaluate operating performance. Information regarding these segments is summarized in note 16.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (p)  Derivative Financial Instruments

      On April 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Under SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. Further information about derivatives and hedging is provided in note 22.

      The cumulative effect of adopting this accounting change at April 1, 2001, was the recognition in the consolidated statement of income of an unrealized gain amounting to $307,997.

 (q)  Fair value of financial instruments

      The carrying amount of the Company's financial instruments, which principally included cash, trade receivables, accounts payable and accrued expenses, do not materially differ from their carrying value.

 (r)  Advertising Costs

      The Company expenses the cost of advertising as incurred.

 (s)  Shipping Costs

      The Company expenses the cost of shipping as incurred. Shipping costs, included in selling, general and administrative expenses, for the years ended March 31, 2002, 2003, and 2004 were $4,832,000, $7,132,000 and
      $3,615,593, respectively.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (t)  New Accounting Pronouncements

      The FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" in November 2002. This interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

      The FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" in January 2003. This interpretation clarifies the application of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements", and requires companies to evaluate variable interest entities for specific characteristics to determine whether additional consolidation and disclosure requirements apply. This interpretation is immediately applicable for variable interest entities created after January 31, 2003, and applies to fiscal periods beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. However, in December 2003, the FASB published a revision to this interpretation (thereafter referred to as "FIN46R") to clarify some of the provisions of this interpretation, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not have any impact on its financial position or results of operations because the Company has no variable interest entities.

      The FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" in April 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. The adoption of SFAS No. 149 did not have any impact on the Company's financial position or results of operations because the Company does not have any derivative instruments that are affected by SFAS No. 149.

      The FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" in May 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4.    INVENTORIES

      Inventories consist of the following:

                                                  As of March 31,
                                                  ---------------
                                              2004               2003
                                              ----               ----
Raw materials                             $ 13,635,820       $ 13,339,723
Work in progress                            15,050,385         20,940,345
Finished goods                               9,815,081          8,939,120
Less: net realizable value provision        (3,391,557)        (2,316,730)
                                          ------------       ------------
                                          $ 35,109,729       $ 40,902,458
                                          ============       ============

5.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment, net of impairment, consist of the following:

                                                            As of March 31,
                                                            ---------------
                                                       2004               2003
                                                       ----               ----
Land and buildings                                 $ 37,790,644      $ 38,203,633
Land use rights                                       1,185,621         1,185,621
Leasehold improvements                                2,139,997         1,193,430
Plant and machinery                                 102,619,223       104,058,060
Equipment and tools                                  19,183,688        16,268,950
Furniture and fixtures                                1,711,219         1,720,521
Computer equipment                                    2,102,847         1,525,715
Motor vehicles                                        2,353,975         2,396,353
Construction in progress                                773,551         7,092,480
                                                   ------------      ------------
                                                    169,860,765       173,644,763
Less: Accumulated depreciation and impairment       119,596,165        90,604,141
                                                   ------------      ------------
                                                   $ 50,264,600      $ 83,040,622
                                                   ============      ============

      Plant and machinery includes leased machinery under capital leases with a cost of $9,830,882 and $9,641,776 at March 31, 2003 and 2004. The
      depreciation charge for the leased plant and machinery during the years ended March 31, 2003 and 2004 amounted to $983,264 and $958,401, respectively. The impairment for the leased plant and machinery during the years ended March 31, 2003 and 2004 amounted to nil and $1,530,000, respectively. Accumulated depreciation and impairment in respect of such equipment amounted to $2,919,867 and $5,167,400 at March 31, 2003 and 2004, respectively.

      Land and buildings includes leased buildings with a cost of $4,230,375 and $4,230,375 at March 31, 2003 and 2004, respectively. The depreciation charge for the buildings during the year ended March 31, 2003 and 2004 amounted to $95,902 and $84,607, respectively. The impairment for the buildings during the year ended March 31, 2003 and 2004 amounted to nil and $3,701,232, respectively. Accumulated depreciation and impairment in respect of such buildings amounted to $444,536 and $4,230,375 at March 31, 2003 and 2004, respectively.

      Land use rights are amortized on a straight-line basis over the term of the lease, which is 50 years.

      Property, plant and equipment with a net book value of $26,713,363 as of March 31, 2004 has been pledged as collateral for certain bank borrowings (notes 7 and 8).

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6.       INCOME TAXES

         Novel Denim has in place various tax strategies to minimize tax liabilities in the jurisdictions in which it operates. The company is not taxed on income in the British Virgin Islands where it is incorporated.

         The subsidiaries incorporated in the Channel Islands are not subject to income tax because they are non-resident in the Channel Islands.

         The subsidiary incorporated in Madagascar was exempt from income tax for a period of 5 years starting in calendar year 1998. The subsidiary ceased operations prior to the expiry of the tax holiday.

         Effective from April 1, 2000 the Mauritius subsidiaries are subject to tax at a rate of 15%.

         The subsidiaries incorporated in Hong Kong were subject to tax at a rate of 16%, 16% and 17-1/2% respectively on income arising in Hong Kong during the years ended March 31, 2002, 2003 and 2004 or have unutilised tax losses to offset against the assessable profit during the years.

         The subsidiaries incorporated in South Africa were subject to tax at a rate of 30% on income during the years ended March 31, 2002, 2003 and 2004. The subsidiaries, however, had no taxable income or have unutilised tax losses to offset against the assessable profit during these years.

         The subsidiaries incorporated in the British Virgin Islands are not subject to income tax because they are non-resident in the British Virgin Islands.

         The subsidiary incorporated in China is subject to tax at a rate of 15%.

                                                                         Fiscal Year Ended March 31,
                                                               -----------------------------------------------
                                                                   2004              2003              2002
                                                               -----------       -----------       -----------
         RECONCILIATION OF EFFECTIVE INCOME TAX CHARGE

         Income tax (benefit) / charge at applicable rate      $(7,795,727)      $(5,360,866)      $   734,004
         Valuation allowance                                     3,583,324         2,368,226         1,279,803
         Utilization of previously unrecognized losses            (211,289)         (695,150)         (680,626)
         Income not subject to tax                              (1,410,020)       (1,599,970)         (195,740)
         Expenses not deductible for tax purposes                4,615,503         2,907,622           159,757
         Effect of exchange rate changes                         2,683,436         3,133,269          (998,993)
                                                               -----------       -----------       -----------

         Effective income tax                                  $ 1,465,227       $   753,131       $   298,205
                                                               ===========       ===========       ===========

         The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Company operates.

         The discontinued operation, Novel Garments (SA) (Pty) Limited ("NGSAL"), had no taxable income during the years ended March 31, 2002, 2003 and 2004.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6.       INCOME TAXES (CONTINUED)

         (Loss)/income before income taxes consists of:

                                                    Year Ended March 31,
                                     --------------------------------------------------
                                         2004               2003               2002
                                     ------------       ------------       ------------
         British Virgin Islands     ($    813,814)     ($  1,681,463)      $  2,006,527
         Foreign                      (34,337,373)       (20,589,519)           143,927
                                     ------------       ------------       ------------

                                    ($ 35,151,187)     ($ 22,270,982)      $  2,150,454
                                     ============       ============       ============

         The provision for income taxes consists of:

                                                             Year Ended March 31,
                                                ----------------------------------------------
                                                    2004             2003              2002
                                                -----------      -----------       -----------
         Current tax expenses :
           British Virgin Islands                        --               --                --
           Foreign                                  408,953        1,418,525           186,947
                                                -----------      -----------       -----------

         Total current provision                    408,953        1,418,525           186,947
                                                ===========      ===========       ===========

         Deferred tax expense / (benefit):
           British Virgin Islands                        --               --                --
           Foreign                                1,056,274         (665,394)          111,258
                                                -----------      -----------       -----------

         Total deferred provision                 1,056,274         (665,394)          111,258
                                                ===========      ===========       ===========


         Total provision                        $ 1,465,227      $   753,131       $   298,205
                                                ===========      ===========       ===========

         Deferred tax assets / (liabilities) comprises the following:

                                                         As of March 31,
                                                  -----------------------------
                                                      2004              2003
                                                  -----------       -----------
         Deferred tax assets :
          Accelerated depreciation allowance     ($   455,222)     ($ 2,092,990)
          Other timing differences                  1,121,744           763,269
          Tax losses                                7,774,329         7,474,169
                                                  -----------       -----------
                                                    8,440,851         6,144,448
          Less: valuation allowance                (8,038,849)       (5,044,448)
                                                  -----------       -----------

         Total deferred tax assets                $   402,002       $ 1,100,000
                                                  ===========       ===========

         Deferred tax liabilities

          Accelerated depreciation allowance      ($1,577,505)      ($3,111,048)
          Other timing differences                   (363,034)        1,969,951
          Tax losses                                  706,563           452,067
                                                  -----------       -----------

         Total deferred tax liabilities           ($1,233,976)      ($  689,030)
                                                  ===========       ===========

         At March 31, 2004, the Company has a loss carried forward of $51,264,100 which is available to reduce future taxable income. At March 31, 2004, other temporary differences mainly arose from temporary timing differences on leased property, plant and equipment which were not fully deductible during the year ended March 31, 2004 but will be available for deduction in future years. The Company recorded a partial valuation allowance for the deferred tax assets based on the uncertainty as to their ultimate realization.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

7.       SHORT-TERM BORROWINGS

         The Company maintains working capital, overdraft and other credit facilities with various commercial bank groups in Mauritius, South Africa, Hong Kong and China. Such facilities bear interest at rates based on the Mauritius and South Africa base rate, the Hong Kong Dollar prime lending rates of Hongkong & Shanghai Banking Corporation Limited on other non-U.S. dollar currencies and ranged from 0.81% to 12.00% during the year ended March 31, 2004. Information relating to the Company's short-term credit facilities is summarized as follows:

                                                                  As of March 31,
                                                           -----------------------------
                                                               2004              2003
                                                           -----------       -----------
         Total credit facilities available                 $81,176,000       $79,625,120
         Balance at end of the year                         54,578,887        49,861,031
         Maximum amount outstanding during the year         65,632,979        54,436,872
         Average borrowings during the year                 59,210,627        49,116,501
         Weighted average interest rate:
              On average borrowings, computed monthly             3.65%             5.51%
              At year end                                         3.81%             4.28%

         The balance at the end of the year and maximum amount outstanding during the year include amounts in respect of receivables discounted with banks amounted to $14,650,102 (note 3(l)).

         Interest expense on short-term credit facilities amounted to $2,857,009, $2,712,143 and $2,174,250 for the years ended March 31,
         2002, 2003 and 2004, respectively. The Company's credit facilities are subject to periodic review by the lenders and are payable on demand. A portion of the Company's short-term facilities is pledged by liens on the assets of NTL and NGML amounting to $19,773,175 and $5,647,546, respectively.

8.       LONG-TERM DEBT

   (a)   Long-term debt

         Long-term borrowing arrangements are comprised of three loans which were arranged by NDHL, NTL Mauritius and NGML Mauritius with various commercial bank groups. Information relating to the Company's long-term debt facilities is summarized as follows:

                                                                    As of March 31,
                                        -----------------------------------------------------------------       -----------
                                                                       2004                                         2003
                                        -----------------------------------------------------------------       -----------
                                           Loan 1            Loan 2            Loan 3            Total             Total
                                        -----------       -----------       -----------       -----------       -----------
         Total credit facilities
           available                    $ 7,875,000       $ 1,832,850       $ 3,500,000       $13,207,850       $14,332,850
         Balance at end of the
           year                           5,625,000         1,006,940         2,449,988         9,081,928        12,588,090

         Maximum amount
           outstanding during
           the year                       7,875,000         1,520,814         3,091,662        12,487,476        15,476,583
         Average borrowings
           during the year                6,923,077         1,258,300         2,799,992        10,981,369        13,857,211
         Weighted average
           variable interest rate:

            On average
            borrowings,
            computed monthly                   2.01%             4.48%             1.97%             2.85%             4.35%
            At year end                        1.86%             8.00%             2.00%             2.58%             3.32%

         Interest expense on long-term debt amounted to $530,134, $602,831 and $313,352 for the years ended March 31, 2002, 2003 and 2004, respectively.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8.       LONG-TERM DEBT (CONTINUED)

   (a)   Long-term debt (continued)

         Loan 1 was arranged with The Hongkong & Shanghai Banking Corporation Ltd in Hong Kong. The loan is scheduled to be paid down over three and half years from June 2003 with fourteen equal quarterly repayments commencing June 30, 2003, but is repayable on demand. Therefore, the loan balance at March 31, 2004 was included in current liabilities.

         Loan 2 was arranged with Barclays Bank plc in Mauritius amounting to Mauritian Rupees ("Rs") Rs50,000,000. The loan period is for five years from October 2002 with equal monthly principal repayments during the loan period.

         Loan 3 was arranged with Mauritius Commercial Bank Ltd in Mauritius. The loan period is for five years from October 2002 with equal monthly principal repayments during the loan period.

   (b)   Scheduled maturities

         The aggregate amounts of long-term debt maturing in the next five years and thereafter are as follows:

         Fiscal Year Ending March 31,                                                  As of March 31, 2004
         ----------------------------                                                  --------------------
         2005                                                                              $ 6,988,631
         2006                                                                                1,043,309
         2007                                                                                  700,000
         2008                                                                                  349,988
                                                                                           -----------
                                                                                             9,081,928

         Less: Amounts repayable within one year included in current liabilities            (6,988,631)
                                                                                           -----------
                                                                                           $ 2,093,297
                                                                                           ===========

9.       CLOSURE OF MADAGASCAR OPERATION

         On March 28, 2002, the Company announced its intention to close its Madagascar operations after more than three months of significant political and social unrest in the country and severe disruption to the business. The closure was completed in fiscal 2003. No assets and liabilities remained for Madagascar operations as at March 31, 2004.

   (a)   Impairment of long-lived assets

         A review of the long-lived assets located in Madagascar has been carried out to ensure that the carrying amount of the assets does not exceed their fair value.

         In 2002, for the woven and laundry machinery and computer equipment, no provision was made based on the Company's expectation and assumption that the machinery and equipment could be successfully relocated, notwithstanding the ongoing political and social instability within Madagascar, to the Company's other operations in Mauritius, South Africa and China, as the Company could fully utilize the capacity transferred, and the transferred assets could generate sufficient cash flows to support the assets' carrying value. During 2003, certain assets which were not fully utilized as expected, were impaired by the Company by a further $1,985,531. All the remaining assets were successfully relocated to the Company's other operations in Mauritius, South Africa and China.

         For the knit plant, machinery and equipment, an impairment loss of $577,295 and $378,000 was recorded for the years ended March 31, 2002 and 2003 respectively, based on the Company's estimate of the net selling price of the assets. All the remaining assets were successfully relocated to the Company's other operations in Mauritius, South Africa and China.

         For other equipment and tools, leasehold improvement and furniture and fixtures, the Company estimated that the fair value of these assets for the year ended March 31, 2002 was nil, since these assets were not relocated out of Madagascar and could not generate any future benefit to the Company.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9.       CLOSURE OF MADAGASCAR OPERATION (CONTINUED)

   (a)   Impairment of long-lived assets (continued)

         As a result, a total impairment loss of $2,375,295 and $2,363,531 was recorded for the years ended March 31, 2002 and 2003, respectively.

   (b)   Provisions for inventories

         A review was carried out in respect of inventories located in Madagascar and provisions were made based on the full physical inventory count and the Company's estimate of the inventories' net realizable value after the inclusion of future freight, transportation, packing and related costs, to ensure that the carrying amount of inventories does not exceed their net realizable value.

         As a result, an inventory provision of $3,824,000 and nil was recorded in cost of goods sold for the years ended March 31, 2002 and 2003, respectively.

   (c)   Redundancy costs

         A redundancy cost of $405,000 was provided for the year ended March 31, 2002, based on the minimum amount required by local Madagascar regulation. Such costs were paid in April 2002.

         All the costs related to the closure of the Company's Madagascar operations were attributable to the results of the garments division in the segment information (note 16) and was fully settled as of March 31, 2003.

10.      CLOSURE OF GARMENT OPERATION IN SOUTH AFRICA

         On January 26, 2004, the Company announced its intention to scale down its South African garment operation, which was operated by Novel Garments (SA) (Pty) Limited, following the increase in production costs as a result of appreciating local currencies versus the U.S. Dollar and weaker than expected production efficiencies. On February 9, 2004, the Company announced that it had stopped garment production in South Africa. Since then, it has been in ongoing negotiation with an interested buyer for disposition of the plant and machinery and the fair value of which was estimated with reference to the expected realizable value. At March 31, 2004, the Company recorded an impairment loss of $2,559,425 based upon an offer from a third party. As a result, an impairment loss of $2,559,425 has been recorded in the year ended March 31, 2004. A redundancy cost of $389,814 was provided for the year ended March 31, 2004, based on the minimum amount required by local regulations. Such costs were paid in May 2004.

         NGSAL was fully closed down at March 31, 2004 and had no outstanding orders. The Company has planned to dispose its equity interest in NGSAL to a third party and expects to complete the transaction within one year after the year end date. Hence NGSAL is treated as a discontinued operation in accordance with SFAS No. 144 in these financial statements.

         Income, revenue and expenses in the consolidated income statements in relation to NGSAL are summarized as follows:

                                                               Fiscal Year Ended March 31,
                                                   --------------------------------------------------
                                                       2004               2003               2002
                                                   ------------       ------------       ------------
         Total revenues                            $  4,262,813       $    191,623       $         --
         Total operating costs and expenses         (11,439,412)        (3,296,814)              (917)
                                                   ------------       ------------       ------------
         Operating loss                              (7,176,599)        (3,105,191)              (917)
         Interest expense                              (135,813)           (99,574)                --
                                                                      ------------       ------------

         Net loss from discontinued operation      $ (7,312,412)      $ (3,204,765)      $       (917)
                                                   ============       ============       ============

                          NOVEL DENIM HOLDINGS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.      CLOSURE OF GARMENT OPERATION IN SOUTH AFRICA (CONTINUED)

         The components of assets and liabilities in relation to NGSAL in the consolidated balance sheets are as follows:

                                                                    As of March 31,
                                                             -----------------------------
                                                                 2004              2003
                                                             -----------       -----------
         Assets of discontinued operation
           Property, plant and equipment                     $ 5,057,022       $ 4,940,144
           Less: Accumulated depreciation                     (3,732,022)         (674,472)
                                                             -----------       -----------
           Net property, plant and equipment                   1,325,000         4,265,672
           Cash and cash equivalents                             411,832             2,240
           Accounts receivable, net                                8,644           104,276
           Inventories                                                --           611,814
           Other current assets                                  101,719             8,632
                                                             -----------       -----------

         Total                                               $ 1,847,195       $ 4,992,634
                                                             ===========       ===========

         Liabilities of discontinued operation
           Short-term borrowings and bank overdrafts         $        --       $ 2,407,832
           Accrued salaries and wages and other accrued
             liabilities                                         666,474           403,692
                                                             -----------       -----------

         Total                                               $   666,474       $ 2,811,524
                                                             ===========       ===========


11.      WINDING DOWN OF MAURITIUS OPERATIONS

         On May 28, 2004, the Company announced its plan to sell its Mauritius denim textile assets in Novel Textiles Limited and one of its four Mauritius garments facilities in Novel Garments (Mauritius) Limited for approximately $21.0 million in cash to a private Mauritius company further to its the intention to sell the textile operations and divest the garment operations in Mauritius. On July 2, 2004, the Company also entered into an agreement with another private Mauritius company to sell certain of its plant and machinery located in NTL.

   (a)   Impairment of long-lived assets

         A review of the long-lived assets located in Mauritius has been carried out to ensure that the carrying amount of the assets does not exceed their fair value.

         At March 31, 2004, the Company estimated that the fair value of buildings and plant and machinery located in NTL was $11,627,754 and $5,658,829, respectively. Accordingly, the Company recorded an impairment loss of $4,085,000 and $5,449,660 for these buildings and plant and machinery for the year ended March 31, 2004, respectively. The Company estimated the fair value of plant and machinery located in NGML as $3,096,759 and recorded an impairment loss of $1,010,731 for this plant and machinery for the year ended March 31, 2004. Fair value of the abovementioned assets are determine on the basis of sales agreements entered into with different third parties.

         The Company is in ongoing negotiation with interested buyers for disposition of the remaining NGML assets, mainly plant and machinery. Fair value of these assets was determined by the Company with reference to the expected realizable values based on prices obtained for similar assets previously sold.

         Impairment losses recorded by the Company in respect of the NTL assets was $9,534,660. The winding-down of NTL operations and disposition of assets is expected to complete prior to March 2005. Impairment losses recorded by the Company in respect of the NGML assets was $1,010,731.

                          NOVEL DENIM HOLDINGS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.      WINDING DOWN OF MAURITIUS OPERATIONS  (CONTINUED)

   (b)   Write down of inventories

         A review was carried out in respect of inventories located in Mauritius and write down were made based on the full physical inventory count and the Company's estimate of the inventories' net realizable value after the inclusion of future freight, transportation, packing and related costs, to ensure that the carrying amount of inventories does not exceed their net realizable value.

         As a result, inventory write down of $4,060,862 and $1,237,463 were recorded in the cost of goods sold for the year ended March 31, 2004 for NTL and NGML respectively.

   (c)   Redundancy costs

         A redundancy cost of $3,218,000 included in other expenses was provided for the year ended March 31, 2004, based on the minimum amount required by local regulations for winding down of Mauritius operations. Such costs were paid in the first half of fiscal 2005.

12.      IMPAIRMENT OF TEXTILE OPERATIONS IN SOUTH AFRICA

         The Company will review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The South African textiles business made losses in fiscal 2004 which, together with forecast losses for fiscal 2005, indicated that a possible impairment existed. In addition, worse than expected results for the first quarter of fiscal 2005 has led the Company to perform a strategic review of the South African textiles operation.

         The strategic review performed by the Company completed in August 2004 indicated that, under current economic factors, the Company will continue to make losses with associated cash outflows and that the estimated proceeds of a possible sale would provide a better estimate of the fair value of the South African textile assets than by discounting expected future cash flows at appropriate risk based discount rates. The Company continues to use the textile assets. The Company has received an offer from a third party for the plant and equipment of the South African textile operations, which the Company believes is the best indicator of the fair value of the plant and equipment after taking into account its knowledge of the market for second hand textiles machinery. An impairment charge of $11,748,431 was made against the land and building and plant and equipment of the South African textile operations to write down the value to the estimated fair value.

13.      LEGAL RESERVE

         One of the company's subsidiaries, which is incorporated in the PRC, is required on an annual basis to make an appropriation of retained earnings as a legal reserve equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Once the legal reserve reaches 50% of the registered capital of the respective company, further appropriation is discretionary. The legal reserve can be used to increase the registered capital and eliminate future losses of the respective company, and is not distributable to shareholders except in the event of liquidation. During the years ended March 31, 2002, 2003, and 2004, the company made total appropriations to their legal reserve of nil, $195,958 and $160,829, respectively.

         Appropriation to the legal reserve is accounted for as a transfer from retained earnings to legal reserve. There are no legal requirements in the PRC to fund this reserve by transfer of cash to any restricted accounts, and the company does not do so. This reserve is not distributable as cash dividends.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14.      RELATED PARTY TRANSACTIONS

         At March 31, 2004, an affiliate of Novel Enterprises Limited held 56.70% of the issued and outstanding ordinary shares of the Company (based on 8,027,809 Ordinary Shares, net of treasury shares).

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

   (a)   Sales to related parties

         The Company's customers include Tommy Hilfiger U.S.A., Inc., Pepe Jeans Europe B.V., Tommy Hilfiger Wholesale, Inc., Tommy Hilfiger Europe B.V. and certain other affiliates of NEL. Tommy Hilfiger U.S.A., Inc. ("THUSA") and Tommy Hilfiger Europe B.V are subsidiaries of Tommy Hilfiger Corporation ("Tommy Hilfiger"). Tommy Hilfiger Wholesale, Inc. ("THWS") is a subsidiary of THUSA. Pepe Jeans Europe B.V. is a subsidiary of Pepe Holdings Limited ("Pepe Holdings"). Affiliates of the Company held an indirect interest in the company, Pepe Holdings. Additionally, the Company's Chairman was the Co-Chairman of Tommy Hilfiger until his resignation in October 2002. From April 2003, none of the Company's directors or senior officers held similar positions in Tommy Hilfiger's management.

         Sales to these related companies are summarized as follows:

                                                      Fiscal Year Ended March 31,
                                             ---------------------------------------------
                                                 2004             2003             2002
                                             -----------      -----------      -----------
         Tommy Hilfiger U.S.A., Inc.                  --      $ 2,055,238      $ 5,517,983
         Tommy Hilfiger Wholesale, Inc.               --       14,493,487       18,318,967
         Pepe Jeans Europe B.V                        --           33,638        1,013,366
         Tommy Hilfiger Europe B.V                    --               --           58,328
                                             -----------      -----------      -----------

                                                      --      $16,582,363      $24,908,644
                                             ===========      ===========      ===========

         Tommy Hilfiger U.S.A., Inc. and Tommy Hilfiger Wholesales, Inc. are no longer related parties since April 2003.

         Amounts receivable from these companies which were included in accounts receivable were as follows:

                                                       As of March 31,
                                             ----------------------------------
                                                  2004                2003
                                             --------------      --------------
         Tommy Hilfiger U.S.A., Inc.         $           --      $      181,403
         Tommy Hilfiger Wholesale, Inc.                  --           1,037,186
                                             --------------      --------------

                                             $           --      $    1,218,589
                                             ==============      ==============

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14.      RELATED PARTY TRANSACTIONS (CONTINUED)

   (b)   Purchases from related parties

         The Company purchased certain raw materials and other inventory items from affiliates of NEL. Purchases from these companies amounted to $24,608, nil and nil for the years ended March 31, 2002, 2003 and 2004, respectively.

   (c)   Selling, general and administrative expenses

         In fiscal 2002, 2003 and 2004, the Company received certain company secretarial services from NEL and its affiliates. Charges to the Company for these services amounted to $134,783, $138,525 and $150,777 for the years ended March 31, 2002, 2003 and 2004, respectively. The charges are based on apportionment of services provided based on estimated or actual usage. Management believes this apportionment to be a reasonable allocation method.

         The Company pays commissions to companies affiliated with NEL, which act as selling agents on the Company's behalf. Total commission expense amounted to $512,692, $616,028 and $603,947 for the years ended March 31, 2002, 2003 and 2004, respectively.

         Amounts due to related parties amounted to $11,764 and $12,698 as of March 31, 2003 and 2004, respectively.

         Had the Company operated on a stand-alone basis, management believes that selling, general and administrative expenses would not have varied materially from amounts recognized in the years presented.

   (d)   Operating leases

         The Company leases office space from a company, which is a subsidiary of NEL. Rental charges to the Company for the years ended March 31, 2002, 2003 and 2004 amounted to $173,432, $159,272 and $149,358, respectively.

         In addition, the Company leases land in Mauritius from a subsidiary of NEL under a long term arrangement. The lease commenced in 1989 and has a term of 50 years. Annual rental charges under the lease arrangement are not material.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15.      ACQUISITION

         On October 1, 2001, the Company acquired 100% of the share capital of NDP Holdings Ltd. from a subsidiary of NEL. NDPHL, through its subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of China. The operating results of NDPHL have been included in the Company's consolidated financial statement since the date of acquisition. In addition to significantly expanding the Company's overall fabric capacity, the acquisition brought the Company: (i) a much broader and more sophisticated range of fabric products to offer existing and new customers; (ii) a highly experienced and well trained technical fabric management team; and (iii) a platform for future growth within Asia. The acquired business contributed revenues of $14,088,680 and operating profit of $1,779,645 to the Company for the period from October 1, 2001 to March 31, 2002.

         The fair value of assets and liabilities arising from the acquisition are as follows:

                                                                   As of October 1, 2001
                                                                   ---------------------
         Cash and cash equivalents                                     $  3,278,511
         Accounts receivable                                              3,468,484
         Inventories                                                      4,195,564
         Spare parts                                                        670,074
         Other current assets                                               803,132
         Property, plant and equipment, net                              20,768,597
         Short-term borrowing and bank overdrafts                        (2,564,103)
         Accounts payable                                                (2,204,604)
         Accrued salaries and wages and other accrued liabilities        (1,555,737)
         Due to related parties                                             (61,844)
         Long-term liabilities                                             (443,507)
                                                                       ------------

         Fair value of net assets acquired                               26,354,567
         Negative goodwill arising on acquisition                        (6,917,567)
                                                                       ------------

         Total purchase consideration                                    19,437,000
         Less: Cash and cash equivalents in subsidiary acquired          (3,278,511)
                                                                       ------------

         Cash outflow on acquisition                                   $ 16,158,489
                                                                       ============


         The acquisition has been accounted for using purchase accounting, negative goodwill arising on the acquisition was primarily derived from the fair value of NDPHL's property, plant and equipment, at the time of the acquisition, being higher than the purchase price. The negative goodwill has been allocated to reduce proportionately the values assigned to noncurrent assets.

         The following unaudited pro forma consolidated results of operations for the years ended March 31, 2001 and 2002 assume the NDPHL acquisition occurred as of April 1, 2000:

                                        Fiscal Year Ended March 31,
                                   ------------------------------------
                                         2002                 2001
                                   ---------------      ---------------
         Net sales                 $   170,029,958      $   168,388,821
         Net earnings              $     1,875,918      $    15,296,085
         Earnings per share:
              - Primary            $          0.21      $          1.68
              - Fully-diluted      $          0.20      $          1.65

         There were no acquisitions in fiscal 2003 and 2004.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

16.      SEGMENT INFORMATION AND SALES TO MAJOR CUSTOMERS

         The Company generates substantially all of its operating income through the export of garments and fabric from Mauritius, South Africa and China to its customers in Europe, the United States of America and elsewhere.

         The Company has two business segments, the manufacture and sale of garments and the manufacture and sale of fabric. The fabric division sells both to third parties and to the garments division. Overheads in respect of common services provided to these segments but not directly attributable to either segment are allocated on the basis of an estimate of the benefit received by each segment. Overheads not allocated to either of these segments are included within "Corporate and other" in the analysis of operating income by segment presented below.

   (a)   Segment Information

         The following sets out sales by business segment:

                                                                         Fiscal Year Ended March 31,
                                                            -----------------------------------------------------
                                                                 2004                2003                2002
                                                            -------------       -------------       -------------
         Garments -- third parties                          $  77,251,661       $  81,044,966       $ 118,459,721
         Fabric -- garments division and third parties        102,315,318          91,720,626          84,273,576
         Inter-divisional sales                               (28,863,731)        (27,971,250)        (44,148,129)
                                                            -------------       -------------       -------------

                                                            $ 150,703,248       $ 144,794,342       $ 158,585,168
                                                            =============       =============       =============

         The following sets out operating (loss) / income by business segment and a reconciliation to (loss) / income before minority interest, tax and effect of accounting change:

                                                                        Fiscal Year Ended March 31,
                                                            --------------------------------------------------
                                                                2004               2003               2002
                                                            ------------       ------------       ------------
         Garments                                           $ (6,999,269)      $(16,524,844)      $ (7,808,062)
         Fabric                                              (24,243,358)        (1,564,294)        13,339,339
         Corporate and other                                    (979,767)          (755,690)          (478,275)
         Elimination of unrealized profit                         70,038            784,675          1,052,573
                                                            ------------       ------------       ------------

         Operating (loss)/income                            $(32,152,356)      $(18,060,153)      $  6,105,575
         Interest expense                                     (3,071,726)        (4,258,346)        (4,165,037)
         Interest income                                          72,895             47,517            209,916
                                                            ------------       ------------       ------------

         (Loss) / income before minority interest, tax
            and effect of accounting change                 $(35,151,187)      $(22,270,982)      $  2,150,454
                                                            ============       ============       ============

         Eliminations comprise elimination of unrealized (profit) / loss on inter-divisional sales of inventory.

         The following sets out capital expenditure and depreciation expense by segment:

                                            Fiscal Year Ended March 31,
                                   ---------------------------------------------
                                       2004             2003             2002
                                   -----------      -----------      -----------
         Capital expenditure:
              Garments             $    66,846      $   786,749      $ 3,754,706
              Fabric                 2,430,562        8,144,877        7,228,572
                                   -----------      -----------      -----------

                                   $ 2,497,408      $ 8,931,626      $10,983,278
                                   ===========      ===========      ===========

         Depreciation:
              Garments             $ 2,133,469      $ 2,088,921      $ 4,708,208
              Fabric                 8,663,168        8,522,585        7,144,404
                                   -----------      -----------      -----------

                                   $10,796,637      $10,611,516      $11,852,612
                                   ===========      ===========      ===========

                          NOVEL DENIM HOLDINGS LIMITED

16.      SEGMENT INFORMATION AND SALES TO MAJOR CUSTOMERS (CONTINUED)

   (a)   Segment Information (continued)

                                          Fiscal Year Ended March 31,
                                 ---------------------------------------------
                                     2004             2003             2002
                                 -----------      -----------      -----------
         Impairment losses:
              Garments           $ 1,010,731      $ 2,409,231      $ 2,375,295
              Fabric              21,283,091               --               --
                                 -----------      -----------      -----------

                                 $22,293,822      $ 2,409,231      $ 2,375,295
                                 ===========      ===========      ===========

         The following sets out identifiable assets between segments:

                                                As of March 31,
                                        -------------------------------
                                            2004               2003
                                        ------------       ------------
         Garments                       $ 27,805,095       $ 35,110,957
         Fabric                           90,154,367        121,199,836
         Corporate and other               1,652,389          5,312,848
                                        ------------       ------------

                                        $119,611,851       $161,623,641
                                        ============       ============

         Included in corporate and other identifiable assets are certain cash and cash equivalents, and certain related party balances.

         The following sets out long-lived assets by country:

                                                As of March 31,
                                        -------------------------------
                                            2004                2003
                                        -----------         -----------
         Mauritius                      $27,882,950         $46,830,877
         South Africa                     7,709,733          21,319,308
         China                           12,561,839          14,398,392
         Others                           2,110,078             492,045
                                        -----------         -----------

                                        $50,264,600         $83,040,622
                                        ===========         ===========

   (b)   Major customers

         The Company sells garments to THWS and The Gap Inc., which individually comprise less than 10% of the Company's sales for the year ended March 31, 2003 and 2004, respectively. Sales to the two companies comprised more than 10% of the Company's sales during the year ended March 31, 2002. Sales to THWS amounted to $18,318,967, $14,493,487 and $956,383 for the years ended March 31, 2002, 2003 and 2004, respectively. Sales to The Gap Inc. amounted to $48,926,829, $11,140,252 and nil for the years ended March 31, 2002, 2003 and 2004, respectively.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

16.      SEGMENT INFORMATION AND SALES TO MAJOR CUSTOMERS (CONTINUED)

   (c)   Export sales

         The following sets out sales by destination:

                                          Fiscal Year Ended March 31,
                                ------------------------------------------------
                                    2004              2003              2002
                                ------------      ------------      ------------
         Europe
           - France             $ 12,240,821      $ 12,550,892      $ 10,947,979
           - Britain               5,907,331        14,057,821        19,573,500
           - Netherlands             169,302           438,533         2,455,742
           - Belgium               2,456,410         2,146,156         2,191,667
         Africa
           - Mauritius             9,088,788        12,234,806         9,615,116
           - Madagascar            1,327,808           935,928         1,682,411
           - Zimbabwe                489,723         1,467,241         2,475,932
         USA                      50,872,894        50,136,449        80,403,837
         PRC and Hong Kong        27,693,792        23,421,591        11,617,108
         Others                   40,456,379        27,404,925        17,621,876
                                ------------      ------------      ------------

                                $150,703,248      $144,794,342      $158,585,168
                                ============      ============      ============

         There is no individually significant destination included in others.

17.      COMMITMENTS AND CONTINGENCIES

   (a)   Operating leases

         The Company enters into noncancellable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under operating lease commitments:

         Fiscal Year Ending March 31,        As of March 31, 2004
         ----------------------------        --------------------
         2005                                      $1,180,523
         2006                                           8,870
         2007                                             733
         2008                                             733
         2009                                             733
         Thereafter                                    21,990
                                                   ----------
                                                   $1,213,582
                                                   ==========

   (b)   Capital leases

         Future minimum obligations for assets held under capital lease arrangements are as follows:

         Fiscal Year Ending March 31,        As of March 31, 2004
         ----------------------------        --------------------
         2005                                     $ 2,013,613
         2006                                       1,967,816
         2007                                       4,438,023
         2008                                       1,167,105
         2009                                         578,409
                                                  -----------
                                                   10,164,966
         Less:  interest costs                     (2,736,934)
                                                  -----------
                                                  $ 7,428,032
                                                  ===========

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

17.      COMMITMENTS AND CONTINGENCIES (CONTINUED)

   (c)   Letters of credit

         As of March 31, 2004, the Company has unexpired bank letters of credit related to commitments for the purchase of inventories, spare parts and machinery in the amount of $1,172,673.

   (d)   Purchase commitments

         In the normal course of business, the Company enters into contractual arrangements for future purchases of raw cotton to ensure availability and timely delivery. As of March 31, 2004, the Company had outstanding purchase commitments for inventories of $3,735,449. The amount the Company was required to pay in respect of these commitments was less than the forward price, as at March 31, 2004, for such inventories by $20,167.

         No provision is required in respect of this amount since the estimated net realizable value of the related finished goods inventory exceeds estimated cost.

18.      EMPLOYEE BENEFITS

         Other liabilities comprise a provision for deferred employee benefits amounting to $686,480 and $491,147 as of March 31, 2003 and 2004,
         respectively. The provision represents an estimate of long service payments payable to employees in Hong Kong in the future and is calculated based on the applicable laws of Hong Kong.

         The Company also distributes up to 5% of its income before bonuses and minority interest each year as bonuses to executives and other employees under an informal arrangement. All amounts payable under this arrangement up to March 31, 2004 have been provided for in the financial statements.

         As stipulated by the regulations of the PRC government, the Company's subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company's subsidiaries are required to make contributions to the state-sponsored retirement plan at 8.0% of employees' salaries for the fiscal years 2002, 2003 and 2004.

         The retirement plan contributions for the years ended March 31, 2002, 2003 and 2004 were approximately $37,719, $79,288 and $106,202, respectively.

         In addition to the pension contributions pursuant to the relevant laws and regulations of the PRC, the Company's subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately $10,106, $19,231 and $28,818 for the years ended March 31, 2002, 2003 and 2004, respectively, were calculated at 1.0% in the fiscal years 2002, 2003 and 2004 of the employees' actual salaries.

         The Company's Hong Kong employees are covered by the mandatory provident fund, which is managed by an independent trustee. The Company and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees' cash income with maximum contribution by each of the Company and the employees limited to HK$1,000 per month. The retirement benefits scheme cost of $150,074, $107,516 and $87,787 charged to the income statement during the years ended March 31, 2002, 2003 and 2004, respectively, represents contributions paid or payable by the Company to the fund.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

19.      STOCK REPURCHASES

         From time to time, the Board of Directors authorizes the Company to repurchase the ordinary shares of Novel Denim Holdings Limited. The Company repurchased 20,100 common shares at a cost of $178,410 and 1,113,091 common shares at a cost of $3,703,376 in 2002 and 2003, respectively. In 2003, the Company did not retire the shares it repurchased. In 2003, the Company issued 2,000 treasury shares, as a result of exercises of stock options by employees. The Company has not repurchased ordinary shares since February 2003 and announced in February 2004 that it has suspended its Shares Repurchase Program. At March 31, 2003 and 2004, 1,409,691 and 1,409,691 of treasury stock was retained, respectively.

20.      STOCK-BASED COMPENSATION PLANS

         In August 1997, the Company adopted an Employee Stock Incentive Plan and a Non-Employee Directors Stock Option Plan (collectively, the "Plans"), which made available for grant, until December 31, 2007, up to 950,000 common shares. The Plans permit the granting of incentive stock options, restricted stock and stock appreciation rights.

         Stock options are granted to purchase stock at a price not less than the fair market value on the date of grant, vest over a period of five years, and may be outstanding for any period up to 15 years from the date of grant. Generally, no stock option may be exercised until the employee has remained in the continuous employment of the Company for one year after the option is granted.

         The following is a summary of stock option transactions which occurred during the years ended March 31, 2004 and 2003:

                                                                  2004                                          2003
                                                  -----------------------------------            -----------------------------------
                                                                          Weighted                                       Weighted
                                                                           Average                                        Average
                                                                       Exercise Price                                 Exercise Price
                                                   Options                Per Share               Options                Per Share
                                                   -------                ---------               -------                ---------
         Outstanding as of April 1                 640,560                $  11.28                697,960                $  11.28
         Granted                                     2,000                    2.39                  2,000                    6.65
         Cancelled                                 (66,400)                  12.14                (57,400)                  11.31
         Exercised                                      --                      --                 (2,000)                   3.56
                                                  --------                --------               --------                --------
         Outstanding as of March 31                576,160                $  11.15                640,560                $  11.28
                                                  ========                ========               ========                ========


         The following table summarizes information concerning currently outstanding and exercisable options:

                                                        Options Outstanding                                Options Exercisable
                                       -----------------------------------------------------        --------------------------------
                                                              Weighted
                                                               Average           Weighted                                Weighted
             Range of                                         Remaining           Average                                 Average
             exercise                     Number             Contractual      Exercise Price           Number         Exercise Price
              prices                   Outstanding               Life            Per Share          Exercisable          Per Share
              ------                   -----------               ----            ---------          -----------          ---------
         $2.191 - $5.0313                 84,160                 6.06             $  3.68              67,760             $  3.65
         $7.50 - $10.8125                231,000                 5.29             $  7.77             218,800             $  7.77
         $12.64 - $20.25                 261,000                 3.92             $ 16.56             246,600             $ 16.79

         The Company accounts for stock-based compensation arrangements under APB Opinion No. 25. Under APB Opinion No. 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in 2002, 2003 and 2004.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

21.      EARNINGS / (LOSS) PER SHARE

         Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated in accordance with SFAS No. 128, as follows:

                                                                      2004               2003               2002
                                                                  ------------       ------------       ------------
         Net (loss)/income (Numerator for basic and diluted
            earnings/(loss) per share-income available to
            holders of Ordinary Shares)                           $(43,713,434)      $(26,179,208)      $  2,077,785
                                                                  ------------       ------------       ------------

         Denominator for basic earnings/(loss) per
            share-weighted-average shares                            8,027,809          8,807,898          9,110,485

         Effect of dilutive securities                                      --                 --            145,966
                                                                  ------------       ------------       ------------

         Denominator for diluted earnings/(loss) per
            share-weighted-average number of Ordinary Shares
            and dilutive potential Ordinary Shares                   8,027,809          8,807,898          9,256,451
                                                                  ------------       ------------       ------------

         Basic earnings/(loss) per share                          $      (5.45)      $      (2.97)      $       0.23
         Diluted earnings/(loss) per share                        $      (5.45)      $      (2.97)      $       0.22

         Stock options to purchase 576,160 common shares in 2004 and 640,560 common shares in 2003 were outstanding, but were not included in the computation of diluted earnings/(loss) per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

                          NOVEL DENIM HOLDINGS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

22.      FINANCIAL INSTRUMENTS

   (a)   Concentrations of credit risk

         Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash on deposit with financial institutions and accounts receivable.

         The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions in Hong Kong, China, Singapore, South Africa and Mauritius and the Company's exposure to any one institution is limited.

         Concentrations of credit risk with respect to accounts receivable arise due to a significant portion of the Company's sales deriving from relatively few customers. As of March 31, 2004, accounts receivable included $10,416,758 attributable to the Company's ten largest receivables balances. The Company manages its risk by securing letters of credit for the majority of its sales.

   (b)   Forward foreign exchange contracts

         The Company conducts certain transactions in various non-U.S. dollar currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are entered into and the date they are consummated. In response to this exposure, the Company enters into forward foreign exchange contracts to hedge certain foreign currency denominated firm commitments, primarily sales to customers invoiced in currencies other than the U.S. dollar. The primary purpose of the Company's foreign currency hedging activities is to manage the volatility associated with foreign currency revenues and the other assets and liabilities created in the normal course of business. The Company does not hold or issue financial instruments for trading purposes.

         Principal currencies hedged include the Euro and British pound. At March 31, 2004, such forward exchange contracts were recorded at their fair value with gains of $43,280. The maturity dates of the forward exchange contracts outstanding at March 31, 2004 ranged from one month to five months.

         For forward exchange contracts designated as cash flow hedges, gains and losses are recorded in other comprehensive income until the foreign currency denominated sales transactions are recognized in earnings. For the year ended March 31, 2004, forward exchange contracts with contract values amounting to $5,423,458 were de-designated from cash flow hedge and a net gain on these derivatives of $24,154 was reclassified to other revenues. Hedge ineffectiveness had no material impact on earnings for the year ended March 31, 2004. The Company estimates that net derivative gains of $19,126 included in accumulated other comprehensive income at March 31, 2004 will be reclassified into earnings during the next 12 months.

         The Company enters into various other types of financial instruments in the normal course of business. Fair values for these financial instruments are based on quoted market price.

   (c)   Fair value of financial instruments

         Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, short-term and long-term borrowings. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the relatively short maturities of these assets and liabilities. The carrying value of short-term and long-term borrowings approximates fair value as the loans have variable interest rates.

                                   SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that its has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                        NOVEL DENIM HOLDINGS LIMITED




                                                  /S/ SILAS K.F. CHOU
                                        ----------------------------------------
                                         Silas K.F. Chou, Chairman of the Board

Date:    September 30, 2004